Filed Pursuant to Rule 424(b)(4)
Registration No. 333-140754

InSight Health Services Holdings Corp.

OFFER TO EXCHANGE

7,780,000 post 1 for 5.687362 reverse stock split shares of common stock	OR	7,780,000 post 1 for 6.326392 reverse stock split shares of common stock in either case
for the entire outstanding aggregate principal amount of
9 7/8% senior subordinated notes due 2011
and
CONSENT SOLICITATION

InSight Health Services Holdings Corp. (which is referred to herein as “Holdings” and together with its wholly-owned subsidiary, InSight Health Services Corp. (referred to herein as “InSight”) and its other subsidiaries, is referred to herein as the “Company,” “we,” “our” or “us”), has proposed a financial restructuring which is described in this prospectus and solicitation statement, which we refer to herein as the restructuring. The restructuring consists of the exchange offer and consent solicitation described herein.

For each $1,000 of aggregate principal amount due at maturity that is exchanged in the exchange offer, each holder of InSight’s 9 7/8% senior subordinated notes due 2011, which we refer to herein as our senior subordinated notes, will receive either (1) 40 shares of Holdings’ common stock after giving effect to a 1 for 5.687362 reverse stock split, or (2) 40 shares of Holdings’ common stock after giving effect to a 1 for 6.326392 reverse stock split. A holder will receive the consideration described in clause (1), unless we consummate the exchange offer in connection with a prepackaged plan of reorganization on the terms described herein, in which case the holder will receive the consideration described in clause (2).

In order to avoid triggering a change of control for purposes of the indentures governing InSight’s senior secured floating rate notes due 2011, which we refer to as the floating rate notes (which will remain outstanding following the consummation of the exchange offer), and senior subordinated notes, no beneficial owner of senior subordinated notes may exchange its notes for 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer. In the event we receive a tender of senior subordinated notes from a beneficial owner which would entitle such beneficial owner to receive 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer, we will accept the portion of the senior subordinated notes that will entitle such beneficial owner to 34.99% of the common stock and return the remainder of the senior subordinated notes to such beneficial owner.

Concurrently with the exchange offer, we are seeking the consent of holders of our senior subordinated notes to amend certain of the terms of the indenture governing the senior subordinated notes to remove substantially all material affirmative and negative covenants, other than the obligation to pay principal and interest on the senior subordinated notes, set forth therein. Pursuant to the terms of the exchange offer, the completion, execution and delivery of the accompanying letter of transmittal and consent in connection with the tender of senior subordinated notes will be deemed to constitute the consent of the tendering holder to the proposed amendments to the indenture.

The exchange offer and consent solicitation will expire on May 16, 2007, at 11:59 p.m., New York City time, unless extended (which we refer to herein as the expiration date). Notwithstanding the foregoing, we reserve the right to amend, modify or terminate the exchange offer and consent solicitation at any time, if such amendment, modification or termination is determined by our board of directors to be in our best interests.

If we meet or waive the minimum tender condition and consummate the exchange offer without pursuing a prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code, we will amend the indenture governing our senior subordinated notes, and we will pay to each holder who has consented to the proposed amendments prior to the expiration date (provided such consent is not withdrawn), a one-time cash payment in the amount of $50 for each $1,000 in aggregate principal amount due at maturity of the senior subordinated notes as to which consent is given, or the consent payments. The consent payments will be made within 60 days following the closing of the exchange offer. Holders of our senior subordinated notes will not receive any consent payments in the event we pursue the prepackaged plan.

If we do not meet or waive the minimum tender condition to consummate the exchange offer and consent solicitation, we may pursue other alternatives, including consummating the exchange offer in connection with an amended prepackaged plan of reorganization on the terms described herein, or the prepackaged plan of reorganization. The prepackaged plan of reorganization is also referred to herein as “the prepackaged chapter 11 plan,” “the prepackaged plan,” and “the chapter 11 plan.” We solicited acceptances of an initial prepackaged plan. The solicitation of acceptances of the initial prepackaged plan expired on April 19, 2007, at 11:59 p.m., New York City time (which we refer to herein as the voting deadline). The prepackaged plan modifies the consideration to be paid to the holders of the senior subordinated notes in a manner more favorable to such holders than the initial prepackaged plan. We are therefore not required to solicit acceptances or rejections of the prepackaged plan. Your vote on the initial prepackaged plan will be counted as your vote on the prepackaged plan. You will be permitted, however, to withdraw your vote on the initial prepackaged plan if you voted against the initial prepackaged plan and are now in favor of the prepackaged plan. We believe that we have received the necessary acceptances to confirm the prepackaged plan in the event that we choose to file a chapter 11 bankruptcy case and pursue confirmation of the prepackaged plan. In addition, all administrative claims, priority claims, secured claims and general unsecured claims (other than by the holders of senior subordinated notes), including trade claims, will be paid in full.

See “Risk Factors” beginning on page 22 for a discussion of issues that you should consider with respect to the exchange offer and consent solicitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of this prospectus and solicitation statement. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS AND SOLICITATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO EXCHANGE SECURITIES OR SOLICITATION OF AN OFFER TO EXCHANGE SECURITIES TO ANY NON-INSTITUTIONAL HOLDER OF SENIOR SUBORDINATED NOTES IN ANY STATE OF THE UNITED STATES OF AMERICA IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OR TO ANY HOLDER OF SENIOR SUBORDINATED NOTES IN ANY OTHER JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

Lazard Capital Markets
Dealer Manager

The date of this prospectus and solicitation statement is May 2, 2007

PRESENTATION OF FINANCIAL INFORMATION

We refer to “Adjusted EBITDA” in various places in this prospectus and solicitation statement. Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization excluding the acquisition related compensation charge for the period from July 1 to October 17, 2001, gain on repurchase of notes payable, the loss on dissolution of partnership and impairment of goodwill and other intangible assets for the year ended June 30, 2006 and the impairment of goodwill for the six months ended December 31, 2006. Adjusted EBITDA has been included because we believe that it is a useful tool for us and our investors to measure our ability to provide cash flows to meet debt service, capital projects and working capital requirements. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, income from company operations or other traditional indicators of operating performance and cash flow from operating activities determined in accordance with accounting principles generally accepted in the United States. We present the discussion of Adjusted EBITDA because covenants in the indenture governing our floating rate notes and the agreement governing our existing revolving credit facility contain ratios based on this measure. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Please see our reconciliation of net cash provided by operating activities to Adjusted EBITDA as it appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and solicitation statement.

AVAILABILITY OF INFORMATION

This prospectus and solicitation statement incorporates important business and financial information about the Company that is not included or delivered herein. Such information is available without charge to security holders upon written request to the Company’s general counsel at 26250 Enterprise Court, Suite 100, Lake Forest, California 92630 or oral request by telephone at (949) 282-6000. In order to obtain timely delivery, security holders must request the information no later than five business days before May 16, 2007, which is the date on which this exchange offer expires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and solicitation statement includes “forward-looking statements.” Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital projects, financing needs, refinancing or restructuring of our indebtedness, plans or intentions relating to acquisitions and new fixed-site developments, competitive strengths and weaknesses, business strategy and the trends that we anticipate in the industry and economies in which we operate and other information that is not historical information. When used in this prospectus and solicitation statement the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith, and we believe there is a reasonable basis for them, but we can give no assurance that our expectations, beliefs and projections will be realized.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus and solicitation statement. Important factors that could cause our actual results to differ materially from the forward-looking statements made in this prospectus and solicitation statement are set forth in this prospectus and solicitation statement, including the factors described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the following:

•	our ability to successfully complete a capital restructuring in a timely manner;

•	our liquidity and substantial doubt regarding our ability to continue as a going concern;

•	overcapacity and competition in our markets;

•	reductions, limitations and delays in reimbursement by third-party payors;

•	contract renewals and financial stability of customers;

•	conditions within the healthcare environment;

•	the potential for rapid and significant changes in technology and their effect on our operations;

•	operating, legal, governmental and regulatory risks;

•	economic, political and competitive forces affecting our business; and

•	our ability to successfully integrate acquisitions.

If any of these risks or uncertainties materializes, or if any of our underlying assumptions is incorrect, our actual results may differ significantly from the results that we express in or imply by any of our forward-looking statements. We disclaim any intention or obligation to update or revise forward-looking statements to reflect future events or circumstances.

QUESTIONS AND ANSWERS ABOUT
THE EXCHANGE OFFER AND CONSENT SOLICITATION

The following are some questions regarding the exchange offer and consent solicitation that you may have as a holder of our senior subordinated notes and the answers to those questions. We urge you to read carefully additional important information contained in the remainder of this prospectus and solicitation statement and letter of transmittal.

Q:	What will I receive in exchange for my senior subordinated notes?

A:	We are offering to exchange 40 shares of Holdings’ post-reverse split common stock for each outstanding $1,000 principal amount of senior subordinated notes validly tendered in the exchange offer. If the exchange offer is consummated without the filing of the prepackaged plan, shares issued in exchange for each valid tender of senior subordinated notes will be issued after giving effect to a 1 for 5.687362 reverse stock split. If the exchange offer is consummated in connection with the filing of the prepackaged plan, shares issued in exchange for senior subordinated notes will be issued after giving effect to a 1 for 6.326392 reverse stock split. In order to avoid triggering a change of control for purposes of the indentures governing our floating rate notes (which will remain outstanding following the consummation of the exchange offer) and senior subordinated notes, no beneficial owner of senior subordinated notes may exchange its notes for 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer. In the event we receive a tender of senior subordinated notes from a beneficial owner which would entitle such beneficial owner to receive 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer, we will accept the portion of the senior subordinated notes that will entitle such beneficial owner to 34.99% of the common stock and return the remainder of the senior subordinated notes to such beneficial owner.

Q:	If I tender my senior subordinated notes, when will I receive my shares of common stock?

A:	If you tender your senior subordinated notes in the exchange offer, you will receive shares of our common stock promptly after the closing of the exchange offer.

Q:	If I tender my senior subordinated notes and consent to the proposed amendments to the indenture governing the senior subordinated notes, when will I receive my consent payment?

A:	If you tender your senior subordinated notes and consent to the proposed amendments to the indenture, and we close the exchange offer without filing a case under chapter 11 of the Bankruptcy Code, you will receive your consent payment within 60 days following the closing of the exchange offer and the amendment of the indenture. In the event we pursue the prepackaged plan, you will not receive any consent payment.

Q:	When does InSight expect to complete the exchange offer and consent solicitation?

A:	We hope to complete the exchange offer and consent solicitation in the second calendar quarter of 2007 (our fourth fiscal quarter). In the event we consummate the exchange offer through the prepackaged plan, we expect it to be completed in the third calendar quarter of 2007 (our first fiscal quarter of 2008). The exchange offer and consent solicitation is currently scheduled to expire on May 16, 2007; however, we may extend the exchange offer and consent solicitation from time to time as necessary until all the conditions to the exchange offer and consent solicitation have been satisfied or, where permissible, waived. We reserve the right to amend, modify or terminate the exchange offer and consent solicitation at any time if such amendment, modification or termination is determined by our board of directors to be in our best interests. We also reserve the right to extend the exchange offer and consent solicitation with respect to the senior subordinated notes.

Q:	If I decide not to tender, how will the exchange offer and consent solicitation affect my senior subordinated notes?

A:	If you decide not to tender your senior subordinated notes in the exchange offer and we complete the exchange offer and consent solicitation, you, as a holder of untendered senior subordinated notes, will not have the benefit of substantially all material affirmative and negative covenants, other than the obligation to pay principal and interest on the senior subordinated notes, currently set forth in the indenture governing the senior subordinated notes, and the liquidity and trading price of the remaining senior subordinated notes will likely be adversely affected. If the exchange offer is completed through the prepackaged plan, your senior subordinated notes will be cancelled and you will receive shares of common stock in exchange for your senior subordinated notes even though you initially decided not to tender.

Q:	What if the exchange offer and consent solicitation is completed and not all of the holders of the senior subordinated notes tender their notes and the Company files for bankruptcy?

A:	If the exchange offer and consent solicitation is completed and we are unable to finance our operations or meet our remaining commitments going forward, we may be forced to seek protection from our creditors under chapter 11 of the Bankruptcy Code, and the remaining holders of senior subordinated notes would have unsecured debt claims against us that would be paid before those holders of the senior subordinated notes who exchanged their senior subordinated notes for new common stock.

Q:	Will I receive accrued and unpaid interest with respect to the senior subordinated notes accepted for exchange?

A:	No accrued and unpaid interest will be paid with respect to senior subordinated notes accepted for exchange including, without limitation, the interest payment that became due and payable on May 1, 2007.

Q:	How do I participate in the exchange offer and consent solicitation?

A:	If you hold your senior subordinated notes in your own name, complete and sign the enclosed letter of transmittal and consent that relates to your senior subordinated notes and send such letter of transmittal and consent to U.S. Bank Trust National Association, the exchange agent for the exchange offer, at the appropriate address specified on page 158 of this prospectus and solicitation statement before the expiration date of the exchange offer and consent solicitation. If you hold your senior subordinated notes through a broker or other nominee, instruct such broker or nominee to tender your senior subordinated notes and consent to the proposed amendments to the indenture governing the senior subordinated notes before the expiration date of the exchange offer and consent solicitation.

Q:	Will I have to pay any fees or commissions for tendering in the exchange offer?

A:	If you are the record owner of your senior subordinated notes and you tender your senior subordinated notes directly to the exchange agent, you will not have to pay any fees or commissions. If you hold your senior subordinated notes through a broker, bank or other nominee, and your broker tenders the senior subordinated notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q:	Where can I find more information about the Company?

A:	You can find more information about the Company from various sources described herein under “Where You Can Find More Information.”

Q:	Who do I call if I have any questions on how to tender my senior subordinated notes or any other questions relating to the exchange offer and consent solicitation?

A:	Questions and requests for assistance may be directed to U.S. Bank Trust National Association, the exchange agent, or to CapitalBridge, the solicitation and information agent, at their respective addresses and telephone numbers set forth on page 158 of this prospectus and solicitation statement. Requests for additional copies of this prospectus and solicitation statement and the letter of transmittal and consent may be directed to the exchange agent or the solicitation and information agent.

Q:	Can I vote on the prepackaged plan?

A:	No, the voting deadline for voting on the prepackaged plan has passed. We are no longer accepting votes on the prepackaged plan. We believe that we have received the necessary acceptances to confirm the prepackaged plan in the event that we choose to file a chapter 11 bankruptcy case and pursue confirmation of the prepackaged plan.

Q:	Can I revoke the tender of my senior subordinated notes?

A:	You may only revoke the tender of your senior subordinated notes if (i) you have entered into a lockup agreement and (ii) in connection with the termination of the lockup agreement, your obligations under the lockup agreement are terminated. If you are permitted to revoke the tender, you may do so at the time your obligations under the lockup agreement terminate and prior to the expiration of the exchange offer by contacting the exchange agent, U.S. Bank Trust National Association, at its address on page 158 of this prospectus and solicitation statement.

Q:	Can I revoke my vote on the prepackaged plan at any time?

A:	No, the voting deadline has passed and you may no longer revoke your vote with respect to the prepackaged plan. You may, however, withdraw your vote against the prepackaged plan by informing us in writing of your desire to withdraw your vote.

Q:	What will I receive under the prepackaged plan?

A:	If the prepackaged plan is confirmed and becomes effective, the holders of our senior subordinated notes will receive 40 shares of Holdings’ common stock after giving effect to a 1 for 6.326392 reverse stock split for each $1,000 of aggregate principal amount of senior subordinated notes held. Holders of our senior subordinated notes will not receive any consent payments under the prepackaged plan.

Q:	What United States federal income tax consequences will there be?

A:	We believe that the holders of the senior subordinated notes that participate in the exchange offer will be taxed on any gain realized on the exchange up to the amount of the consent payment received. We further believe that with respect to holders of the senior subordinated notes that do not participate in the exchange offer, the adoption of the proposed amendments to the indenture likely will be considered a deemed taxable exchange of the old notes for new modified notes. For a further discussion of certain U.S. federal income tax considerations relating to the exchange offer and consent solicitation see “Material United States Federal Income Tax Considerations.”

v

SUMMARY

This summary highlights information contained elsewhere in this prospectus and solicitation statement. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer and consent solicitation, we encourage you to read this entire prospectus and solicitation statement, including the section entitled “Risk Factors,” and the documents referred to under the heading “Where You Can Find More Information” prior to deciding whether to participate in the exchange offer.

In this prospectus and solicitation statement, the term “Holdings” refers to InSight Health Services Holdings Corp., a Delaware corporation, the term “InSight” refers to InSight Health Services Corp., a Delaware corporation and wholly-owned subsidiary of Holdings, and the terms “the Company,” “our company,” “we,” “us” and “our” refer to Holdings and its consolidated subsidiaries, including InSight, unless stated or the context otherwise requires.

Our Company

We are a nationwide provider of diagnostic imaging services through our integrated network of fixed-site centers and mobile facilities which are focused in targeted regions throughout the United States. Our services include magnetic resonance imaging, or MRI, positron emission tomography, or PET, computed tomography, or CT, and other technologies. These services are non-invasive techniques that generate representations of internal anatomy on film or digital media which are used by physicians for the diagnosis and assessment of diseases and disorders. Our revenues and Adjusted EBITDA for the fiscal year ended June 30, 2006 were approximately $306.3 million and approximately $79.3 million, respectively.

Our integrated network of fixed-site centers and mobile facilities allows us to provide a full continuum of imaging services to better meet the needs of our customers, including healthcare providers, such as hospitals and physicians, and payors, such as managed care organizations, Medicare, Medicaid and insurance companies. Our fixed-site centers include freestanding centers and joint ventures with hospitals and radiology groups. Physicians refer patients to our fixed-site centers based on our service reputation, advanced equipment, breadth of managed care contracts and convenient locations. Our mobile facilities provide hospitals and physician groups access to imaging technologies when they lack either the resources or patient volume to provide their own full-time imaging services or require incremental capacity. We enter into agreements with radiologists to provide professional services, which include supervision and interpretation of radiological procedures and quality assurance. We do not engage in the practice of medicine.

Our principal executive office is located at 26250 Enterprise Court, Suite 100, Lake Forest, California 92630, and our telephone number is (949) 282-6000. Our internet address is www.insighthealth.com. www.insighthealth.com is a textual reference only, meaning that the information contained on the website is not part of this prospectus and solicitation statement and is not incorporated in this prospectus and solicitation statement by reference.

Summary of the Restructuring

In response to our financial results and concerns about long term liquidity, we have reviewed various options to restructure our balance sheet to improve our overall capital structure. As a result, our board of directors, with assistance from our advisors, has developed a restructuring program, which would restructure our balance sheet and is intended to improve our overall capital structure. This exchange offer and consent solicitation is an integral part of the restructuring.

We have entered into lockup agreements substantially in one of two different forms with the holders of approximately 78% in aggregate principal amount of our senior subordinated notes. The lockup agreements set forth the terms and conditions of the restructuring and the obligations and commitments of the parties with respect to the restructuring. The holders who have entered into lockup agreements may have the right to withdraw from the lockup agreements under certain circumstances. See “The Restructuring — Lockup

Agreements.” Additional holders of our senior subordinated notes may become parties to a lockup agreement. The two forms of the lockup agreements are attached to this prospectus and solicitation statement as Exhibits A-1 and A-2, respectively. For a description of the lockup agreements, see “The Restructuring — Lockup Agreement.”

In the event that the conditions to the exchange offer and consent solicitation are not satisfied, including that the minimum tender condition is not met, our board of directors will determine whether to seek the confirmation of a plan of reorganization on the terms described herein in a prepackaged chapter 11 plan. We believe that we have received the necessary acceptances to confirm the prepackaged plan in the event that we choose to file a chapter 11 bankruptcy case and pursue confirmation of the prepackaged plan. We expect that the board of directors would vote to seek the confirmation of the prepackaged plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

Summary of the Exchange Offer and Consent Solicitation

The Exchange Offer and Consent Solicitation	We are offering to exchange 40 shares of Holdings’ post-reverse split common stock for the valid tender of each $1,000 principal amount of the existing senior subordinated notes. If the exchange offer is consummated without the filing of the prepackaged plan, shares issued in exchange for each valid tender of senior subordinated notes will be issued after giving effect to a 1 for 5.687362 reverse stock split. If the exchange offer is consummated in connection with the filing of the prepackaged plan, shares issued in exchange for senior subordinated notes will be issued after giving effect to a 1 for 6.326392 reverse stock split.

If the exchange offer is consummated without the filing of the prepackaged plan, and assuming 100% of the senior subordinated notes are exchanged for shares of our common stock, former holders of senior subordinated notes will own, in the aggregate, 89% of our outstanding shares of common stock, and our existing equity holders will own, in the aggregate, 11% of our outstanding shares of common stock. If the exchange offer is consummated in connection with the filing of the prepackaged plan, former holders of senior subordinated notes will own, in the aggregate, 90% of our outstanding shares of common stock, and our existing equity holders will own, in the aggregate, 10% of our outstanding shares of common stock. Under either scenario, the percentage ownership of our equity holders shall be subject to dilution resulting from the issuance of equity pursuant to a new management incentive plan to be implemented by our board of directors. See “Principal Stockholders.”

Concurrently with the exchange offer, we are seeking the consent of holders of senior subordinated notes to amend certain of the terms of the indenture governing the senior subordinated notes to remove substantially all material affirmative and negative covenants other than the obligation to pay principal and interest on the senior subordinated notes. The completion, execution and delivery of the accompanying letter of transmittal and consent in connection with the tender of senior subordinated notes will be deemed to constitute the consent of the tendering holder to the proposed amendments to the indenture described below.

If we meet or waive the minimum tender condition and consummate the exchange offer without pursuing a prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code, we will amend the indenture governing our senior subordinated notes, and, within 60 days following the closing of the exchange offer, we will pay to each holder who has consented to the proposed amendments prior to the expiration date (provided such consent is not withdrawn), a one-time cash payment in the amount of $50 for each $1,000 in principal amount at maturity of the senior subordinated notes as to which consent is given.

In order to avoid triggering a change of control for purposes of the indentures governing our floating rate notes (which will remain outstanding following the consummation of the exchange offer) and senior subordinated notes, no beneficial owner of senior subordinated notes may exchange its notes for 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer. In the event we receive a tender of senior subordinated notes from a beneficial owner which would entitle such holder to receive 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer, we will accept the portion of the senior subordinated notes that will entitle such beneficial owner to 34.99% of the common stock and return the remainder of the senior subordinated notes to such beneficial owner.

Notwithstanding any other provision of the exchange offer and consent solicitation, and without prejudice to our other rights, we will not be required to accept for exchange or, subject to any applicable rules of the Securities and Exchange Commission, or the SEC, exchange any shares of our common stock for any senior subordinated notes, and we may terminate, extend or amend the exchange offer and consent solicitation if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived:

• At least 97% of the aggregate principal amount of senior subordinated notes must have been validly tendered, or the minimum tender condition.

•        The registration statement on Form S-4 relating to the exchange offer and consent solicitation shall have been declared effective under the Securities Act of 1933, as amended, or the Securities Act, and shall not be subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

•        At the time of the expiration of the exchange offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or consent solicitation:

(a) There shall have been any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

(b) There shall have been any material adverse change in the financial markets, any disruption in the banking system or any commencement or escalation of a war involving the United States;

           (c)     There shall have been any merger, acquisition or other business combination proposal for our company that makes proceeding with the exchange offer and consent solicitation inconsistent with our directors’ fiduciary duties; or

(d) All approvals from governmental bodies and authorities required in order to complete the exchange offer and consent solicitation are not obtained.

We would extend the exchange offer upon any material waiver, amendment or modification of the terms or conditions of the exchange offer, including waiver of the minimum tender condition, if required to do so by law.

Tenders of senior subordinated notes and related documentation may not be withdrawn after delivery (except for tenders by holders who have entered into a lockup agreement, which may be withdrawn in connection with such holders’ termination of their obligations thereunder). As a holder of senior subordinated notes, you do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law.

The exchange offer will expire at 11:59 p.m., New York City time, on the expiration date unless we extend the exchange offer.

Financing for Consent Payments	Certain holders of the senior subordinated notes have committed that if the exchange offer is consummated without the filing of the prepackaged plan they will purchase from us $9.9 million of aggregate principal amount of our floating rate notes due 2011. Such notes would be issued at 80% of their principal amount, or $7.92 million in cash, and would be entitled to customary registration rights and other terms consistent with our original issuance senior secured floating rate notes. We would use the cash proceeds from such issuance to pay a portion of the $9.725 million of consent payments. The issuance of such floating rate notes is at our option, but we will not be permitted to issue additional floating rate notes to other parties for a period of six months following the closing of the exchange offer without first issuing the $9.9 million of aggregate principal amount of floating rate notes to these holders of senior subordinated notes on the terms described above.

Our existing revolving credit facility contains restrictions on our ability to pay, and finance the payment of, the consent payments that would be payable to holders of our senior subordinated notes in connection with the amendments to the indenture that will occur if we consummate the exchange offer without pursuing the prepackaged plan. We have received a waiver of these restrictions from the lender under our existing revolving credit facility to allow for the payment of such consent payments and to permit us to issue additional floating rate notes due 2011 in an aggregate principal amount of $9.9 million to finance a portion of the consent payments.

The Prepackaged Plan	In the event that sufficient tenders and consents have not been received from the holders of the senior subordinated notes to permit consummation of the exchange offer and consent solicitation, the Debtors (as defined in the section of this prospectus and solicitation statement entitled “The Prepackaged Plan”) may file voluntary petitions under chapter 11 of the Bankruptcy Code. We believe that we have already received sufficient votes of an accepting class under section 1126 of the Bankruptcy Code to confirm the prepackaged plan.

An impaired class of claims has accepted the prepackaged plan because the holders of claims in that class that cast ballots in favor of acceptance of the prepackaged plan (i) hold at least two-thirds in aggregate dollar amount of the claims of the holders in such class who cast ballots with respect to the prepackaged plan, and (ii) constitute more than one-half the number of holders of allowed claims in such class who cast ballots with respect to the prepackaged plan.

We have solicited, and we believe we have already received, in advance from holders of the senior subordinated notes ballots evidencing acceptance of the prepackaged plan in the event that a chapter 11 case is commenced and the prepackaged plan is filed.

We solicited the vote of each holder of our common stock on the initial prepackaged plan. Each holder of our common stock that voted on the initial prepackaged plan voted to accept the initial prepackaged plan. Because the prepackaged plan substantially reduces the recovery to the holders of our common stock from the recovery provided in the initial prepackaged plan, we are now resoliciting the vote of each holder of our common stock on the prepackaged plan simultaneously with the exchange offer. Upon filing of such a prepackaged chapter 11 plan, we will seek immediate confirmation of such plan by the bankruptcy court.

The deadline for holders of our senior subordinated notes to submit a ballot has passed.

In the event the prepackaged plan is confirmed and becomes effective, the holders of our senior subordinated notes will receive 40 shares of Holdings’ common stock after giving effect to a 1 for 6.326392 reverse stock split for each $1,000 of aggregate principal amount of senior subordinated notes held. Holders of our senior subordinated notes will not receive any consent payments under the prepackaged plan. Shares of our common stock will be exchanged for existing senior subordinated notes. All administrative claims, debtor-in-possession financing claims, priority claims, secured claims and general unsecured claims (other than by the holders of senior subordinated notes), including trade claims, will be paid in full as and when due. The holders of existing common stock will be entitled to vote to accept or reject the prepackaged plan prior to the date the prepackaged plan is filed. Under the prepackaged plan, the holders of existing common stock will receive % of the aggregate new common stock subject to dilution resulting from the issuance of equity pursuant to a new management incentive plan to be implemented by our board of directors.

Upon confirmation, the prepackaged plan will be binding on all of our creditors (including holders of the senior subordinated notes) and equity security holders regardless of whether such creditors or equity security holders voted to accept the plan.

The streamlined process of filing the prepackaged chapter 11 plan is anticipated to take approximately 30 to 90 days from the date the plan is filed until confirmation and its terms will take effect shortly thereafter, once certain conditions are met.

We believe that, in the event that we were to pursue the prepackaged plan, our existing revolving credit facility would be inadequate for the implementation of the prepackaged plan. As a result, we entered into a commitment letter with our existing lender whereby our existing lender has agreed to provide us with debtor-in-possession financing while we are in bankruptcy, subject to the terms and conditions specified in such commitment letter. We expect to complete the debtor-in-possession financing contemporaneously with the filing of the prepackaged plan. We have also begun preliminary discussions with our existing lender and other institutional lenders for the provision of a multi-year revolving credit facility that will be effective upon our exit from bankruptcy.

Reverse Stock Split	As part of the restructuring, we intend to implement a reverse stock split of our common stock prior to the consummation of the exchange offer and consent solicitation. In the event we consummate the exchange offer without filing a case under chapter 11, the reverse stock split will be 1 share for 5.687362 shares; in the event we file a case under chapter 11, the reverse stock split will be 1 share for 6.326392 shares. The reverse stock split will not have any material impact on the aggregate capital represented by the shares of common stock for financial statement purposes, nor will adoption of the reverse stock split reduce the number of shares of common stock authorized for issuance. The rights and privileges of holders of shares of our common stock will remain the same after the reverse stock split. All of our outstanding stock options will be proportionately adjusted to reflect the reverse stock split; provided, however, the outstanding stock options will be cancelled if the prepackaged plan of reorganization is consummated.

In connection with the reverse stock split, we will not adjust the number of shares of common stock authorized for issuance under our certificate of incorporation. As a result, after giving effect to the 1 for 5.687362 reverse stock split and the shares of common stock to be issued pursuant to the exchange offer without the filing of the prepackaged plan, the number of authorized but unissued shares of common stock we will have available for issuance, assuming 100% of the senior subordinated notes are tendered in the exchange offer, will be 1,258,427; however, 169,714 of these shares are reserved for issuance pursuant to stock option agreements and a stock option plan. Notwithstanding the foregoing, if the prepackaged plan is filed, after giving effect to the 1 for 6.326392 reverse stock split and the shares of common stock to be issued pursuant to the exchange offer with the filing of the prepackaged plan, the number of authorized but unissued shares of common stock we will have available for issuance, assuming 100% of the senior subordinated notes are tendered in the exchange offer, will be 1,355,556, and no shares will be reserved for issuance because all outstanding stock options and the stock option plan will be cancelled. In addition, in the future, we may issue any authorized but unissued shares as determined in the discretion of our post-restructuring board of directors. These issuances may not require prior stockholder approval, and any such issuances would dilute the equity ownership of our then-outstanding common stockholders.

Lockup Agreements	Pursuant to the lockup agreements, holders of approximately 78% in aggregate principal amount of senior subordinated notes have agreed to tender their notes in the exchange offer and consent to the proposed amendments to the indenture governing the senior subordinated notes. Certain holders who have entered into lockup agreements may withdraw from and terminate their obligations under the lockup agreements in the event we do not commence bankruptcy proceedings on or before May 31, 2007, if at least 95% of the aggregate principal amount of senior subordinated notes has not been validly tendered by such date. Certain other holders who have entered into lockup agreements may withdraw from and terminate their obligations under the lockup agreements in the event we do not commence bankruptcy proceedings on or before May 31, 2007 if 97%, or such lesser percentage to be agreed by us and certain holders of our senior subordinated notes, of the aggregate principal amount of such senior subordinated notes has not been validly tendered by such date.

Material United States Federal Income Tax Considerations	We believe that the holders of the senior subordinated notes that participate in the exchange offer will be taxed on any gain realized on the exchange up to the amount of the consent payment received. We further believe that with respect to holders of the senior subordinated notes that do not participate in the exchange offer, the adoption of the proposed amendments to the indenture likely will be considered a deemed taxable exchange of the old notes for new modified notes. For a further discussion of certain U.S. federal income tax considerations relating to the exchange offer and consent solicitation see “Material United States Federal Income Tax Considerations.”

Exchange Agent	We have appointed U.S. Bank Trust National Association as the exchange agent for the exchange offer and consent solicitation.

Dealer Manager	The dealer manager will be Lazard Capital Markets LLC for the exchange offer and consent solicitation.

Solicitation and Information Agent	CapitalBridge will act as the solicitation and information agent for the exchange offer and consent solicitation.

Recent Events

We failed to make the semi-annual interest payment of approximately $9.6 million in the aggregate due May 1, 2007 on the outstanding senior subordinated notes. Non-payment of interest due on the senior subordinated notes starts a 30-day grace period during which payment can be made before triggering (i) an event of default under the senior subordinated note indenture and (ii) cross-default and acceleration of debt provisions under agreements governing our material indebtedness, including the revolving credit facility and the floating rate notes.

Summary Consolidated Historical Financial Data

The following table sets forth certain summary consolidated historical information of our company. Historical financial information (exclusive of Adjusted EBITDA) as of and for the fiscal years ended June 30, 2002, 2003, 2004, 2005 and 2006 is derived from our audited consolidated financial statements. Historical financial information (exclusive of Adjusted EBITDA) for the period from July 1, 2001 to October 17, 2001 is derived from the audited consolidated financial statements of InSight. See footnote (1) below. Historical financial information as of and for the six months ended December 31, 2005 and 2006 is derived from our unaudited condensed consolidated interim financial statements. Our unaudited condensed consolidated interim financial statements, in the opinion of our management, include all normal recurring accruals necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The information in the table below is only a summary and should be read together with our audited consolidated financial statements for the fiscal years ended June 30, 2004, 2005 and 2006 and the related notes, our unaudited condensed consolidated financial statements for the six months ended December 31, 2005 and 2006 and the related notes, and the section of this prospectus and solicitation statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus and solicitation statement. The amounts in the table below reflect rounding adjustments (dollars in thousands, except per share data).

	InSight
	(Predecessor)
	Period from	Holdings
	July 1 to						Six Months Ended
	October 17,	Years Ended June 30,					December 31,
	2001(1)	2002(1)	2003	2004	2005	2006	2005	2006
							(Unaudited)

Statement of Operations Data:
Revenues	$63,678	$155,407	$237,752	$290,884	$316,873	$306,298	$154,347	$145,638
Gross profit	17,991	39,823	57,708	57,463	48,716	35,026	21,796	11,126
Income (loss) before income taxes	(6,748)	9	8,188	4,874	(12,148)	(225,042)	(10,066)	(55,378)
Net income (loss)	(4,648)	9	4,922	2,924	(27,217)	(210,218)	(12,266)	(55,678)
Net income (loss) per common share:
Basic	$(0.50)	$0.00	$0.90	$0.53	$(4.98)	$(38.44)	$(2.24)	$(10.18)
Diluted	(0.50)	0.00	0.88	0.52	(4.98)	(38.44)	(2.24)	(10.18)
Weighted average number of common shares outstanding:
Basic	9,343	5,465	5,469	5,469	5,469	5,469	5,469	5,469
Diluted	9,343	5,559	5,565	5,582	5,469	5,469	5,469	5,469
Balance Sheet Data:
Cash and cash equivalents	$—	$17,783	$19,554	$30,412	$20,839	$28,208	$31,151	$25,856
Total assets	—	499,401	577,317	675,631	624,523	408,204	620,247	354,548
Total debt	—	378,164	446,119	539,823	501,568	503,382	505,138	502,596
Cash Flow Data:
Net cash provided by operating activities	$14,820	$39,601	$61,756	$62,904	$64,045	$37,628	$23,235	$9,521
Net cash used in investing activities	(21,592)	(221,563)	(102,705)	(145,034)	(35,759)	(28,507)	(14,671)	(9,395)
Net cash provided by (used in) financing activities	(8,053)	199,745	42,720	92,988	(37,859)	(1,752)	1,748	(2,478)
Other Data:
Capital expenditures	$20,852	$43,655	$56,967	$46,734	$30,459	$30,927	$19,079	$8,833
Adjusted EBITDA(2)	25,012	59,017	95,047	104,289	98,313	79,295	44,037	31,681
Depreciation and amortization	9,823	26,462	49,345	58,733	65,601	64,852	31,389	30,141
Number of fixed-site centers	—	73	88	118	120	116	111	109
Number of mobile facilities	—	100	100	118	115	108	120	108

(1)	On October 17, 2001, Holdings acquired InSight pursuant to an agreement and plan of merger dated June 29, 2001, as amended. Holdings did not have any operating activities until October 17, 2001. Our financial information for the year ended June 30, 2002 reflects results for the entire fiscal year 2002 and does not include the results of operations of InSight from July 1, 2001 to October 17, 2001. InSight’s results of operations through October 17, 2001 do not reflect any purchase accounting adjustments. The results of operations for the fiscal year ended June 30, 2002 can be derived by combining our results of operations for the fiscal year ended June 30, 2002 with the results of operations of InSight from July 1, 2001 to October 17, 2001. These combined results of operations should be used for comparative purposes only as they do not purport to be indicative of what our results of operations would have been if we owned InSight for the entire fiscal year ended June 30, 2002.

(2)	Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization excluding the acquisition related compensation charge for the period from July 1, 2001 to October 17, 2001, the gain on repurchase of notes payable, the loss on dissolution of partnership and impairment of goodwill and other intangible assets for the year ended June 30, 2006 and the impairment of goodwill for the six months ended December 31, 2006. Adjusted EBITDA has been included because we believe that it is a useful tool for us and our investors to measure our ability to provide cash flows to meet debt service, capital project and working capital requirements. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, income from company operations or other traditional indicators of operating performance and cash flow from operating activities determined in accordance with accounting principles generally accepted in the United States. We present this discussion of Adjusted EBITDA because covenants in the indenture governing our floating rate notes and the credit agreement relating to our existing revolving credit facility contain ratios based on this measure. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Please see the reconciliation of net cash provided by operating activities to Adjusted EBITDA following these footnotes.

A reconciliation of net cash provided by operating activities to Adjusted EBITDA is as follows (amounts in thousands) (unaudited):

	InSight
	(Predecessor)	Holdings
	Period from
	July 1 to						Six Months Ended
	October 17,	Years Ended June 30,					December 31,
	2001(1)	2002(1)	2003	2004	2005	2006	2005	2006

Net cash provided by operating activities	$14,820	$39,601	$61,756	$62,904	$64,045	$37,628	$23,235	$9,521
Provision (benefit) for income taxes	(2,100)	—	3,266	1,950	15,069	(14,824)	2,200	300
Interest expense, net	6,321	32,546	37,514	40,682	44,860	50,754	24,790	27,323
Write-off of debt issuance costs	—	(7,378)	—	—	—	—	—	—
(Loss) gain on sales of centers	—	—	—	2,129	(170)	—	—	—
Amortization of debt issuance costs	—	—	—	(2,911)	(3,173)	(3,051)	(1,977)	(1,579)
Equity in earnings of unconsolidated partnerships	—	—	—	2,181	2,613	3,072	1,628	1,632
Distributions from unconsolidated partnerships	—	—	—	(2,054)	(2,621)	(3,387)	(1,558)	(1,540)
Net change in operating assets and liabilities	5,971	(5,752)	(7,489)	(592)	(7,086)	(6,121)	(2,181)	(3,976)
Net change in deferred income taxes	—	—	—	—	(15,224)	15,224	(2,100)	—

Adjusted EBITDA	$25,012	$59,017	$95,047	$104,289	$98,313	$79,295	$44,037	$31,681

(1)	See footnote (1) above.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
FOR EXCHANGE OFFER

The following unaudited pro forma condensed consolidated financial data for the year ended June 30, 2006 and as of and for the six months ended December 31, 2006 have been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the exchange offer and consent solicitation been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2006 gives effect to the exchange offer and consent solicitation, the issuance of $9.9 million of aggregate principal amount of senior secured floating rate notes, and the payment of related fees and expenses, including the consent payments, as if each had occurred on the date of the condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated statements of operations for the year ended June 30, 2006 and the six months ended December 31, 2006 give effect to the exchange offer and consent solicitation, the issuance of $9.9 million of aggregate principal amount of senior secured floating rate notes, and the payment of related fees and expenses, including the consent payments, as if each had occurred at the beginning of the periods presented and exclude the effects of non-recurring adjustments relating to the restructuring.

The unaudited pro forma condensed consolidated financial data are based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” and our consolidated financial statements and related notes included in this prospectus and solicitation statement. The unaudited pro forma condensed consolidated financial data assume that 100% of our outstanding senior subordinated notes are exchanged for 7,780,000 shares of our common stock. A 10% decrease in the amount of senior subordinated notes exchanged would result in an increase in interest expense, net by approximately $1.9 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
FOR EXCHANGE OFFER
As of December 31, 2006
(Amounts in thousands)

	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$25,856	$(11,505	)(1)(2)	$14,351
Trade accounts receivables, net	41,329	—		41,329
Other current assets	9,936	—		9,936

Total current assets	77,121	(11,505)		65,616

Property and equipment, net	162,059	—		162,059
Investments in partnerships	3,383	—		3,383
Other assets	16,273	(6,855	)(3)	9,418
Goodwill and other intangible assets, net	95,712	—		95,712

	$354,548	$(18,360)		$336,188

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of notes payable and capital lease obligations	$5,547	$—		$5,547
Accounts payable and other accrued expenses	43,212	(3,201	)(4)	40,011

Total current liabilities	48,759	(3,201)		45,558

Long-term liabilities:
Notes payable and capital lease obligations, less current portion	497,049	(186,580	)(2)(5)	310,469
Other long-term liabilities	6,778	—		6,778

Total long-term liabilities	503,827	(186,580)		317,247

Stockholders’ deficit:
Common stock	5	4	(5)	9
Additional paid-in capital	87,081	45,729	(5)	132,810
Accumulated other comprehensive income	134	—		134
Accumulated deficit	(285,258)	125,688	(6)	(159,570)

Total stockholders’ deficit	(198,038)	171,421		(26,617)

	$354,548	$(18,360)		$336,188

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR EXCHANGE OFFER
For the Year Ended June 30, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$306,298	$—		$306,298
Costs of operations	271,272	—		271,272

Gross profit	35,026	—		35,026
Corporate operating expenses	(23,655)	—		(23,655)
Equity in earnings of unconsolidated partnerships	3,072	—		3,072
Interest expense, net	(50,754)	(21,001	)(7)	(29,753)
Gain on repurchase of notes payable	3,076	—		3,076
Loss on dissolution of partnership	(1,000)	—		(1,000)
Impairment of goodwill and other intangible assets	(190,807)	—		(190,807)

Loss before benefit for income taxes	(225,042)	21,001		(204,041)
Benefit for income taxes	(14,824)	—		(14,824)

Net loss	$(210,218)	$21,001		$(189,217)

Net loss per common share:
Basic	$(38.44)			$(21.64)
Diluted	(38.44)			(21.64)
Weighted average number of common shares outstanding:
Basic	5,469	3,273	(8)	8,742
Diluted	5,469	3,273		8,742

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR EXCHANGE OFFER
For the Six Months Ended December 31, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$145,638	$—		$145,638
Costs of operations	134,512	—		134,512

Gross profit	11,126	—		11,126
Corporate operating expenses	(11,218)	—		(11,218)
Equity in earnings of unconsolidated partnerships	1,632	—		1,632
Interest expense, net	(27,323)	(9,679	)(7)	(17,644)
Impairment of goodwill	(29,595)	—		(29,595)

Loss before provision for income taxes	(55,378)	9,679		(45,699)
Provision for income taxes	300	—		300

Net loss	$(55,678)	$9,679		$(45,999)

Net loss per common share:
Basic	$(10.18)			$(5.26)
Diluted	(10.18)			(5.26)
Weighted average number of common shares outstanding:
Basic	5,469	3,273	(8)	8,742
Diluted	5,469	3,273		8,742

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
FOR EXCHANGE OFFER
(Amounts in thousands)

The unaudited pro forma condensed consolidated financial data as of December 31, 2006 and for the six months ended December 31, 2006 and the year ended June 30, 2006 reflect the following pro forma adjustments:

(1) To reflect the estimated cost of the exchange offer related primarily to professional fees of $9,700 and the consent payments of $9,725.

(2) To reflect the issuance of $9,900 in aggregate principal amount of senior secured floating rate notes in exchange for $7,920 of cash.

(3) To reflect the write-off of deferred financing costs associated with the senior subordinated notes.

(4) To reflect the reversal of accrued interest associated with the senior subordinated notes.

(5) To reflect the impact of the exchange of the senior subordinated notes for common stock (based on the estimated fair market value of $65,158 on February 13, 2007) and the reverse stock split on our existing common stock of $4 as an increase in common stock, $45,729 as an increase in additional paid-in-capital and $194,500 as a reduction of notes payable.

(6) To reflect the reduction of accumulated deficit for the gain on cancellation of indebtedness.

(7) To reverse interest expense related to the senior subordinated notes and record interest expense on the additional senior secured floating rate notes.

(8) In connection with the exchange offer, we are issuing 7,780 shares of common stock. Additionally, prior to the consummation of the exchange offer, we intend to implement a reverse split of our existing common stock at one share for 5.687362 shares of common stock. The pro forma weighted average common shares outstanding have been adjusted to 962 shares to reflect the reverse stock split.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA UNDER
PREPACKAGED PLAN OF REORGANIZATION

The following unaudited pro forma consolidated financial data for the year ended June 30, 2006 and as of and for the six months ended December 31, 2006 have been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the prepackaged plan of reorganization been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations.

The unaudited pro forma consolidated balance sheet as of December 31, 2006 gives effect to the prepackaged plan of reorganization and the payment of related fees and expenses as if it had occurred on the date of the consolidated balance sheet.

The unaudited pro forma consolidated statements of operations for the year ended June 30, 2006 and the six months ended December 31, 2006 give effect to the prepackaged plan of reorganization as if it had occurred at the beginning of the periods presented and excludes the effects of non-recurring adjustments relating to the prepackaged plan of reorganization.

The unaudited pro forma consolidated financial data are based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” and our consolidated financial statements and related notes included in this prospectus and solicitation supplement. The unaudited pro forma consolidated financial data assume the completion of the prepackaged plan of reorganization (including the issuance of common stock issued in exchange for senior subordinated notes tendered in the exchange offer).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET UNDER
PREPACKAGED PLAN OF REORGANIZATION

As of December 31, 2006
(Amounts in thousands)

	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$25,856	$(14,025	)(1)	$11,831
Trade accounts receivables, net	41,329	—		41,329
Other current assets	9,936	—		9,936

Total current assets	77,121	(14,025)		63,096

Property and equipment, net	162,059	—		162,059
Investments in partnerships	3,383	2,637	(2)	6,020
Other assets	16,273	(16,273	)(2)	—
Reorganization value in excess of amount allocable to identifiable assets	—	159,384	(2)	159,384
Goodwill and other intangible assets, net	95,712	(69,482	)(2)	26,230

	$354,548	$62,241		$416,789

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of notes payable and capital lease obligations	$5,547	$—		$5,547
Accounts payable and other accrued expenses	43,212	(3,201	)(2)	40,011

Total current liabilities	48,759	(3,201)		45,558

Long-term liabilities:
Notes payable and capital lease obligations, less current portion	497,049	(223,244	)(2)	273,805
Other long-term liabilities	6,778	—		6,778

Total long-term liabilities	503,827	(223,244)		280,583

Stockholders’ equity (deficit):
Common stock	5	4	(3)	9
Additional paid-in capital	87,081	3,558	(3)	90,639
Accumulated other comprehensive income	134	(134	)(2)	—
Accumulated deficit	(285,258)	285,258	(2)	—

Total stockholders’ equity (deficit)	(198,038)	288,686		90,648

	$354,548	$62,241		$416,789

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
UNDER PREPACKAGED PLAN OF REORGANIZATION

For the Year Ended June 30, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$306,298	$—		$306,298
Costs of operations	271,272	(281	)(4)	270,991

Gross profit	35,026	281		35,307
Corporate operating expenses	(23,655)	—		(23,655)
Equity in earnings of unconsolidated partnerships	3,072	—		3,072
Interest expense, net	(50,754)	(21,130	)(5)	(29,624)
Gain on repurchase of notes payable	3,076	—		3,076
Loss on dissolution of partnership	(1,000)	—		(1,000)
Impairment of goodwill and other intangible assets	(190,807)	—		(190,807)

Loss before benefit for income taxes	(225,042)	21,411		(203,631)
Benefit for income taxes	(14,824)	—		(14,824)

Net loss	$(210,218)	$21,411		$(188,807)

Net loss per common share:
Basic	$(38.44)			$(21.84)
Diluted	(38.44)			(21.84)
Weighted average number of common shares outstanding:
Basic	5,469	3,175	(6)	8,644
Diluted	5,469	3,175		8,644

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
UNDER PREPACKAGED PLAN OF REORGANIZATION

For the Six Months Ended December 31, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$145,638	$—		$145,638
Costs of operations	134,512	(140	)(4)	134,372

Gross profit	11,126	140		11,266
Corporate operating expenses	(11,218)	—		(11,218)
Equity in earnings of unconsolidated partnerships	1,632	—		1,632
Interest expense, net	(27,323)	(9,296	)(5)	(18,027)
Impairment of goodwill and other intangible assets	(29,595)	—		(29,595)

Loss before provision for income taxes	(55,378)	9,436		(45,942)
Provision for income taxes	300	—		300

Net loss	$(55,678)	$9,436		$(46,242)

Net loss per common share:
Basic	$(10.18)			$(5.35)
Diluted	(10.18)			(5.35)
Weighted average number of common shares outstanding:
Basic	5,469	3,175	(6)	8,644
Diluted	5,469	3,175		8,644

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
DATA UNDER PREPACKAGED PLAN OF REORGANIZATION

(Amounts in thousands)

The unaudited pro forma condensed consolidated financial data as of December 31, 2006 and for the six months ended December 31, 2006 and the year ended June 30, 2006 reflect the following pro forma adjustments:

(1) To reflect the estimated cost of the prepackaged plan of reorganization related primarily to professional fees of $14,025.

(2) To reflect the recast of our balance sheet using estimated fair market values under “fresh-start accounting” assuming that all criteria as set forth in Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, or SOP 90-7, are met. This recast balance sheet is based on an estimated equity value of approximately $90,648, combined with additional assumptions regarding the fair value of our assets and liabilities, additional liabilities associated with the bankruptcy proceedings and the recording of identifiable assets. Under SOP 90-7 the total reorganization value is allocated to our tangible and intangible assets and liabilities based on their estimated fair values as of the date of the completion of the bankruptcy. The preliminary estimated reorganization equity value is allocated as follows:

Total reorganization equity value	$90,648
Preliminary allocation:
Book value of total net assets	(3,538)
Adjustments to historical net book value:
Cash	(14,025)
Investments in partnerships	2,637
Other assets	(16,273)
Goodwill and other intangible assets	(69,482)
Other accrued expenses	3,201
Notes payable and capital lease obligations	28,744

Reorganization value in excess of amounts allocable to identifiable assets	$159,384

The final determination of fair values (i) may differ materially from the estimates set forth in the unaudited pro forma condensed consolidated financial data under the prepackaged plan of reorganization and (ii) will include management’s final valuation of the fair value of assets and liabilities. The final valuation will be based on the actual net tangible and intangible assets that existed as of the date of the completion of the bankruptcy.

Of the total estimated reorganization value, we allocated $16,000 to managed care contracts that are expected to amortize over a life of 30 years; $1,550 to wholesale contracts that are expected to amortize over lives of 5 to 7 years; and $8,680 to our trademark that is expected to have an indefinite life.

Identification and allocation of value to the identified intangible assets was based on the provisions of Statement of Financial Accounting Standard No. 141, “Business Combinations”, or SFAS 141. The fair value of the identified intangible assets was estimated using a discounted cash flow analysis. This method includes a projection of net cash flows attributable with the respective intangible assets. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered historical attrition and renewal rates of our contracts.

The estimates of expected useful lives are based on the guidance from SFAS 141. The useful lives of managed care contracts are based on the expected life of the contracts and the number of years in which net cash flows have been projected. The useful lives of wholesale contracts are based on the length and historical renewal rates of the contracts.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of (i) historical and projected revenues and gross profit generated from managed care and wholesale contracts, (ii) historical attrition rates of managed care contracts, and (iii) renewal rates of existing wholesale contracts.

(3) For purposes of the unaudited pro forma condensed consolidated financial data under the prepackaged plan of reorganization, we have used an estimated reorganization equity value of $90,648 as the basis for determining the fair value of common stock issuable upon the exchange of the senior subordinated notes. This reorganization equity value was estimated with the assistance of our financial advisors, using market multiples of various metrics they deemed relevant, and by considering the fair market value of the senior subordinated notes to be exchanged for our common stock.

(4) To adjust amortization expense on our other intangible assets.

(5) To reverse interest expense related to the senior subordinated notes and amortization of debt issuance costs.

(6) In connection with the exchange offer, we are issuing 7,780 shares of common stock. Additionally, prior to the consummation of the exchange offer, we intend to implement a reverse split of our existing common stock at one share for 6.326392 shares of common stock. The pro forma weighted average common shares outstanding have been adjusted to 864 shares to reflect the reverse stock split.

RISK FACTORS

You should carefully consider the following risk factors before you decide to tender your senior subordinated notes in the exchange offer and deliver a consent in the consent solicitation. We urge you to carefully read this prospectus and solicitation statement. There may be additional risks and uncertainties not presently known to us, or which we currently consider immaterial, that may adversely affect us.

Risks Relating to the Exchange Offer

The proposed amendments to the indenture governing the senior subordinated notes will significantly reduce the protections afforded to non-tendering holders of the senior subordinated notes.

If the minimum tender condition and each of the other conditions to the exchange offer and consent solicitation are met or waived, and the exchange offer and consent solicitation is completed, we and the trustee under the indenture governing the senior subordinated notes will give effect to the proposed amendments to the indenture. The proposed amendments will apply to all of the senior subordinated notes that remain outstanding and each holder of such senior subordinated notes not tendered in the exchange offer will be bound by the proposed amendments, regardless of whether such holder consented to the proposed amendments.

The proposed amendments to the indenture will delete provisions of the indenture, including:

•	the limitation on our ability to incur indebtedness and issue stock;

•	the obligation to file certain annual, quarterly and other reports and provide compliance and related certifications;

•	the limitation on our ability to incur liens;

•	the obligation to provide notices including with respect to defaults;

•	the limitation on affiliate transactions;

•	the limitations on our ability to make restricted payments;

•	the limitations on our ability to declare and pay dividends;

•	the limitation on sales of assets;

•	the limitations on issuances of guarantees of indebtedness; and

•	the obligation to provide additional guarantees.

For a description of the proposed amendments, see “The Proposed Amendments to the Indenture.”

Holders of a majority in principal amount of the outstanding senior subordinated notes can approve the proposed amendments.

Pursuant to the lockup agreements, holders of approximately 78% in aggregate principal amount of senior subordinated notes have agreed to tender their notes in the exchange offer and consent to the proposed amendments to the indenture governing the senior subordinated notes.

Holders of the senior subordinated notes who exchange their senior subordinated notes in the exchange offer will lose their rights under the senior subordinated notes and the indenture governing the senior subordinated notes.

If you tender your senior subordinated notes in the exchange offer for shares of our common stock and the exchange offer is completed, you will lose the contractual and legal rights you currently have under the indenture governing the senior subordinated notes. Furthermore, under most circumstances, the value of equity will likely react to changes in our business with a higher degree of volatility than will the value of a debt claim. Consequently, as a holder of shares of our common stock, a tendering holder of senior subordinated notes may suffer more from future adverse developments relating to our financial condition, results of operations or prospects than it would as a holder of senior subordinated notes.

If less than all holders of senior subordinated notes tender their senior subordinated notes and we were to liquidate, the holders of senior subordinated notes who have not tendered their senior subordinated notes would have a priority on repayment over any equity interest.

If not all holders of the senior subordinated notes tender their senior subordinated notes and if we were to cease operations and liquidate our assets, the holders of the outstanding senior subordinated notes would be entitled to receive the principal and accrued and unpaid interest on such senior subordinated notes out of our assets before our equity holders would receive a distribution. All equity holders would thereafter receive a recovery only if assets remain after all of our debts are paid in full. Accordingly, if you tender your senior subordinated notes in the exchange offer and we were to liquidate our assets, you may receive less than if you did not tender your senior subordinated notes.

Subsequent to the exchange offer and consent solicitation, the liquidity of the senior subordinated notes held by non-tendering holders of senior subordinated notes may be impaired.

If holders of a large enough amount of senior subordinated notes decide to participate in the exchange offer, the liquidity of the remaining senior subordinated notes may be impaired and your ability to sell the senior subordinated notes may be adversely affected.

The holders of our senior subordinated notes and floating rate notes may challenge the exchange offer.

We believe that the exchange offer would not constitute a “change of control” under the indentures governing our senior subordinated and floating rate notes. The holders of such notes may disagree with our position, and file legal action to try and halt the exchange offer. In November 2006, certain of the holders of the floating rate notes contacted our advisors regarding the formation of an ad hoc committee for purposes of reviewing any restructuring involving us. Upon a change of control, we would be required to make an offer to purchase all outstanding senior subordinated notes and floating rate notes at a price equal to 101% of their principal amount plus accrued and unpaid interest.

If the minimum tender condition for the exchange offer and consent solicitation is not met or waived, we may commence a chapter 11 case, which would delay distributions and eliminate the payment of consent payments to the holders of senior subordinated notes and would involve certain additional costs and risks associated with bankruptcy.

If the exchange offer is not completed because the minimum tender condition is not satisfied or waived, and if we then file our chapter 11 case and the prepackaged plan can be confirmed, holders of our senior subordinated notes will not receive any consent payments and the date of the distributions to be made pursuant to the prepackaged plan will be delayed until after confirmation of the prepackaged plan by the bankruptcy court. We estimate that the process of obtaining confirmation of the prepackaged plan will last approximately 30 to 90 days from the date of the commencement of our chapter 11 case and could last considerably longer. The distribution will be delayed for a minimum of 30 days thereafter and may be delayed for a substantially longer period.

In addition, in the chapter 11 case, we would incur certain additional costs associated with bankruptcy, including costs of professionals and bankruptcy fees.

Further, in the chapter 11 case, there would be an additional risk that the prepackaged plan may not be confirmed by the bankruptcy court. The Bankruptcy Code grants every party-in-interest the right to be heard by the bankruptcy court. Thus, if a party-in-interest objects to the prepackaged plan, the court might deny confirmation of the prepackaged plan, leading to additional expense and delay. For other risks related to a chapter 11 case, see “Risks Related to the Prepackaged Plan.”

Holders of the senior subordinated notes who do not participate in the exchange offer may incur adverse tax consequences.

Holders of the senior subordinated notes who choose not to participate in the exchange offer may be deemed to have exchanged their senior subordinated notes for new modified notes in an exchange, which could result in the recognition of gain or loss for U.S. federal income tax purposes. In addition, under certain circumstances, the new modified notes may be deemed to be issued with original issue discount, which holders would have to accrue as income on a constant yield basis. For a more detailed description of the tax consequences to holders who do not participate in the exchange offer, see “Material United States Federal Income Tax Considerations.”

We may incur income tax liability or lose tax attributes as a result of the restructuring.

We will realize cancellation of indebtedness, or COD, income as a result of the exchange to the extent that the sum of the consent payments and the value of the common stock issued in exchange for the senior subordinated notes is less than the “adjusted issue price” of the senior subordinated notes. Thus, the precise amount of COD income cannot be determined until the closing of the restructuring.

We will not recognize COD income to the extent we are considered insolvent from a tax perspective immediately prior to the completion of the restructuring. If and to the extent COD income is excluded from taxable income due to insolvency, we will generally be required to reduce certain of our tax attributes, including, but not limited to, net operating losses and loss carryforwards. This may result in a significant reduction in, and possible elimination of, our tax attributes. Taxable income will result to the extent COD income exceeds the amount by which we are considered to be insolvent immediately prior to the completion of the restructuring.

To the extent that we are considered solvent from a tax perspective immediately prior to the completion of the restructuring and realize COD income, our available losses may offset all or a portion of the COD income. COD income realized in excess of available losses will result in a tax liability. In addition, the issuance of our common stock in the exchange will result in an ownership change in our company from a tax perspective that will significantly limit the use of our remaining tax attributes, including net operating losses.

Alternatively, if the discharge of the senior subordinated notes occurs in a chapter 11 bankruptcy case pursuant to the prepackaged plan, depending upon which entities participate in the filing we may not recognize any COD income as a result of such discharge although certain of our tax attributes may be reduced.

In the future, we may acquire any senior subordinated notes that are not tendered in the exchange offer for consideration different from that in the exchange offer.

In the future, we may acquire senior subordinated notes that are not tendered in the exchange offer through open market purchases, privately negotiated transactions, an exchange offer or such other means as we deem appropriate. Any such acquisitions will occur upon the terms and at the prices as we may determine in our discretion, which may be more or less than the value of the shares of our common stock being exchanged for the senior subordinated notes in the exchange offer, and could be for cash or other consideration. We may choose to pursue any or none of these alternatives, or combinations thereof, in the future.

If not all holders of senior subordinated notes tender their senior subordinated notes, we will incur ongoing expenses related to the senior subordinated notes.

The indenture governing the senior subordinated notes requires us to make interest payments of approximately $19.2 million annually on the senior subordinated notes. If not all holders of senior subordinated notes tender their senior subordinated notes, we will continue to incur certain of these ongoing expenses to the extent that, and until, any of the senior subordinated notes that were not tendered mature or are repaid in full.

Risks Relating to Our Indebtedness

Our substantial debt could adversely affect our financial condition.

We have a substantial amount of debt, which requires significant interest and principal payments. As of December 31, 2006, we had approximately $502.6 million of total debt outstanding ($316.0 million on a pro forma basis assuming the tender and exchange of 100% of the senior subordinated notes without commencement of a chapter 11 case and $308.1 million assuming consummation of the exchange offer through the prepackaged plan). In addition, subject to the limits contained in the indenture governing our floating rate notes and our other debt instruments, we may be able to incur additional indebtedness from time to time to finance working capital, capital projects, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to the floating rate notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital projects, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	increasing our cost of borrowing.

We may be unable to service our debt.

Our ability to make scheduled payments on or to refinance our obligations with respect to our debt, including, but not limited to, the floating rate notes, will depend on our financial and operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service our debt, including, but not limited to, the floating rate notes, or to fund our other liquidity needs.

If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our debt on or before maturity, including, but not limited to, the floating rate notes, or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms, if at all, which could cause us to default on our debt obligations and impair our liquidity. Any restructuring or refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

There is substantial doubt about our ability to continue as a going concern. Even if we are unable to maintain a sufficient level of liquidity or if we are unsuccessful in completing this exchange offer and solicitation, we may determine to proceed with one or more of the following alternative approaches: (i) sell all or a portion of our business; (ii) enter into a different negotiated settlement with holders of all or a portion of our indebtedness; and/or (iii) pursue a different plan of reorganization to restructure all or a portion of our indebtedness under chapter 11 of the Bankruptcy Code. Any of these alternative approaches will require the consent or waiver of our existing revolving credit facility provider. Additional information regarding our liquidity and the substantial doubt as to our ability to continue as a going concern is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Liquidity”, Note 2 to our unaudited condensed consolidated financial statements and Note 2 to our audited consolidated financial statements, which are included elsewhere in this prospectus and solicitation statement.

We failed to make the semi-annual interest payment of approximately $9.6 million in the aggregate due May 1, 2007 on the outstanding senior subordinated notes. Non-payment of interest due on the senior subordinated notes starts a 30-day grace period during which payment can be made before triggering (i) an event of default under the senior subordinated note indenture and (ii) cross-default and acceleration of debt provisions under agreements governing our material indebtedness, including the revolving credit facility and the floating rate notes.

Our operations may be restricted by the terms of our debt, which could adversely affect us and increase our credit risk.

The indenture relating to the floating rate notes and our existing revolving credit facility include a number of significant restrictive covenants. Our other debt instruments also include restrictive covenants. These covenants could adversely affect us, and adversely affect investors, by limiting our ability to plan for or react to market conditions or to meet our capital needs. These covenants, among other things, restrict our ability to:

•	incur more debt;

•	create liens;

•	pay dividends and make distributions or repurchase stock;

•	make investments;

•	merge or consolidate or transfer or sell assets; and

•	engage in transactions with affiliates.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under that instrument and, due to cross-default and cross-acceleration provisions, could result in a default under our other debt instruments. Upon the occurrence of an event of default under our debt instruments, the lenders may be able to elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness. If the lenders under our current or future indebtedness accelerate the payment of the indebtedness, we cannot assure you that our assets or cash flow would be sufficient to repay in full our outstanding indebtedness. Substantially all of our and our guarantors’ assets, other than those assets consisting of accounts receivables and related assets or cash accounts related to receivables, which secure our existing revolving credit facility, a portion of our stock and the stock of our subsidiaries and our real estate, are subject to the liens in favor of the holders of the floating rate notes. This may further limit our flexibility in obtaining secured or unsecured financing in the future.

We may not have sufficient funds to purchase all outstanding senior subordinated notes and floating rate notes and our other debt upon a change of control.

Upon a change of control, we will be required to make an offer to purchase all outstanding senior subordinated note and floating rate notes at a price equal to 101% of their principal amount plus accrued and unpaid interest. Any future credit arrangements or other debt agreements to which we become party may contain similar agreements. However, we cannot assure you that we will have or will be able to borrow sufficient funds at the time of any change of control to make any required repurchases of such notes or our other debt. If we failed to make a change of control offer and to purchase all of the tendered notes, it would constitute an event of default under the senior subordinated note and floating rate note indentures, and potentially, other debt.

If there is a default under the agreements governing our material indebtedness, the value of our assets may not be sufficient to repay our creditors.

Our property and equipment (other than land, building and leasehold improvements and assets securing our capital lease obligations), which make up a significant portion of our tangible assets, had a net book value as of December 31, 2006 of approximately $132.8 million. The book value of these assets should not be relied on as a measure of realizable value for such assets. The realizable value may be greater or lower than such net book value. The value of our assets in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. A sale of these assets in a bankruptcy or similar proceeding would likely be made under duress, which would reduce the amounts that could be recovered. Furthermore, such a sale could occur when other companies in our industry also are distressed, which might increase the supply of similar assets and therefore reduce the amounts that could be recovered. Our intangible assets had a net book value as of December 31, 2006 of approximately $95.7 million. These assets primarily consist of the excess of the acquisition cost over the fair market value of the net assets acquired in purchase transactions. The value of these intangible assets will continue to depend significantly upon the success of our business as a going concern and the growth in future cash flows. As a result, in the event of a default under the agreements governing our material indebtedness or any bankruptcy or dissolution of our company, the realizable value of these assets will likely be substantially lower and may be insufficient to satisfy the claims of our creditors.

The condition of our assets will likely deteriorate during any period of financial distress preceding a sale of our assets. In addition, much of our assets consist of illiquid assets that may have to be sold at a substantial discount in an insolvency situation. Accordingly, the proceeds of any such sale of our assets may not be sufficient to satisfy, and may be substantially less than, amounts due to our creditors.

Rises in interest rates could adversely affect our financial condition and results of operations.

An increase in prevailing interest rates would have an immediate effect on the interest rates charged on our variable rate indebtedness, which rise and fall upon changes in interest rates. At December 31, 2006, approximately 59.5% of our indebtedness was variable rate indebtedness (97.2% on a pro forma basis assuming the tender and exchange of 100% of the senior subordinated notes without commencement of a chapter 11 case and 97.1% assuming consummation of the exchange offer through the prepackaged plan). In January 2006, we entered into a two-year interest rate cap contract with a notional amount of $100 million. During the two-year term of this contract our exposure on variable rate indebtedness is reduced by $100 million, or to approximately 39.6% of our indebtedness (65.5% on a pro forma basis assuming the tender and exchange of 100% of the senior subordinated notes without the commencement of a chapter 11 case and 64.6% assuming consummation of the exchange offer through the prepackaged plan). Increases in interest rates would also impact the refinancing of our fixed rate indebtedness. If interest rates are higher when our fixed rate indebtedness becomes due, we may be forced to borrow at the higher rates. If prevailing interest rates or other factors result in higher interest rates, the increased interest expense would adversely affect our cash flow and our ability to service our indebtedness. As a protection against rising interest rates, we may enter into agreements such as interest rate swaps, caps, floors and other interest rate exchange contracts. These agreements, however, increase our risks as to the other parties to the agreements not performing or that the agreements could be unenforceable.

Risks Related to the Issuance of New Shares of Our Common Stock

We cannot predict the price at which our common stock will trade following the restructuring.

We expect to issue approximately 7.8 million shares of our common stock to the holders of senior subordinated notes in connection with the restructuring. After giving effect to the restructuring without the filing of the prepackaged plan, and the 1 for 5.687362 reverse stock split, as of March 31, 2007, we estimate that there would have been approximately 8.74 million shares of our common stock issued and outstanding on a pro forma basis, and our existing common stockholders will hold only approximately 11% of our common stock issued and outstanding following such restructuring. After giving effect to the restructuring with the filing of the prepackaged plan, and the 1 for 6.326392 reverse stock split, as of March 31, 2007, we estimate that there would have been approximately 8.64 million shares of our common stock issued and outstanding on a pro forma basis, and our existing common stockholders will hold only approximately 10% of our common stock issued and outstanding following such restructuring.

We cannot predict what the demand for our common stock will be following the restructuring; how many shares of our common stock will be offered for sale or be sold following the restructuring; or the price at which our common stock will trade following the restructuring. Some of the holders of our senior subordinated notes may be investors that cannot or are unwilling to hold equity securities and may therefore seek to sell the common stock they receive in the restructuring. There are no agreements or other restrictions that prevent the sale of a large number of our shares of common stock immediately following the restructuring. The issuance of the shares of common stock offered pursuant to this prospectus and solicitation statement in exchange for our senior subordinated notes has been registered with the SEC. As a consequence, those shares will, in general, be freely tradeable. Sales of a large number of shares of common stock after the restructuring could materially depress the trading price of our common stock.

You may be limited in your ability to trade the common stock you receive in the exchange offer.

There currently is no established trading market for our common stock. We intend to arrange for our common stock to be quoted on the over-the-counter bulletin board following the consummation of the exchange offer. We cannot assure you as to the liquidity of any trading market for the common stock. We also cannot assure you that you will be able to sell your common stock at a particular time or that the prices that you receive when you sell will be favorable. Future trading prices of the common stock will depend on many factors, including our operating performance and financial condition. In addition, a holder of a significant amount of our senior subordinated notes may acquire a large enough number of shares of our common stock to be deemed our affiliate for purposes of Rule 144 under the Securities Act and accordingly may have restrictions on its ability to resell its shares.

We will not pay any dividends on our common stock in the foreseeable future.

We do not anticipate that we will be able to pay any dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund operations, debt service requirements and other corporate needs. If the restructuring is completed, we also expect to be subject to restrictions on the payment of dividends on the common stock under the terms of the indenture governing our floating rate notes and any other debt agreements that we may enter into in the future.

Risks Related to the Prepackaged Plan

Even if all classes of claims that are entitled to vote accept the prepackaged plan, the prepackaged plan might not be approved by the bankruptcy court.

If all of the conditions to the exchange offer cannot be satisfied, then, if approved by our board of directors, we would file a voluntary petition under chapter 11 of the Bankruptcy Code and promptly seek confirmation of the prepackaged plan. We solicited acceptances of an initial prepackaged plan. The prepackaged plan modifies the consideration to be paid to the holders of the senior subordinated notes in a manner more favorable to such holders. We are therefore not required to solicit acceptances or rejections of the prepackaged plan from holders of our senior subordinated notes. We believe that we have received the necessary acceptances to confirm the prepackaged plan from the holders of the senior subordinated notes. We also solicited the vote of each holder of our common stock on the initial prepackaged plan. Each holder of our common stock that voted on the initial prepackaged plan voted to accept the initial prepackaged plan. Because the prepackaged plan substantially reduces the recovery to the holders of our old common stock, we are now resoliciting acceptances or rejections of the prepackaged plan from the existing holders of our common stock.

The confirmation and effectiveness of the prepackaged plan are subject to certain conditions and requirements that may not be satisfied, and if the prepackaged plan is filed, the bankruptcy court may conclude that the requirements for confirmation and effectiveness of the prepackaged plan have not been satisfied. Some of those reasons may be substantive, such as a concern about the feasibility of the prepackaged plan or about the perceived differences in treatment between different classes or types of unsecured creditors. Other issues may be procedural or related to the method of solicitation and compliance with non-bankruptcy laws. Any of the reasons may delay the confirmation and effectiveness of the prepackaged plan, and some of these reasons may result in the bankruptcy court not confirming the prepackaged plan.

Section 1122 of the Bankruptcy Code provides that a plan may place a claim or an interest in a particular class only if such claim or interest is substantially similar to the other claims or interests of such class. We believe that the classification of claims and interests under the prepackaged plan complies with the requirements set forth in the Bankruptcy Code. However, once a chapter 11 case has been commenced, a claim or interest holder could challenge the classification. In such event, the cost of the prepackaged plan and the time needed to confirm the prepackaged plan could increase and the bankruptcy court may not ultimately agree with our classification of claims and interests.

If the bankruptcy court concludes that the classification of claims and interests under the prepackaged plan does not comply with the requirements of the Bankruptcy Code, we may need to modify the prepackaged plan. Such modification could require a resolicitation of votes on the prepackaged plan. If the bankruptcy court determines that our classification of claims and interests was not appropriate or if the court determines that the different treatment provided to claim or interest holders was unfair or inappropriate, the prepackaged plan may not be confirmed. If this occurs, our amended plan of reorganization that would ultimately be confirmed would likely be less attractive to certain classes of our claim and interest holders than the prepackaged plan, and we would anticipate that the treatment of our existing stockholders under an alternate plan would be adversely affected.

Typically, a plan of reorganization is filed and votes to accept or reject the plan are solicited after the filing of a petition commencing a chapter 11 case. However, pursuant to section 1125(g) of the Bankruptcy Code, solicitation can occur before the commencement of a chapter 11 case if such solicitation complies with applicable non-bankruptcy law and if such solicitation was in a manner complying with applicable non-bankruptcy law. We have solicited votes from the holders of senior subordinated notes and we now intend to resolicit votes from the holders of existing common stock for the acceptance or rejection of the prepackaged plan prior to the commencement of a chapter 11 case.

While we believe that we will complete solicitation prior to the commencement of the chapter 11 case or in the alternative comply with the requirements of section 1125(g) of the Bankruptcy Code, there is a risk that the bankruptcy court may not reach the same conclusion and may require resolicitation as the bankruptcy court could deem such votes invalid, and the prepackaged plan would not be confirmed without a resolicitation of votes to accept or reject the prepackaged plan.

Should the prepackaged plan fail to be approved, confirmed, or consummated, we and others with an interest may be in a position to propose alternative plans of reorganization. Any such failure to confirm the prepackaged plan would likely entail significantly greater risk of delay, expense and uncertainty, which would likely have a material adverse effect upon our business and financial condition. See “The Prepackaged Plan — Confirmation of the Prepackaged Plan” for a description of the requirements for confirming the prepackaged plan and the conditions under which the plan may be declared effective.

We may seek to amend, waive, modify or withdraw the prepackaged plan at any time prior to the confirmation date.

If we decide to file the prepackaged plan, we reserve the right, prior to its confirmation or substantial consummation thereof, subject to the provisions of section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019, to amend the terms of the prepackaged plan or waive any conditions thereto if and to the extent we determine that such amendments or waivers are necessary or desirable to consummate the prepackaged plan. The potential impact of any such amendment or waiver on the holders of claims and interests cannot presently be foreseen, but may include a change in the economic impact of the prepackaged plan on some or all of the classes or a change in the relative rights of such classes. We will give all holders of claims and interests notice of such amendments or waivers required by applicable law and the bankruptcy court. If, after receiving sufficient acceptances but prior to confirmation of the prepackaged plan, we seek to modify the prepackaged plan, we could only use such previously solicited acceptances if:

•	all classes of adversely affected creditors and interest holders accept the modification in writing, or

•	the bankruptcy court determines, after notice to designated parties, that such modification was de minimis or purely technical or otherwise did not adversely change the treatment of holders of accepting claims and interests.

We reserve the right to use acceptances of the initial prepackaged plan to seek confirmation of the prepackaged plan under any case commenced under chapter 11 of the Bankruptcy Code, whether such case is commenced by the filing of a voluntary or involuntary petition, subject to approval of the bankruptcy court.

If a chapter 11 petition is filed by or against us, we reserve the right not to file the prepackaged plan, or, if we file the prepackaged plan, to revoke and withdraw such prepackaged plan at any time prior to confirmation. If the plan is revoked or withdrawn, the prepackaged plan and the ballots will be deemed to be null and void. In such event, nothing contained in the prepackaged plan will be deemed to constitute a waiver or release of any claims by or against, or interests of or in, us, or any other person or to prejudice in any manner our rights or those of any other person.

The bankruptcy court may conclude that the prepackaged plan does not meet the requirements for confirmation and may require modification to the plan.

The prepackaged plan may not be confirmed by the bankruptcy court. Section 1129 of the Bankruptcy Code, which sets forth the requirements for confirmation of a plan of reorganization, requires, among other things, a finding by the bankruptcy court that the plan is “feasible,” that all claims and interests have been classified in compliance with the provisions of section 1122 of the Bankruptcy Code, and that, under the plan, each holder of a claim or interest within each impaired class either accepts the plan or receives or retains cash or property of a value, as of the date the plan becomes effective, that is not less than the value such holder would receive or retain if the debtor were liquidated under chapter 7 of the Bankruptcy Code. A bankruptcy court may conclude that the feasibility test and other requirements of section 1129 of the Bankruptcy Code have not been met with respect to the prepackaged plan.

The holders of our floating rate notes may challenge confirmation of the prepackaged plan.

We believe that the treatment of floating rate notes under the prepackaged plan is permitted under the Bankruptcy Code and the floating rate note indenture. The holders of the floating rate notes either individually or through their ad hoc committee may argue that the Company’s filing of a chapter 11 case and the prepackaged plan are events of default under the indenture governing the floating rate notes and that such events of default require that confirmation of the prepackaged plan be denied. If the bankruptcy court agrees with the holders of the floating rate notes that the Company is in default under the indenture governing the floating rate notes, the Company will have to withdraw the prepackaged plan and commence negotiations with the holders of the floating rate notes. Those negotiations would likely materially reduce the recovery to the holders of the senior subordinated notes.

In certain instances, our chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code.

If no plan can be confirmed, or if the bankruptcy court otherwise finds that it would be in the best interest of our creditors, our chapter 11 case may be converted to a case under chapter 7 of the Bankruptcy Code, pursuant to which a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code. A discussion of the effects that a chapter 7 liquidation would have on the recoveries of holders of claims and interests and our liquidation analysis are set forth under “The Prepackaged Plan — Liquidation Analysis.” We believe that liquidation under chapter 7 would result in no distributions being made to our equity security holders and smaller distributions being made to our creditors (including holders of senior subordinated notes) than those provided for in the prepackaged plan because of:

•	the likelihood that our assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•	additional administrative expenses involved in the appointment of a trustee; and

•	additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations.

We cannot predict the amount of time we would spend in bankruptcy for the purpose of implementing the prepackaged plan, and a lengthy bankruptcy case could disrupt our business, as well as impair the prospect for reorganization on the terms contained in the proposed plan and possibly provide an opportunity for other plans to be proposed.

We cannot be certain that a chapter 11 bankruptcy case solely for the purpose of implementing the prepackaged plan would be of relatively short duration (e.g., 30 to 90 days) and would not be unduly disruptive to our business. It is impossible to predict with certainty the amount of time that we may spend in bankruptcy, and we cannot be certain that the prepackaged plan would be confirmed. Moreover, time limitations exist for which the debtor has an exclusive right to file a plan before other proponents can propose and file their own plan. Even if confirmed on a timely basis, a bankruptcy case to confirm the prepackaged plan could itself have an adverse effect on our business. There is a risk, due to uncertainty about our future, that:

•	customers could seek alternative sources of diagnostic imaging services and products from our competitors, including competitors that have comparatively greater financial resources and that are in little or no relative financial or operational distress;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities;

•	our customers may delay making payments owed to us;

•	business partners could terminate their relationship with us or require financial assurances or enhanced performance;

•	trade creditors could require payment in advance or cash on delivery;

•	our ability to renew our existing contracts and compete for new business may be adversely affected; and

•	our ability to pursue acquisitions and obtain financing for such acquisitions may be negatively impacted.

A lengthy bankruptcy case would also involve additional expenses and divert the attention of management from operation of our business, as well as create concerns for employees, vendors and customers.

The disruption that a bankruptcy case would inflict upon our business would increase with the length of time it takes to complete the proceeding and the severity of that disruption would depend upon the attractiveness and feasibility of the prepackaged plan from the perspective of the constituent parties on whom we depend, including vendors, employees, and customers. If we are unable to obtain confirmation of the prepackaged plan on a timely basis, because of a challenge to the prepackaged plan or a failure to satisfy the conditions to the effectiveness of the prepackaged plan, we may be forced to operate in bankruptcy for an extended period while we try to develop a different reorganization plan that can be confirmed. A protracted bankruptcy case would increase both the probability and the magnitude of the adverse effects described above.

We may be unsuccessful in obtaining first day orders to permit us to pay key creditors in the ordinary course of business.

There can be no guaranty that we would be successful in obtaining the necessary approvals of the bankruptcy court to permit us to:

•	pay our accounts payable to key creditors in the ordinary course; and

•	assume contracts with such parties of interest.

As a result, we may be unable to make certain payments to our customers, vendors, employees and other key creditors, in which event our business might suffer.

Our business may be negatively impacted if we are unable to assume our executory contracts.

The prepackaged plan provides for the assumption of substantially all executory contracts, including substantially all unexpired leases. Our intention is to preserve as much of the benefit of our existing contracts as possible. However, some limited classes of executory contracts may not be assumed in this way without the consent of the counterparty. In these cases we would need to obtain the consent of the counterparty to maintain the benefit of the contract. There is no guarantee that such consent would be forthcoming or that material conditions would not be attached to any such consent that make assuming the contracts unreasonable. We would then be required to either forego the benefits offered by such contracts or to find alternative arrangements to replace them. We intend to attempt to pass through to the reorganized company any and all licenses in respect of patents, trademarks, copyright or other intellectual property which cannot otherwise be assumed pursuant to section 365(c) of the Bankruptcy Code. The counterparty to any contract that we seek to pass through may object to our attempt to pass through the contract and seek to require us to reject the contract or seek approval of the bankruptcy court to terminate the contract. In such an event, we could lose the benefit of the contract, which could harm our business.

The distribution of proceeds in the prepackaged plan will be delayed until after confirmation.

If we file a chapter 11 case and the prepackaged plan can be confirmed, the date of the distributions to be made pursuant to the prepackaged plan will be delayed until after confirmation of the prepackaged plan by the bankruptcy court. We estimate that the process of obtaining confirmation of the prepackaged plan will last approximately 30 to 90 days from the date of the commencement of our chapter 11 case and could last considerably longer. The distribution will be delayed for a minimum of 30 days thereafter and may be delayed for a substantially longer period.

We must refinance our existing revolving credit facility in order to effect the exchange offer and consent solicitation through the prepackaged plan.

We believe that, if we were to pursue the prepackaged plan, our existing revolving credit facility would be inadequate for the implementation of the prepackaged plan. As a result, we entered into a commitment letter with our existing lender whereby our existing lender has agreed to provide us with debtor-in-possession financing while we are in bankruptcy, subject to the terms and conditions specified in such commitment letter. We expect to complete the debtor-in-possession financing contemporaneously with the filing of the prepackaged plan. We have also begun preliminary discussions with our existing lender and other institutional lenders for the provision of a multi-year revolving credit facility that will be effective upon our exit from bankruptcy.

Risks Relating to Our Business

Changes in the rates or methods of third-party reimbursements for our services could result in reduced demand for our services or create downward pricing pressure, which would result in a decline in our revenues and adversely affect our financial condition and results of operations.

For the six months ended December 31, 2006, we derived approximately 55% of our revenues from direct billings to patients and third-party payors such as Medicare, Medicaid, managed care and private health insurance companies. Changes in the rates or methods of reimbursement for the services we provide could have a significant negative impact on those revenues. Moreover, our healthcare provider customers on whom we depend for approximately 45% of our revenues generally rely on reimbursement from third-party payors. To the extent our provider customers’ reimbursement from third-party payors is reduced, it will likely have an adverse impact on our financial condition and results of operations since our provider customers will seek to offset decreased reimbursement rates. In addition, the Medicare Payment Advisory Commission, in its March 2005 report to Congress, recommended that the government adopt standards for physicians and providers who bill Medicare for interpreting diagnostic imaging studies and adopt utilization management techniques used by third-party private payors, such as the credentialing of physicians, in an attempt to control the rise of imaging costs.

Certain third-party payors have proposed and implemented initiatives which have the effect of substantially decreasing reimbursement rates for diagnostic imaging services provided at non-hospital facilities, and third-party payors are continuing to monitor reimbursement for diagnostic imaging services. A third-party payor has instituted a requirement of participation that freestanding imaging center providers to be multi-modality and not simply offer one type of diagnostic imaging service. Similar initiatives enacted in the future by numerous additional third-party payors would have a material adverse impact on our financial condition and results of operations.

Under Medicare’s Outpatient Prospective Payment System, or OPPS, a hospital is paid for outpatient services on a rate per service basis that varies according to the APC to which the service is assigned rather than on a hospital’s costs. Each year the Centers for Medicare and Medicaid Services, or CMS, publishes new APC rates that are determined in accordance with the promulgated methodology. Multi-modality and certain fixed-site centers which are freestanding and not hospital-based facilities are not directly affected by OPPS.

Under the final rule for OPPS issued November 2006, but effective January 1, 2007, technical fees for PET and PET/CT were reduced. The national rate for PET changed from $1,150 to $850 per scan and the national rate for PET/CT changed from $1,250 to $950 per scan. Because unfavorable reimbursement policies constrict the profit margins of the mobile customers we bill directly, we have and may continue to lower our fees to retain existing PET and PET/CT customers and attract new ones. Although CMS continues to expand reimbursement for new applications of PET and PET/CT, expanded application is unlikely to significantly offset the anticipated overall reductions in PET and PET/CT reimbursement. Any modifications under OPPS further reducing reimbursement to hospitals may adversely impact our financial condition and results of operations since hospitals will seek to offset such modifications.

In addition, in August 2005, CMS published proposed regulations that apply to hospital outpatient services that significantly decrease the reimbursement for diagnostic procedures performed together on the same day. Under the proposed new methodology, CMS has identified families of imaging procedures by imaging modality and contiguous body area. Medicare would pay 100% of the technical component of the higher priced procedure and 50% for the technical component of each additional procedure for procedures involving contiguous body parts within a family of codes when performed in the same session. Under the current methodology, Medicare pays 100% of the technical component of each procedure. In November 2006, CMS published final regulations that further delay the implementation of this reimbursement methodology. Implementation of this reimbursement method would adversely impact our financial condition and results of operations since our hospital customers would seek to offset their reduced reimbursement through lower rates with us. If third-party payors reduce the amount of their payments to our customers, our customers will likely seek to reduce their payments to us or seek an alternate supplier of diagnostic imaging services. Because unfavorable reimbursement policies have constricted and may continue to constrict the profit margins of the hospitals, physician groups and other healthcare providers that we bill directly, we have lowered and may continue to need to lower our fees to retain existing customers and attract new ones. These reductions would have a significant adverse effect on our financial condition and results of operations by decreasing demand for our services or creating downward pricing pressure.

Services provided in non-hospital based freestanding facilities, including independent diagnostic treatment facilities, are paid under the Medicare Part B fee schedule. In November 2005, CMS published final regulations, which would implement the same multi-procedure methodology rate reduction proposed for hospital outpatient services, for procedures reimbursed under the Part B fee schedule. CMS proposed phasing this rate reduction over two years, 25% in 2006, and another 25% in 2007. The first phase of the rate reduction was effective January 1, 2006; however, under final regulations released in November 2006, CMS will not implement the second phase of the rate reduction in 2007.

The Deficit Reduction Act of 2005, or DRA, was signed into law by President Bush in February 2006. The DRA will result in significant reductions in reimbursement for radiology services for Medicare beneficiaries, with anticipated savings to the federal government. The DRA provides, among other things, that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be the lesser of OPPS or the Medicare Part B fee schedule. These reductions became effective on January 1, 2007. We believe that the implementation of the reimbursement reductions in the DRA will have a material adverse effect on our financial condition and results of operations. An analysis regarding the effect of the Medicare reimbursement reductions is presented elsewhere in this prospectus and solicitation statement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We do not know to what extent other third-party payors may propose similar reimbursement reductions. We have received notice or indications from several third-party payors that they intend to implement the reduction for multiple images on contiguous body parts and additional payors may propose to implement this reduction as well. If additional third-party payors were to propose such reductions, and such proposals were implemented, it would further negatively affect our financial condition and results of operations.

Finally, Medicare reimbursement rates under the Medicare Part B fee schedule are calculated in accordance with a statutory formula. As a result, for calendar years 2005, 2006 and 2007, CMS published regulations decreasing the Part B reimbursement rates by 3.3%, 4.3% and 5.0% respectively. In each instance, Congress enacted legislation preventing the decreases from taking effect. This legislation increased the Part B reimbursement rates by 1.5% in 2005 and 2006. No specific increase was included in the 2007 legislation. We anticipate that CMS will continue to release regulations for decreases in reimbursement rates under the Medicare Part B fee schedule until the statutory formula is changed through enactment of new legislation.

All of the congressional and regulatory actions described above reflect industry-wide cost-containment pressures that we believe will continue to affect healthcare providers for the foreseeable future.

Trends affecting our actual or anticipated results may lead to charges that would adversely affect our financial condition and results of operations.

As a result of the various factors that affect our industry generally and our business specifically, we may from time to time be required to record charges in our results of operations. For example, we recorded non-cash impairment charges related to our goodwill and other intangible assets of approximately $29.6 million and $190.8 million during the six months ended December 31, 2006 and the fiscal year ended June 30, 2006, respectively. Depending on the severity of our anticipated negative financial trends, we may (i) have difficulty funding our capital projects, and (ii) need to take additional impairment charges against our goodwill and other intangible assets, which represented approximately 27.0% of our consolidated assets as of December 31, 2006.

If we are unable to renew our existing customer contracts on favorable terms or at all, our financial condition and results of operations would be adversely affected.

Our financial condition and results of operations depend on our ability to sustain and grow our revenues from existing customers. Our revenues would decline if we are unable to renew our existing customer contracts or renew these contracts on favorable terms. For our mobile facilities, we generally enter into contracts with hospitals having one-to-five year terms. A significant number of our mobile contracts will expire each year. Our mobile facility contract renewal rate was 82% and 80% for the six months ended December 31, 2006 and the year ended June 30, 2006, respectively. We may not, however, achieve these renewal rates in the future. To the extent we do not renew a customer contract, it is not always possible to immediately obtain replacement customers. Historically, many replacement customers have been smaller, which have lower procedure volumes. In addition, attractive financing from equipment manufacturers, as well as attractive gross margins have caused hospitals and physician groups who have utilized shared mobile services from our company and our competitors to purchase and operate their own equipment. Although the reductions in reimbursement under the Medicare Part B fee schedule may dissuade physician groups from operating their own equipment, we expect that some high volume customer accounts will continue to elect not to renew their contracts with us and instead acquire their own diagnostic imaging equipment. This would adversely affect our financial condition and results of operations. Although the non-renewal of a single customer contract would not have a material impact on our contract services revenues, non-renewal of several contracts on favorable terms or at all could have a significant negative impact on our financial condition and results of operations.

We have experienced, and will continue to experience, competition from hospitals, physician groups and other diagnostic imaging companies and this competition could adversely affect our financial condition and results of operations.

The healthcare industry in general, and the market for diagnostic imaging services in particular, is highly competitive and fragmented, with only a few national providers. We compete principally on the basis of our service reputation, equipment, breadth of managed care contracts and convenient locations. Our operations must compete with physician groups, established hospitals and certain other independent organizations, including equipment manufacturers and leasing companies that own and operate imaging equipment. We have encountered and we will continue to encounter competition from hospitals and physician groups that purchase their own diagnostic imaging equipment. Some of our direct competitors may have access to greater financial resources than we do. If we are unable to successfully compete, our customer base would decline and our financial condition and results of operations would be adversely affected.

Consolidation in the imaging industry could adversely affect our financial condition and results of operations.

We compete with several national and regional providers of diagnostic imaging services, as well as local providers. As a result of the reimbursement reductions by Medicare and other third-party payors, some of these competitors may consolidate their operations in order to obtain certain cost structure advantages and improve equipment utilization. Recently, two fixed-site competitors consolidated and formed a combined business that is the largest national provider of fixed-site imaging services. This consolidated company could achieve certain advantages over us including increased financial and business resources, economies of scale, breadth of service offerings, and favored relationships with equipment vendors, hospital systems, leading radiologists and third-party payors. We may be forced to reduce our prices in an effort to retain and attract customers. These pressures could adversely affect our financial condition and results of operations.

Managed care organizations may limit healthcare providers from using our services, causing us to lose procedure volume.

Our fixed-site centers are principally dependent on our ability to attract referrals from physicians and other healthcare providers representing a variety of specialties. Our eligibility to provide services in response to a referral is often dependent on the existence of a contractual arrangement with the referred patient’s managed care organization. Despite having a large number of contracts with managed care organizations, healthcare providers may be inhibited from referring patients to us in cases where the patient is not associated with one of the managed care organizations with which we have contracted. The loss of patient referrals causes us to lose procedure volume which adversely impacts our revenues. A significant decline in referrals would have a material adverse effect on our financial condition and results of operations.

Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

We operate in a competitive, capital intensive, high fixed-cost industry. The development of new technologies or refinements of existing ones might make our existing systems technologically or economically obsolete, or reduce the need for our systems. MRI and other diagnostic imaging systems are currently manufactured by numerous companies. Competition among manufacturers for a greater share of the MRI and other diagnostic imaging systems market has resulted in and likely will continue to result in technological advances in the speed and imaging capacity of these new systems. Consequently, the obsolescence of our systems may be accelerated. Other than ultra-high field MRI systems and 256-slice CT systems, we are aware of no substantial technological changes; however, should such changes occur, we may not be able to acquire the new or improved systems. In the future, to the extent we are unable to generate sufficient cash from our operations or obtain additional funds through bank financing, the issuance of equity or debt securities and operating leases, we may be unable to maintain a competitive equipment base. In addition, advancing technology may enable hospitals, physicians or other diagnostic imaging service providers to perform procedures without the assistance of diagnostic imaging service providers such as ourselves. As a result, we may not be able to maintain our competitive position in our core markets or expand our business.

Our ability to maximize the utilization of our diagnostic imaging equipment may be adversely impacted by harsh weather conditions.

Harsh weather conditions can adversely impact our financial condition and results of operations. To the extent severe weather patterns affect the regions in which we operate, potential patients may find it difficult to travel to our centers and we may have difficulty moving our mobile facilities along their scheduled routes. As a result, we would experience a decrease in procedure volume during that period. Our equipment utilization, procedure volume or revenues could be adversely affected by such conditions in the future.

Because a high percentage of our operating expenses are fixed, a relatively small decrease in revenues could have a significant negative impact on our financial condition and results of operations.

A high percentage of our expenses are fixed, meaning they do not vary significantly with the increase or decrease in revenues. Such expenses include, but are not limited to, debt service and capital lease payments, rent and operating lease payments, salaries, maintenance, insurance and vehicle operation costs. As a result, a relatively small reduction in the prices we charge for our services or procedure volume could have a disproportionate negative effect on our financial condition and results of operations.

We may be subject to professional liability risks which could be costly and negatively impact our financial condition and results of operations.

We have not experienced any material losses due to claims for malpractice. However, claims for malpractice have been asserted against us in the past and any future claims, if successful, could entail significant defense costs and could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage. Successful malpractice claims asserted against us, to the extent not covered by our liability insurance, could have a material adverse affect on our financial condition and results of operations. In addition to claims for malpractice, there are other professional liability risks to which we are exposed through our operation of diagnostic imaging systems, including liabilities associated with the improper use or malfunction of our diagnostic imaging equipment.

To protect against possible professional liability from malpractice claims, we maintain professional liability insurance in amounts that we believe are appropriate in light of the risks and industry practice. However, if we are unable to maintain insurance in the future at an acceptable cost or at all or if our insurance does not fully cover us in the event a successful claim was made against us, we could incur substantial losses. Any successful malpractice or other professional liability claim made against us not fully covered by insurance could be costly to defend against, result in a substantial damage award against us and divert the attention of our management from our operations, which could have a material adverse effect on our financial condition and results of operations.

Our failure to effectively integrate acquisitions and establish joint venture arrangements through partnerships with hospitals and other healthcare providers could impair our business.

As part of our core market strategy, we have pursued, and may continue to pursue, selective acquisitions and arrangements through partnerships and joint ventures with hospitals and other healthcare providers. Our acquisition and joint venture strategies require substantial capital which may exceed the funds available to us from internally generated funds and our available financing arrangements. We may not be able to raise any necessary additional funds through bank financing or through the issuance of equity or debt securities on terms acceptable to us, if at all.

Additionally, acquisitions involve the integration of acquired operations with our operations. Integration involves a number of risks, including:

•	demands on management related to the increase in our size after an acquisition;

•	the diversion of our management’s attention from the management of daily operations to the integration of operations;

•	integration of information systems;

•	risks associated with unanticipated events or liabilities;

•	difficulties in the assimilation and retention of employees;

•	potential adverse effects on operating results;

•	challenges in retaining customers and referral sources; and

•	amortization or write-offs of acquired intangible assets.

Although we believe we have successfully integrated acquisitions in the past, we may not be able to successfully integrate the operations from any future acquisitions. If we do not successfully integrate our acquisitions, we may not realize anticipated operating advantages, economies of scale and cost savings. Also, we may not be able to maintain the levels of operating efficiency that the acquired companies would have achieved or might have achieved separately. Successful integration of each of their operations will depend upon our ability to manage those operations and to eliminate excess costs.

Loss of, and failure to attract, qualified employees, particularly technologists, could limit our growth and negatively impact our financial condition and results of operations.

Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense. In particular, there is a very high demand for qualified technologists who are necessary to operate our systems, particularly MRI and PET technologists. We may not be able to hire and retain a sufficient number of technologists, and we expect that our costs for the salaries and benefits of technologists will continue to increase for the foreseeable future because of the industry’s competitive demand for their services. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees.

Our PET and PET/CT service and some of our other imaging services require the use of radioactive materials, which could subject us to regulation, related costs and delays and potential liabilities for injuries or violations of environmental, health and safety laws.

Our PET and PET/CT services and some of our other imaging services require the use of radioactive materials to produce the images. While this radioactive material has a short half-life, meaning it quickly breaks down into non-radioactive substances, storage, use and disposal of these materials present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for storing, handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from those hazardous materials. In the event of an accident, we would be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our insurance. In addition, we may not be able to maintain insurance on acceptable terms, or at all. We could incur significant costs in order to comply with current or future environmental, health and safety laws and regulations.

We may be unable to generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high utilization rates on our imaging equipment. Our warranties and maintenance contracts do not compensate us for the loss of revenue when our systems are not fully operational. Equipment manufacturers may not be able to perform repairs or supply needed parts in a timely manner. Thus, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, our financial condition and results of operations would be adversely affected.

An earthquake could adversely affect our business and operations.

Our corporate headquarters and a material portion of our fixed-site centers are located in California, which has a high risk for earthquakes. Depending upon its magnitude, an earthquake could severely damage our facilities or prevent potential patients from traveling to our centers. Damage to our equipment or any interruption in our business would adversely affect our financial condition and results of operations. While we presently carry earthquake insurance in amounts we believe are appropriate in light of the risks, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, we may discontinue earthquake insurance on some or all of our centers in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged centers as well as the anticipated future cash flows from those centers.

High fuel costs would adversely affect our financial condition and results of operations.

Fuel costs constitute a significant portion of our mobile operating expenses. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also affected by demand for home heating oil, diesel, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled mobile service could result. There have been significant fluctuations in fuel costs and high fuel costs or further increases would adversely affect our financial condition and results of operations.

If we fail to comply with various licensure, certification and accreditation standards we may be subject to loss of licensure, certification or accreditation which would adversely affect our financial condition and results of operations.

All of the states in which we operate require that technologists who operate our CT, PET/CT and PET systems be licensed or certified. Also, each of our fixed-site centers must continue to meet various requirements in order to receive payments from Medicare. In addition, our mobile facilities and our fixed-site center in Chattanooga, Tennessee are currently accredited by the Joint Commission on Accreditation of Healthcare Organizations, or JCAHO, an independent, non-profit organization that accredits various types of healthcare providers, such as hospitals, nursing homes, outpatient ambulatory care centers and diagnostic imaging providers. If we were to lose JCAHO accreditation for our mobile facilities, it could adversely affect our mobile operations because some of our mobile customer contracts require JCAHO accreditation and one of our primary competitors is JCAHO accredited.

Managed care providers prefer to contract with accredited organizations. Any lapse in our licenses, certifications or accreditations, or those of our technologists, or the failure of any of our fixed-site centers to satisfy the necessary requirements under Medicare could adversely affect our financial condition and results of operations.

Risks Relating to Government Regulation of Our Business

Complying with federal and state regulations pertaining to our business is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly or indirectly through our customers subject to extensive regulation by both the federal government and the states in which we conduct our business, including:

•	the federal False Claims Act;

•	the federal Medicare and Medicaid Anti-kickback Law, and state anti-kickback prohibitions;

•	the federal Civil Money Penalty Law;

•	the federal Health Insurance Portability and Accountability Act of 1996;

•	the federal physician self-referral prohibition commonly known as the Stark Law and the state law equivalents of the Stark Law;

•	state laws that prohibit the practice of medicine by non-physicians, and prohibit fee-splitting arrangements involving physicians;

•	United States Food and Drug Administration requirements;

•	state licensing and certification requirements, including certificates of need; and

•	federal and state laws governing the diagnostic imaging equipment used in our business concerning patient safety, equipment operating specifications and radiation exposure levels.

If our operations are found to be in violation of any of the laws and regulations to which we or our customers are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial condition and results of operations. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

The regulatory framework is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. However, we may not be able to adapt our operations to address new regulations, which could adversely affect our financial condition and results of operations. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of our contracted radiology groups have been the subject of judicial or regulatory interpretation. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations or the healthcare regulatory environment may change in a way that restricts our operations.

Risks Related to Relationships with Stockholders, Affiliates and Related Parties

If the restructuring is completed, a small number of stockholders may control a significant portion of our common stock.

Upon completion of the restructuring, and assuming all of the senior subordinated notes are exchanged for common stock, we anticipate that a significant portion of the 89% (90% if we commence a chapter 11 case) of our outstanding common stock to be issued to the holders of senior subordinated notes in the exchange offer may be held by a small number of holders. As a result, these stockholders will have significant voting power with respect to the ability to:

•	authorize additional shares of capital stock;

•	amend our certificate of incorporation or bylaws;

•	elect our directors; or

•	effect or reject a merger, sale of assets or other fundamental transaction.

The extent of ownership by these stockholders may also discourage a potential acquirer from making an offer to acquire us. This could reduce the value of our common stock.

Furthermore, pursuant to the lockup agreements and in connection with the restructuring, our board of directors will be reconstituted. Upon consummation of the restructuring, we expect that five of our six non-executive directors will resign from our board of directors and our board of directors will be reconstituted to consist of seven members. In order to avoid triggering a change of control for purposes of the indentures governing our senior subordinated notes and floating rate notes, five of the members of our reconstituted board of directors will be designated by the committee of holders of senior subordinated notes and approved by our existing board of directors. One member of our reconstituted board of directors will be designated by our existing common stockholders. We expect that our Chief Executive Officer will also be a member of our reconstituted board of directors. See “Management.”

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. In consideration for issuing the shares of our common stock in the exchange offer, we will receive the tendered senior subordinated notes, which bear interest at an annual rate of 9 7/8% and mature on November 1, 2011. The senior subordinated notes surrendered in exchange for shares of our common stock will be retired and canceled and cannot be reissued. We will bear the expenses of the restructuring.

CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2006, on an actual basis and on a pro forma adjusted basis to reflect (i) the completion of the restructuring without the commencement of a chapter 11 case (assuming that 100% of the senior subordinated notes are tendered in the exchange offer) or (ii) the implementation and effectiveness of the prepackaged plan of reorganization. You should read this table in conjunction with information set forth under “Use of Proceeds,” “Selected Consolidated Historical Financial Data,” our audited consolidated financial statements for the years ended June 30, 2004, 2005 and 2006 and our unaudited condensed consolidated financial statements for the three and six months ended December 31, 2005 and 2006 included elsewhere in this prospectus and solicitation statement.

	As of December 31,
	2006
			Pro Forma
		Pro Forma	Under
		For	Prepackaged Plan
	Actual	Exchange Offer	of Reorganization
	(Amounts in thousands)

Cash and cash equivalents	$25,856	$14,351	$11,831

Long-term debt (including current maturities):
9 7/8% senior subordinated notes due 2011	$194,500	$—	$—
Senior secured floating rate notes due 2011	298,744	306,664	270,000	(1)
Capital leases and other notes	9,352	9,352	9,352

Total long-term debt	502,596	316,016	279,352
Stockholders’ equity (deficit)	(198,038)	(26,617)	90,648

Total capitalization	$304,558	$289,399	$370,000

(1)	To reflect the recast of our balance sheet using estimated fair market values under “fresh-start accounting” assuming that all criteria as set forth in Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, or SOP 90-7, are met. Under SOP 90-7 the total reorganization value is allocated to our tangible and intangible assets and liabilities based on their estimated fair values as of the date of the completion of the bankruptcy. As of December 31, 2006, we had $300 million in aggregate principal amount of senior secured floating rate notes outstanding, and such amount shall remain outstanding upon the implementation and effectiveness of the prepackaged plan of reorganization. See “Unaudited Pro Forma Condensed Consolidated Financial Data Under Prepackaged Plan of Reorganization.”

THE RESTRUCTURING

Background and Purpose of the Restructuring

In response to our financial results and concerns over long-term liquidity, we have reviewed various options to restructure our balance sheet to improve our overall capital structure. As a result, our board of directors, with assistance from our advisors, has developed a program which restructures our balance sheet and is intended to improve our overall capital structure. This exchange offer and consent solicitation is an integral part of the restructuring.

Because of restrictions on incurring additional debt and other limitations contained in the indenture governing our senior subordinated notes, along with our already significant leverage and our current financial condition and credit ratings, we have been constrained in our ability to obtain additional incremental liquidity through our existing revolving credit facility or through a new secured or unsecured lending arrangement.

With our current cash balances, amounts available under our existing revolving credit facility and anticipated net cash provided by operating activities, we determined that we may not be able to satisfy long-term working capital needs, debt service obligations and capital expenditure and other cash requirements. In addition, we determined that if we were not able to satisfy these obligations because we were unable to generate sufficient cash provided by operating activities, access sufficient available funds under our existing revolving credit facility or refinance or obtain additional liquidity sources or because of other adverse changes in our business, we may face a default and acceleration of our debt, possibly leading to bankruptcy or insolvency.

On November 1, 2006, we engaged Lazard Frères & Co. LLC to assist in exploring strategic alternatives.

Also, in November 2006, we were contacted by professionals retained by an ad hoc committee of senior subordinated note holders (the “Ad Hoc Committee”). Thereafter, we agreed to reimburse, under certain conditions, both Jefferies & Company, Inc. as financial advisor and Brown Rudnick Berlack Israels LLP, as legal advisor. We, along with our advisors, negotiated this transaction with certain members of the Ad Hoc Committee.

On March 15, 2007, we entered into a letter agreement with the lenders and administrative agent under our existing revolving credit facility that permits us to consummate the exchange offer and consent solicitation.

On April 18, 2007, we met with the largest holder of our senior subordinated notes, along with another significant holder of our senior subordinated notes and the professionals of the Ad Hoc Committee. On April 19, 2007, the largest holder of our senior subordinated notes made a proposal to modify the consideration to be paid to the holders of our senior subordinated notes. The negotiations that followed culminated in such holder entering into a lockup agreement that provides for (i) the consent payments in the event we consummate the exchange offer without filing a chapter 11 case, (ii) the modified percentages of equity which will be retained by our existing equity holders in the event we consummate the exchange offer either in or out of bankruptcy and (iii) such holder’s support for the restructuring.

Holders of senior subordinated notes that are validly tendered in the exchange offer will receive shares of our common stock if the exchange offer is consummated. Following the consummation of the exchange offer, we will no longer have any payment obligations with respect to senior subordinated notes that are validly tendered, other than on account of the consent payments.

Lockup Agreements

We have entered into lockup agreements substantially in one of two different forms with the holders of approximately 78% in aggregate principal amount of senior subordinated notes. The lockup agreements set forth the terms and conditions of the restructuring and the obligations and commitments of the parties with respect to the restructuring. Additional holders of senior subordinated notes may become parties to lockup agreements. Certain holders who have entered into lockup agreements may withdraw from and terminate their obligations under the lockup agreements in the event we do not commence bankruptcy proceedings on or before May 31, 2007, if at least 95% of the aggregate principal amount of senior subordinated notes has not been validly tendered by such date. Certain other holders who have entered into lockup agreements may withdraw from and terminate their obligations under the lockup agreements in the event we do not commence bankruptcy proceedings on or before May 31, 2007 if 97%, or such lesser percentage to be agreed by us and certain holders of our senior subordinated notes, of the aggregate principal amount of such senior subordinated notes has not been validly tendered by such date. The two forms of the lockup agreements are attached to this prospectus and solicitation statement as Exhibits A-1 and A-2, respectively.

Prepackaged Plan

It is possible that we will receive substantial support from holders of senior subordinated notes for the exchange offer, but not reach the 97% level of acceptance which is required as a condition of the exchange offer. In that event, we may elect, if approved by our board of directors, to implement the restructuring through a so-called prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code. We would do so by filing a petition commencing a chapter 11 bankruptcy case and asking the bankruptcy court to approve a plan of reorganization which would contain terms and conditions outlined in the section “The Prepackaged Plan.” We expect that the board of directors would vote to seek confirmation of a chapter 11 plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

The voting deadline for voting on the prepackaged plan has passed. We believe we have obtained the requisite affirmative votes for approval of the prepackaged plan by the holders of our senior subordinated notes.

In the event the prepackaged plan is confirmed and becomes effective, the holders of senior subordinated notes will receive 40 shares of Holdings’ common stock after giving effect to a 1 for 6.326392 reverse stock split for each $1,000 of aggregate principal amount of senior subordinated notes held. Holders of our senior subordinated notes will not receive any consent payments under the prepackaged plan. Upon confirmation, the prepackaged plan will be binding on all of our creditors (including holders of the senior subordinated notes) and equity security holders regardless of whether such creditors or equity security holders voted to accept the plan.

THE EXCHANGE OFFER AND CONSENT SOLICITATION

Overview of the Exchange Offer and Consent Solicitation

We are offering to exchange 40 shares of our post-reverse split common stock for the valid tender of each $1,000 principal amount of the existing senior subordinated notes. If the exchange offer is consummated without the filing of the prepackaged plan, shares issued in exchange for valid tenders of senior subordinated notes will be issued after giving effect to a 1 for 5.687362 reverse stock split. If the exchange offer is consummated in connection with the filing of the prepackaged plan, shares issued in exchange for senior subordinated notes will be issued after giving effect to a 1 for 6.326392 reverse stock split.

We will cancel all senior subordinated notes we receive in the exchange offer. Assuming the exchange of all senior subordinated notes, approximately 89% (90% if we file a case under chapter 11) of the shares of our voting stock to be issued and outstanding immediately after the completion of the exchange offer will be held by the holders of the senior subordinated notes subject to dilution resulting from the issuance of equity pursuant to a new management incentive plan to be implemented by our board of directors.

Concurrently with the exchange offer, we are soliciting consents from the holders of senior subordinated notes to amend certain provisions set forth in the indenture governing the senior subordinated notes. For a description of the proposed amendments to the indenture, see “The Proposed Amendments to the Indenture.” Holders of the senior subordinated notes who desire to tender their senior subordinated notes will be required to consent to the proposed amendments to the indenture. The proper completion, execution and delivery of a letter of transmittal and consent by a holder of senior subordinated notes tendering pursuant to the exchange offer will constitute the consent of such holder to the proposed amendments. Holders of senior subordinated notes may not deliver consents without tendering their senior subordinated notes in the exchange and we will not accept any such consents. In addition, holders of senior subordinated notes may not tender their senior subordinated notes in the exchange without also delivering their consent and we will not accept any such tender.

If we meet or waive the minimum tender condition and consummate the exchange offer without pursuing a prepackaged plan of reorganization, we will amend the indenture governing our senior subordinated notes, and we will pay to each holder who has consented to the proposed amendments prior to the expiration date (provided such consent is not withdrawn), a one-time cash payment in the amount of $50 for each $1,000 in principal amount at maturity of the senior subordinated notes as to which consent is given. The consent payments will be made within 60 days following the closing of the exchange offer.

If you are the record owner of your senior subordinated notes and you tender senior subordinated notes directly to the exchange agent, you will not be obligated to pay any charges or expenses to the exchange agent or any brokerage commissions. If you own your senior subordinated notes through a broker or other nominee, and your broker tenders the senior subordinated notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. Except as set forth in the instructions to the letter of transmittal and consent, transfer taxes on the exchange of senior subordinated notes pursuant to the exchange offer will be paid by us.

Our obligation to exchange shares of our common stock for senior subordinated notes tendered pursuant to the exchange offer is subject to several conditions referred to below under “— Conditions of the Exchange Offer and Consent Solicitation.”

If the conditions to the exchange offer are not satisfied or waived, our board of directors will determine whether to seek confirmation of a plan of reorganization in a prepackaged case under chapter 11 of the Bankruptcy Code, in order to enhance the likelihood that we will succeed in our restructuring efforts. We expect that our board of directors would vote to seek confirmation of a chapter 11 plan unless an intervening event occurred that would render pursuit of a chapter 11 case inconsistent with its fiduciary duties.

No member of our board of directors, the dealer manager, the solicitation and information agent or the exchange agent has made a recommendation to any holder of the senior subordinated notes, and each is remaining neutral as to whether you should tender notes into the exchange offer and give consent pursuant to the consent solicitation. You must make your own investment decision with regard to the exchange offer based upon your own assessment of the market value of the senior subordinated notes, the likely value of the shares of common stock you will receive, your liquidity needs and your investment objectives.

Terms of the Exchange Offer and Consent Solicitation

We are offering to exchange 40 shares of our post-reverse split common stock for the valid tender of each $1,000 principal amount of the existing senior subordinated notes. If the exchange offer is consummated without the filing of the prepackaged plan, shares issued in exchange for valid tenders of senior subordinated notes will be issued after giving effect to a 1 for 5.687362 reverse stock split. If the exchange offer is consummated in connection with the filing of the prepackaged plan, shares issued in exchange for senior subordinated notes will be issued after giving effect to a 1 for 6.326392 reverse stock split.

Concurrently with the exchange offer, we are seeking the consent of holders of the senior subordinated notes to amend certain of the terms of the indenture governing the senior subordinated notes to remove substantially all material affirmative and negative covenants other than the obligation to pay principal and interest on the senior subordinated notes. For a description of such amendments, see “The Proposed Amendments to the Indenture.”

If we meet or waive the minimum tender condition and consummate the exchange offer without pursuing a prepackaged plan of reorganization under chapter 11 of the Bankruptcy Code, we will amend the indenture governing our senior subordinated notes, and we will pay to each holder who has consented to the proposed amendments prior to the expiration date (provided such consent is not withdrawn), a one-time cash payment in the amount of $50 for each $1,000 in principal amount at maturity of the senior subordinated notes as to which consent is given. Such consent payments will be made within 60 days following the closing of the exchange offer.

Beneficial Ownership After the Exchange Offer

The following table shows the beneficial ownership of certain holders of our common stock after the consummation of the exchange offer (1) with the tender of 100% of the senior subordinated notes and without the filing of the prepackaged plan, and (2) with the filing of the prepackaged plan:

	% of Common Stock	% of Common Stock
	Outstanding After Exchange Offer	Outstanding After Exchange Offer
Title of Security	Without Prepackaged Plan(1)	With Prepackaged Plan(1)

Senior subordinated notes due 2011	89%	90%
Existing common stock	11%	10%

(1)	Subject, in each case, to dilution resulting from the issuance of equity interests, pursuant to a new management incentive plan to be implemented by our board of directors.

General

We will accept all senior subordinated notes, letters of transmittal and consents that are validly tendered prior to 11:59 p.m., New York City time, on the expiration date.

This prospectus and solicitation statement, together with the letter of transmittal and consent, is being sent to you and to others who have beneficial interests in the senior subordinated notes.

As a holder of senior subordinated notes, you do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law. We intend to conduct the exchange offer in compliance with the rules and regulations of the SEC.

We reserve the right to purchase or make offers for any senior subordinated notes that remain outstanding after the expiration date and, to the extent permitted by applicable law, purchase senior subordinated notes in the open market in privately negotiated transactions or otherwise.

The making of the exchange offer and the consent solicitation may not be in compliance with the laws of certain jurisdictions. If we become aware of any jurisdiction where the making of the exchange offer or the consent solicitation would not be in compliance with such laws, the exchange offer and the consent solicitation will not be made to a holder residing in such jurisdiction and no tender of senior subordinated notes will be accepted from a holder residing in such jurisdiction.

Acceptance and Delivery of Senior Subordinated Notes; Other Settlement Matters

As previously stated, we will accept all senior subordinated notes validly tendered prior to 11:59 p.m. New York City time, on the expiration date. The acceptance for exchange of senior subordinated notes validly tendered and the issuance and delivery of shares of our common stock will be made promptly after the expiration date.

We will have accepted validly tendered senior subordinated notes when we have given oral or written notice to the exchange agent, which will occur promptly after the expiration date. The exchange agent will act as agent for holders of senior subordinated notes for the purpose of receiving any and all certificates representing shares of common stock from us. If all or any portion of your tendered senior subordinated notes are not accepted for exchange because of an invalid tender or another valid reason, we will return the unaccepted senior subordinated notes without expense to you promptly after the expiration date.

The senior subordinated notes surrendered in exchange for shares of our common stock will not be reissued or resold. We intend to retire and cancel the senior subordinated notes we receive in the exchange offer.

We expressly reserve the right to terminate the exchange offer and not accept for exchange any senior subordinated notes not previously accepted for exchange if any of the conditions set forth under “— Conditions of the Exchange Offer and Consent Solicitation” have not been satisfied or waived or at our option for any reason prior to 11:59 p.m., New York City time, on the expiration date. In all cases, exchange of the senior subordinated notes accepted for exchange will be made only after timely receipt by the exchange agent of certificates representing the original senior subordinated notes, or by confirmation of book-entry transfer, together with a properly completed and duly executed letter of transmittal and consent, a manually signed facsimile of the letter of transmittal and consent, or satisfaction of The Depository Trust Company’s, or DTC, Automated Tender Offer Program, or ATOP, procedures, and any other documents required by the letter of transmittal.

Delivery of Consent

If you are a holder of senior subordinated notes and you wish to participate in the exchange offer, you must also consent to the proposed amendments to the indenture governing the senior subordinated notes. Your tender of senior subordinated notes will be deemed a consent to these proposed amendments.

Board of Directors

Upon consummation of the restructuring, we expect that five of our six non-executive directors will resign from our board of directors and our board of directors will be reconstituted to consist of seven members. In order to avoid triggering a change of control for purposes of the indentures governing our senior subordinated notes and floating rate notes, five of the members of our reconstituted board of directors will be designated by the committee of holders of senior subordinated notes and approved by our existing board of directors. One member of our reconstituted board of directors will be designated by our existing common stockholders. We expect that our Chief Executive Officer will also be a member of our reconstituted board of directors.

Conditions of the Exchange Offer and Consent Solicitation

Notwithstanding any other provision of the exchange offer, and without prejudice to your other rights, we will not be required to accept for exchange or, subject to any applicable rules of the SEC, exchange any shares of our common stock for any senior subordinated notes or make any consent payments and we may terminate, extend or amend the exchange offer if, at the expiration date, any of the following conditions have not been satisfied or, to the extent permitted, waived. We will not waive the registration statement effectiveness condition.

Minimum Tender Condition

Notwithstanding any other provisions of the exchange offer, the exchange offer is conditioned upon at least 97% of the aggregate principal amount of senior subordinated notes having been validly tendered. Pursuant to the lockup agreements, holders of approximately 78% in aggregate principal amount of senior subordinated notes have agreed to tender their notes in the exchange offer and consent to the proposed amendments to the indenture governing the senior subordinated notes. These holders may have the right to withdraw from the lockup agreements under certain circumstances. See “The Restructuring — Lockup Agreements.”

We may waive the minimum tender condition, although we have agreed with certain holders who have entered into lockup agreements that we will not do so without their consent unless we have filed a chapter 11 case. Any waiver of the minimum tender condition or any other material amendment or modification of the terms of the exchange offer will be followed promptly by public announcement of the waiver, amendment or modification. Without limiting the manner by which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Business Wire news service or such other means of announcement as we deem appropriate. We would extend the exchange offer upon any material waiver, amendment or modification of the terms or conditions of the exchange offer, including waiver of the minimum tender condition, if required to do so by law.

Maximum Tender Condition

In order to avoid triggering a change of control for purposes of the indentures governing our floating rate notes (which will remain outstanding following the consummation of the exchange offer) and the senior subordinated notes, no beneficial owner of senior subordinated notes may exchange its notes for 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer. In the event we receive a tender of senior subordinated notes from a beneficial owner which would entitle such beneficial owner to receive 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer, we will accept the portion of the senior subordinated notes that will entitle such beneficial owner to 34.99% of the common stock and return the remainder of the senior subordinated notes to such beneficial owner.

Registration Statement Effectiveness

The exchange offer is conditioned upon the registration statement on Form S-4, of which this prospectus and solicitation statement is a part, being declared effective under the Securities Act and not being subject to any stop order suspending its effectiveness or any proceedings seeking a stop order.

Other Conditions to the Exchange Offer and Consent Solicitation

The exchange offer is also subject to the conditions that, at the time of the expiration date of the exchange offer, none of the following shall have occurred and be continuing which, in our good faith judgment, regardless of the circumstances, makes it impossible or inadvisable to proceed with the exchange offer or consent solicitation:

•	There shall have been any threatened or pending litigation or other legal action relating to the exchange offer and consent solicitation;

•	There shall have been any material adverse change in the financial markets, any disruption in the banking system or any commencement or escalation of a war involving the United States;

•	There shall have been any merger, acquisition or other business combination proposal for our company; or

•	All approvals from governmental bodies and authorities required in order to complete the exchange offer and consent solicitation are not obtained.

The foregoing conditions are solely for our benefit and we may assert them regardless of the circumstances giving rise to any such conditions. We may also, in our reasonable discretion, waive these conditions in whole or in part. The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed a continuing right which may be asserted at any time and from time to time.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 11:59 p.m., New York City time, on May 16, 2007, unless we extend the exchange offer. In order to extend the exchange offer, we will issue a notice on our website (www.insighthealth.com) and by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

At all times, prior to 11:59 p.m., New York City time, on the expiration date, we reserve the right by giving oral or written notice, in accordance with the notice procedures described above relating to an extension of the exchange offer, to:

•	delay accepting your senior subordinated notes;

•	extend the exchange offer; and

•	amend, modify or terminate the exchange offer and consent solicitation at any time if such amendment, modification or termination is determined by our board of directors to be in our best interests.

Upon termination of the exchange offer for any reason, any senior subordinated notes previously tendered in the exchange offer will be promptly returned to the tendering holders.

All conditions to the exchange offer will be satisfied or waived prior to the expiration of the exchange offer unless the exchange offer is terminated.

Procedures for Tendering Your Senior Subordinated Notes, and Delivering Your Consent to the Proposed Amendments

General

Only a holder of senior subordinated notes or the holder’s legal representative or attorney-in-fact may validly tender the senior subordinated notes and validly deliver a consent to the proposed amendments.

In order for a holder of senior subordinated notes to receive shares of our common stock, such holder of senior subordinated notes must validly (i) tender its senior subordinated notes pursuant to the exchange offer, (ii) deliver a consent to the proposed amendments to the indenture governing the senior subordinated notes and (iii) the exchange offer is consummated.

Delivery of securities through DTC and acceptance of an agent’s message (as defined below) transmitted through DTC’s ATOP and the method of delivery of all other required documents, is at the election and risk of the person tendering securities. Delivering a letter of transmittal and consent, except as otherwise provided in the letter of transmittal and consent, will be deemed made only when actually received by the exchange agent. If delivery of any document is by mail, we suggest that the holder of senior subordinated notes use properly insured, registered mail, with a return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent prior to the expiration date.

Tender of Senior Subordinated Notes and Consent to the Proposed Amendments

The tender by a holder of senior subordinated notes pursuant to the procedures set forth below, and the subsequent acceptance of that tender by us, will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and solicitation statement and the related letter of transmittal and consent. The tender of senior subordinated notes pursuant to the exchange offer on or prior to the expiration date and in accordance with the procedures described herein will constitute the delivery of a consent, if applicable, to all of the proposed amendments to the indenture with respect to the senior subordinated notes tendered.

Valid Tender

Except as set forth below, for a holder to validly tender senior subordinated notes and deliver consent to the proposed amendments to the indenture, a properly completed and duly executed letter of transmittal and consent (or a facsimile thereof), together with any signature guarantees and any other documents required by the instructions to the letter of transmittal and consent, or a properly transmitted agent’s message, must be received by the exchange agent at the address set forth on page 158 of this prospectus and solicitation statement prior to 11:59 p.m., New York City time, on the expiration date or by confirmation pursuant to the procedures for book-entry transfer described under “— Book-Entry Delivery Procedures” below and a Book-Entry Confirmation (as defined below) must be received by the exchange agent, in each case prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer.

The letter of transmittal, consent and senior subordinated notes must be sent only to the exchange agent. Do not send letters of transmittal and consents or senior subordinated notes to us, the dealer manager or the solicitation and information agent.

In all cases, notwithstanding any other provision of this prospectus and solicitation statement, the exchange of shares of our common stock for senior subordinated notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (1) a Book-Entry Confirmation with respect to such notes, (2) the letter of transmittal and consent (or a facsimile thereof) properly completed and duly executed or a properly transmitted agent’s message and (3) any required signature guarantees and other documents required by the letter of transmittal.

If you tender less than all of your outstanding senior subordinated notes you should fill in the principal amount of senior subordinated notes so tendered in the appropriate box on the letter of transmittal. All of your senior subordinated notes deposited with the exchange agent will be deemed to have been tendered unless otherwise indicated. Partial tenders will be accepted only from record holders holding as nominee for multiple beneficial owners, at least one of which has elected not to tender any senior subordinated notes. No partial tenders will be accepted from a single beneficial owner of senior subordinated notes, unless a tender of 100% of such beneficial owner’s senior subordinated notes would result in such beneficial owner receiving 35% or more of our outstanding common stock. In the event we receive a tender of senior subordinated notes from a beneficial owner which would entitle such beneficial owner to receive 35% or more of the shares of our common stock that will be outstanding upon the consummation of the exchange offer, we will accept the portion of the senior subordinated notes that will entitle such beneficial owner to 34.99% of the common stock and return the remainder of the senior subordinated notes to such beneficial owner.

Book-Entry Delivery Procedures

The exchange agent has established an account at DTC for purposes of the exchange offer, and any financial institution that is a DTC participant and whose name appears on a security position listing as the record owner of the senior subordinated notes may make book-entry delivery of securities by causing DTC to transfer such senior subordinated notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for such transfer. Delivery of documents to a book-entry transfer facility in accordance with the book-entry transfer facility’s procedures does not constitute a valid tender of the securities to the exchange agent.

The confirmation of a book-entry transfer into the exchange agent’s account at DTC as described above is referred to as a “Book-Entry Confirmation.”

Tender of Senior Subordinated Notes Held Through DTC

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. DTC has authorized any DTC participant who has senior subordinated notes credited to its DTC account to tender their senior subordinated notes and provide consents to the proposed amendments to the indenture as if it were the beneficial holder. Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and consent and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer (and thereby tender their senior subordinated notes and provide their consent to the proposed amendments) by causing DTC to transfer senior subordinated notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send to the exchange agent an agent’s message, which is a message transmitted by DTC, received by the exchange agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from a participant in DTC that is tendering senior subordinated notes that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the applicable letter of transmittal and consent and that we may enforce such agreement against such participant. The foregoing is referred to as an “agent’s message.”

Holders of senior subordinated notes desiring to tender their senior subordinated notes prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on that date.

Tender of Senior Subordinated Notes Held Through Custodians

To validly tender its senior subordinated notes and validly deliver its consent pursuant to the exchange offer, a beneficial owner of senior subordinated notes held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company or other financial intermediary, must instruct that holder to tender the beneficial owner’s senior subordinated notes and deliver the related consent on behalf of the beneficial owner. A letter of instructions is included in the materials provided with this prospectus and solicitation statement. The letter to custodians may be used by a beneficial owner to instruct a custodian to tender senior subordinated notes on the beneficial owner’s behalf.

Guaranteed Delivery

If you wish to exchange your senior subordinated notes and time will not permit your letter of transmittal and consent and all other required documents to reach the exchange agent, or if the procedures for book-entry transfer cannot be completed on or prior to the expiration date of the exchange offer, you may still exchange your senior subordinated notes if you comply with the following requirements:

•	you tender your senior subordinated notes by or through a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, or NYSE, Medallion Signature Program or the Stock Exchange Medallion Program;

•	prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer, the exchange agent has received from such participant a properly completed and validly executed notice of guaranteed delivery, by manually signed facsimile transmission, mail or hand delivery, in substantially the form provided with this prospectus and solicitation statement; and

•	the exchange agent receives a properly completed and validly executed letter of transmittal and consent (or facsimile thereof) together with any required signature guarantees, or a Book-Entry Confirmation, and any other required documents, within three NYSE trading days after the date of the notice of guaranteed delivery.

Signature Guarantees

Signatures on the applicable letter of transmittal and consent must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”) unless the senior subordinated notes tendered thereby are tendered: (1) by a holder whose name appears on a security position listing as the owner of those senior subordinated notes who has not completed any of the boxes entitled “Special Instructions” or “Special Delivery Instructions” on the letter of transmittal; or (2) for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers,

Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible guarantor institution.”

If the holder of senior subordinated notes is a person other than the signer of the related letter of transmittal and consent, or if senior subordinated notes not accepted for exchange are to be returned to a person other than the registered holder or a DTC participant, then the signatures on the letter of transmittal and consent accompanying the tendered senior subordinated notes must be guaranteed by a Medallion Signature Guarantor as described above.

The method of delivery of letters of transmittal and consent, any required signature guarantees and any other required documents, including delivery through DTC, is at the option and risk of the tendering holder and, except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. In all cases, sufficient time should be allowed to ensure timely delivery.

Effect of a Tender

By causing an agent’s message to be transmitted to the exchange agent, or by executing a letter of transmittal and consent as set forth above, and subject to our acceptance for exchange of, and exchange for, the senior subordinated notes tendered and subject also to the right to revoke the tender by a tendering holder who has entered into a lockup agreement, a tendering holder irrevocably sells, assigns and transfers to us, or upon our order, all right, title and interest in and to all the senior subordinated notes tendered and irrevocably constitutes and appoints the exchange agent the true and lawful agent of the tendering holder, with full power of substitution to:

•	transfer ownership of the tendered senior subordinated notes on the account books maintained by DTC and deliver all accompanying evidences of transfer and authenticity to us or upon our order, upon receipt by the exchange agent, as the holder’s agent, of the shares of our common stock issued in exchange for the senior subordinated notes; and

•	present the tendered senior subordinated notes for transfer on our books and receive all benefits and otherwise exercise all rights of beneficial ownership of the tendered senior subordinated notes in accordance with the terms of the exchange offer.

Transfers of Ownership of Tendered Senior Subordinated Notes

Beneficial ownership in tendered senior subordinated notes may be transferred by the registered holder delivering to the exchange agent, at one of its addresses set forth on page 158 of this prospectus and solicitation statement, an executed letter of transmittal and consent identifying the name of the person who deposited the senior subordinated notes to be transferred, and completing the special payment instructions box with the name of the transferee (or, if tendered by book-entry transfer, the name of the participant in DTC whose name appears on the security position listing as the transferee of such senior subordinated notes) and the principal amount of the senior subordinated notes to be transferred. If certificates have been identified through a Book-Entry Confirmation with respect to such senior subordinated notes the name of the holder who tendered the senior subordinated notes, the name of the transferee and the certificate numbers, if any, relating to such senior subordinated notes should also be provided in the letter of transmittal and consent. A person who succeeds to the beneficial ownership of tendered senior subordinated notes pursuant to the procedures set forth herein will be entitled to receive shares of our common stock if the senior subordinated notes are accepted for exchange or to receive the tendered senior subordinated notes if the exchange offer is terminated.

Other Matters

A valid tender of senior subordinated notes pursuant to the procedures described above, and acceptance by us of that tender, will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of senior subordinated notes and deliveries of letters of transmittal and consents will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the right to reject any or all tenders of senior subordinated notes or deliveries of letters of transmittal and consents if we determine them not to be in proper form or if the acceptance or exchange for such senior subordinated notes may, in our opinion, be unlawful.

We also reserve the right to waive any defects, irregularities or contingencies of tenders of senior subordinated notes or to the delivery of particular consents. Our interpretations of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal and consent) will be final and binding. Any defect or irregularity in connection with tenders of senior subordinated notes must be cured within such time as we determine, unless waived by us, and any defective or irregular tenders of senior subordinated notes and consents to the amendments to the indenture governing the senior subordinated notes shall not be deemed to have been made until all defects and irregularities therein have been waived by us or cured. None of us, the exchange agent, the dealer manager, solicitation and information agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of senior subordinated notes or deliveries of consents, nor will any of them incur any liability to holders for failure to give any such notice. The dealer manager, solicitation and information agent, the exchange agent and the trustee assume no responsibility for the accuracy or completeness of the information contained in this prospectus and solicitation statement.

PLEASE SEND ALL MATERIALS TO THE EXCHANGE AGENT AND NOT TO US, THE DEALER MANAGER, SOLICITATION AND INFORMATION AGENT OR DTC.

Consequences of Not Participating in the Exchange Offer

If you are a holder of senior subordinated notes and you do not participate in the exchange offer and the proposed amendments to the indenture are adopted, you will no longer have the benefit of certain provisions contained in that indenture.

Also, if a large enough number of holders of senior subordinated notes decides to participate in the exchange offer, the liquidity of the senior subordinated notes may be impaired and your ability to sell the senior subordinated notes may be adversely affected.

See “Risk Factors — Risks Relating to the Exchange Offer.”

Dealer Manager

We have retained Lazard Capital Markets LLC to act as dealer manager in connection with the exchange offer and the consent solicitation.

The dealer manager and its affiliates may in the future provide investment banking and financial advisory services to us and our affiliates in the ordinary course of business. In November 2006, we engaged Lazard Frères & Co. LLC as our financial advisor to assist us in exploring strategic alternatives. Lazard Frères & Co. LLC has a significant ownership interest in Lazard Capital Markets LLC. The dealer manager does not own any of the senior subordinated notes.

Exchange Agent

U.S. Bank Trust National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, and all correspondence in connection with the exchange offer, or requests for additional letters of transmittal and any other required documents, may be directed to the exchange agent at one of its addresses and telephone numbers set forth on page 158 of this prospectus and solicitation statement.

Solicitation and Information Agent

CapitalBridge is serving as solicitation and information agent in connection with the exchange offer and consent solicitation. The solicitation and information agent will assist with the mailing of this prospectus and solicitation statement and related materials to holders of senior subordinated notes, respond to inquiries of, and provide information to, holders of senior subordinated notes in connection with the exchange offer and consent solicitation, and provide other similar advisory services as we may request from time to time. Requests for additional copies of this prospectus and solicitation statement, letters of transmittal, and any other required documents may be directed to the solicitation and information agent at its address and telephone number set forth on page 158 of this prospectus and solicitation statement.

In addition to the solicitation and information agent, our directors, officers and regular employees, who will not be specifically compensated for such services, may contact holders personally or by mail, telephone, telex, facsimile or telegraph regarding the exchange offer and the consent solicitation and may request brokers, dealers and other nominees to forward this prospectus and solicitation statement and related materials to beneficial owners of the senior subordinated notes.

Fees and Expenses

In addition to our obligation to reimburse the dealer manager for certain of its reasonable out-of-pocket expenses as described above, we will pay the exchange agent and the solicitation and information agent reasonable and customary fees for their services (and will reimburse them for their reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in connection with forwarding copies of this prospectus and solicitation statement and related documents to the beneficial owners of the senior subordinated notes and in handling or forwarding tenders for exchange and payment. In addition, we will indemnify the dealer manager, the exchange agent and the solicitation and information agent against certain liabilities in connection with their services, including liabilities under the federal securities laws.

The total cash expenditures to be incurred by us in connection with the exchange offer and the consent solicitation if we do not file a case under chapter 11, including printing, accounting and legal fees, and the fees and expenses of the dealer manager, solicitation and information agent, the exchange agent, and the trustee, are estimated to be approximately $9.7 million, with an additional $9.7 million in consent payments. In the event we commence a case under chapter 11, we will not make the consent payments, but we will incur bankruptcy-related expenses, including professional and bankruptcy fees.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of senior subordinated notes pursuant to the exchange offer. If, however, shares of our common stock issued in exchange for senior subordinated notes are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the senior subordinated notes or if the shares of our common stock are to be registered in the name of any person other than the person signing the letter of transmittal and consent or, in the case of tender through DTC transmitting instructions through ATOP, or if a transfer tax is imposed for any reason other than the exchange of senior subordinated notes pursuant to the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

Brokerage Commissions

If you are the record owner of your senior subordinated notes and you tender your senior subordinated notes directly to the exchange agent, you will not be obligated to pay any charges or expenses to the exchange agent or any brokerage commissions. If you own your senior subordinated notes through a broker or other nominee, and your broker tenders the senior subordinated notes on your behalf, your broker may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

THE PROPOSED AMENDMENTS TO THE INDENTURE

We are seeking your consent to amend the provisions described below of the indenture governing the senior subordinated notes. By returning the letter of transmittal and consent that accompanies this prospectus and solicitation statement, you will be providing your consent to the proposed amendments.

The proposed amendments to the indenture will delete in full the following provisions of the indenture:

•	the limitations on incurring additional indebtedness and issuing additional equity securities;

•	the limitations on our ability to make certain dividend, debt and other restricted payments;

•	the limitations on making loans and investments;

•	the limitations on transactions with affiliates;

•	the limitations on creating or incurring liens;

•	the limitations on restrictions on our subsidiaries’ ability to make dividend payments, pay intercompany indebtedness and make intercompany loans and asset transfers;

•	the limitations on payments of consideration to noteholders to induce waivers or amendments of indenture provisions;

•	the limitations on sales of assets (other than the obligation to offer to repurchase the senior subordinated notes with excess proceeds in respect of such asset sales);

•	the limitations on designating restricted and unrestricted subsidiaries;

•	the limitation on benefiting from any stay, extension or usury laws;

•	the limitations on our business activities;

•	the obligation to pay taxes;

•	the obligation to provide notices, including with respect to defaults;

•	the obligation to file certain annual, quarterly and other reports and provide compliance and related certifications;

•	the obligation to provide additional guarantees; and

•	the obligation to maintain our corporate existence, rights and franchises.

The proposed amendments to the indenture will not affect any of the other provisions of the indenture, including those which require us to offer to repurchase the senior subordinated notes upon a change of control or with the proceeds of certain asset sales.

The proposed amendments to the indenture will eliminate the following events of default:

•	our breach of certain covenants contained in the senior subordinated notes or the indenture;

•	our default under any other indebtedness exceeding, individually or in the aggregate, $10 million;

•	our failure to pay final judgments, the uninsured portion of which exceeds $10 million; and

•	certain events of bankruptcy, insolvency or reorganization of us.

Other provisions in the indenture will be amended to eliminate defined terms that are no longer used as a result of the proposed amendments.

None of the proposed amendments will affect our obligation to pay interest, premium, if any, or principal on the senior subordinated notes, when due, to the holders of the senior subordinated notes that have not delivered consents.

The proposed amendments, if adopted, will be effected through a supplement to the indenture to be executed by us and the indenture trustee. The indenture requires that holders of a majority in principal amount of senior subordinated notes, other than senior subordinated notes owned by holders that are affiliated with us, consent to the amendments; however, we will not amend the indenture unless the minimum tender condition in the exchange offer is satisfied or waived and the exchange offer is completed without the filing of a chapter 11 case. If we meet or waive the minimum tender condition and consummate the exchange offer without pursuing a prepackaged plan of reorganization, we will adopt the amendments to the indenture governing our senior subordinated notes, and we will pay to each holder who has consented to the proposed amendments prior to the expiration date (provided such consent is not withdrawn), a one-time cash payment in the amount of $50 for each $1,000 in principal amount at maturity of the senior subordinated notes as to which consent is given. Such consent payment will be made within 60 days following the closing of the exchange offer. If the exchange offer is terminated, if we file a case under chapter 11, or if the requisite amount of senior subordinated notes is not accepted for exchange for any reason, the amendment to the indenture will not be executed, the proposed amendments will not become effective and holders of senior subordinated notes who have consented to the amendments will not receive any consent payments. Pursuant to the lockup agreements, holders of approximately 78% in aggregate principal amount at maturity of our senior subordinated notes have agreed to tender their senior subordinated notes in the exchange offer and consent to the proposed amendments. These holders may have the right to withdraw from the lockup agreement under certain circumstances. See “The Restructuring — Lockup Agreement.”

Senior subordinated notes not tendered in connection with the exchange offer will remain outstanding but will not be entitled to the benefits of the existing covenants and other provisions contained in the indenture that holders of debt securities of this type typically enjoy.

We are seeking consents to all of the proposed amendments relating to the indenture governing the senior subordinated notes as a single proposal. Pursuant to the terms of the exchange offer, the completion, execution and delivery of the accompanying letter of transmittal and consent in connection with the tender of senior subordinated notes will be deemed to constitute the consent of the tendering holder to all of the proposed amendments to the indenture. If the requisite consents are received and the proposed amendments to the indenture become effective, the proposed amendments relating to the senior subordinated notes will be binding on all non-tendering holders of senior subordinated notes.

THE PREPACKAGED PLAN

We have not commenced any cases in the bankruptcy court under chapter 11 of the Bankruptcy Code, which we refer to herein as the “Chapter 11 Cases,” nor have we taken any corporate action authorizing the commencement of such a case. Defined terms not otherwise defined herein shall have the meaning ascribed to such terms in the form of the Plan attached to this prospectus and solicitation statement as Exhibit B.

We do not intend to file a petition for relief under chapter 11 of the Bankruptcy Code and seek confirmation of the Plan if the conditions to the exchange offer and consent solicitation are satisfied or waived. For background of and reasons for the restructuring, see “The Restructuring.”

We solicited acceptances of an initial prepackaged plan. The prepackaged plan modifies the consideration to be paid to the holders of the senior subordinated notes in a manner more favorable to such holders. We are therefore not required to solicit acceptances or rejections of the prepackaged plan. We believe that we have received the necessary acceptances to confirm the prepackaged plan from the holders of the senior subordinated notes. The information in this section is for informational purposes only.

In order to enhance the likelihood that we will succeed in our restructuring efforts, we have formulated the Plan for the reorganization of Holdings and certain of its subsidiaries, collectively the Debtors, under chapter 11 of the Bankruptcy Code. In the event that sufficient tenders and consents have not been received from the holders of the senior subordinated notes to permit consummation of the exchange offer and consent solicitation, the Debtors expect, subject to approval by the board of directors, to file voluntary petitions under chapter 11 of the Bankruptcy Code and use such acceptances to confirm the Plan.

Under the Plan, the holders of our senior subordinated notes (i) will not receive any consent payments and (ii) will receive 90% of our common stock subject to dilution from the issuance of equity pursuant to a management incentive plan to be implemented by our board of directors in the event the Plan is confirmed and becomes effective. Moreover, upon confirmation, the Plan will be binding on all of our creditors (including holders of the senior subordinated notes) and equity security holders regardless of whether such creditors or equity security holders voted to accept the Plan.

Because one of our impaired class interests is deemed to reject the Plan, we will be seeking confirmation of the Plan under the “cram down” provisions contained in section 1129(b)(2)(C) of the Bankruptcy Code which are described below. The “cram down” provisions ensure that holders of junior claims or interests cannot recover or retain any property on account of that claim or interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests. Because there are no interests that are junior to equity interests, we believe that section 1129(b)(2)(C) of the Bankruptcy Code will be met if that class of interests is the only impaired, dissenting class of claims and interests.

The form of the Plan is attached to this prospectus and solicitation statement as Exhibit B. See “Risk Factors — Risks Related to the Prepackaged Plan” for a discussion of risks associated with the Plan and the transactions contemplated hereunder.

Anticipated Events in a Chapter 11 Case

Chapter 11 is the principal business reorganization chapter of the Bankruptcy Code. Pursuant to chapter 11, a debtor may remain in possession of its assets and business and attempt to reorganize its business for the benefit of the debtor, its creditors and other parties in interest.

The commencement of a chapter 11 case creates an estate comprising all the legal and equitable interests of a debtor in property as of the date the petition is filed. Sections 1107 and 1108 of the Bankruptcy Code provide that a debtor may continue to operate its business and remain in possession of its property as a “debtor in possession,” unless the bankruptcy court orders the appointment of a trustee. The filing of a chapter 11 case also triggers the automatic stay provisions of section 362 of the Bankruptcy Code. Section 362 of the Bankruptcy Code provides, among other things, for an automatic stay of all attempts to collect prepetition claims from the debtor or otherwise interfere with its property or business. Except as otherwise ordered by the

Bankruptcy Court, the automatic stay generally remains in full force and effect until confirmation of a chapter 11 plan.

The Bankruptcy Code provides that upon commencement of a chapter 11 case, the Office of the United States Trustee may appoint a committee of unsecured creditors and may, in its discretion, appoint additional committees of creditors or of equity security holders if necessary to assure adequate representation. The Bankruptcy Code provides that, once appointed, each official committee may appear and be heard on any issue in the chapter 11 case and may also consult with the trustee or debtor in possession concerning the administration of the case and perform such other services as are in the interest of those represented.

Upon commencement of a chapter 11 case, all creditors and equity security holders have standing to be heard on any issue in the chapter 11 proceedings pursuant to section 1109(b) of the Bankruptcy Code.

The formulation and confirmation of a plan of reorganization is the principal objective of a chapter 11 case. The Plan sets forth the means for satisfying the claims against and interests in the Debtor. The Plan we propose provides for the reorganization of our capital structure, thereby enabling us to operate in the long-term as a viable business enterprise.

First Day Orders

We intend very shortly after commencement of our Chapter 11 Cases to seek certain “first day” orders and to make motions for certain other matters typical to such proceedings to be addressed as soon as possible. Failure of the Bankruptcy Court to enter one or more of these orders, or a delay in doing so, could result in our Chapter 11 Cases becoming protracted and could delay, perhaps materially, the hearing on, and the ultimate confirmation of, the Plan.

Treatment of Customers, Vendors and Other Trade Creditors and Employees During Our Chapter 11 Cases

We believe that it is in the best interest of all of our claim and equity interest holders to do our best to preserve positive and co-operating working relationships with our customers, employees, and vendors because this will minimize disruption and damage to our business operations and enhance our ability to exit the bankruptcy proceedings expeditiously. This requires us, to the maximum extent permitted by applicable law, to continue to treat such persons fairly and in the ordinary course of business.

With respect to customers, that means that we intend to assume their contracts.

In the case of employees, as a retention incentive, on the Effective Date, we will assume all of our obligations to each of our retained employees as if there had been no bankruptcy filing.

In the case of our vendors, as an incentive for, and in consideration of their agreement, to continue to provide goods and services in the ordinary course of business during our bankruptcy, including by continuing to extend customary credit terms, on the Effective Date we intend to assume each outstanding executory vendor contract.

We also intend to seek the approval of the Bankruptcy Court, promptly following the commencement of the Chapter 11 Cases, to make payments in the ordinary course of business in respect of claims of our suppliers, vendors and other trade creditors who are significant to our ability to continue to operate our business in the ordinary course and who have agreed to continue to extend credit and other business terms. However, the Bankruptcy Court may not permit an early payment of such claims. In any event, the Plan provides that valid claims of all our suppliers, vendors and other such trade creditors supporting our operations during our restructuring are to be paid in full.

Summary of Classification and Treatment of Claims and Equity Interests Under the Plan(1)

As more fully described below, we are soliciting acceptances of the Plan from Holders of claims in Classes 5 and 8:

	Type of Claim or Equity		Approximate
Class	Interest	Treatment	Percentage Recovery

—	DIP Facility Claims	Unclassified; paid in full, in cash equal to the unpaid portion of such Allowed DIP Facility Claim on the Effective Date or treated on such other terms as are acceptable to the Debtors and the holder of such Claim.	100%
—	Administrative Claims	Unclassified; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business.	100%
—	Priority Tax Claims	Unclassified; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business.	100%
1	Other Priority Claims	Unimpaired; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business.	100%
2	Lender Secured Claims	Unimpaired; reinstated or paid in full in cash on the Distribution Date.	100%
3	Floating Rate Note Claims	Unimpaired; reinstated.	100%
4	Other Secured Claims	Unimpaired; cured and reinstated or collateral returned to Creditor.	100%
5	Senior Subordinated Note Claims	Impaired; receiving a Pro Rata share of 90% of the New Common Stock, subject to dilution resulting from the issuance of equity pursuant to a new Management Incentive Plan.	(2)
6	General Unsecured Claims	Unimpaired; paid in full in cash on the Distribution Date or such later date that the claims become due and owing in the ordinary course of business.	100%
7	Intercompany Claims	Reinstated.	100%
8	Old Common Stock Interests	Impaired; receiving a Pro Rata share of 10% of the New Common Stock, subject to dilution resulting from the issuance of equity pursuant to a new Management Incentive Plan.	(2)
9	Other Interests	Impaired; all other interests will be cancelled.	0%

(1)	This table is only a summary of the classification and treatment of claims and interests under the Plan. Reference should be made to this prospectus and solicitation statement and the Plan attached to this prospectus and solicitation statement as Exhibit B for a complete description of the classification and treatment of claims and interests.

(2)	The approximate percentage recovery for Classes 5 and 8 cannot be determined at this time.

Classification and Allowance of Claims and Interests

Section 1123 of the Bankruptcy Code provides that a chapter 11 plan must classify claims against, and interests in, a debtor. Under section 1122 of the Bankruptcy Code, a chapter 11 plan may classify claims and interests only into classes containing claims and interests which are “substantially similar” to such claims or interests. The Plan designates 7 classes of claims and 2 classes of interests. A chapter 11 plan cannot be confirmed if there has been an improper classification of claims and interests.

We believe that we have classified all claims and interests in compliance with the provisions of section 1122 of the Bankruptcy Code. However, once we have commenced our Chapter 11 Cases, a claim holder or interest holder could challenge our classification of claims and interests, and the Bankruptcy Court could determine that a different classification is required for the Plan to be confirmed. In such event, it is our intention to seek to modify the Plan to provide for whatever classification may be required by the Bankruptcy Court and to use the sufficient acceptances received, to the extent permitted by the Bankruptcy Court, to demonstrate the acceptance of the class or classes which are affected. Any such reclassification could affect a class’ acceptance of the Plan by changing the composition of such class and the required vote for acceptance of the Plan and could potentially require a resolicitation of votes on the Plan.

The Plan provides for the classification and treatment of claims and our interest holders allowed under section 502 of the Bankruptcy Code. Only the Holder of an allowed claim or an allowed interest is entitled to receive a distribution under the Plan.

An allowed claim or allowed interest is:

•	any claim or interest that is scheduled as liquidated in an amount and neither disputed nor contingent and no objection to the allowance of the claim or interest or request to estimate the claim or interest, has been interposed within any time period provided under the Plan or under applicable law;

•	any disputed claim or disputed interest that has been adjudicated as an allowed claim or interest; or

•	any claim or interest that is specified as an allowed claim or allowed interest under the Plan or the confirmation order.

A disputed claim or disputed interest is a claim or interest that is not an allowed claim or allowed interest and:

•	the claim or interest is not contained on schedules required to be filed by the Debtor under section 521 of the Bankruptcy Code;

•	the claim or interest is scheduled as unliquidated, disputed, contingent or unknown;

•	the claim or interest is the subject of a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, any applicable order of the Bankruptcy Court, the Plan or applicable non-bankruptcy law, which objection or request for estimation has not been withdrawn or resolved; or

•	the claim or interest is otherwise specified as “disputed” or as a “disputed claim” pursuant to the Plan.

Summary of Distributions Under the Plan

The following summary of distributions under the Plan is subject, and is qualified in its entirety by reference, to the Plan attached hereto as Exhibit B.

If the Plan is confirmed by the Bankruptcy Court, each holder of an allowed claim or allowed interest in a particular class will receive the same treatment as the other holders in the same class of claims or interests (unless such holder agrees to accept less favorable treatment), whether or not such holder voted to accept the Plan. Moreover, upon confirmation, the Plan will be binding on the creditors of the Debtors (including the holders of the senior subordinated notes) and the equity security holders of Holdings, regardless of whether such creditors or equity security holders voted to accept the Plan. Such treatment will be in full satisfaction, release and discharge of and in exchange for such Holder’s Claims against or interests in the Debtors, except as otherwise provided in the Plan.

Treatment of Unclassified Claims

The Bankruptcy Code does not require classification of certain priority claims against a debtor. In this case, these unclassified claims include DIP Facility Claims, administrative claims and priority tax claims as set forth below.

DIP Facility Claims

A “DIP Facility Claim” is a claim for amounts due and owing under the Debtors’ debtor in possession revolving credit financing facility, which claim has priority over all administrative expenses of the kind specified in sections 503(b) or 507(b) of the Bankruptcy Code.

On, or one Business Day after, the Effective Date or the date such DIP Facility Claim becomes payable pursuant to any agreement between the Debtors and the Holder of such DIP Facility Claim, the Holder of an Allowed DIP Facility Claim shall, in full satisfaction, settlement, release, and discharge of such Allowed DIP Facility Claim, (a) be paid in full, in Cash equal to the unpaid portion of such Allowed DIP Facility Claim or (b) be treated on such other terms as are acceptable to the Debtors and the Holder of such claim.

Administrative Claims

An “administrative claim” is any cost or expense of administration of our Chapter 11 Cases allowed under section 503(b), and referred to in section 507(a)(2), of the Bankruptcy Code. These claims include, without limitation:

•	any actual and necessary costs and expenses of preserving our estate and operating our business during our Chapter 11 Cases, including any indebtedness or obligations incurred or assumed by us as debtor in possession in connection with our conduct of our business or for the acquisition or lease of property or for the rendition of services, and any of our costs and expenses for the management, preservation, sale or other disposition of assets during our Chapter 11 Cases, the administration, prosecution or defense of claims by or against us and for distributions under the Plan; and

•	any allowances of compensation or reimbursement of expenses to the extent allowed by final order of the Bankruptcy Court under sections 327, 328, 330, 331, 503(b)(2) and/or 1103 of the Bankruptcy Code.

Except as otherwise provided in the Plan, each Holder of an Allowed Administrative Claim shall, in full satisfaction, release, settlement and discharge of such Allowed Administrative Claim: (i) to the extent such claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (ii) to the extent such claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between us and such Holder, or as may be due and owning under applicable non-bankruptcy law or in the ordinary course of business; or (iii) be treated on such other terms and conditions as are acceptable to us and the Holder of such claim.

If the Bankruptcy Court confirms the Plan within the time frame anticipated by us, we expect that the amount of administrative claims will be significantly less than if we had commenced a Chapter 11 Case without prior receipt of the approvals necessary to confirm the Plan. In the event the Bankruptcy Court confirms the Plan within 60 days after the commencement of our Chapter 11 Case, and assuming there is no significant litigation initiated or objections filed with respect to the Plan, we estimate that the aggregate allowed amount of administrative claims (other than those discharged or to be satisfied by us in the ordinary course of business) will be approximately $4.0 million as of the date the Plan becomes effective.

Priority Tax Claims

A “priority tax claim” is that portion of any claim against us for unpaid taxes which is entitled to priority in right of payment under section 507(a)(8) of the Bankruptcy Code. We are now current and anticipate that we will continue to be current on our tax obligations at the time we commence our Chapter 11 Cases. Assuming the Bankruptcy Court confirms the Plan within 60 days after the commencement of our Chapter 11 Cases, we estimate that the aggregate allowed amount of priority tax claims (other than those discharged by us in the ordinary course of business) will be approximately $2.4 million on the date the Plan becomes effective.

Pursuant to the Plan, each Holder of an Allowed Priority Tax Claim shall, in full satisfaction, release, and discharge of such Allowed Priority Tax Claim: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between us and such Holder, or as may be due and owing under applicable non-bankruptcy law, or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to us and the Holder of such claim.

Treatment of Classified Claims

The following describes the Plan’s classification of the claims and interests that are required to be classified under the Bankruptcy Code and the treatment that the Holders of allowed claims or allowed interests will receive for such claims or interests:

Class 1 — Other Priority Claims.  Class 1 consists of all Other Priority Claims. These claims are primarily for employee wages, vacation pay, severance pay, contributions to benefit plans and other similar amounts. We estimate that the aggregate amount of Allowed Other Priority Claims will be approximately $4.1 million on the Effective Date.

We intend to seek an order approving the payment of Other Priority Claims in the ordinary course during the pendency of the Chapter 11 Cases. To the extent such an order is not entered or such Claims are not paid prior to the Effective Date, pursuant to the Plan, the legal, equitable and contractual rights of the Holders of Allowed Class 1 Claims are unaltered by the Plan. Each Holder of an Allowed Class 1 claim, will, in full satisfaction of and in exchange for such Allowed Class 1 Claim: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the Effective Date, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

Class 1 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 1 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 2 — Lender Secured Claims.  Class 2 consists of all claims against us, secured by and to the extent of the value (as of the Petition Date), if any, of the collateral securing such claims directly or indirectly arising from or under, or relating in any way to, the Loan Documents. Our records reflect that as of April 30, 2007, there were $7.0 million in borrowings outstanding under the Loan and Security Agreement and approximately $2.6 million of standby letters of credit, of which $2.0 million are cash collateralized thereunder. As of that date, we had $4.5 million in additional effective borrowing availability under the Loan and Security Agreement after giving effect to certain covenant requirements. On the Effective Date, the Holder of the Allowed Class 2 Lender Secured Claims shall, to the extent any Allowed Class 2 Lender Secured Claim has not been paid or satisfied by performance in full prior to the Effective Date, be paid in full, in cash, on the Distribution Date.

Class 2 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 2 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 3 — Floating Rate Note Claims.  Class 3 consists of all claims against us, secured by and to the extent of the value (as of the Petition Date), if any, of the collateral securing such claims directly or indirectly arising from, or relating in any way to the floating rate notes. The Class 3 floating rate note claims shall be deemed Allowed Class 3 floating rate note claims in the aggregate amount of $300 million. On the Effective Date, each Holder of an Allowed Class 3 floating rate note claim shall have its claim reinstated.

Class 3 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 3 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 4 — Other Secured Claims.  Class 4 consists of all Secured Claims against us other than those claims in Classes 2 and 3. For purposes of the Plan, each such Allowed Other Secured Claim will be deemed a separate subclass. At our option, each Holder of an Allowed Class 4 Claim will either (a) have the property that serves as collateral for its claim returned, or (b) have its claim cured and reinstated, within the meaning of section 1124(2) of the Bankruptcy Code.

Class 4 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 4 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 5 — Senior Subordinated Note Claims.  Class 5 consists of all senior subordinated note claims against us. The Class 5 senior subordinated note claims shall be deemed Allowed Class 5 senior subordinated note claims in the aggregate principal amount of $194.5 million plus accrued and unpaid interest. On, or as soon as reasonably practicable after, the Distribution Date, we shall distribute to the senior subordinated note indenture trustee, for the ratable benefit of the Holders of Allowed Class 5 senior subordinated note claims, and in full satisfaction, settlement, release, and discharge of and in exchange for all such Allowed Class 5 senior subordinated note claims, the New Common Stock. The senior subordinated note indenture trustee shall, in accordance with the terms of the senior subordinated note indenture, promptly distribute to each Holder of an Allowed Class 5 senior subordinated note claim, as of the Distribution Notification Date, such Holder’s Pro Rata share of 90% of the aggregate New Common Stock, subject to dilution resulting from the issuance of equity pursuant to the Management Incentive Plan. As of the Effective Date, the senior subordinated notes will be cancelled.

Class 5 is impaired and the Holders of claims in Class 5 are entitled to vote to accept or reject the Plan.

Class 6 — General Unsecured Claims.  Class 6 consists of all General Unsecured Claims. General Unsecured Claims include trade and vendor claims. Our records indicate approximately $23.6 million in trade and vendor claims that would be included in Class 6 as of January 31, 2007. To the extent any Allowed General Unsecured Claim has not been paid or satisfied by performance in full prior to the Effective Date, the legal, equitable and contractual rights of the Holders of the Allowed Class 6 Claims are unaltered by the Plan. In full satisfaction of and in exchange for each Allowed Class 6 Claim, the Holder will: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable nonbankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

Class 6 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 6 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 7 — Intercompany Claims.  Class 7 consists of all Intercompany Claims. On the Effective Date, each Holder of an Allowed Class 7 Intercompany Claim shall have its claim reinstated.

Class 7 is unimpaired pursuant to section 1126(f) of the Bankruptcy Code, and the Holders of claims in Class 7 are conclusively presumed to have accepted the Plan and are not entitled to vote.

Class 8 — Old Common Stock Interests.  Class 8 consists of all interests of Holders of our existing common stock. Each Holder of an Allowed Class 8 Old Common Stock Interest shall such receive its Pro Rata share of 10% of the aggregate New Common Stock, subject to dilution resulting from the issuance of equity pursuant to the Management Incentive Plan. As of the Effective Date, all of the Old Common Stock Interests will be cancelled.

Class 8 is impaired and the Holders of Interests in Class 8 are entitled to vote to accept or reject the Plan.

Class 9 — Other Interests.  Class 9 consists of all interests of Holders of stock options in the Company. As of the Effective Date, all of the Other Interests will be cancelled and no Holder of a Class 9 Other Interest will receive a distribution, or retain any property, under the Plan.

Class 9 is impaired pursuant to section 1126(g) of the Bankruptcy Code and the Holders of interests in Class 9 are conclusively presumed to have rejected the Plan and are not entitled to vote.

Confirmation of the Plan

If we seek to implement the Plan by commencing the Chapter 11 Cases, we will promptly request that the Bankruptcy Court hold a confirmation hearing, including a determination that the Plan solicitation was in compliance with any applicable non-bankruptcy law and section 1125 of the Bankruptcy Code. Further, if the solicitation process is not complete until after the commencement of the case, we will request that the Bankruptcy Court determine that the Plan solicitation process with Holders of claims and interests meets the requirements of section 1125(g) as having begun before the commencement of a case and been done in a manner complying with non-bankruptcy law.

Rule 2002(b) of the Bankruptcy Rules requires no less than 25 days’ notice by mail of the time for filing objections to confirmation of the Plan and of the time and place of the confirmation hearing, unless the bankruptcy court shortens or lengthens this period. Parties in interest, including all holders of impaired claims and interests, will be provided notice by mail, or by publication if required by the Bankruptcy Court, of the date and time fixed by the Bankruptcy Court for the confirmation hearing. Section 1128(b) of the Bankruptcy Code provides that any party in interest may object to confirmation of the Plan. The Bankruptcy Court will also establish procedures for the filing and service of objections to confirmation of the Plan. Such procedures will be described to parties in interest in the notice informing them of the time for filing objections to confirmation of the Plan.

Any objections to confirmation of the Plan must be filed with the Bankruptcy Court in accordance with applicable Bankruptcy Rules and any procedures established by the Bankruptcy Court.

In order for the Plan to be confirmed, and regardless of whether all impaired classes of claims and interests vote to accept the Plan, the Bankruptcy Code requires that the Bankruptcy Court determine that the Plan complies with the requirements of section 1129 of the Bankruptcy Code. Section 1129 of the Bankruptcy Code requires for confirmation, among other things, that:

•	except to the extent the Plan meets the “nonconsensual confirmation” standards discussed below under “Confirmation of the Plan Without Acceptance by all Classes of Impaired Claims and Interests,” the Plan be accepted by each impaired class of claims and interests by the requisite votes of holders of claims or interests in such impaired classes;

•	the Plan is feasible (that is, there is a reasonable probability that we will be able to perform our obligations under the Plan and continue to operate our business without the need for further financial reorganization) (see “— Feasibility of the Plan”); and

•	the Plan meets the requirements of section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired class, each holder of a claim or interest in such class either (a) accepts the Plan or (b) receives at least as much pursuant to the Plan as such holder would receive in our liquidation under chapter 7 of the Bankruptcy Code (see “— The Best Interests Test”).

In addition, section 1129 of the Bankruptcy Code requires that we demonstrate that:

•	the Plan is proposed in good faith;

•	the Plan complies with the Bankruptcy Code;

•	payments for services or costs and expenses in or in connection with the case, or in connection with the Plan, have been approved by or are subject to the approval of the Bankruptcy Court;

•	the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of creditors and interest holders;

•	the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•	all statutory fees related to bankruptcy have been or will be paid; and

•	the Plan provides for the continued maintenance of retiree benefits, if any, at a certain level.

Feasibility of the Plan

The Bankruptcy Code requires that, in order to confirm the Plan, the Bankruptcy Court must find that confirmation of the Plan will likely not be followed by liquidation or the need for further financial reorganization. For the Plan to meet the “feasibility test,” the Bankruptcy Court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations under the Plan.

We believe, based on our analysis, that the Plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the Effective Date of the Plan, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the Plan. The Bankruptcy Court may not agree with our determination.

We believe that, in the event we were to pursue the Plan, our existing revolving credit facility would be inadequate for the implementation of the Plan. Accordingly, we are in preliminary discussions with our existing lender, commercial banks and other institutional lenders regarding the possible refinancing of our existing revolving credit facility. We intend for the refinancing to include (i) debtor in possession financing while we are in bankruptcy, and (ii) a multi-year revolving credit facility upon our exit from bankruptcy. We expect to complete the debtor in possession financing contemporaneously with the filing of the Plan and the multi-year revolving credit facility upon our exit from bankruptcy.

The Best Interests Test

Even if the Plan is accepted by each required impaired class of claims and interests, section 1129(a)(7) of the Bankruptcy Code requires that in order to confirm the Plan, the Bankruptcy Court must determine that either:

•	each member of an impaired class of claims or interests has accepted the Plan; or

•	the Plan will provide each nonaccepting member of an impaired class of claims or interests a recovery that has a value at least equal to the value of the distribution that such member would receive if we were liquidated under chapter 7 of the Bankruptcy Code.

If all members of an impaired class of claims or interests accept the Plan, the best interests test does not apply with respect to that class.

The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in a chapter 7 liquidation case. The total amount available would be the sum of the proceeds from the disposition of our assets and the cash held by us at the time of the commencement of the chapter 7 case. The next step is to reduce that total by the amount of any claims secured by such assets, the costs and expenses of the liquidation, and such additional administrative expenses and priority claims that may result from the termination of our business and the use of chapter 7 for the purposes of liquidation. Finally, the present value of that amount (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and stockholders in the strict order of priority in accordance with section 726 of the Bankruptcy Code which requires that no junior creditor receive any distribution until all senior creditors are paid in full. That present value can be compared to the value of the property that is proposed to be distributed under the Plan on the date the Plan becomes effective.

After consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in a chapter 11 case, including:

•	the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee;

•	the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would prevail; and

•	substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a Chapter 11 Case,

and as illustrated in the following liquidation analysis, prepared with the assistance of our advisors, we have determined that confirmation of the Plan will provide each creditor and equity holder with a recovery that is not less than it would receive pursuant to our liquidation under chapter 7 of the Bankruptcy Code. Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and interests in a chapter 7 case would be less than the value of distributions under the Plan because such distributions in chapter 7 may not occur for a substantial period of time. In this regard, it is possible that distribution of the proceeds of the liquidation could be delayed for a substantial time after the completion of such liquidation to resolve all objections to claims and prepare for distributions.

Liquidation Analysis

We have prepared this liquidation analysis with the assistance of our financial advisors. The liquidation analysis estimates the values that may be obtained by claim and equity interest holders upon disposition of assets, pursuant to a liquidation in a bankruptcy case under chapter 7 of the Bankruptcy Code, as an alternative to continued operations of the business under the plan of reorganization. The liquidation analysis is based upon the assumptions discussed below. The liquidation analysis assumes we file for bankruptcy protection without a prepackaged plan. Because of the numerous risks, uncertainties and contingencies beyond our control, there can be no assurances whatsoever that the following recoveries could be realized. Moreover, because this liquidation analysis was prepared for purposes of the Plan and reflects our estimates of potential recoveries that could be realized in a liquidation, the amounts disclosed are not likely to be meaningful for us as a going concern or indicative of actual returns that may eventually be realized by our equity security holders in a non-liquidation context.

	Net Book Value as of December 31, 2006
		Adjustments to				Estimated
		Exclude		Estimated Recovery %		Recovery $
	Consolidated	Non-Debtors(1)	Debtors	Lower	Higher	Lower	Higher	Notes
	(in millions)					(in millions)
Assets
Current assets:
Cash and cash equivalents	$25.9	$(2.9)	$23.0	97%	97%	$22.3	$22.3	2
Trade accounts receivables, net	41.3	(5.9)	35.4	50%	75%	17.7	26.6	3
Other current assets	9.9	(0.4)	9.5	0%	0%	—	—	4

Total current assets	77.1	(9.2)	67.9			40.0	48.9

	Net Book Value as of December 31, 2006
		Adjustments to				Estimated
		Exclude		Estimated Recovery %		Recovery $
	Consolidated	Non-Debtors(1)	Debtors	Lower	Higher	Lower	Higher	Notes
	(in millions)					(in millions)
Property and equipment, net:
Vehicles	2.4	—	2.4	67%	94%	1.6	2.3	5
Land, building and leasehold improvements	13.9	(2.7)	11.2	37%	53%	4.1	5.9	6
Computer and office equipment	17.6	(3.8)	13.8	10%	20%	1.4	2.8	7
Diagnostic and related equipment	112.7	(9.9)	102.8	36%	61%	37.0	62.7	8
Equipment and vehicles under capital leases	15.4	(2.9)	12.5	48%	81%	6.0	10.1	9

Property and equipment, net	162.0	(19.3)	142.7			50.1	83.8
Investments in unconsolidated partnerships	3.4	—	3.4	69%	95%	2.3	3.2	10
Investments in consolidated partnerships	—	21.9	21.9	17%	28%	3.7	6.1	11
Other assets	16.3	—	16.3	0%	0%	—	—	12
Goodwill and other intangible assets, net	95.7	(7.1)	88.6	0%	0%	—	—	13

Total assets	$354.5	$(13.7)	$340.8	28%	42%	$96.2	$142.0

Chapter 7 administrative claims:
Wind-down costs						$3.5	$3.5	14
Trustee fees						2.8	4.3	15
Administrative expenses						6.0	4.0	15

Total chapter 7 administrative claims						12.3	11.8

Total net proceeds available for distribution						$83.9	$130.2

Secured claims						$300.0	$300.0
% Recovery						28.0%	43.4%

Total net proceeds available for unsecured claims						$—	$—

% Recovery						0%	0%

Significant Assumptions, Key Limitations and Notes to Liquidation Analysis

The liquidation analysis was prepared by management with the assistance of Lazard Frères & Co. LLC and reflects the Company’s estimate of the proceeds that could be realized if the Company was to be liquidated in accordance with chapter 7 of the Bankruptcy Code. Underlying the liquidation analysis are a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies beyond the control of the Company and its management, and upon assumptions with respect to the liquidation decisions which could be subject to change. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE COMPANY WERE, IN FACT, TO ATTEMPT TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

The liquidation analysis assumes Holdings and its wholly-owned U.S. subsidiaries, which guarantee the senior subordinated notes, file for chapter 11 bankruptcy protection.

The legal entities that are assumed to file are:

•	InSight Health Services Holdings Corp.
•	InSight Health Services Corp.
•	Comprehensive Medical Imaging Centers, Inc.
•	Comprehensive Medical Imaging, Inc.
•	Comprehensive Medical Imaging — Bakersfield, Inc.
•	Comprehensive Medical Imaging — Biltmore, Inc.
•	Comprehensive Medical Imaging — Fairfax, Inc.
•	Comprehensive Medical Imaging — Fremont, Inc.
•	Comprehensive Medical Imaging — San Francisco, Inc.
•	Comprehensive OPEN MRI — Garland, Inc.
•	Comprehensive OPEN MRI — Carmichael/Folsom, LLC
•	Comprehensive OPEN MRI — East Mesa, Inc.
•	Diagnostic Solutions Corp.
•	IMI of Arlington, Inc.
•	IMI of Kansas City, Inc.
•	InSight Health Corp.
•	InSight Imaging Services Corp.
•	Jefferson MRI
•	Jefferson MRI — Bala
•	Los Gatos Imaging Center
•	Maxum Health Corp.
•	Maxum Health Services Corp.
•	Maxum Health Services of Dallas, Inc.
•	Maxum Health Services of North Texas, Inc.
•	Mesa MRI
•	Mountain View MRI
•	MRI Associates, L.P.
•	NDDC, Inc.
•	Open MRI, Inc.
•	Orange County Regional PET Center — Irvine, LLC
•	Parkway Imaging Center, LLC
•	Phoenix Regional PET Center — Thunderbird, LLC
•	Radiosurgery Centers, Inc.
•	San Fernando Valley Regional PET Center, LLC
•	Signal Medical Services, Inc.
•	Syncor Diagnostics Bakersfield, LLC
•	Syncor Diagnostics Sacramento, LLC
•	TME Arizona, Inc.
•	Valencia MRI, LLC
•	Wilkes-Barre Imaging, LLC
•	Woodbridge MRI

The analysis assumes that a chapter 7 case is initiated and a chapter 7 trustee is appointed. The chapter 7 trustee would be responsible for liquidating the Company’s assets over a usual and customary timeframe. Proceeds resulting from the liquidation would be reduced by the expenses of the liquidation before any allowed secured claimant would receive proceeds from the sale of collateral securing that claim. Detailed below are the significant assumptions reflected in the liquidation analysis.

Significant Assumptions

1)	In a chapter 7 liquidation scenario, a significant portion of the value to be realized from the Company’s assets is through the sale of its diagnostic imaging equipment. The liquidation analysis assumes that the fixed-site centers are closed upon conversion to chapter 7 and a trustee is appointed to liquidate the Company’s diagnostic imaging equipment. It is assumed that the Company’s assets will be liquidated over a period of six months.

2)	All liquidation proceeds are stated in actual dollar terms and have not been discounted to reflect present values.

3)	Management worked with Lazard Frères & Co. LLC to estimate fair market value of the Company’s fixed assets and partnership interests. “Fair market value” refers to the Company’s estimate of the value at which an asset or partnership interest could be sold via a competitive process under normal business conditions. These estimates reflect certain contractual terms that could prevent the Company from realizing fair market value through chapter 7 sales, and actual values realized in prospective partnership sales could vary materially from fair market value.

Key Limitations

1)	If the implementation of the liquidation process is delayed, significant operating losses and/or changes in assets and liabilities may be incurred during the interim period until the liquidation is completed, and the net liquidation value could be significantly below that estimated herein.

2)	Upon liquidation, actual liabilities may vary significantly from those reflected on the Company’s consolidated balance sheet and in this liquidation analysis because claims presently unknown to the Company may be asserted. It is not possible to predict with any certainty the potential increase in liabilities resulting from contingent and/or unliquidated claims. Actual amounts may vary materially from these estimates.

3)	Liquidation values are predicated upon the December 31, 2006 unaudited consolidated financial statements provided by the Company. The liquidation analysis does not take into account operating results subsequent to December 31, 2006, or changes in assets and liabilities after that date.

4)	This liquidation analysis assumes no new litigation and only assumes amounts already accrued on the consolidated balance sheet to cover known litigation exposures.

Notes

The following notes describe the significant assumptions included in the liquidation analysis. The numbers described in the text of the notes may not be exact due to rounding.

Note 1 — Adjustments to Exclude Non-Debtors

Adjustments represent the removal of the net book value of all assets owned by the consolidated partnerships. The analysis assumes that the Company sells or dissolves its interests in all majority-owned partnerships (discussed further in Note 11) and as a result the assets at these partnerships are not immediately available to be liquidated upon conversion to chapter 7. The positive adjustment to Investments in Consolidated Partnerships is described in Note 11.

Note 2 — Cash and Cash Equivalents

Debtor cash and equivalents includes $0.6 million of cash used as collateral for the Company’s outstanding letters of credit. Both the low and high recovery cases assume that this $0.6 million is not available for distribution to creditors.

Note 3 — Accounts Receivables, Net

Accounts receivables consist of net trade accounts receivable. The estimated recovery range of 50% to 75% is based on estimates by management and the Company’s professional advisors.

Note 4 — Other Current Assets

Other current assets consist of prepaid insurance, medical supplies, facility security deposits, prepaid expenses, and other miscellaneous assets. Recoveries on these assets are assumed to be zero in both the low and high recovery scenarios.

Note 5 — Vehicles

Recovery percentages are calculated using management estimates of fair market values for the vehicles in the Company’s fleet. The low recovery case assumes that vehicles are sold for approximately 50% of their fair market value, while the high recovery case assumes vehicles are sold for 70% of their fair market values. This results in total recoveries of 67% and 94% of net book value in the low and high cases, respectively.

Note 6 — Land, Building and Leasehold Improvements

The Company owned land and buildings in Fort Worth, Texas and Chattanooga, Tennessee representing the Company’s entire real estate portfolio, were evaluated by a third-party real estate appraisal agency in an analysis dated February 23, 2007. This appraisal formed the basis for the low and high recovery assumptions for these two properties. Other assets in this category include leasehold improvements, which are assumed to yield 10% and 20% of book value in the low and high recovery cases, respectively.

Note 7 — Computer and Office Equipment

A recovery range of 10% to 20% of net book value is assumed for the Company’s computer and office equipment.

Note 8 — Diagnostic and Related Equipment

Recoveries for the Company’s diagnostic imaging equipment are based on management estimates of fair market values of the Company’s imaging equipment. The low recovery case assumes that the entirety of the Company’s diagnostic imaging equipment is sold for 50% of its fair market value, while the high recovery case assumes recovery of 85% of fair market value. These assumptions result in total recoveries of 36% and 61% of net book value in the low and high cases, respectively.

Note 9 — Equipment and Vehicles Under Capital Lease

This asset class primarily consists of diagnostic imaging equipment leased by the Company, and includes assets that are currently under lease and assets for which the leases have expired. It is assumed that those assets that are still under lease are delivered back to the lessor and are unavailable for sale in a chapter 7 process. Those assets that are no longer under lease (i.e., for which the lease period has expired) are owned by the Company. It is assumed that those assets can be liquidated to satisfy creditor claims, and can be sold for 50% and 85% of their fair market values in the low and high recovery cases, respectively. This is consistent with the assumptions made in Note 8 for comparable imaging equipment. These assumptions result in total recoveries of 48% and 81% of the net book value of these assets, respectively.

Note 10 — Investments in Unconsolidated Partnerships

Investments in unconsolidated partnerships consist of the Company’s minority ownership interests in partnerships. The analysis assumes that liquidation yields a range of 50% to 70% of the fair market value of ownership interests in certain partnerships. For another partnership, the analysis assumes that the Company must liquidate its Pro Rata share of the partnership’s assets due to dissolution of the partnership. Recovery assumptions for the assets at that partnership are uniform with the asset recovery assumptions described in the notes above. This translates into recoveries of 69% and 95% of the book value of these minority interests in the low and high cases, respectively.

Note 11 — Investments in Consolidated Partnerships

Investments in consolidated partnerships represent the fair market value of the Company’s majority ownership interests in partnerships. Generally, the fair market value for these investments was estimated using market multiples of Adjusted EBITDA. It is assumed that certain partnerships are dissolved and the Company recovers its Pro Rata share of the proceeds from the center liquidations (using the same liquidation assumptions described in Note 10). For certain other partnerships, certain contractual restrictions prevent the Company from dissolving or liquidating its interest in the partnerships. Hence, the recoveries for interests in these partnerships are assumed to be zero.

Note 12 — Other Assets

Other assets consist primarily of deferred financing costs. These assets are assumed to have no liquidation value.

Note 13 — Goodwill and Other Intangible Assets, net

Goodwill and other intangible assets include the InSight trademark, managed care contracts, wholesale contracts, and goodwill from the acquisitions we have made. These assets are assumed to have no liquidation value.

Note 14 — Wind-down Costs

Wind-down costs reflect the payment of corporate payroll and operating costs during liquidation based on the assumption that select corporate functions would be required to oversee the liquidation process during a six month wind-down of operations. Wind-down expenses are assumed to be 25% of average monthly corporate overhead for the first three months of liquidation and 10% of average monthly corporate overhead for the final three months of liquidation. A 15% retention bonus is assumed to be paid to key employees who remain to oversee the liquidation at the corporate level.

Note 15 — Trustee Fees and Administrative Expenses

Chapter 7 trustee fees and administrative fees include those fees associated with the appointment of a chapter 7 trustee and associated legal and accounting fees incurred during the liquidation process in accordance with section 326 of the Bankruptcy Code. Chapter 7 trustee fees are estimated at 3% of gross proceeds and administrative fees are assumed at $4 million and $6 million in the high and low recovery cases, respectively.

THESE ESTIMATED LIQUIDATED VALUES ARE NECESSARILY SPECULATIVE AND COULD VARY DRAMATICALLY FROM THE AMOUNTS THAT MAY ACTUALLY BE RECOVERED IN AN ACTUAL LIQUIDATION UNDER CHAPTER 7 OF THE BANKRUPTCY CODE.

Our belief that confirmation of the Plan will provide each Holder of a Claim or Interest in an impaired class with a recovery greater than the recovery that such holder would receive pursuant to a liquidation under chapter 7 of the Bankruptcy Code is based on a comparison of the liquidation values set forth in the liquidation analysis above with our estimate of the value of the distributions to the Holders of Claims pursuant to the Plan discussed in this prospectus and solicitation statement.

In preparing this liquidation analysis, our advisors assisted us in estimating certain claims and reviewed liquidation values of our assets using data and assumptions supplied by us. Our advisors did not prepare a valuation report or opinion regarding our company or any of our assets.

Confirmation of the Plan Without Acceptance by all Classes of Impaired Claims and Interests

The Bankruptcy Code contains provisions for confirmation of a plan even if the plan is not accepted by all impaired classes, as long as at least one impaired class of claims has accepted the plan. These “cram down” provisions are set forth in section 1129(b) of the Bankruptcy Code. Under the “cram down” provisions, upon the request of a plan proponent, the Bankruptcy Court will confirm a plan despite the lack of acceptance by an impaired class or classes if the Bankruptcy Court finds that:

•	the plan does not discriminate unfairly with respect to each non-accepting impaired class; and

•	the plan is fair and equitable with respect to each non-accepting impaired class.

These standards ensure that holders of junior interests, such as stockholders, cannot retain any interest in the debtor under a plan that has been rejected by a senior class of impaired claims or interests unless such impaired claims or interests are paid in full.

As used by the Bankruptcy Code, the phrases “discriminate unfairly” and “fair and equitable” have narrow and specific meanings unique to bankruptcy law. A plan does not “discriminate unfairly” if claims or interests in different classes but with similar priorities and characteristics receive or retain property of similar value under a plan. By establishing separate classes for the holders of each type of claim or interest and by treating each holder of a claim or interest in each class identically, the Plan has been structured so as to meet the “unfair discrimination” test of section 1129(b) of the Bankruptcy Code.

The Bankruptcy Code sets forth different standards for establishing that a plan is “fair and equitable” with respect to a dissenting class, depending on whether the class is comprised of secured or unsecured claims or equity interests. In general, section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an impaired class if that class and all junior classes are treated in accordance with the “absolute priority” rule, which requires that the dissenting class be paid in full before a junior class may receive any distributions under the plan. In addition, case law interpreting section 1129(b) requires that no class senior to a non-accepting impaired class receives more than payment in full on its claims.

To be “fair and equitable,” in accordance with section 1129(b)(2)(B), with respect to a class of impaired unsecured claims that does not accept the prepackaged plan, we must demonstrate to the bankruptcy court that either:

•	each holder of an unsecured claim in the dissenting class receives or retains under such Plan property of a value equal to the allowed amount of its unsecured claim; or

•	the holders of claims or holders of interests that are junior to the claims of the holders of such unsecured claims will not receive or retain any property under the Plan.

To be “fair and equitable,” in accordance with section 1129(b)(2)(C), with respect to a class of interests that does not accept the Plan, we must demonstrate that either:

•	the Plan provides that each holder of an interest of such class receive or retain on account of such interest property of a value, as of the Effective Date of the Plan, equal to the greatest of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or

•	the holders of any interest that is junior to the interests of such class will not receive or retain under the Plan on account of such junior interest any property.

Additionally, we must demonstrate that the holders of claims or interests that are senior to the claims or interests of the dissenting class of unsecured claims or interests receive no more than payment in full on their claims or interests under the Plan.

Neither we nor any of our advisors have undertaken to value our assets or our business. We also have not engaged any person to conduct a valuation of our assets or business in connection with the Plan.

We believe that the Plan satisfies the “cram down” requirements of the Bankruptcy Code. If all classes of impaired claims and interests, other than the interests held by our common stockholders (Class 8) and option holders (Class 9), accept the Plan, we may pursue confirmation of the Plan under the “cram down” provisions of the Bankruptcy Code. However, the Bankruptcy Court may determine that the Plan does not meet the requirements of section 1129(b) of the Bankruptcy Code and we may be required to amend the Plan.

Means for Implementing the Prepackaged Plan

Management

Our initial directors and officers following confirmation of the Plan shall consist of seven members five of which will be designated by the Ad Hoc Committee of our senior subordinated noteholders, all of whom shall be reasonably acceptable to our board of directors as of the filing of our Chapter 11 Cases and shall comply with the director independence requirements that are imposed on public companies and one of which will be designated by our existing common stockholders. We expect that our Chief Executive Officer will also be a member of our reconstituted board of directors. Reorganized Holdings’ Chief Executive Officer will serve as the sole director of each Reorganized Debtor other than Reorganized Holdings and Reorganized InSight. Those of our directors and officers, if any, who continue to serve after the Effective Date shall not be liable to any Person for any claim that arose prior to the Effective Date in connection with such directors’ or officers’ service to us, in their capacity as director or officer. On or before the deadline for filing the Plan Supplement, we shall file with the Bankruptcy Court (i) a schedule setting forth the names of the persons to be appointed to our board of directors and (ii) a schedule disclosing such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as an officer or director; (2) the identity of any other insider who will be employed or retained by us; and (3) the compensation for each such individual. Our initial board of directors shall serve until the first annual meeting of the holders of the new common stock. Thereafter, our board of directors will be elected in accordance with the Restated Corporate Documents and applicable non-bankruptcy law. The boards of directors of the Reorganized Debtors shall have the responsibility for the management, control, and operation of the Reorganized Debtors on and after the Effective Date.

Restated Corporate Documents

Our certificate of incorporation and bylaws shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, (x) a provision prohibiting the issuance of non-voting equity securities, and if applicable (y) a provision as to the classes of securities issued pursuant to the Plan or thereafter possessing voting power, for an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. On the Effective Date or as soon thereafter as is practicable, we shall file with the Secretary of the State of Delaware in accordance with sections 103 and 303 of the Delaware General Corporation Law, the applicable amended certificate of incorporation.

Cancellation of the Equity Securities, Senior Subordinated Notes and the Indenture Governing the Senior Subordinated Notes

On the Effective Date, except as otherwise provided for herein, (i) the senior subordinated notes, the equity securities, and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the senior subordinated notes and equity securities, shall be canceled, and (ii) the obligations of the Debtors under any agreements, indentures or certificates of designation governing the senior subordinated notes, the equity securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors, shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the holder of a senior subordinated note claim and that is administered by an indenture trustee, an agent, or a servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such claims under the Plan and (b) permitting such indenture trustee, agent, or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement; provided, further, that the provisions of clause (ii) of this paragraph shall not affect the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to us. We shall not have any obligations to any indenture trustee, agent or servicer (or to any Disbursing Agent replacing such indenture trustee, agent or servicer) for any fees, costs or expenses related to the senior subordinated notes; provided, however, that nothing herein shall preclude such indenture trustee, agent or servicer (or any Disbursing Agent replacing such indenture trustee, agent or servicer) from being paid or reimbursed for pre-petition and post-petition fees, costs and expenses from the distributions until payment in full of such fees, costs or expenses related to the senior subordinated notes that are governed by the respective indenture or other agreement in accordance with the provisions set forth therein.

Any actions taken by an indenture trustee, an agent, or a servicer that are not for the purposes authorized above shall not be binding upon the Debtors. Notwithstanding the foregoing, the Debtors may terminate any indenture or other governing agreement related to the senior subordinated notes and the authority of any indenture trustee, agent, or servicer to act thereunder at any time, with or without cause, by giving five (5) days written notice of termination to the indenture trustee, agent, or servicer. If distributions under the Plan have not been completed at the time of termination of the indenture or other governing agreement, the Debtors shall designate a Disbursing Agent to act in place of the indenture trustee, agent, or servicer, and the above shall be deemed to apply to the new distribution agent.

For the avoidance of doubt, none of the foregoing shall be applicable to the indenture governing the floating rate notes and the indenture trustee appointed pursuant to such indenture. The floating rate notes and the indenture trustee appointed pursuant to the indenture governing the floating rate notes shall continue to be governed by the indenture governing the floating rate notes, which indenture shall be assumed and reinstated.

Issuance of New Shares of Our Common Stock

On or before the Distribution Date, we shall issue for distribution in accordance with the provisions of the Plan the new common stock. All securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed.

Distributions

All distributions required under the Plan to holders of allowed claims shall be made by us or a Disbursing Agent pursuant to a disbursing agreement. The Disbursing Agent may designate, employ or contract with other entities to assist in or perform the distributions. The Disbursing Agent and such other entities will serve without bond.

The Distribution Date will mean the date, occurring on or as soon as practicable after the later of:

•	the Effective Date; and

•	the date when a claim becomes an allowed claim or an interest becomes an allowed interest.

Only Holders of record of senior subordinated note claims and Old Common Stock interests as of the distribution record date shall be entitled to receive the distributions provided for in the Plan. As of the close of business on the distribution notification date, the transfer ledgers and claims registers in respect of the senior subordinated notes and the Old Common Stock will be closed, for purposes of making the distributions required in accordance with the provisions of the Plan. We, the indenture trustee under the indenture governing the senior subordinated notes and the Disbursing Agent will have no obligation to recognize any transfer of senior subordinated notes or Old Common Stock occurring after the distribution notification date for purposes of such distributions. We, the indenture trustee under the indenture governing the senior subordinated notes and the Disbursing Agent will recognize and, for purposes of making such distributions under the Plan, deal only with those holders of record reflected on the transfer ledgers maintained by the registrar for the senior subordinated notes and the Old Common Stock as of the close of business on the distribution notification date, provided that nothing contained in the Plan will be deemed to prohibit or otherwise restrict the right of any such holder to transfer such securities at any time.

Distributions to Holders of Allowed Claims and Allowed Interests shall be made by the Disbursing Agent or the senior subordinated note indenture trustee, as the case may be, (a) at the addresses set forth on the proofs of claim or interest filed by such holders (or at the last known addresses of such holders if no proof of claim or interest is filed or if we have been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of claim or interest, (c) at the addresses reflected in the Schedules if no proof of claim or interest has been filed and the Disbursing Agent has not received a written notice of a change of address, or (d) in the case of the holder of a claim that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (e) at the addresses set forth in a properly completed letter of transmittal and consent accompanying securities properly remitted to us. If any Holder’s distribution is returned as undeliverable, no further distributions to such Holder shall be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such holder’s then current address, at which time all missed distributions shall be made to such Holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer, shall be returned to us until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second (2nd) anniversary of the Effective Date, after which date all unclaimed property shall revert to the us free of any restrictions thereon and the claim of any Holder or successor to such Holder with respect to such property shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.

Executory Contracts and Unexpired Leases

Assumption, Rejection and Passed Through Rights

Under section 365 of the Bankruptcy Code, we have the right, subject to the bankruptcy court approval, to assume or reject any executory contracts or unexpired leases. Any executory contracts or any unexpired leases we reject will be treated as if they had been breached immediately preceding the date we file our bankruptcy petition, and the other party to the agreement may assert a general unsecured claim for damages as a result of the rejection. In the case of rejections of real property leases and employment agreements, damages are subject to limitations imposed by sections 365 and 502 of the Bankruptcy Code.

The Plan provides that on the Effective Date, and to the extent permitted by applicable law, all of our executory contracts and unexpired leases will be assumed by us, unless such executory contract or unexpired lease or relationship:

•	was previously assumed or rejected by us;

•	previously expired or terminated pursuant to its own terms;

•	is the subject of a motion to reject filed on or before the Confirmation Date; or

•	is otherwise expressly provided for in the Plan or any contract, instrument or agreement entered into in contemplation of such Plan.

Any rights or arrangements necessary or useful to the operation of our business but not otherwise addressed as a claim or equity interest, including non-exclusive or exclusive patent, trademark, copyright, maskwork or other intellectual property licenses and other executory contracts not assumable under section 365(c) of the Bankruptcy Code, shall, in the absence of any other treatment, be passed through the bankruptcy proceedings for our and our counterparty’s benefit, unaltered and unaffected by the bankruptcy filing or our Chapter 11 Cases.

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease, and (b) all executory contracts or unexpired leases and other rights appurtenant to the property, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other equity interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court or is the subject of a motion to reject filed on or before the Confirmation Date.

Cure Costs and Bar Dates

In order to assume an executory contract or unexpired lease, we must, if there has been a default in such executory contract or unexpired lease, other than a default caused solely by the filing of our Chapter 11 Cases, at the time of assumption:

•	cure, or provide adequate assurance that we will cure, such default;

•	compensate, or provide adequate assurance that we will promptly compensate, the counterparty to such contract or lease, for any actual pecuniary loss to such party resulting from such default; and

•	provide adequate assurance of future performance under such contract or lease.

Except to the extent different treatment is agreed to among the parties, any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under section 365(b)(1) of the Bankruptcy Code, at our option, by the payment of Cash or distribution of other property as necessary to cure any defaults. If there is a dispute regarding (i) the nature or amount of any cure, (ii) our ability or the ability of our assignees to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, cure will occur following the entry of a Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

If the rejection by us of an executory contract or unexpired lease gives rise to a claim, a proof of claim must be served upon us and our counsel within 30 days after the later of:

•	notice of entry of the confirmation order; or

•	other notice that the executory contract or unexpired lease has been rejected.

Any claim not served within such time period will be forever barred. Each such claim will constitute a Class 6 claim, to the extent such claim is allowed by the Bankruptcy Court.

Releases

The Plan also provides, to the maximum extent permitted by law, for certain releases.

Releases by Us

As of the Effective Date, the Debtors, the Reorganized Debtors and any successors shall be deemed, to the maximum extent permitted by applicable law, to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors or the Reorganized Debtors, the Chapter 11 Cases or the Plan (other than the rights of the Debtors and Reorganized Debtors and any successors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such plan) and whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date and in any way relating to the Debtors, Reorganized Debtors or any successors or their property, the Chapter 11 Cases, the Plan, or the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee), any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee) and that may be asserted by or on behalf of the Debtors, the Reorganized Debtors, the holders of the senior subordinated notes (including the Ad Hoc Committee and its present and former members), the senior subordinated note Indenture Trustee, any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee) and any successors or their property and against each of their directors, officers, employees, agents, financial advisors, representatives, affiliates, attorneys and professionals as of the Effective Date; provided, however, that such releases shall not operate as a waiver or release of any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, or employee agent, financial advisor, representative, affiliate, attorney or professional, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, employee, agent, financial advisor, representative, affiliate or professional.

Releases by Holders of Claims and Equity Interests

As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each holder of a claim (including a senior subordinated note claim) or interest that votes in favor of the Plan (or is deemed to accept the Plan), and to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each holder of a claim or interest that does not vote to accept the Plan, shall be deemed to unconditionally, forever release, waive and discharge all claims, interests, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the recapitalization and restructuring efforts undertaken by the Debtors, the Chapter 11 Cases, the Plan or the senior subordinated notes (other than the rights to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such Plan) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors and any successors, the Chapter 11 Cases, the Plan or the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee), any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee), against (i) the Debtors, the Reorganized Debtors and any successors, (ii) the Debtors’ present and former directors, officers, employees, agents, financial advisors, attorneys and professionals, (iii) the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee) and advisors, and (iv) any official committee appointed in the chapter 11 cases and its present and former members (solely in their capacity as present or former members of such committee) and advisors; provided, however, that the foregoing shall not waive or release any causes of action arising out of (x) any express contractual obligations owing by any such director, officer, employee, agent, financial advisor, attorney or professional of the Debtors, the Reorganized Debtors and any successors, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, employee, agent, financial advisor or representative of the Debtors.

Exculpations

Neither the Reorganized Debtors nor the Ad Hoc Committee, or any of their respective present or former members, equity holders, partners, officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any holder of a claim or an interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, negotiation of the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

Notwithstanding any other provision of the Plan, no holder of a claim or interest, no other party in interest, none of their respective agents, employees, present or former members, equity holders, partners, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Debtors, the Estates, the Ad Hoc Committee, any official committee appointed in the Chapter 11 Cases, or any of their respective present or former members, officers, directors, employees, equity holders, partners, advisors, attorneys, or agents, for any act or omission in connection with, relating to, or arising out of, the Exchange Offer, the Chapter 11 Cases, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct.

The foregoing exculpation and limitation on liability shall not, however, limit, abridge, or otherwise affect the rights, if any, of the Reorganized Debtors to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to the Plan.

Injunctions

Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold or may hold claims against, or interests in, the Debtors will be permanently enjoined, on and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such claim or interest, (ii) the enforcement, attachment, collection, or recovery by any manner or means of judgment, award, decree or order against the Debtors on account of any such claim or interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or against the property or interests in property of the Debtors on account of any such claim or interest, and (iv) asserting any right of setoff or subrogation of any kind against any obligation due from the Debtors or against the property or interests in property of the Debtors on account of any such claim or interest. The foregoing injunction will extend to successors of the Debtors (including, without limitation, the Reorganized Debtors) and their respective properties and interests in property.

Any person injured by any willful violation of such injunction may recover actual damages, including costs and attorneys’ fees and, in appropriate circumstances, may recover punitive damages from the willful violator.

By accepting distributions or other benefits pursuant to the Plan, each holder of an allowed claim or interest receiving distributions pursuant to the Plan shall be deemed to have specifically consented to the injunctions set forth in the Plan.

Conditions Precedent to Confirmation and Consummation of the Prepackaged Plan

Conditions to Confirmation

The confirmation of the Plan is subject to the condition that the proposed confirmation order shall be in form and substance reasonably acceptable to the Debtors.

Conditions to Effective Date

The following are conditions precedent to the occurrence of the Effective Date of the prepackaged plan, each of which must be satisfied or waived in accordance with “Waiver of Conditions” below:

The following are conditions precedent to the occurrence of the Effective Date, each of which must be (i) satisfied or (ii) waived as set forth below:

•	The Confirmation Order and the Exit Lenders, in form and substance reasonably acceptable to the Debtors, confirming the Plan, as the same may have been modified, must have become a Final Order and must, among other things, provide that:

(a) the Debtors and Reorganized Debtors are authorized and directed to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Restructuring;

(b) the provisions of the Confirmation Order are nonseverable and mutually dependent;

(c) the transfers of property by the Debtors (a) to the Reorganized Debtors (i) are or will be legal, valid, and effective transfers of property, (ii) vest or will vest the Reorganized Debtors with good title to such property free and clear of all Liens, charges, Claims, encumbrances, or Interests, except as expressly provided in the Plan or Confirmation Order, (iii) do not and will not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, and (iv) do not and will not subject the Reorganized Debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability, and (b) to holders of claims under the Plan are for good consideration and value and are in the ordinary course of the Debtors’ businesses;

(d) except as expressly provided in the Plan, the Debtors are discharged effective upon the Confirmation Date from any “debt” (as that term is defined in section 101(12) of the Bankruptcy Code), and the Debtors’ liability in respect thereof is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or obligation of the Debtors incurred before the Confirmation Date, or from any conduct of the Debtors prior to the Confirmation Date, or that otherwise arose before the Confirmation Date, including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

(e) the Plan does not provide for the liquidation of all or substantially all of the property of the Debtors and its confirmation is not likely to be followed by the liquidation of the Reorganized Debtors or the need for further financial reorganization;

(f) the New Common Stock, issued under the Plan in exchange for the senior subordinated note claims against the Debtors are exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, except to the extent that holders of the New Common Stock are “underwriters,” as that term is defined in section 1145 of the Bankruptcy Code. The issuance of the New Common Stock pursuant to the Exchange Offer was in compliance with the registration requirements of the Securities Act of 1933, as amended;

(g) no beneficial owner of a senior subordinated note claim shall receive a distribution of New Common Stock for 35% or more of the shares of the New Common Stock that will be outstanding on the Effective Date; and

(h) all executory contracts or unexpired leases assumed or assumed and assigned by the Debtors during the chapter 11 cases or hereunder shall remain in full force and effect for the benefit of the Debtors or their assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease.

•	The Reorganized Debtors shall have credit availability under the New Revolving Loan Facility, in amount, form and substance acceptable to the Debtors or Reorganized Debtors, as the case may be, to provide the Reorganized Debtors and their subsidiaries with their working capital needs.

•	The following agreements, in form reasonably satisfactory to the Debtors or Reorganized Debtors, shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied:

(a) Restated Corporate Documents.

(b) Registration Rights Agreement.

(c) New Revolving Loan Facility

•	All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of this Plan shall have been obtained.

•	The Prospectus and Solicitation Statement shall remain effective and no “stop order” is in effect.

•	The Debtors shall have executed and delivered all documents necessary to effectuate the issuance of the New Common Stock.

•	Confirmation shall have occurred and the Confirmation Order shall have been entered by the bankruptcy court.

•	The Debtors shall have arranged for credit availability under the New Revolving Loan Facility, in amount, form and substance acceptable to the Debtors or Reorganized Debtors, as the case may be, to provide the Reorganized Debtors and their subsidiaries with their working capital needs.

•	The Confirmation Order shall have become a Final Order.

•	There shall not be in effect on the Effective Date any (i) order entered by a U.S. court or (ii) any order, opinion, ruling or other decision entered by any other court or governmental entity or (iii) United States or other applicable law staying, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by the Plan.

•	No request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall remain pending.

•	None of the Lockup Agreements shall have been terminated.

•	All definitive documentation relating to the Plan and the transactions contemplated thereby shall be consistent in all material respects with the Lockup Agreement and all other documents material to the consummation of the transactions contemplated under the Plan shall be reasonably acceptable to the Debtors and in form and substance.

•	All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

Waivers of Conditions

Each of the conditions set forth under “— Conditions to Effective Date” above may be waived in whole or in part by the Debtors or Reorganized Debtors, without any notice to parties in interest or the Bankruptcy Court (except to the committee of holders of our senior subordinated notes) and without a hearing. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtors or the Reorganized Debtors, regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors or Reorganized Debtors). The failure of the Debtors or the Reorganized Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

Modifications and Amendments; Withdrawal

The Debtors may alter, amend, or modify the Plan or any Exhibits thereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in section 1101(2) of the Bankruptcy Code, the Debtors may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the bankruptcy court to remedy any defect or omission or reconcile any inconsistencies in the Plan, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan so long as such Proceedings do not materially adversely affect the treatment of holders of claims or interests under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the bankruptcy court.

Retention of Jurisdiction

Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the bankruptcy court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

•	Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any claim or interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of claims or interests;

•	Hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date, the payment of the fees and expenses of the retained professionals of the Reorganized Debtors shall be made in the ordinary course of business and shall not be subject to the approval of the bankruptcy court;

•	Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which one or more of the Debtors are parties or with respect to which one or more of the Debtors may be liable, including, if necessary, the nature or amount of any required cure or the liquidation of any claims arising therefrom;

•	Hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Cases;

•	Enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, or the Confirmation Order;

•	Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

•	Consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the bankruptcy court, including, without limitation, the Confirmation Order;

•	Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

•	Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

•	Hear and determine any matters arising in connection with or relating to the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, or the Confirmation Order;

•	Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the chapter 11 cases;

•	Recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

•	Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

•	Hear and determine all disputes involving the existence, nature, or scope of the Debtors’ discharge;

•	Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

•	Enter a final decree closing the chapter 11 cases.

ACCOUNTING TREATMENT OF THE EXCHANGE OFFER

The exchange of shares of our common stock for our senior subordinated notes will be accounted for as a troubled debt restructuring pursuant to Statement of Financial Accounting Standards No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” or SFAS No. 15. Assuming that 100% of the senior subordinated notes are tendered in the exchange offer, in the event we do not file a case under chapter 11, we will exchange 7,780,000 shares of our common stock for our outstanding senior subordinated notes, and the senior subordinated notes will be removed from our consolidated balance sheet. The carrying value of our senior subordinated notes represents the face value of the senior subordinated notes. In accordance with SFAS No. 15, we will record a gain on the exchange of our senior subordinated notes representing the difference between the carrying value of the senior subordinated notes, including accrued interest and debt issuance costs, and the fair value of the shares of our common stock issued on the completion of the exchange offer, net of costs associated with the exchange of the senior subordinated notes.

ACCOUNTING TREATMENT OF THE PREPACKAGED PLAN OF REORGANIZATION

Under the prepackaged plan of reorganization, the exchange of shares of our common stock for our senior subordinated notes will be accounted for under “fresh start” accounting pursuant to Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” assuming all criteria are met.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth certain summary consolidated historical financial information of our company. Historical financial information (exclusive of Adjusted EBITDA) as of and for the fiscal years ended June 30, 2002, 2003, 2004, 2005 and 2006 is derived from our audited consolidated financial statements. Historical financial information (exclusive of Adjusted EBITDA) for the period from July 1, 2001 to October 17, 2001 is derived from the audited consolidated financial statements of InSight. Historical financial information as of and for the six months ended December 31, 2005 and 2006 is derived from our unaudited condensed consolidated interim financial statements. Our unaudited condensed consolidated interim financial statements, in the opinion of our management, include all normal recurring accruals necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The information in the table below is only a summary and should be read together with our audited consolidated financial statements as of June 30, 2005 and 2006 and for the three years ended June 30, 2004, 2005 and 2006 and the related notes, our unaudited condensed consolidated financial statements as of December 31, 2006 and for the three and six months ended December 31, 2005 and 2006 and the related notes, and the section of this prospectus and solicitation statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all as included elsewhere in this prospectus and solicitation statement. The amounts in the table below reflect rounding adjustments (dollars in thousands, except per share data).

	InSight
	(Predecessor)	Holdings
	Period from July 1						Six Months Ended
	to October 17,	Years Ended June 30,					December 31,
	2001(1)	2002(1)	2003	2004	2005	2006	2005	2006
					(Unaudited)

Statement of Operations Data:
Revenues	$63,678	$155,407	$237,752	$290,884	$316,873	$306,298	$154,347	$145,638

Costs of operations	45,687	115,584	180,044	233,421	268,157	271,272	132,551	134,512

Gross profit	17,991	39,823	57,708	57,463	48,716	35,026	21,796	11,126

Corporate operating expenses	(3,184)	(7,705)	(13,750)	(16,217)	(18,447)	(23,655)	(10,776)	(11,218)

Acquisition related compensation charge	(15,616)	—	—	—	—	—	—	—

(Loss) gain on sales of centers	—	—	—	2,129	(170)	—	—	—

Equity in earnings of unconsolidated subsidiaries	382	437	1,744	2,181	2,613	3,072	1,628	1,632

Interest expense, net	(6,321)	(32,546)	(37,514)	(40,682)	(44,860)	(50,754)	(24,790)	(27,323)

Gain on repurchase of notes payable	—	—	—	—	—	3,076	3,076	—

Loss on dissolution of partnership	—	—	—	—	—	(1,000)	(1,000)	—

Impairment of goodwill and other intangible assets	—	—	—	—	—	(190,807)	—	(29,595)

Income (loss) before income taxes	(6,748)	9	8,188	4,874	(12,148)	(225,042)	(10,066)	(55,378)

Provision (benefit) for income taxes	(2,100)	—	3,266	1,950	15,069	(14,824)	2,200	300

Net income (loss)	$(4,648)	$9	$4,922	$2,924	$(27,217)	$(210,218)	$(12,266)	$(55,678)

Net income (loss) per common share:

Basic	$(0.50)	$0.00	$0.90	$0.53	$(4.98)	$(38.44)	$(2.24)	$(10.18)

Diluted	(0.50)	0.00	0.88	0.52	(4.98)	(38.44)	(2.24)	(10.18)

Weighted average number of common shares outstanding:

Basic	9,343	5,465	5,469	5,469	5,469	5,469	5,469	5,469

Diluted	9,343	5,559	5,565	5,582	5,469	5,469	5,469	5,469

Balance Sheet Data:
Cash and cash equivalents	$—	$17,783	$19,554	$30,412	$20,839	$28,208	$31,151	$25,856

Working capital	—	35,907	32,580	48,116	36,068	34,550	41,514	28,362

Total assets	—	499,401	577,317	675,631	624,523	408,204	620,247	354,548

Total debt	—	378,164	446,119	539,823	501,568	503,382	505,138	502,596

Stockholders’ equity (deficit)	—	87,376	91,614	94,941	67,724	(141,893)	55,458	(198,038)

Cash Flow Data:
Net cash provided by operating activities	$14,820	$39,601	$61,756	$62,904	$64,045	$37,628	$23,235	$9,521

Net cash used in investing activities	(21,592)	(221,563)	(102,705)	(145,034)	(35,759)	(28,507)	(14,671)	(9,395)

Net cash provided by (used in) financing activities	(8,053)	199,745	42,720	92,988	(37,859)	(1,752)	1,748	(2,478)

Other Data:
Capital expenditures	$20,852	$43,655	$56,967	$46,734	$30,459	$30,927	$19,079	$8,833

Adjusted EBITDA(2)	25,012	59,017	95,047	104,289	98,313	72,295	44,037	31,681

Depreciation and amortization	9,823	26,462	49,345	58,733	65,601	64,852	31,389	30,141

Number of fixed-site centers	—	73	88	118	120	116	111	109

Number of mobile facilities	—	100	100	118	115	108	120	108

(1)	On October 17, 2001, Holdings acquired InSight pursuant to an agreement and plan of merger dated June 29, 2001, as amended. Holdings did not have any operating activities until October 17, 2001. Our financial information for the year ended June 30, 2002 reflects results for the entire fiscal year 2002 and does not include the results of operations of InSight from July 1, 2001 to October 17, 2001. InSight’s results of operations through October 17, 2001 do not reflect any purchase accounting adjustments. The results of operations for the fiscal year ended June 30, 2002 can be derived by combining our results of operations for the fiscal year ended June 30, 2002 with the results of operations of InSight from July 1, 2001 to October 17, 2001. These combined results of operations should be used for comparative purposes only as they do not purport to be indicative of what our results of operations would have been if we owned InSight for the entire fiscal year ended June 30, 2002.

(2)	Adjusted EBITDA represents earnings before interest expenses, income taxes, depreciation and amortization excluding the acquisition related compensation charge for the period from July 1, 2001 to October 17, 2001, the gain on repurchase of notes payable, the loss on dissolution of partnership and impairment of goodwill and other intangible assets for the year ended June 30, 2006 and the impairment of goodwill for the six months ended December 31, 2006. Adjusted EBITDA has been included because we believe that it is a useful tool for us and our investors to measure our ability to provide cash flows to meet debt service, capital project and working capital requirements. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, income from company operations or other traditional indicators of operating performance and cash flow from operating activities determined in accordance with accounting principles generally accepted in the United States. We present this discussion of Adjusted EBITDA because covenants in the indenture governing our floating rate notes and the agreement governing our existing revolving credit facility contain ratios based on this measure. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. Please see the reconciliation of net cash provided by operating activities to Adjusted EBITDA following these footnotes.

A reconciliation of net cash provided by operating activities to Adjusted EBITDA is as follows (amounts in thousands) (unaudited):

	InSight
	(Predecessor)
	Period from	Holdings
	July 1 to						Six Months Ended
	October 17,	Years Ended June 30,					December 31,
	2001(1)	2002(1)	2003	2004	2005	2006	2005	2006

Net cash provided by operating activities	$14,820	$39,601	$61,756	$62,904	$64,045	$37,628	$23,235	$9,521
Provision (benefit) for income taxes	(2,100)	—	3,266	1,950	15,069	(14,824)	2,200	300
Interest expense, net	6,321	32,546	37,514	40,682	44,860	50,754	24,790	27,323
Write-off of debt issuance costs	—	(7,378)	—	—	—	—	—	—
(Loss) gain on sales of centers	—	—	—	2,129	(170)	—	—	—
Amortization of debt issuance costs	—	—	—	(2,911)	(3,173)	(3,051)	(1,977)	(1,579)
Equity in earnings of unconsolidated partnerships	—	—	—	2,181	2,613	3,072	1,628	1,632
Distributions from unconsolidated partnerships	—	—	—	(2,054)	(2,621)	(3,387)	(1,558)	(1,540)
Net change in operating assets and liabilities	5,971	(5,752)	(7,489)	(592)	(7,086)	(6,121)	(2,181)	(3,976)
Net change in deferred income taxes	—	—	—	—	(15,224)	15,224	(2,100)	—

Adjusted EBITDA	$25,012	$59,017	$95,047	$104,289	$98,313	$79,295	$44,037	$31,681

(1)	See footnote (1) above.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
FOR EXCHANGE OFFER

The following unaudited pro forma condensed consolidated financial data for the year ended June 30, 2006, as of and for the six months ended December 31, 2006 have been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the exchange offer and consent solicitation been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations.

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2006 gives effect to the exchange offer and consent solicitation, the issuance of $9.9 million of aggregate principal amount of senior secured floating rate notes, and the payment of related fees and expenses, including the consent payments, as if each had occurred on the date of the condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated statements of operations for the year ended June 30, 2006 and for the six months ended December 31, 2006 give effect to the exchange offer and consent solicitation, the issuance of $9.9 million of aggregate principal amount of senior secured floating rate notes, and the payment of related fees and expenses, including the consent payments, as if each had occurred at the beginning of the periods presented and exclude the effects of non-recurring adjustments relating to the restructuring.

The unaudited pro forma condensed consolidated financial data are based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” and our consolidated financial statements and related notes included in this prospectus and solicitation statement. The unaudited pro forma condensed consolidated financial data assume that 100% of our outstanding senior subordinated notes are exchanged for 7,780,000 shares of our common stock. A 10% decrease in the amount of senior subordinated notes exchanged would result in an increase in interest expense, net by approximately $1.9 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
FOR EXCHANGE OFFER
As of December 31, 2006
(Amounts in thousands)

	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$25,856	$(11,505	)(1)(2)	$14,351
Trade accounts receivables, net	41,329	—		41,329
Other current assets	9,936	—		9,936

Total current assets	77,121	(11,505)		65,616

Property and equipment, net	162,059	—		162,059
Investments in partnerships	3,383	—		3,383
Other assets	16,273	(6,855	)(3)	9,418
Goodwill and other intangible assets, net	95,712	—		95,712

	$354,548	$(18,360)		$336,188

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of notes payable and capital lease obligations	$5,547	$—		$5,547
Accounts payable and other accrued expenses	43,212	(3,201	)(4)	40,011

Total current liabilities	48,759	(3,201)		45,558

Long-term liabilities:
Notes payable and capital lease obligations, less current portion	497,049	(186,580	)(2)(5)	310,469
Other long-term liabilities	6,778	—		6,778

Total long-term liabilities	503,827	(186,580)		317,247

Stockholders’ deficit:
Common stock	5	4	(5)	9
Additional paid-in capital	87,081	45,729	(5)	132,810
Accumulated other comprehensive income	134	—		134
Accumulated deficit	(285,258)	125,688	(6)	(159,570)

Total stockholders’ deficit	(198,038)	171,421		(26,617)

	$354,548	$(18,360)		$336,188

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR EXCHANGE OFFER
For the Year Ended June 30, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$306,298	$—		$306,298
Costs of operations	271,272	—		271,272

Gross profit	35,026	—		35,026
Corporate operating expenses	(23,655)	—		(23,655)
Equity in earnings of unconsolidated partnerships	3,072	—		3,072
Interest expense, net	(50,754)	(21,001	)(7)	(29,753)
Gain on repurchase of notes payable	3,076	—		3,076
Loss on dissolution of partnership	(1,000)	—		(1,000)
Impairment of goodwill and other intangible assets	(190,807)	—		(190,807)

Loss before benefit for income taxes	(225,042)	21,001		(204,041)
Benefit for income taxes	(14,824)	—		(14,824)

Net loss	$(210,218)	$21,001		$(189,217)

Net loss per common share:
Basic	$(38.44)			$(21.64)
Diluted	(38.44)			(21.64)
Weighted average number of common shares outstanding:
Basic	5,469	3,273	(8)	8,742
Diluted	5,469	3,273		8,742

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR EXCHANGE OFFER
For the Six Months Ended December 31, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$145,638	$—		$145,638
Costs of operations	134,512	—		134,512

Gross profit	11,126	—		11,126
Corporate operating expenses	(11,218)	—		(11,218)
Equity in earnings of unconsolidated partnerships	1,632	—		1,632
Interest expense, net	(27,323)	(9,679	)(7)	(17,644)
Impairment of goodwill	(29,595)	—		(29,595)

Loss before provision for income taxes	(55,378)	9,679		(45,699)
Provision for income taxes	300	—		300

Net loss	$(55,678)	$9,679		$(45,999)

Net loss per common share:
Basic	$(10.18)			$(5.26)
Diluted	(10.18)			(5.26)
Weighted average number of common shares outstanding:
Basic	5,469	3,273	(8)	8,742
Diluted	5,469	3,273		8,742

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL DATA FOR EXCHANGE OFFER
(Amounts in thousands)

The unaudited pro forma condensed consolidated financial data as of December 31, 2006 and for the six months ended December 31, 2006 and the year ended June 30, 2006 reflect the following pro forma adjustments:

(1) To reflect the estimated cost of the exchange offer related primarily to professional fees of $9,700 and the consent payments of $9,725.

(2) To reflect the issuance of $9,900 in the aggregate principal amount of senior secured floating rate notes in exchange for $7,920 of cash.

(3) To reflect the write-off of deferred financing costs associated with the senior subordinated notes.

(4) To reflect the reversal of accrued interest associated with the senior subordinated notes.

(5) To reflect the impact of the exchange of the senior subordinated notes for common stock (based on the estimated fair market value of $65,158 on February 13, 2007) and the reverse split on our existing common stock of $4 as an increase in common stock, $45,729 as an increase in additional paid-in capital and $194,500 as a reduction of notes payable.

(6) To reflect the reduction of accumulated deficit for the gain on cancellation of indebtedness.

(7) To reverse interest expense related to the senior subordinated notes and record interest expense on the additional senior secured floating rate notes.

(8) In connection with the exchange offer, we are issuing 7,780 shares of common stock. Additionally, prior to the consummation of the exchange offer, we intend to implement a reverse split of our existing common stock at one share for 5.687362 shares of common stock. The pro forma weighted average common shares outstanding have been adjusted to 962 shares to reflect the reverse stock split.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA UNDER
PREPACKAGED PLAN OF REORGANIZATION

The following unaudited pro forma consolidated financial data for the year ended June 30, 2006 and as of and for the six months ended December 31, 2006 have been derived by the application of pro forma adjustments to our historical consolidated financial statements. The unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the prepackaged plan of reorganization been completed at the beginning of the periods presented or as of the dates presented, nor is it indicative of our future financial position or results of operations.

The unaudited pro forma consolidated balance sheet as of December 31, 2006 gives effect to the prepackaged plan of reorganization and the payment of related fees and expenses as if it had occurred on the date of the consolidated balance sheet.

The unaudited pro forma consolidated statements of operations for the year ended June 30, 2006 and the six months ended December 31, 2006 give effect to the prepackaged plan of reorganization as if it had occurred at the beginning of the periods presented and excludes the effects of non-recurring adjustments relating to the prepackaged plan of reorganization.

The unaudited pro forma consolidated financial data are based on assumptions that we believe are reasonable and should be read in conjunction with “Capitalization” and our consolidated financial statements and related notes included in this prospectus and solicitation statement. The unaudited pro forma consolidated financial data assume the completion of the prepackaged plan of reorganization (including the issuance of common stock issued in exchange for senior subordinated notes tendered in the exchange offer).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET UNDER
PREPACKAGED PLAN OF REORGANIZATION

As of December 31, 2006
(Amounts in thousands)

	Historical	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$25,856	$(14,025	)(1)	$11,831
Trade accounts receivables, net	41,329	—		41,329
Other current assets	9,936	—		9,936

Total current assets	77,121	(14,025)		63,096

Property and equipment, net	162,059	—		162,059
Investments in partnerships	3,383	2,637	(2)	6,020
Other assets	16,273	(16,273	)(2)	—
Reorganization value in excess of amount allocable to identifiable assets	—	159,384	(2)	159,384
Goodwill and other intangible assets, net	95,712	(69,482	)(2)	26,230

	$354,548	$62,241		$416,789

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of notes payable and capital lease obligations	$5,547	$—		$5,547
Accounts payable and other accrued expenses	43,212	(3,201	)(2)	40,011

Total current liabilities	48,759	(3,201)		45,558

Long-term liabilities:
Notes payable and capital lease obligations, less current portion	497,049	(223,244	)(2)	273,805
Other long-term liabilities	6,778	—		6,778

Total long-term liabilities	503,827	(223,244)		280,583

Stockholders’ equity (deficit):
Common stock	5	4	(3)	9
Additional paid-in capital	87,081	3,558	(3)	90,639
Accumulated other comprehensive income	134	(134	)(2)	—
Accumulated deficit	(285,258)	285,258	(2)	—

Total stockholders’ equity (deficit)	(198,038)	288,686		90,648

	$354,548	$62,241		$416,789

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
UNDER PREPACKAGED PLAN OF REORGANIZATION

For the Year Ended June 30, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$306,298	$—		$306,298
Costs of operations	271,272	(281	)(4)	270,991

Gross profit	35,026	281		35,307
Corporate operating expenses	(23,655)	—		(23,655)
Equity in earnings of unconsolidated partnerships	3,072	—		3,072
Interest expense, net	(50,754)	(21,130	)(5)	(29,624)
Gain on repurchase of notes payable	3,076	—		3,076
Loss on dissolution of partnership	(1,000)	—		(1,000)
Impairment of goodwill and other intangible assets	(190,807)	—		(190,807)

Loss before benefit for income taxes	(225,042)	21,411		(203,631)
Benefit for income taxes	(14,824)	—		(14,824)

Net loss	$(210,218)	$21,411		$(188,807)

Net loss per common share:
Basic	$(38.44)			$(21.84)
Diluted	(38.44)			(21.84)
Weighted average number of common shares outstanding:
Basic	5,469	3,175	(6)	8,644
Diluted	5,469	3,175		8,644

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
UNDER PREPACKAGED PLAN OF REORGANIZATION

For the Six Months Ended December 31, 2006
(Amounts in thousands, except per share data)

	Historical	Adjustments		Pro Forma

Revenues	$145,638	$—		$145,638
Costs of operations	134,512	(140	)(4)	134,372

Gross profit	11,126	140		11,266
Corporate operating expenses	(11,218)	—		(11,218)
Equity in earnings of unconsolidated partnerships	1,632	—		1,632
Interest expense, net	(27,323)	(9,296	)(5)	(18,027)
Impairment of goodwill and other intangible assets	(29,595)	—		(29,595)

Loss before provision for income taxes	(55,378)	9,436		(45,942)
Provision for income taxes	300	—		300

Net loss	$(55,678)	$9,436		$(46,242)

Net loss per common share:
Basic	$(10.18)			$(5.35)
Diluted	(10.18)			(5.35)
Weighted average number of common shares outstanding:
Basic	5,469	3,175	(6)	8,644
Diluted	5,469	3,175		8,644

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
DATA UNDER PREPACKAGED PLAN OF REORGANIZATION

(Amounts in thousands)

The unaudited pro forma condensed consolidated financial data as of December 31, 2006 and for the six months ended December 31, 2006 and the year ended June 30, 2006 reflect the following pro forma adjustments:

(1) To reflect the estimated cost of the prepackaged plan of reorganization related primarily to professional fees of $14,025.

(2) To reflect the recast of our balance sheet using estimated fair market values under “fresh-start accounting” assuming that all criteria as set forth in Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”, or SOP 90-7, are met. This recast balance sheet is based on an estimated equity value of approximately $90,648, combined with additional assumptions regarding the fair value of our assets and liabilities, additional liabilities associated with the bankruptcy proceedings and the recording of identifiable assets. Under SOP 90-7 the total reorganization value is allocated to our tangible and intangible assets and liabilities based on their estimated fair values as of the date of the completion of the bankruptcy. The preliminary estimated reorganization equity value is allocated as follows:

Total reorganization equity value	$90,648
Preliminary allocation:
Book value of total net assets	(3,538)
Adjustments to historical net book value:
Cash	(14,025)
Investments in partnerships	2,637
Other assets	(16,273)
Goodwill and other intangible assets	(69,482)
Other accrued expenses	3,201
Notes payable and capital lease obligations	28,744

Reorganization value in excess of amounts allocable to identifiable assets	$159,384

The final determination of fair values (i) may differ materially from the estimates set forth in the unaudited pro forma condensed consolidated financial data under the prepackaged plan of reorganization and (ii) will include management’s final valuation of the fair value of assets and liabilities. The final valuation will be based on the actual net tangible and intangible assets that existed as of the date of the completion of the bankruptcy.

Of the total estimated reorganization value, we allocated $16,000 to managed care contracts that are expected to amortize over a life of 30 years; $1,550 to wholesale contracts that are expected to amortize over lives of 5 to 7 years; and $8,680 to our trademark that is expected to have an indefinite life.

Identification and allocation of value to the identified intangible assets was based on the provisions of Statement of Financial Accounting Standard No. 141, “Business Combinations”, or SFAS 141. The fair value of the identified intangible assets was estimated using a discounted cash flow analysis. This method includes a projection of net cash flows attributable with the respective intangible assets. Net cash flows attributable to the identified intangible assets are discounted to their present value at a rate commensurate with the perceived risk. The projected cash flow assumptions considered historical attrition and renewal rates of our contracts.

The estimates of expected useful lives are based on the guidance from SFAS 141. The useful lives of managed care contracts are based on the expected life of the contracts and the number of years in which net cash flows have been projected. The useful lives of wholesale contracts are based on the length and historical renewal rates of the contracts.

Assumptions used in forecasting cash flows for each of the identified intangible assets included consideration of (i) historical and projected revenues and gross profit generated from managed care and wholesale contracts, (ii) historical attrition rates of managed care contracts, and (iii) renewal rates of existing wholesale contracts.

(3) For purposes of the unaudited pro forma condensed consolidated financial data under the prepackaged plan of reorganization, we have used an estimated reorganization equity value of $90,648 as the basis for determining the fair value of common stock issuable upon the exchange of the senior subordinated notes. This reorganization equity value was estimated with the assistance of our financial advisors, using market multiples of various metrics they deemed relevant, and by considering the fair market value of the senior subordinated notes to be exchanged for our common stock.

(4) To adjust amortization expense on our other intangible assets.

(5) To reverse interest expense related to the senior subordinated notes and amortization of debt issuance costs.

(6) In connection with the exchange offer, we are issuing 7,780 shares of common stock. Additionally, prior to the consummation of the exchange offer, we intend to implement a reverse split of our existing common stock at one share for 6.326392 shares of common stock. The historical weighted average common shares outstanding have been adjusted to 864 shares to reflect the reverse stock split.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes which appear elsewhere in this prospectus and solicitation statement. It contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus and solicitation statement, particularly under the sections of this prospectus entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a nationwide provider of diagnostic imaging services through our integrated network of fixed-site centers and mobile facilities which are focused in core markets throughout the United States. Our services include magnetic resonance imaging, or MRI, positron emission tomography, or PET, computed tomography, or CT, and other technologies. These services are noninvasive techniques that generate representations of internal anatomy on film or digital media, which are used by physicians for the diagnosis and assessment of diseases and disorders.

We serve a diverse portfolio of customers, including healthcare providers, such as hospitals and physicians, and payors, such as managed care organizations, Medicare, Medicaid and insurance companies. We operate in more than 30 states with a substantial presence in California, Arizona, New England, the Carolinas, Florida and the Mid-Atlantic states. While we generated approximately 69% of our total revenues from MRI services during the six months ended December 31, 2006, we provide a comprehensive offering of diagnostic imaging and treatment services, including PET, PET/CT, CT, mammography, bone densitometry, ultrasound, lithotripsy and x-ray.

As of December 31, 2006, our network consists of 109 fixed-site centers and 108 mobile facilities. This combination allows us to provide a full continuum of imaging services to better meet the needs of our customers. Our fixed-site centers include freestanding centers and joint ventures with hospitals and radiology groups. Our mobile facilities provide hospitals and physician groups access to imaging technologies when they lack either the resources or patient volume to provide their own imaging services or require incremental capacity. We enter into agreements with radiologists to provide professional services, which include supervision and interpretation of radiological procedures and quality assurance. We do not engage in the practice of medicine. We have two reportable business segments: mobile operations and fixed operations. Our mobile operations include 26 parked mobile facilities, each of which serves a single customer. Our fixed operations include five mobile facilities as part of our fixed operations in Maine. Certain financial information regarding our reportable segments is included in Note 18 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements, which are a part of this prospectus and solicitation statement.

We are in the process of implementing a strategy based on core markets. A core market strategy may allow us more operating efficiencies and synergies than are available in a nationwide strategy. A core market will be based on many factors and not just the number of fixed-site centers or mobile facilities in an area. Other factors would include, without limitation, the capabilities of our contracted radiologists, any hospital affiliations, the strength of returns on capital investment, the potential for growth and sustainability of our business in the area, the reimbursement environment for the area, the strength of competing providers in the area, population growth trends, and any regulatory restrictions. We expect that this strategy will result in us exiting some markets while increasing our presence in others, which may be accomplished through business or asset sales, swaps, purchases, closures and the development of new fixed-site centers.

Growth in the diagnostic imaging industry has been and will continue to be driven by (1) an aging population, (2) the increasing acceptance of diagnostic imaging, particularly PET and PET/CT and (3) expanding applications of CT, MRI and PET technologies.

Executive Summary

As described in greater detail below, our business faces many challenges. Some of these challenges are unique to our business, while other challenges are industry-wide. Our revenues for the six months ended December 31, 2006 decreased by approximately 5.6% as compared to the same period in the prior fiscal year. Moreover, our costs of operations, corporate operating expenses and interest expense rose during the same period. For the six months ended December 31, 2006, our Adjusted EBITDA decreased approximately 28.0% as compared to the same period in the prior fiscal year (see our reconciliation of net cash provided by operating activities to Adjusted EBITDA in the subsection entitled “Financial Condition, Liquidity and Capital Resources” below). This 28.0% decline in Adjusted EBITDA was preceded by an approximate 19.3% decline in Adjusted EBITDA for the year ended June 30, 2006 compared to the year ended June 30, 2005. This decline in Adjusted EBITDA as compared to prior year periods has become a historical trend based on our performance during the past ten fiscal quarters. We anticipate that this negative trend in Adjusted EBITDA will continue and will be exacerbated by the adverse effects of the Medicare reimbursement reductions with respect to PET and PET/CT rates and the Deficit Reduction Act of 2005, or DRA, as discussed in the subsection entitled “Reimbursement” below.

In December 2006, we completed our annual evaluation of our goodwill and other intangible assets. Because of our continued declining financial performance and deteriorating market conditions, we recorded an impairment charge related to our goodwill of approximately $29.6 million at our fixed reporting unit. This resulted in a net loss of approximately $55.7 million and approximately $43.5 million for the six and three months ended December 31, 2006, respectively. The impairment charge is a reduction in the carrying value of goodwill at our fixed reporting unit. The impairment charge is a non-cash charge and will not result in future capital expenditures.

We have attempted to implement, and will continue to develop and implement, various revenue enhancing and cost reduction initiatives; however, such initiatives have produced minimal improvements to date, and reversing the negative financial trend will be a significant challenge because of the continued overcapacity in the diagnostic imaging industry and reimbursement reductions by Medicare and other third-party payors. Depending on the severity of the anticipated negative trend in Adjusted EBITDA, we may (1) have difficulty funding our capital projects, and (2) need to take additional impairment charges against our goodwill and other intangible assets, which represented approximately 27.0% of our consolidated assets as of December 31, 2006. Moreover, if we are unable to service our indebtedness or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our indebtedness on or before maturity or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our indebtedness or sell certain of our assets on commercially reasonable terms, if at all, which could cause us to default on our indebtedness and impair our liquidity. In November 2006, we engaged Lazard Frères & Co. LLC as our financial advisor to assist us in exploring strategic alternatives. Additional information regarding our current developments and liquidity is included in the subsection “Financial Condition, Liquidity and Capital Resources-Liquidity” below and in Note 2 to our unaudited condensed consolidated financial statements, which are a part of this prospectus and solicitation statement.

In December 2006, we reduced our overall labor force by 40 positions, which we expect will result in estimated annual savings of approximately $3.3 million. Additionally, certain other open positions have been eliminated, which we expect will result in additional annual savings of approximately $2.4 million. In connection with the reduction of our labor force, we recorded a severance charge of approximately $0.6 million during the six months ended December 31, 2006.

Acquisition and Dispositions

In March 2006, we purchased a majority ownership interest in a joint venture that operates an MRI fixed-site center in San Ramon, California. The purchase price was approximately $2.3 million, net of cash acquired.

In September 2006, we closed two fixed-site centers in Encino, California and Clarksville, Indiana, resulting in charges of approximately $0.1 million and $0.2 million, respectively. In June 2006, we closed a fixed-site center in Bala Cynwyd, Pennsylvania, resulting in a charge of approximately $0.3 million. In December 2005, we dissolved a mobile lithotripsy partnership in Connecticut, which resulted in a $1.0 million loss in associated goodwill. Also in December 2005, we closed two fixed-site centers in Chicago, Illinois and Coraopolis, Pennsylvania. In August 2005, we closed a fixed-site center in Lemont, Illinois.

Segments

We have two reportable segments, fixed operations and mobile operations:

Fixed Operations.  Generally, our fixed operations consist of freestanding imaging centers which we refer to as fixed-site centers. Revenues at our fixed-site centers are primarily generated from services billed, on a fee-for-service basis, directly to patients or third-party payors such as managed care organizations, Medicare, Medicaid, commercial insurance carriers and workers’ compensation funds, which we generally refer to as our patient services revenues and management fees. Revenues from our fixed operations have been and will continue to be driven by the growth in the diagnostic imaging industry and are dependent on our ability to:

•	attract patient referrals from physician groups and hospitals;

•	maximize procedure volume;

•	maintain our existing contracts and enter into new ones with managed care organizations and commercial insurance carriers; and

•	acquire or develop new fixed-site centers.

Mobile Operations.  Our mobile operations consist of mobile facilities, which provide services to hospitals, physician groups and other healthcare providers. Revenues from our mobile operations are primarily generated from fee-for-service arrangements and fixed-fee contracts billed directly to our customers, which we generally refer to as contract services revenues. Revenues from our mobile operations have been and will continue to be driven by the growth in the diagnostic imaging industry and depend on our ability to:

•	establish new mobile customers within our core markets;

•	structure efficient mobile routes that maximize equipment utilization and reduce vehicle operation costs; and

•	renew existing contracts with our mobile customers.

Negative Trends

Our fixed and mobile operations have been and will continue to be adversely affected by the following negative trends:

•	overcapacity in the diagnostic imaging industry;

•	reductions in reimbursement from certain third-party payors including reductions from Medicare;

•	reductions in compensation paid by our mobile customers;

•	competition from other mobile providers;

•	competition from equipment manufacturers which has caused some of our referral sources, some of our mobile customers, and some of our mobile customers’ referral sources to invest in their own diagnostic imaging equipment; and

•	industry-wide increases in salaries and benefits for technologists.

Reimbursement

Medicare.  The Medicare program provides reimbursement for hospitalization, physician, diagnostic and certain other services to eligible persons 65 years of age and over and certain others. Providers are paid by the federal government in accordance with regulations promulgated by the Department of Health and Human Services, or HHS, and generally accept the payment with nominal deductible and co-insurance amounts required to be paid by the service recipient, as payment in full. Since 1983, hospital inpatient services have been reimbursed under a prospective payment system. Hospitals receive a specific prospective payment for inpatient treatment services based upon the diagnosis of the patient.

Under Medicare’s prospective payment system for hospital outpatient services, or OPPS, a hospital is paid for outpatient services on a rate per service basis that varies according to the ambulatory payment classification group, or APC, to which the service is assigned rather than on a hospital’s costs. Each year the Centers for Medicare and Medicaid Services, or CMS, publishes new APC rates that are determined in accordance with the promulgated methodology. Multi-modality and certain fixed-site centers which are freestanding and not hospital-based facilities are not directly affected by OPPS.

Under the final rule for OPPS issued in November 2006, but effective January 1, 2007, technical fees for PET and PET/CT were reduced. The national rate for PET changed from $1,150 to $850 per scan and the national rate for PET/CT changed from $1,250 to $950 per scan. Because unfavorable reimbursement policies constrict the profit margins of the mobile customers we bill directly, we have and may continue to lower our fees to retain existing PET and PET/CT customers and attract new ones. Although CMS continues to expand reimbursement for new applications of PET and PET/CT, expanded application is unlikely to significantly offset the anticipated overall reductions in PET and PET/CT reimbursement. Any modifications under OPPS further reducing reimbursement to hospitals may adversely impact our financial condition and results of operations since hospitals will seek to offset such modifications.

Furthermore, in August 2005, CMS published proposed regulations that would apply to hospital outpatient services that significantly decrease the reimbursement for diagnostic procedures performed together on the same day. Under the proposed new methodology, CMS identified families of imaging procedures by imaging modality and contiguous body area. Medicare would pay 100% of the technical component of the higher priced procedure and 50% for the technical component of each additional procedure for procedures involving contiguous body parts within a family of codes when performed in the same session. Under the current methodology, Medicare pays 100% of the technical component of each procedure. In November 2006, CMS published final regulations that further delay the implementation of this reimbursement methodology. Implementation of this reimbursement methodology would adversely impact our financial condition and results of operations since our hospital customers would seek to offset their reduced reimbursement through lower rates with us.

Services provided in non-hospital based freestanding facilities, such as independent diagnostic treatment facilities, are paid under the Medicare Part B fee schedule. In November 2005, CMS published final regulations, which would implement the same multi-procedure methodology rate reduction proposed for hospital outpatient services, for procedures reimbursed under the Part B fee schedule. CMS proposed phasing in this rate reduction over two years, 25% in 2006, and another 25% in 2007. The first phase of the rate reduction was effective January 1, 2006; however, under final regulations released in November 2006, CMS will not implement the second phase of the rate reduction in 2007.

The DRA was signed into law by President Bush in February 2006. The DRA will result in significant reductions in reimbursement for radiology services for Medicare beneficiaries, with anticipated savings to the federal government. The DRA provides, among other things, that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be the lesser of OPPS or the Medicare Part B fee schedule. These reductions became effective on January 1, 2007. There are active and ongoing efforts to modify or otherwise mitigate the financial impact of the DRA on radiology services; however, we currently do not anticipate that these efforts will be materially successful.

We believe that the implementation of the reimbursement reductions in the DRA will have a material adverse effect on our financial condition and results of operations. For our fiscal year ended June 30, 2006, Medicare revenues represented approximately $34 million, or approximately 11% of our total revenues for such period. If the DRA reimbursement reductions had been in effect during that period, we estimate that our total revenues would have been reduced by approximately $9 million, or 2.9% (the relative impact of the contiguous body parts reimbursement reduction and the lower of OPPS or the Medicare Part B fee schedule reimbursement reduction would have been approximately $1 million and $8 million, respectively). We expect to experience comparable reductions in our Medicare revenues in the future; however, because our fiscal year ends June 30, our financial statements will not reflect the full effect of these reductions until our fiscal year ending June 30, 2008. Our assumptions in reaching the foregoing estimate include the following:

•	we did not consider our mobile operations (our patient services revenues from mobile operations are de minimis);

•	we sampled data from prior periods, but not for the quarter ended June 30, 2006 because we believe the actual payor mix and imaging procedures performed had not changed materially;

•	we analyzed only our consolidated partnerships; and

•	we assumed that the full 25% contiguous body parts reimbursement reduction was in effect.

Our actual payor mix and imaging procedures performed during future periods may be different from the sample periods. The foregoing estimates do not include any reductions that would result if third-party payors other than Medicare implement comparable reductions.

Finally, Medicare reimbursement rates under the Medicare Part B fee schedule are calculated in accordance with a statutory formula. As a result, for calendar years 2005, 2006 and 2007, CMS published regulations decreasing the Part B reimbursement rates by 3.3%, 4.3% and 5.0% respectively. In each instance, Congress enacted legislation preventing the decreases from taking effect. This legislation increased the Part B reimbursement rates by 1.5% in 2005 and 2006. No specific increase was included in the 2007 legislation. We anticipate that CMS will continue to release regulations for decreases in reimbursement rates under the Medicare Part B fee schedule until the statutory formula is changed through enactment of new legislation.

All of the congressional and regulatory actions described above reflect industry-wide cost-containment pressures that we believe will continue to affect healthcare providers for the foreseeable future.

Medicaid.  The Medicaid program is a jointly-funded federal and state program providing coverage for low-income persons. In addition to federally-mandated basic services, the services offered and reimbursement methods vary from state to state. In many states, Medicaid reimbursement is patterned after the Medicare program; however, an increasing number of states have established or are establishing payment methodologies intended to provide healthcare services to Medicaid patients through managed care arrangements.

Managed Care and Private Insurance.  Health Maintenance Organizations, or HMOs, Preferred Provider Organizations, or PPOs, and other managed care organizations attempt to control the cost of healthcare services by a variety of measures, including imposing lower payment rates, preauthorization requirements, limiting services and mandating less costly treatment alternatives. Managed care contracting is competitive and reimbursement schedules are at or below Medicare reimbursement levels. However, we believe that managed care organizations may also reduce or otherwise limit reimbursement in response to reductions in government reimbursement, which could have an adverse impact on our financial condition and results of operations. These reductions may be similar to the reimbursement reductions set forth in the DRA. The development and expansion of HMOs, PPOs and other managed care organizations within our core markets could have a negative impact on utilization of our services in certain markets and/or affect the revenues per procedure which we can collect, since such organizations will exert greater control over patients’ access to diagnostic imaging services, the selection of the provider of such services and the reimbursement thereof.

Some states have adopted or expanded laws or regulations restricting the assumption of financial risk by healthcare providers which contract with health plans. While we are not currently subject to such regulation, we or our customers may in the future be restricted in our ability to assume financial risk, or may be subjected to reporting requirements if we do so. Any such restrictions or reporting requirements could negatively affect our contracting relationships with health plans.

Private health insurance programs generally have authorized payment for our services on satisfactory terms. However, we believe that private health insurance programs may also reduce or otherwise limit reimbursement in response to reductions in government reimbursement, which could have an adverse impact on our financial condition and results of operations. These reductions may be similar to the reimbursement reductions set forth in the DRA.

We have received notice or indications from several third-party payors that they intend to implement the reduction for multiple images on contiguous body parts and additional payors may propose to implement this reduction as well. If additional third-party payors were to propose such reductions, and such proposals were implemented, it would further negatively affect our financial condition and results of operations.

Furthermore, certain third-party payors have proposed and implemented initiatives which have the effect of substantially decreasing reimbursement rates for diagnostic imaging services provided at non-hospital facilities, and payors are continuing to monitor reimbursement for diagnostic imaging services. A third-party payor has instituted a requirement of participation, that requires freestanding imaging center providers to be multi-modality and not simply offer one type of diagnostic imaging service. Similar initiatives enacted in the future by a significant number of additional third-party payors would have an adverse impact on our financial condition and results of operations.

Revenues

We earn revenues by providing services to patients, hospitals and other healthcare providers. Our patient services revenues are billed, on a fee-for-service basis, directly to patients or third-party payors such as managed care organizations, Medicare, Medicaid, commercial insurance carriers and workers’ compensation funds, collectively, payors. Patient services revenues also include balances due from patients, which are primarily collected at the time the procedure is performed. Our charge for a procedure is comprised of charges for both the technical and professional components of the service. Patient services revenues are presented net of (1) related contractual adjustments, which represent the difference between our charge for a procedure and what we will ultimately receive from the payors, and (2) payments due to radiologists for interpreting the results of the diagnostic imaging procedures.

Our billing system does not generate contractual adjustments. Contractual adjustments are manual estimates based upon an analysis of historical experience of contractual payments from payors and the outstanding accounts receivables from payors. Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded.

We report payments to radiologists on a net basis because (1) we are not the primary obligor for the provision of professional services, (2) the radiologists receive contractually agreed upon amounts from collections and (3) the radiologists bear the risk of non-collection; however, we have recently entered into arrangements with several radiologists pursuant to which we pay the radiologists directly for their professional services on an agreed upon contractual rate. With respect to these arrangements, the professional component is included in our revenues, and our payments to the radiologists are included in costs of services.

Our collection policy is to obtain all required insurance information at the time a procedure is scheduled, and to submit an invoice to the payor immediately after a procedure is completed. Most third-party payors require preauthorization before an MRI or PET procedure is performed on a patient.

We refer to our revenues from hospitals, physician groups and other healthcare providers as contract services revenues. Contract services revenues are primarily generated from fee-for-service arrangements, fixed-fee contracts and management fees billed to the hospital, physician group or other healthcare provider. Contract services revenues are generally billed to our customers on a monthly basis. Contract services revenues are recognized over the applicable contract period. Revenues collected in advance are recorded as unearned revenue. Revenues are affected by the timing of holidays, patient and referring physician vacation schedules and inclement weather.

The provision for doubtful accounts is reflected as an operating expense rather than a reduction of revenues and represents our estimate of amounts that will be uncollectible from patients, payors, hospitals and other healthcare providers. The provision for doubtful accounts includes amounts to be written off with respect to specific accounts involving customers which are financially unstable or materially fail to comply with the payment terms of their contract and other accounts based on our historical collection experience, including payor mix and the aging of patient accounts receivables balances. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. Receivables deemed to be uncollectible, either through a customer default on payment terms or after reasonable collection efforts have been exhausted, are fully written off against their corresponding asset account, with a reduction to the allowance for doubtful accounts to the extent such an allowance was previously recorded. Our historical write-offs for uncollectible accounts are not concentrated in a specific payor class.

The following illustrates our payor mix based on revenues for the six months ended December 31, 2006 (unaudited):

Payor	Percent of Total Revenues

Hospitals, physician groups, and other healthcare providers(1)	46%
Managed care and insurance	38%
Medicare	10%
Medicaid	2%
Workers’ compensation	2%
Other, including self-pay patients	2%

(1)	No single hospital, physician group or other healthcare provider accounted for more than 5% of our total revenues.

As of December 31, 2006, our days sales outstanding for trade accounts receivables on a net basis was 52 days. We calculate days sales outstanding by dividing accounts receivables, net of allowances, by the three-month average revenue per day.

The aging of our gross and net trade accounts receivables as of December 31, 2006 is as follows (amounts in thousands):

					120 Days
	Current	30 Days	60 Days	90 Days	and Older	Total
	(Unaudited)

Hospitals, physician groups and other healthcare providers	$10,444	$4,822	$1,389	$588	$574	$17,817
Managed care and insurance	18,347	9,094	5,267	2,911	11,352	46,971
Medicare/Medicaid	5,312	2,171	1,528	1,096	4,453	14,560
Workers’ compensation	1,177	924	709	408	2,226	5,444
Other, including self-pay patients	238	253	234	116	—	841

Trade accounts receivables	35,518	17,264	9,127	5,119	18,605	85,633

Less: Allowances for professional fees	(3,840)	(1,756)	(1,079)	(649)	(2,545)	(9,869)
Allowances for contractual
adjustments	(12,304)	(5,259)	(3,319)	(261)	(1,865)	(23,008)
Allowances for doubtful accounts	(490)	(248)	(78)	(2,170)	(8,441)	(11,427)

Trade accounts receivables, net	$18,884	$10,001	$4,651	$2,039	$5,754	$41,329

Operating Expenses

We operate in a capital intensive industry that requires significant amounts of capital to fund operations. As a result, a high percentage of our total operating expenses are fixed. Our fixed costs include depreciation and amortization, debt service and capital lease payments, rent and operating lease payments, salaries and benefit obligations, equipment maintenance expenses, and insurance and vehicle operation costs. We expect that our costs for the salaries and benefits of technologists will continue to increase for the foreseeable future because of the industry’s competitive demand for their services. Due to the increase in mobile PET and PET/CT facilities, which are moved more frequently, our vehicle operation costs will continue to increase until we can maximize geographic operating efficiencies. Because a large portion of our operating expenses are fixed, any increase in our procedure volume disproportionately increases our operating cash flow. Conversely, any decrease in our procedure volume disproportionately decreases our operating cash flow. Our variable costs, which comprise only a small portion of our total operating expenses, include the cost of service supplies such as film, contrast media and radiopharmaceuticals used in PET and PET/CT procedures.

Results of Operations

The following table sets forth certain condensed historical financial data expressed as a percentage of revenues for each of the periods indicated:

				Six Months Ended		Three Months Ended
	Years Ended June 30,			December 31,		December 31,
	2006	2005	2004	2006	2005	2006	2005
				(Unaudited)		(Unaudited)

REVENUES	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
COSTS OF OPERATIONS:
Costs of services	64.6	61.4	58.0	68.1	62.9	69.6	64.5
Provision for doubtful accounts	1.7	1.8	1.7	1.9	1.6	2.0	1.7
Equipment leases	1.1	0.7	0.3	1.6	1.1	1.8	0.9
Depreciation and amortization	21.2	20.7	20.2	20.7	20.3	20.3	20.6

Total costs of operations	88.6	84.6	80.2	92.3	85.9	93.7	87.7

Gross profit	11.4	15.4	19.8	7.7	14.1	6.3	12.3
CORPORATE OPERATING EXPENSES	(7.7)	(5.8)	(5.6)	(7.7)	(7.0)	(7.7)	(6.9)
GAIN ON SALES OF CENTERS	—	—	0.7	—	—	—	—
EQUITY IN EARNINGS OF UNCONSOLIDATED PARTNERSHIPS	1.0	0.8	0.8	1.1	1.1	1.2	1.1
INTEREST EXPENSE, net	(16.6)	(14.2)	(14.0)	(18.8)	(16.1)	(19.0)	(16.7)
GAIN ON REPURCHASE OF NOTES PAYABLE	1.0	—	—	—	2.0	—	—
LOSS ON DISSOLUTION OF PARTNERSHIP	(0.3)	—	—	—	(0.6)	—	(1.3)
IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS	(62.3)	—	—	(20.3)	—	(41.1)	—

(Loss) income before income taxes	(73.5)	(3.8)	1.7	(38.0)	(6.5)	(60.3)	(11.5)
PROVISION (BENEFIT) FOR INCOME TAXES	(4.8)	4.8	0.7	0.2	1.4	0.2	1.5

Net (loss) income	(68.6)	(8.6)%	1.0%	(38.2)%	(7.9)%	(60.5)%	(13.0)%

The following table sets forth historical revenues by segment for the periods indicated (amounts in thousands):

				Six Months Ended		Three Months Ended
	Years Ended June 30,			December 31,		December 31,
	2006	2005	2004	2006	2005	2006	2005
				(Unaudited)		(Unaudited)

Fixed operations	$191,637	$196,482	$176,763	$91,173	$96,167	$45,133	$47,435
Mobile operations	114,661	120,391	114,121	54,465	58,180	26,833	28,204

Total	$306,298	$316,873	$290,884	$145,638	$154,347	$71,966	$75,639

Six Months Ended December 31, 2006 and 2005

Revenues.  Revenues decreased approximately 5.6% from approximately $154.3 million for the six months ended December 31, 2005, to approximately $145.6 million for the six months ended December 31, 2006. This decrease was due to lower revenues from our fixed operations (approximately $5.0 million) and from our mobile operations (approximately $3.7 million). Revenues from our fixed and mobile operations represented approximately 63% and 37%, respectively, of our total revenues for the six months ended December 31, 2006.

Revenues from our fixed operations decreased approximately 5.2% from approximately $96.2 million for the six months ended December 31, 2005, to approximately $91.2 million for the six months ended December 31, 2006. This decrease was due primarily to (1) lower revenues from our existing fixed-site centers (approximately $5.1 million) and (2) loss of revenues from the centers we closed during fiscal 2007 and 2006 (approximately $2.4 million), partially offset by (1) higher revenues from changes in payment arrangements with certain radiologists discussed above (approximately $1.9 million) and (2) revenues from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.6 million). Revenues from our existing fixed-site centers decreased because of (1) lower procedure volume (approximately 3%) as a result of the negative trends discussed above and (2) a decline in our average reimbursement from payors (approximately 6%). Revenues will continue to be adversely affected by the negative trends discussed above.

Revenues from our mobile operations decreased approximately 6.4% from approximately $58.2 million for the six months ended December 31, 2005, to approximately $54.5 million for the six months ended December 31, 2006. This decrease was partially due to (1) lower revenues from our existing mobile facilities (approximately $3.3 million) and (2) loss of revenues from a mobile lithotripsy partnership we dissolved during the second quarter of fiscal 2006 (approximately $0.4 million). Revenues from our existing mobile facilities decreased because of lower MRI and lithotripsy revenues, partially offset by higher PET and PET/CT revenues due to an increase in the number of PET/CT facilities in service during the six months ended December 31, 2006. Revenues have been and will continue to be adversely affected by the negative trends discussed above.

Approximately 55% of our total revenues were generated from patient services revenues for the six months ended December 31, 2006. All patient services revenues were earned from our fixed operations for the six months ended December 31, 2006. Approximately 45% of our total revenues for the six months ended December 31, 2006 were generated from contract services revenues. Contract services revenues for fixed and mobile operations represented approximately 17% and 83%, respectively, of total contract services revenues for the six months ended December 31, 2006.

Costs of Operations.  Costs of operations increased approximately 1.4% from approximately $132.6 million for the six months ended December 31, 2005, to approximately $134.5 million for the six months ended December 31, 2006. This increase was due primarily to (1) higher costs at our fixed operations (approximately $2.8 million) and (2) higher costs at our billing and other operations (approximately $0.4 million), partially offset by lower costs at our mobile operations (approximately $1.3 million). The increase at our billing and other operations is due primarily to higher salaries and benefits, primarily as a result of severance payments in connection with the consolidation of a billing office, partially offset by lower amortization expense on our other intangible assets as a result of a reduction in their carrying value from an impairment charge taken during the fourth quarter of fiscal 2006.

Costs of operations at our fixed operations increased approximately 3.7% from approximately $74.7 million for the six months ended December 31, 2005, to approximately $77.5 million for the six months ended December 31, 2006. This increase was due primarily to (1) higher costs at our existing fixed-site centers (approximately $3.6 million); (2) costs from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.6 million); (3) charges to close two fixed-site centers during the first quarter of fiscal 2007 (approximately $0.3 million); and (4) severance charges related to the reduction in labor force discussed above (approximately $0.1 million), partially offset by the elimination of costs from the centers we closed in fiscal 2007 and 2006 (approximately $1.8 million). The increase in costs at our existing fixed-site centers was primarily due to (1) higher payments to radiologists (approximately $1.9 million) discussed above; (2) higher equipment lease costs (approximately $0.8 million) as a result of an increase in interim rentals; (3) higher depreciation expense (approximately $0.7 million); and (4) higher equipment maintenance (approximately $0.6 million), partially offset by (1) reduced minority interest expense as a result of lower earnings from our consolidated partnerships (approximately $0.7 million); and (2) lower medical supply costs (approximately $0.4 million) as a result of lower volumes and cost reduction initiatives throughout our fixed-site centers.

Costs of operations at our mobile operations decreased approximately 2.7% from approximately $48.8 million for the six months ended December 31, 2005, to approximately $47.5 million for the six months ended December 31, 2006. The decrease was due primarily to a reduction in costs at our existing mobile facilities (approximately $1.7 million), partially offset by severance charges related to the reduction in labor force discussed above ($0.4 million). The reduction in costs at our existing mobile facilities was primarily caused by (1) lower salaries and benefits (approximately $1.0 million) and (2) lower depreciation expense (approximately $0.7 million), partially offset by (1) higher vehicle operation costs (approximately $0.4 million) and (2) bad debt expense (approximately $0.4 million).

Corporate Operating Expenses.  Corporate operating expenses increased approximately 3.7% from approximately $10.8 million for the six months ended December 31, 2005, to approximately $11.2 million for the six months ended December 31, 2006. The increase was due primarily to (1) higher salaries and benefits; (2) higher sales and marketing costs; and (3) higher legal and accounting costs, partially offset by the elimination of costs from a national sales meeting in the first quarter of fiscal 2006.

Interest Expense, net.  Interest expense, net increased approximately 10.1% from approximately $24.8 million for the six months ended December 31, 2005, to approximately $27.3 million for the six months ended December 31, 2006. The increase was due primarily to higher interest rates on our variable rate indebtedness.

Gain on Repurchase of Notes Payable.  In September 2005, we realized a net gain of approximately $3.1 million in connection with our repurchase of approximately $55.5 million of our unsecured senior subordinated notes due 2011.

Loss on Dissolution of Partnership.  In December 2005, we dissolved a mobile lithotripsy partnership in Connecticut. In connection with the dissolution, we recorded a $1.0 million reduction in associated goodwill.

Impairment of Goodwill.  For the six months ended December 31, 2006, we recorded a non-cash goodwill impairment charge of approximately $29.6 million. This charge is a reduction in the carrying value of goodwill at our fixed reporting unit. See Note 5 to our unaudited condensed consolidated financial statements, which are a part of this prospectus and solicitation statement.

Provision for Income Taxes.  Provision for income taxes decreased from approximately $2.2 million for the six months ended December 31, 2005, to approximately $0.3 million for the six months ended December 31, 2006. The provision for income taxes for the six months ended December 31, 2006 is primarily related to estimated state income taxes. The provision for income taxes for the six months ended December 31, 2005 included a provision of approximately $1.0 million for state income taxes and an increase to our deferred tax liability due to goodwill amortization recorded on a tax basis.

Three Months Ended December 31, 2006 and 2005

Revenues.  Revenues decreased approximately 4.8% from approximately $75.6 million for the three months ended December 31, 2005, to approximately $72.0 million for the three months ended December 31, 2006. This decrease was due to lower revenues from our fixed operations (approximately $2.3 million) and from our mobile operations (approximately $1.3 million). Revenues from our fixed and mobile operations represented approximately 63% and 37%, respectively, of our total revenues for the three months ended December 31, 2006.

Revenues from our fixed operations decreased approximately 4.9% from approximately $47.4 million for the three months ended December 31, 2005, to approximately $45.1 million for the three months ended December 31, 2006. This decrease was due primarily to (1) lower revenues from our existing fixed-site centers (approximately $2.4 million) and (2) loss of revenues from the centers we closed during fiscal 2007 and 2006 (approximately $1.1 million), partially offset by (1) higher revenues from changes in payment arrangements with certain radiologists discussed above (approximately $0.9 million) and (2) revenues from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.3 million). Revenues from our existing fixed-site centers decreased because of (1) lower procedure volume (approximately 2%) as a result of the negative trends discussed above and (2) a decline in our average reimbursement from payors (approximately 5%). Revenues will continue to be adversely affected by the negative trends discussed above.

Revenues from our mobile operations decreased approximately 5.0% from approximately $28.2 million for the three months ended December 31, 2005, to approximately $26.8 million for the three months ended December 31, 2006. This decrease was primarily due to lower revenues from our existing mobile facilities. Revenues from our existing mobile facilities decreased because of lower MRI and lithotripsy revenues, partially offset by higher PET and PET/CT revenues due to an increase in the number of PET/CT facilities in service during the three months ended December 31, 2006. Revenues have been and will continue to be adversely affected by the negative trends discussed above.

Approximately 55% of our total revenues were generated from patient services revenues for the three months ended December 31, 2006. All patient services revenues were earned from our fixed operations for the three months ended December 31, 2006. Approximately 45% of our total revenues for the three months ended December 31, 2006 were generated from contract services revenues. Contract services revenues for fixed and mobile operations represented approximately 16% and 84%, respectively, of total contract services revenues for the three months ended December 31, 2006.

Costs of Operations.  Costs of operations increased approximately 1.7% from approximately $66.3 million for the three months ended December 31, 2005, to approximately $67.4 million for the three months ended December 31, 2006. This increase was due primarily to (1) higher costs at our fixed operations (approximately $0.5 million) and (2) higher costs at our billing and other operations (approximately $0.9 million), partially offset by lower costs at our mobile operations (approximately $0.3 million). The increase at our billing and other operations is due primarily to higher salaries and benefits as a result of severance payments in connection with the consolidation of a billing office, partially offset by lower amortization expense on our other intangible assets as a result of a reduction in carrying value from an impairment charge taken during the fourth quarter of fiscal 2006.

Costs of operations at our fixed operations increased approximately 1.3% from approximately $38.2 million for the three months ended December 31, 2005, to approximately $38.7 million for the three months ended December 31, 2006. This increase was due primarily to (1) higher costs at our existing fixed-site centers (approximately $1.1 million); (2) costs from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.3 million); and (3) severance charges related to the reduction in labor force discussed above (approximately $0.1 million), partially offset by the elimination of costs from the centers we closed in fiscal 2007 and 2006 (approximately $1.0 million). The increase in costs at our existing fixed-site centers was primarily due to (1) higher payments to radiologists (approximately $0.9 million) discussed above and (2) higher equipment lease costs (approximately $0.3 million) as a result of an increase in interim rentals, partially offset by (1) reduced minority interest expense as a result of lower earnings from our consolidated partnerships (approximately $0.3 million) and (2) lower medical supply costs (approximately $0.3 million) as a result of lower volumes and cost reduction initiatives throughout our fixed-site centers.

Costs of operations at our mobile operations decreased approximately 1.3% from approximately $23.8 million for the three months ended December 31, 2005, to approximately $23.5 million for the three months ended December 31, 2006. The decrease was due primarily to reduction in costs at our existing mobile facilities (approximately $0.9 million), offset by severance charges related to the reduction in labor force discussed above (approximately $0.4 million). The reduction in costs at our existing mobile facilities was primarily caused by (1) a reduction in salaries and benefits (approximately $0.7 million) and (2) lower depreciation expense (approximately $0.6 million), partially offset by (1) higher equipment lease costs (approximately $0.4 million) as a result of entering into more operating leases for PET/CT mobile facilities and (2) higher vehicle operation costs (approximately $0.3 million).

Corporate Operating Expenses.  Corporate operating expenses increased approximately 7.7% from approximately $5.2 million for the three months ended December 31, 2005, to approximately $5.6 million for the three months ended December 31, 2006. The increase was due primarily to (1) higher salaries and benefits; (2) increased sales and marketing costs; and (3) increased legal and accounting costs, partially offset by (1) the elimination of costs from a national sales meeting in the first quarter of fiscal 2006 and (2) reduced consulting costs.

Interest Expense, net.  Interest expense, net increased approximately 8.7% from approximately $12.6 million for the three months ended December 31, 2005, to approximately $13.7 million for the three months ended December 31, 2006. The increase was due primarily to higher interest rates on our variable rate indebtedness.

Loss and Dissolution of Partnership.  In December 2005, we dissolved a mobile lithotripsy partnership in Connecticut. In connection with the dissolution, we recorded a $1.0 million reduction in associated goodwill.

Impairment of Goodwill.  For the three months ended December 31, 2006, we recorded a non-cash goodwill impairment charge of approximately $29.6 million. This charge is a reduction in the carrying value of goodwill at our fixed reporting unit. See Note 5 to our unaudited condensed consolidated financial statements, which are a part of this prospectus and solicitation statement.

Provision for Income Taxes.  Provision for income taxes decreased from approximately $1.1 million for the three months ended December 31, 2005, to approximately $0.2 million for the three months ended December 31, 2006. The provision for income taxes for the three months ended December 31, 2006 is primarily related to estimated state income taxes. The provision for income taxes for the three months ended December 31, 2005 included a provision of approximately $1.0 million for state income taxes and an increase to our deferred tax liability due to goodwill amortization recorded on a tax basis.

Years Ended June 30, 2006 and 2005

Revenues.  Revenues decreased approximately 3.3% from approximately $316.9 million for the year ended June 30, 2005, to approximately $306.3 million for the year ended June 30, 2006. This decrease was due to lower revenues from our fixed operations (approximately $4.9 million) and from our mobile operations (approximately $5.7 million). Revenues from our fixed operations and mobile operations represented approximately 63% and 37%, respectively, of our total revenues for the year ended June 30, 2006.

Revenues from our fixed operations decreased approximately 2.5% from approximately $196.5 million for the year ended June 30, 2005, to approximately $191.6 million for the year ended June 30, 2006. This decrease was due primarily to (1) a loss of revenues from the centers we sold, deconsolidated or closed during fiscal 2006 and 2005 (approximately $5.9 million) and (2) lower revenues from our existing fixed-site centers (approximately $1.5 million), partially offset by (1) higher revenues from changes in payment arrangements with certain radiologists (approximately $2.1 million) and (2) increased revenues from the acquisition of a fixed-site center in San Ramon, California in March 2006 (approximately $0.4 million). Revenues have been and will continue to be adversely affected by the negative trends described above.

Revenues from our mobile operations decreased approximately 4.7% from approximately $120.4 million for the year ended June 30, 2005, to approximately $114.7 million for the year ended June 30, 2006. This decrease was partially due to the dissolution of a mobile lithotripsy partnership during the second quarter of fiscal 2006 (approximately $1.4 million) and lower revenues from our existing mobile facilities (approximately $4.4 million). This decrease was due to lower MRI and lithotripsy revenues, partially offset by an increase in PET/CT revenues. Our mobile operations revenues were also adversely affected by Hurricanes Katrina, Rita and Wilma (approximately $0.2 million). Revenues have been and will continue to be adversely affected by the negative trends described above.

Approximately 56% of our total revenues for the year ended June 30, 2006 were generated from patient services revenues. Primarily all patient services revenues were earned from our fixed operations for the year ended June 30, 2006. Approximately 44% of our total revenues for the year ended June 30, 2006, were generated from contract services revenues. Contract services revenues from fixed operations and mobile operations represented approximately 15% and 85%, respectively, of total contract services revenues for the year ended June 30, 2006.

Costs of Operations.  Costs of operations increased approximately 1.2% from approximately $268.2 million for the year ended June 30, 2005, to approximately $271.3 million for the year ended June 30, 2006. This increase was due primarily to higher costs in our fixed operations (approximately $4.3 million), partially offset by lower costs in our mobile operations (approximately $0.6 million) and at our billing and other operations (approximately $0.6 million). The decrease at our billing and other operations is due to overall cost savings from the closure of two billing centers during fiscal 2005, offset by a charge for certain severance and the closure of two additional billing centers during fiscal 2006.

Costs of operations at our fixed operations increased approximately 2.9% from approximately $150.1 million for the year ended June 30, 2005, to approximately $154.4 million for the year ended June 30, 2006. The increase was due primarily to higher costs at our existing fixed-site centers (approximately $9.7 million), partially offset by (1) the elimination of costs from the centers we sold, deconsolidated or closed in fiscal 2006 and 2005 (approximately $5.5 million) and (2) a charge for severance payments for a terminated employee during the first quarter of fiscal 2005 (approximately $0.3 million). The increase at our existing fixed-site centers was primarily due to (1) higher salaries and benefits related to technologists and to additional field and center management (approximately $3.6 million); (2) higher payments to radiologists (approximately $2.0 million) discussed above; (3) higher equipment maintenance costs (approximately $1.3 million); (4) charges related to the closure of centers (approximately $0.4 million); and (5) higher occupancy costs (approximately $0.4 million).

Costs of operations at our mobile operations decreased approximately 0.5% from approximately $98.1 million for the year ended June 30, 2005, to approximately $97.6 million for the year ended June 30, 2006. The decrease was due primarily to a reduction in costs associated with the dissolution of a mobile lithotripsy partnership during the second quarter of fiscal 2006 (approximately $1.1 million), partially offset by higher costs at our existing mobile facilities (approximately $0.6 million). The increase in costs at our existing mobile facilities was primarily caused by higher travel and vehicle operations costs (approximately $1.4 million), partially offset by reduced bad debt expense related to certain mobile customers (approximately $0.6 million).

Corporate Operating Expenses.  Corporate operating expenses increased approximately 28.8% from approximately $18.4 million for the year ended June 30, 2005, to approximately $23.7 million for the year ended June 30, 2006. The increase was due primarily to (1) higher salaries and benefits primarily relating to the transfer of certain field responsibilities to corporate (approximately $2.1 million); (2) increased legal expense relating to certain legal proceedings (approximately $0.9 million); (3) severance charges related to organizational realignments during the third and fourth quarters of fiscal 2006 (approximately $0.7 million); (4) costs incurred as a result of a national sales meeting in September 2005 (approximately $0.7 million); and (5) higher consulting costs related to revenue enhancement initiatives (approximately $0.3 million), partially offset by a charge for severance payments for a terminated employee during the first quarter of fiscal 2005 (approximately $0.8 million).

Interest Expense, net.  Interest expense, net increased approximately 13.1% from approximately $44.9 million for the year ended June 30, 2005, to approximately $50.8 million for the year ended June 30, 2006. The increase was due primarily to higher interest rates on our variable rate indebtedness, partially offset by lower outstanding debt due to principal payments on capital lease obligations.

Gain on Repurchase of Notes Payable.  In September 2005, we realized a net gain of $3.1 million in connection with our repurchase of approximately $55.5 million of our unsecured senior subordinated notes due 2011.

Loss on Dissolution of Partnership.  In December 2005, we dissolved a mobile lithotripsy partnership in Connecticut. In connection with this dissolution, we recorded a $1.0 million reduction in associated goodwill.

Impairment of Goodwill and Other Intangible Assets.  For the year ended June 30, 2006, we recorded non-cash impairment charges of approximately $190.8 million. These charges are a reduction in the carrying value of goodwill and other intangible assets at our reporting units (approximately $126.8 million for our fixed reporting unit and approximately $64.0 million for our mobile reporting unit). See “Critical Accounting Policies and Estimates” below.

(Benefit) Provision for Income Taxes.  (Benefit) provision for income taxes changed from a provision of approximately $15.1 million for the year ended June 30, 2005 to a benefit of approximately $14.8 million for the year ended June 30, 2006. As a result of our pre-tax loss for the year ended June 30, 2006 and anticipated future losses, we determined that a valuation allowance continued to be necessary due to the uncertainty of the future realization of net operating loss carryforwards and other assets. This valuation allowance does not affect our cash flows or the timing of income taxes payable in the future. The net deferred tax liability of approximately $15.2 million at the year ended June 30, 2005 was the result of financial statement and tax basis differences for goodwill. These differences were not expected to reverse in the foreseeable future. In the year ended June 30, 2006 this deferred tax liability was reduced to $3.5 million as a result of the impairment charges, net of recording a deferred tax liability related to financial and tax basis differences on our indefinite-lived other intangible assets.

Years Ended June 30, 2005 and 2004

Revenues.  Revenues increased approximately 8.9% from approximately $290.9 million for the year ended June 30, 2004, to approximately $316.9 million for the year ended June 30, 2005. This increase was due to higher revenues from our fixed operations (approximately $19.7 million) and our mobile operations (approximately $6.3 million). Revenues from our fixed operations and mobile operations represented approximately 62% and 38%, respectively, of our total revenues for the year ended June 30, 2005.

Revenues from our fixed operations increased approximately 11.1% from approximately $176.8 million for the year ended June 30, 2004, to approximately $196.5 million for the year ended June 30, 2005. The increase was due primarily to (1) the CMI acquisition (approximately $29.7 million); and (2) revenues from the fixed-site centers we opened in fiscal 2005 and 2004 (approximately $1.5 million), partially offset by a reduction in (1) revenues from our existing fixed-site centers; and (2) revenues from the fixed-site centers we sold in fiscal 2005 and 2004 (approximately $1.3 million). Revenues at our existing consolidated fixed-site centers decreased approximately 3.1% because of (1) a decrease in procedure volume at the fixed-site centers as a result of the adverse factors affecting our fixed operations discussed above; and (2) a decrease in our average reimbursement from payors.

Revenues from our mobile operations increased approximately 5.5% from approximately $114.1 million for the year ended June 30, 2004, to approximately $120.4 million for the year ended June 30, 2005. The increase was due to (1) revenues from our existing mobile facilities (approximately $4.4 million); and (2) the CDL acquisition (approximately $1.9 million). The increase in revenues from our existing mobile facilities was the result of higher PET and PET/CT revenues (approximately $5.8 million), partially offset by lower MRI and other revenues (approximately $1.4 million). The increase in PET and PET/CT revenues was primarily due to an increase in the number of PET and PET/CT facilities in service. The decrease in MRI revenues was due to fewer MRI facilities in service and the loss of some high volume customer contracts. The loss of high volume customers is primarily the result of customers reaching sufficient patient volumes to finance the cost of acquiring their own system. This has increased in recent years as equipment manufacturers have offered attractive financing to high volume customers. We experienced losses of high volume customers across our network and not just in any one region.

Approximately 57% of our total revenues for the year ended June 30, 2005 were generated from patient services revenues. Patient services revenues from fixed operations and mobile operations represented approximately 99% and 1%, respectively, of total patient services revenues for the year ended June 30, 2005. Approximately 43% of our total revenues for the year ended June 30, 2005, were generated from contract services revenues. Contract services revenues from fixed operations and mobile operations represented approximately 13% and 87%, respectively, of total contract services revenues for the year ended June 30, 2005.

Costs of Operations.  Costs of operations increased approximately 14.9% from approximately $233.4 million for the year ended June 30, 2004, to approximately $268.2 million for the year ended June 30, 2005. This increase was due primarily to (1) the CDL and CMI acquisitions (approximately $1.2 million and $22.4 million, respectively); (2) increased costs at our mobile operations (approximately $9.8 million); (3) an increase in salaries and benefits at our billing operations, primarily related to the CMI acquisition (approximately $0.9 million); and (4) a charge related to the consolidation of certain billing offices (approximately $0.3 million).

Costs of operations at our fixed operations increased approximately 16.5% from approximately $128.8 million for the year ended June 30, 2004, to approximately $150.1 million for the year ended June 30, 2005. The increase was due to (1) the CMI acquisition (approximately $22.4 million); (2) increased costs at the fixed-site centers we opened in fiscal 2005 and 2004 (approximately $1.4 million); (3) a charge for the closure of a fixed-site center (approximately $0.5 million); (4) a charge for severance payments for a terminated employee (approximately $0.3 million); and (5) an increase in costs at our existing fixed-site centers, partially offset by reduced costs from the fixed-site centers we sold in fiscal 2005 and 2004 (approximately $1.3 million).

Costs of operations at our mobile operations increased approximately 12.6% from approximately $87.1 million for the year ended June 30, 2004, to approximately $98.1 million for the year ended June 30, 2005. The increase was due to (1) the CDL acquisition (approximately $1.2 million); and (2) increased costs at our existing mobile facilities (approximately $9.8 million). The increase in costs at our existing mobile facilities was due primarily to (1) higher salaries and benefits, particularly technologists (approximately $4.5 million); (2) an increase in equipment lease costs (approximately $2.1 million); (3) an increase in vehicle costs (approximately $0.2 million); and (4) an increase in medical supply costs (approximately $0.8 million). Our PET and PET/CT facilities, which have higher (1) medical supply costs relating to the use of radiopharmaceuticals; (2) technologist salaries relating to the shortage of PET technologists and the number of technologists needed to operate PET/CT facilities; and (3) vehicle operation costs because PET and PET/CT facilities are moved more frequently, accounted for approximately $6.9 million of the increase in costs for our mobile operations. We believe that these higher costs will continue as we add additional PET/CT facilities.

Corporate Operating Expenses.  Corporate operating expenses increased approximately 13.6% from approximately $16.2 million for the year ended June 30, 2004, to approximately $18.4 million for the year ended June 30, 2005. The increase was due primarily to (1) additional legal and accounting costs primarily related to Sarbanes-Oxley implementation (approximately $0.9 million); (2) consulting costs (approximately $0.5 million); (3) higher salaries and benefits (approximately $0.5 million); and (4) a charge for severance payments for a terminated employee (approximately $0.8 million). In 2005, we did not have any costs and expenses related to a withdrawn public offering, which totaled approximately $1.7 million in 2004.

Interest Expense, net.  Interest expense, net increased approximately 10.3% from approximately $40.7 million for the year ended June 30, 2004, to approximately $44.9 million for the year ended June 30, 2005. The increase was due primarily to additional indebtedness related to the CDL and CMI acquisitions and an increase in the interest rate on our variable rate indebtedness, partially offset by a reduction due to principal payments on notes payable and capital lease obligations.

Provision for Income Taxes.  Provision for income taxes increased from approximately $2.0 million for the year ended June 30, 2004, to approximately $15.1 million for the year ended June 30, 2005. As a result of our pre-tax loss for the year ended June 30, 2005 and anticipated future tax losses, we determined in the fourth quarter that a valuation allowance was necessary due to the uncertainty of future realization of net operating loss carryforwards and other assets. This decision was based on our anticipated future cumulative pre-tax losses, the main determination for recording such an allowance. In determining the net asset subject to a valuation allowance, we excluded a deferred tax liability related to an asset with an indefinite useful life that is not expected to reverse in the foreseeable future. This resulted in a net deferred tax liability of approximately $15.2 million after application of the valuation allowance. This valuation allowance does not affect our cash flows or the timing of income taxes payable in the future.

Financial Condition, Liquidity and Capital Resources

We have historically funded our operations and capital project requirements from net cash provided by operating activities, capital and operating leases and our existing revolving credit facility. We expect to fund future working capital and capital projects requirements from net cash provided by operating activities, capital and operating leases, and our existing revolving credit facility. Due to the anticipated negative trend in our Adjusted EBITDA and Medicare reimbursement reductions, we anticipate that operating cash flow will continue to decline as well, which will result in:

•	a reduction in the amounts available under our existing revolving credit facility, and therefore a decline in our borrowing base;

•	difficulty funding our capital projects; and

•	more stringent financing and leasing terms from equipment manufacturers and other financing resources.

Liquidity.  During recent years, we have experienced many adverse market conditions and our financial performance has deteriorated. We reported a net loss of approximately $210.8 million for the fiscal year ended June 30, 2006, and a net loss of approximately $55.7 million for the six months ended December 31, 2006. Though non-cash goodwill impairment charges constituted the significant component of both reported net losses, we have experienced, and expect to continue to experience, decreases in revenues and increases in cost of operations, corporate operating expenses and interest expense. Since June 30, 2006, the decrease in revenues and increases in costs and expenses were greater than we anticipated. With our current cash balances, amounts available under our existing revolving credit facility and anticipated net cash provided by operating activities, we determined that we may not be able to satisfy long-term working capital needs, debt service obligations and capital expenditure and other cash requirements. In addition, we determined that if we were not able to satisfy these obligations because we were unable to generate sufficient cash provided by operating activities, access sufficient available funds under our existing revolving credit facility or refinance or obtain additional liquidity sources or because of other adverse changes in our business, we may face a default and acceleration of our debt, possibly leading to bankruptcy or insolvency.

We engaged Lazard Frères & Co. LLC as our financial advisor to assist us in exploring strategic alternatives, including the exchange offer. As of now, we are continuing to operate our business under its current capitalization structure while trying to maximize net cash provided by operating activities and minimize our discretionary use of cash for capital projects subject to completion of the restructuring. However, if we are unsuccessful in completing the exchange offer, we may determine to proceed with one or more of the following alternative approaches: (i) sell all or a portion of our business; (ii) enter into a different negotiated settlement with holders of all or a portion of our indebtedness; and/or (iii) pursue a different plan of reorganization to restructure all or a portion of our indebtedness under chapter 11 of the Bankruptcy Code. Any of these alternative approaches will require the consent or waiver of our existing revolving credit facility provider. Because of these uncertainties and alternative approaches described above, there is substantial doubt about our ability to continue as a going concern.

Our short-term and long-term liquidity needs will arise primarily from:

•	interest payments relating to our senior secured floating rate notes;

•	capital projects;

•	working capital requirements; and

•	potential acquisitions.

There are no scheduled principal repayments on our senior secured floating rate notes until 2011.

Our primary source of liquidity is cash provided by operating activities. Our ability to generate cash flows from operating activities is based upon several factors including the following:

•	the volume of patients at our fixed-site centers;

•	the reimbursement we receive for our services;

•	the demand for our mobile services;

•	our ability to control expenses; and

•	our ability to collect our trade accounts receivables from third-party payors, hospitals, physician groups, other healthcare providers and patients.

A summary of our cash flows is as follows (amounts in thousands):

				Six Months
	Years Ended June 30,			Ended December 31,
	2006	2005	2004	2006	2005
				(Unaudited)

Net cash provided by operating activities	$37,628	$64,045	$62,904	$9,521	$23,235
Net cash used in investing activities	(28,507)	(35,759)	(145,034)	(9,395)	(14,671)
Net cash (used in) provided by financing activities	(1,752)	(37,859)	92,988	(2,478)	1,748

Increase (decrease) in cash and cash equivalents	$7,369	$(9,573)	$10,858	$(2,352)	$10,312

Net cash provided by operating activities was approximately $37.6 million for the year ended June 30, 2006 and resulted primarily from (1) the net loss before depreciation, amortization, deferred taxes and impairment of goodwill and other intangible assets; (2) an increase in accounts payable and accrued expenses (approximately $3.5 million); and (3) a decrease in trade accounts receivables, net (approximately $3.0 million). The increase in accounts payable and accrued expenses is primarily due to accrued interest costs related to the timing of interest payments on our senior secured floating rate notes. The decrease in trade accounts receivables, net is primarily due to reduced revenues.

Net cash used in investing activities was approximately $28.5 million for the year ended June 30, 2006. Cash used in investing activities resulted primarily from (1) our purchase or upgrade of diagnostic imaging equipment at our existing fixed-site centers and mobile facilities (approximately $30.9 million) and (2) our purchase of a majority ownership interest in joint venture discussed above (approximately $2.3 million, net of cash acquired), partially offset by cash proceeds from our net sale of short-term investments (approximately $5.0 million).

Net cash used in financing activities was approximately $1.8 million for the year ended June 30, 2006. Cash used in financing activities resulted primarily from capital lease payments (approximately $5.4 million), offset by the net proceeds received from the issuance of $300 million aggregate principal amount of senior secured floating rate notes (approximately $4.1 million).

Net cash provided by operating activities was approximately $9.5 million for the six months ended December 31, 2006 and resulted primarily from (1) the net loss before depreciation, amortization and impairment of goodwill; (2) an increase in accounts payable and accrued expenses (approximately

$3.1 million); and (3) a decrease in trade accounts receivables, net (approximately $2.4 million). The increase in accounts payable and accrued expenses is primarily due to our annual insurance premium renewal.

Net cash used in investing activities was approximately $9.4 million for the six months ended December 31, 2006 and resulted primarily from the purchase or upgrade of diagnostic imaging equipment at our existing fixed-site centers and mobile facilities (approximately $8.8 million).

Net cash used in financing activities was approximately $2.5 million for the six months ended December 31, 2006 and resulted primarily from notes payable and capital lease payments.

The following table sets forth our Adjusted EBITDA for the years ended June 30, 2006, 2005 and 2004 and the, six and three months ended December 2006 and 2005. We define Adjusted EBITDA as our earnings before interest, taxes, depreciation and amortization excluding the gain on repurchase of notes payable, the loss on dissolution of partnership and impairment of goodwill and other intangible assets. Adjusted EBITDA has been included because we believe that it is a useful tool for us and our investors to measure our ability to meet debt service, capital project and working capital requirements. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, income from company operations or other traditional indicators of operating performance and cash flow from operating activities or other traditional indicators of liquidity, in each case determined in accordance with accounting principles generally accepted in the United States. We present the discussion of Adjusted EBITDA because covenants in the agreements governing our material indebtedness contain ratios based on this measure. While Adjusted EBITDA is used as a measure of liquidity and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculations. Our reconciliation of net cash provided by operating activities to Adjusted EBITDA is as follows (amounts in thousands):

				Six Months Ended		Three Months Ended
	Years Ended June 30,			December 31,		December 31,
	2006	2005	2004	2006	2005	2006	2005
				(Unaudited)		(Unaudited)

Net cash provided by operating activities	$37,628	$64,045	$62,904	$9,521	$23,235	$9,169	$11,994
(Benefit) provision for income taxes	(14,824)	15,069	1,950	300	2,200	150	1,100
Interest expense, net	50,754	44,860	40,682	27,323	24,790	13,669	12,624
(Loss) gain on sales of centers	—	(170)	2,129	—	—	—	—
Amortization of debt issuance costs	(3,051)	(3,173)	(2,911)	(1,579)	(1,977)	(790)	(680)
Equity in earnings of unconsolidated partnerships	3,072	2,613	2,181	1,632	1,628	880	795
Distributions from unconsolidated partnerships	(3,387)	(2,621)	(2,054)	(1,540)	(1,558)	(824)	(805)
Net change in operating assets and liabilities	(6,121)	(7,086)	(592)	(3,976)	(2,181)	(7,778)	(3,458)
Net change in deferred income taxes	15,224	(15,224)	—	—	(2,100)	—	(1,050)

Adjusted EBITDA	$79,295	$98,313	$104,289	$31,681	$44,037	$14,476	$20,520

Adjusted EBITDA decreased approximately 28.0% from approximately $44.0 million for the six months ended December 31, 2005, to approximately $31.7 million for the six months ended December 31, 2006. This decrease was due primarily to (1) reductions in Adjusted EBITDA from our fixed operations (approximately $7.1 million) and our mobile operations (approximately $3.3 million); (2) an increase in costs at our billing and other operations (approximately $1.5 million); and (3) an increase in corporate operating expenses (approximately $0.4 million).

Adjusted EBITDA from our fixed operations decreased approximately 20.2% from approximately $35.2 million for the six months ended December 31, 2005, to approximately $28.1 million for the six months ended December 31, 2006. This decrease was due primarily to (1) a reduction in Adjusted EBITDA at our existing fixed-site centers (approximately $6.3 million); (2) the elimination of Adjusted EBITDA at the fixed-site centers we closed during fiscal 2007 and 2006 (approximately $0.7 million); (3) charges to close two centers discussed above (approximately $0.3 million); and (4) severance charges discussed above (approximately $0.1 million), partially offset by Adjusted EBITDA from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.3 million). The reduction in Adjusted EBITDA at our existing fixed-site centers is primarily due to the reduction in revenues and increase in costs discussed above.

Adjusted EBITDA from our mobile operations decreased approximately 13.6% from approximately $24.3 million for the six months ended December 31, 2005, to approximately $21.0 million for the six months ended December 31, 2006. This decrease was due primarily to (1) the reduction in revenues discussed above and (2) severance charges discussed above (approximately $0.4 million), partially offset by the reduction in costs discussed above.

Adjusted EBITDA decreased approximately 29.3% from approximately $20.5 million for the three months ended December 31, 2005, to approximately $14.5 million for the three months ended December 31, 2006. This decrease was due primarily to (1) reductions in Adjusted EBITDA from our fixed operations (approximately $2.4 million) and mobile operations (approximately $1.8 million); (2) an increase in costs at our billing and other operations (approximately $1.5 million); and (3) an increase in corporate operating expenses (approximately $0.3 million).

Adjusted EBITDA from our fixed operations decreased approximately 15.0% from approximately $16.0 million for the three months ended December 31, 2005, to approximately $13.6 million for the three months ended December 31, 2006. This decrease was due primarily to (1) a reduction in Adjusted EBITDA at our existing fixed-site centers (approximately $2.1 million); (2) the elimination of Adjusted EBITDA at the fixed-site centers we closed during fiscal 2007 and 2006 (approximately $0.3 million); and (3) severance charges discussed above (approximately $0.1 million), partially offset by Adjusted EBITDA from a fixed-site center we purchased during the third quarter of fiscal 2006 (approximately $0.1 million). The reduction in Adjusted EBITDA at our existing fixed-site centers is primarily due to the reduction in revenues and increase in costs discussed above.

Adjusted EBITDA from our mobile operations decreased approximately 14.5% from approximately $11.7 million for the three months ended December 31, 2005, to approximately $10.0 million for the three months ended December 31, 2006. This decrease was due primarily to (1) the reduction in revenues discussed above and (2) severance charges discussed above (approximately $0.4 million), partially offset by the reduction in costs discussed above.

Adjusted EBITDA decreased approximately 19.3% from approximately $98.3 million for the year ended June 30, 2005, to approximately $79.3 million for the year ended June 30, 2006. This decrease was due primarily to (1) reductions in Adjusted EBITDA from our fixed operations (approximately $8.5 million) and our mobile operations (approximately $5.8 million) and (2) an increase in corporate operating expenses (approximately $5.2 million), partially offset by a reduction in costs at our billing and other operations (approximately $0.6 million).

Adjusted EBITDA from our fixed operations decreased approximately 11.5% from approximately $74.1 million for the year ended June 30, 2005, to approximately $65.6 million for the year ended June 30, 2006. This decrease was due primarily to (1) a reduction in Adjusted EBITDA at our existing fixed-site centers (approximately $8.1 million) and (2) the elimination of Adjusted EBITDA at the fixed-site centers we sold or closed during fiscal 2006 and 2005 (approximately $0.9 million), partially offset by (1) a charge for severance payments for a terminated employee during the first quarter of fiscal 2005 (approximately $0.3 million) and (2) an increase in Adjusted EBITDA from the acquisition of a fixed-site center in

San Ramon, California (approximately $0.2 million). The reduction in Adjusted EBITDA at our existing fixed-site centers is primarily due to the reduction in revenues and increase in costs discussed above.

Adjusted EBITDA from our mobile operations decreased approximately 10.8% from approximately $53.4 million for the year ended June 30, 2005, to approximately $47.6 million for the year ended June 30, 2006. This decrease was due primarily to the reduction in revenues and increase in costs discussed above.

Adjusted EBITDA decreased approximately 5.8% from approximately $104.3 million for the year ended June 30, 2004, to approximately $98.3 million for the year ended June 30, 2005. This decrease was due primarily to (1) an increase in corporate operating expenses (approximately $2.2 million), (2) an increase in salaries and benefits at our billing operations primarily related to the CMI acquisition (approximately $0.9 million) and (3) a decrease in Adjusted EBITDA from our mobile operations (approximately $2.9 million), partially offset by an increase in Adjusted EBITDA from our fixed operations (approximately $0.7 million).

Adjusted EBITDA from our fixed operations increased 1.0% from approximately $73.4 million for the year ended June 30, 2004, to approximately $74.1 million for the year ended June 30, 2005. This increase was due primarily to (1) the CMI acquisition (approximately $11.1 million) and (2) the fixed-site centers we opened in fiscal 2005 (approximately $0.6 million), partially offset by (1) a decrease at our existing fixed-site centers (approximately $7.5 million), primarily related to decreased procedure volume and reimbursement discussed above, (2) the elimination of the gain on sale of the fixed-site center we sold in fiscal 2004 (approximately $2.1 million), (3) the elimination of EBITDA at the fixed-site centers we sold in fiscal 2005 and 2004 (approximately $0.4 million) and (4) a charge for severance payments for a terminated employee (approximately $0.3 million).

Adjusted EBITDA from our mobile operations decreased approximately 5.2% from approximately $56.3 million for the year ended June 30, 2004, to approximately $53.4 million for the year ended June 30, 2005. This decrease was due to a reduction at our existing mobile facilities (approximately $4.0 million), primarily related to the increase in costs discussed above, partially offset by the CDL acquisition (approximately $1.1 million).

Capital Projects.  As of December 31, 2006, we have committed to capital projects of approximately $7.7 million through March 2007, which includes the purchase of three MRI systems (approximately $5.0 million) and one PET/CT system (approximately $1.2 million). We expect to use either internally generated funds or capital or operating leases to finance the acquisition of such equipment. We may purchase, lease or upgrade other diagnostic imaging systems as opportunities arise to place new equipment into service when new contract services agreements are signed, existing agreements are renewed, acquisitions are completed, or new fixed-site centers and mobile facilities are developed in accordance with our core market strategy. If we are unable to generate sufficient cash from our operations or obtain additional funds through bank financing, the issuance of equity or debt securities, and operating leases, we may be unable to maintain a competitive equipment base. As a result, we may not be able to maintain our competitive position in our core markets or expand our business.

Floating Rate Notes and Revolving Credit Facility.  Through InSight, we have outstanding $300 million aggregate principal amount of senior secured floating rate notes due 2011, or floating rate notes. The floating rate notes mature in November 2011 and bear interest at LIBOR plus 5.25% per annum, payable quarterly. The floating rates notes are secured by a first priority lien on substantially all of InSight’s and the guarantors’ existing and future tangible and intangible personal property including, without limitation, equipment, certain contracts and intellectual property, but are not secured by a lien on their real property, accounts receivables and related assets, cash accounts related to receivables and certain other assets. In addition, the floating rate notes are secured by a portion of InSight’s stock and the stock or other equity interests of InSight’s subsidiaries. The floating rate notes are redeemable at our option at specific prices depending on the date of redemption.

Certain holders of the senior subordinated notes have committed that if the exchange offer is consummated without the filing of the prepackaged plan they will purchase from us $9.9 million of aggregate principal amount of our floating rate notes due 2011. Such notes would be issued at 80% of their principal amount, or $7.92 million in cash, and would be entitled to customary registration rights and other terms consistent with our original issuance senior secured floating rate notes. We would use the cash proceeds from such issuance to pay a portion of the $9.725 million of consent payments. The issuance of such floating rate notes is at our option, but we will not be permitted to issue additional floating rate notes to other parties for a period of six months following the closing of the exchange offer without first issuing the $9.9 million of aggregate principal amount of floating rate notes to these holders of senior subordinated notes on the terms described above.

In January 2006, we purchased an interest rate cap contract. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0%. As of December 31, 2006, the fair value of the interest rate cap contract was approximately $0.4 million.

Through InSight, we also have an asset-based revolving credit facility of up to $30.0 million. As of March 31, 2007, we had approximately $26.5 million of availability under the revolving credit facility, based on our borrowing base; however, because of certain covenant requirements, $15.0 million of our borrowing capacity is restricted, leaving our effective availability at $11.5 million. On April 30, 2007, we borrowed $7 million under the revolving credit facility, which reduced our effective availability to $4.5 million. As of April 30, 2007, there were letters of credit of approximately $2.6 million outstanding, of which $2.0 million are cash collateralized under the revolving credit facility. Borrowings under the existing revolving credit facility bear interest at LIBOR plus 2.5% per annum or, at our option, the base rate (which is the Bank of America, N.A. prime rate). We are required to pay an unused facility fee of 0.50% per annum, payable quarterly, on unborrowed amounts on the existing revolving credit facility. The existing revolving credit facility contains a fixed charge coverage covenant that we would be required to meet if our eligible borrowing base (net of outstanding borrowings) plus eligible cash falls below $15 million. As of December 31, 2006, we would be unable to meet this fixed charge coverage covenant, and we expect to be unable to meet this covenant in the foreseeable future. As we are unable to meet this covenant our availability under the existing revolving credit facility would be restricted to keep our eligible borrowing base (net of outstanding borrowings) plus eligible cash above $15 million.

All obligations under the existing revolving credit facility are secured, subject to certain exceptions, by a first priority security interest in all of InSight’s, the co-borrowers’ and the guarantors’: (i) accounts; (ii) instruments, chattel paper (including, without limitation, electronic chattel paper), documents, letter-of-credit rights and supporting obligations relating to any account; (iii) general intangibles that relate to any account; (iv) monies in the possession or under the control of the lenders under the existing revolving credit facility; (v) products and cash and non-cash proceeds of the foregoing; (vi) certain deposit accounts and any deposit accounts established for the collection of proceeds from the assets described above; and (vii) books and records pertaining to any of the foregoing. The security interest purported to be created in respect of deposit accounts, as described above, is subject to any restrictions imposed by applicable law.

The agreements governing our existing revolving credit facility, floating rate notes and senior subordinated notes contain restrictions on additional borrowing, capital projects, asset sales, dividend payments and certain other covenants. As of December 31, 2006, we were in compliance with these agreements. The agreements governing our existing revolving credit facility and floating rate notes restrict our ability to prepay other indebtedness, including the senior subordinated notes.

On March 15, 2007, we entered into a letter agreement with the lenders and administrative agent under our existing revolving credit facility that permits us to consummate the exchange offer and consent solicitation. On May 1, 2007, we entered into a letter agreement with the lenders and administrative agent under our existing revolving credit facility which, among other things, (i) permits us to incur and pay the consent payments that are payable to the holders of the senior subordinated notes who consent to the indenture amendments described in this prospectus and solicitation statement, (ii) permits us to issue additional floating rate notes to finance the payment of such consent payments, (iii) waives until May 31, 2007 the event of default under our existing revolving credit facility arising from our failure to pay the interest payment on the senior subordinated notes that was due on May 1, 2007 and (iv) modifies the material adverse effect representation in our existing revolving credit facility to exclude events that have been previously disclosed in our filings with the SEC.

We believe that, in the event that we were to pursue the prepackaged plan, our existing revolving credit facility would be inadequate for the implementation of the prepackaged plan. As a result, we entered into a commitment letter with our existing lender whereby our existing lender has agreed to provide us with debtor-in-possession financing while we are in bankruptcy, subject to the terms and conditions specified in such commitment letter. We expect to complete the debtor-in-possession financing contemporaneously with the filing of the prepackaged plan. We have also begun preliminary discussions with our existing lender and other institutional lenders for the provision of a multi-year revolving credit facility that will be effective upon our exit from bankruptcy.

We failed to make the semi-annual interest payment of approximately $9.6 million in the aggregate due May 1, 2007 on the outstanding senior subordinated notes. Non-payment of interest due on the senior subordinated notes starts a 30-day grace period during which payment can be made before triggering (i) an event of default under the senior subordinated note indenture and (ii) cross-default and acceleration of debt provisions under agreements governing our material indebtedness, including the revolving credit facility and the senior floating rate notes.

Contractual Commitments.  As defined by SEC reporting regulations, our contractual obligations as of June 30, 2006 are as follows (amounts in thousands):

		Payments Due by Period
			1-3	3-5	After
	Total	Less Than 1 Year	Years	Years	5 Years

Long-term debt obligations	$773,216	$50,887	$101,821	$100,806	$519,702
Capital lease obligations	9,288	5,602	3,488	198	—
Operating lease obligations	40,525	10,381	15,729	8,555	5,860
Purchase commitments	10,542	10,542	—	—	—

Total contractual obligations	$833,571	$77,412	$121,038	$109,559	$525,562

The long-term debt obligations and capital lease obligations include both principal and interest commitments for the periods presented. The interest commitment on our floating rate notes is based on the fixed interest rate at June 30, 2006 (10.40%), after giving effect to our interest rate cap contract.

Off-Balance Sheet Arrangements

There are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) that have, or are reasonably likely to have a current or future material effect on our financial condition, changes in the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of financial condition and results of operations, as well as disclosures included elsewhere in this prospectus and solicitation statement are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingencies. We believe the critical accounting policies that most impact the consolidated financial statements are described below. A summary of our significant accounting policies can be found in the notes to our consolidated financial statements which are included elsewhere in this prospectus and solicitation statement.

Revenue Recognition.  Revenues from patient services and from contract services are recognized when services are provided. Patient services revenues are presented net of (1) related contractual adjustments, which represent the difference between our charge for a procedure and what we will ultimately receive from private health insurance programs, Medicare, Medicaid and other federal healthcare programs, and (2) payments due to radiologists. We report payments made to radiologists on a net basis because (1) we are not the primary obligor for the provision of professional services, (2) the radiologists receive contractually agreed upon amounts from collections and (3) the radiologists bear the risk of non-collection; however, we have recently entered into arrangements with several radiologists pursuant to which we pay the radiologists directly for their professional services on an agreed upon contractual rate. With respect to these arrangements, the professional component is included in our revenues, and our payments to the radiologists are included in costs of services. Contract services revenues are recognized over the applicable contract period. Revenues collected in advance are recorded as unearned revenue.

Trade Accounts Receivables.  We review our trade accounts receivables and our estimates of the allowance for doubtful accounts and contractual adjustments each period. Contractual adjustments are manual estimates based upon an analysis of (1) historical experience of contractual payments from payors and (2) the outstanding accounts receivables from payors. Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. The provision for doubtful accounts includes amounts to be written off with respect to (1) specific accounts involving customers, which are financially unstable or materially fail to comply with the payment terms of their contract and (2) other accounts based on our historical collection experience, including payor mix and the aging of patient accounts receivables balances. Receivables deemed to be uncollectible, either through a customer default on payment terms or after reasonable collection efforts have been exhausted, are fully written off against their corresponding asset account, with a reduction to the allowance for doubtful accounts to the extent such an allowance was previously recorded. Our historical write-offs for uncollectible accounts receivables are not concentrated in a specific payor class. While we have not in the past experienced material differences between the amounts we have collected and our estimated allowances, the amounts we realize in the future could differ materially from the amounts assumed in arriving at the allowance for doubtful accounts and contractual adjustments.

Goodwill and Other Intangible Assets.  Goodwill represents the excess purchase price we paid over the fair value of the tangible and intangible assets and liabilities acquired in acquisitions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), the goodwill and indefinite-lived intangible asset balances are not being amortized, but instead are subject to an annual assessment of impairment by applying a fair-value based test. Other intangible assets are amortized on a straight-line basis over the estimated lives of the assets ranging from five to thirty years.

We evaluate the carrying value of goodwill and other intangible assets, including the related amortization period, in the second quarter of each fiscal year. Additionally, we review the carrying amount of goodwill and other intangible assets whenever events and circumstances indicate that their respective carrying amounts may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. In a business combination, goodwill is allocated to our two reporting units (mobile and fixed), which are the same as our reportable operating segments, based on relative fair value of the assets acquired and liabilities assumed. In evaluating goodwill and other intangible assets not subject to amortization, we complete the two-step impairment test as required by SFAS 142. In the first of a two-step impairment test, we determine the fair value of these reporting units using a discounted cash flow valuation model, market multiple model or appraised values, as appropriate. SFAS 142 requires us to compare the fair value for the reporting unit to its carrying value on an annual basis to determine if there is potential impairment. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit with the carrying amount of that goodwill.

For the year ended June 30, 2006, based on the factors described above and in Note 8 to our audited consolidated financial statements, which are a part of this prospectus and solicitation statement, we performed an interim valuation analysis in accordance with SFAS 142 using a discounted cash flow valuation model and a market multiple model, and we recorded a non-cash goodwill impairment charge of approximately $189.4 million related to our reporting units (approximately $126.8 million for our fixed reporting unit and approximately $62.6 for our mobile reporting unit). For the six months ended December 31, 2006, based on our continued declining financial performance and deteriorating market conditions, we recorded a non-cash goodwill impairment charge of approximately $29.6 million related to our fixed reporting unit.

We assess the ongoing recoverability of our intangible assets subject to amortization by determining whether the intangible asset balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with projected future cash flows discounted at our incremental borrowing rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, for the year ended June 30, 2006, we recorded a non-cash impairment charge related to our other intangible assets of approximately $1.4 million related to wholesale contracts in our mobile reporting unit.

Income Taxes.  We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

New Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurement” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. We will be required to adopt SFAS 157 on July 1, 2008. We are currently assessing the effect of SFAS 157 on our financial condition and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and we are required to adopt its provisions in our fiscal year ending June 30, 2007. We do not expect the adoption of SAB 108 to have a material effect on our financial condition and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. We are required to adopt the provisions of FIN 48 beginning in fiscal 2008. We are currently evaluating the effect of FIN 48 on our financial condition and results of operations.

In June 2005, the Emerging Issues Task Force (EITF) reached a consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (EITF 04-05), which provides guidance on when a sole general partner should consolidate a limited partnership. A sole general partner in a limited partnership is presumed to control that limited partnership and therefore should include the limited partnership in its consolidated financial statements, regardless of the sole general partner’s ownership interest in the limited partnership. The control presumption may be overcome if the limited partners have the ability to remove the sole general partner or otherwise dissolve the limited partnership. Other substantive participating rights by the limited partners may also overcome the control presumption. On July 1, 2006, we adopted the provisions of EITF 04-05 for all existing limited partnerships, which did not have a material effect on our financial condition and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that a pronouncement does not include specific transition provisions. On July 1, 2006, we adopted the provisions of SFAS 154, which did not have a material effect on our financial condition and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We provide our services in the United States and receive payment for our services exclusively in United States dollars. Accordingly, our business is unlikely to be affected by factors such as changes in foreign market conditions or foreign currency exchange rates.

Our market risk exposure relates primarily to interest rates, where we will periodically use interest rate swaps to hedge variable interest rates on our indebtedness. We do not engage in activities using complex or highly leveraged instruments.

Interest Rate Risk

In order to modify and manage the interest characteristics of our outstanding indebtedness and limit the effects of interest rates on our operations, we may use a variety of financial instruments, including interest rate hedges, caps, floors and other interest rate exchange contracts. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks such as counterparty credit risk and legal enforceability of hedging contracts. We do not enter into any transactions for speculative or trading purposes.

In January 2006, through InSight, we purchased an interest rate cap contract. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0%. As of December 31, 2006, the fair value of the interest rate cap contract was approximately $0.4 million. The contract exposes us to credit risk in the event that the counterparty to the contract does not or cannot meet its obligations. The counterparty to the contract is a major financial institution and we expect the counterparty to be able to perform its obligations under the contract.

Our future earnings and cash flows are dependent upon prevailing market rates of interest, such as LIBOR. Based on interest rates and outstanding balances as of December 31, 2006, and after giving effect to our interest rate cap contract discussed above, a 1% increase or decrease in interest rates on our $299.1 million of floating rate debt would affect annual future earnings and cash flows by approximately $2.0 million and $3.0 million, respectively. The weighted average interest rate on our floating rate debt as of December 31, 2006 was approximately 9.2%.

These amounts are determined by considering the impact of hypothetical interest rates on our borrowing cost. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in that environment. Further, in the event of a change of this magnitude, we would consider taking actions to further mitigate our exposure to any such change. Due to the uncertainty of the specific actions that would be taken and their possible effects, however, this sensitivity analysis assumes no changes in our capital structure.

Inflation Risk

We do not believe that inflation has had a material adverse impact on our business or operating results during the periods presented. We cannot assure you, however, that our business will not be affected by inflation in the future.

BUSINESS

We are a nationwide provider of diagnostic imaging services through our integrated network of fixed-site centers and mobile facilities which are focused in targeted regions throughout the United States. Our services include magnetic resonance imaging, or MRI, positron emission tomography, or PET, computed tomography, or CT, and other technologies. These services are noninvasive techniques that generate representations of internal anatomy on film or digital media which are used by physicians for the diagnosis and assessment of diseases and disorders.

As of December 31, 2006, our network consists of 109 fixed-site centers and 108 mobile facilities. This combination allows us to provide a full continuum of imaging services to better meet the needs of our customers. Our fixed-site centers include freestanding centers and joint ventures with hospitals and radiology groups. Our mobile facilities provide hospitals, physician groups and other healthcare providers access to imaging technologies when they lack either the resources or patient volume to provide their own imaging services or require incremental capacity. We enter into agreements with radiologists to provide professional services, which include supervision and interpretation of imaging procedures and quality assurance. We do not engage in the practice of medicine. We have two reportable segments, fixed operations and mobile operations. Our mobile operations include 26 parked mobile facilities, each of which serves a single customer. Our fixed operations include five mobile facilities as part of our fixed operations in Maine. Certain financial information regarding our reportable segments is included in Note 18 to our audited consolidated financial statements and Note 8 to our unaudited condensed consolidated financial statements, which are a part of this prospectus and solicitation statement.

Historically, we pursued a strategy that was largely focused on growth through the acquisition of imaging businesses in various parts of the country. We are in the process of implementing a strategy based on core markets. A core market strategy may allow us more operating efficiencies and synergies than are available in a nationwide strategy. A core market will be based on many factors and not just the number of fixed-site centers or mobile facilities in an area. Other factors would include, without limitation, the capabilities of our contracted radiologists, any hospital affiliations, the strength of returns on capital investment, the potential for growth and sustainability of our business in the area, the reimbursement environment for the area, the strength of competing providers in the area, population growth trends, and any regulatory restrictions. We expect that this strategy will result in us exiting some markets while increasing our presence in others, which may be accomplished through business or asset sales, swaps, purchases, closures and the development of new fixed-site centers.

Growth in the diagnostic imaging industry has been and will continue to be driven by (1) an aging population, (2) the increasing acceptance of diagnostic imaging, particularly PET and PET/CT and (3) expanding applications of CT, MRI and PET technologies.

Our principal executive offices are located at 26250 Enterprise Court, Suite 100, Lake Forest, California 92630, and our telephone number is (949) 282-6000. Our Internet address is www.insighthealth.com. www.insighthealth.com is a textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated by reference in this prospectus or in any other filings we make with the SEC.

Fixed-Site Business

Our fixed-site centers provide a full spectrum of diagnostic imaging services to patients, physicians, insurance payors and managed care organizations. Of our 109 fixed-site centers, 67 offer MRI services exclusively and three offer either PET, PET/CT or another type of service exclusively. Our remaining 39 fixed-site centers are multi-modality sites typically offering MRI and one or more of PET, CT, x-ray, mammography, ultrasound, nuclear medicine, bone densitometry and nuclear cardiology. Diagnostic services are provided to a patient upon referral by a physician. Physicians refer patients to our fixed-site centers based on our service reputation, equipment, breadth of managed care contracts and convenient locations. Our fixed-site centers provide the equipment and technologists for the procedures, contract with radiologists to interpret the procedures, and bill payors directly. We have more than 900 managed care contracts with managed care organizations at our fixed-site centers. These managed care contracts often last for a period of multiple years because (1) they do not have specific terms or specific termination dates or (2) they contain annual “evergreen” provisions that provide for the contract to automatically renew unless either party terminates the contract.

In addition to our independent facilities, we enter into joint ventures with hospitals and radiology groups. Under these arrangements, the hospital outsources its radiology function (primarily MRI) to us and we then install the appropriate imaging equipment on the hospital campus. Joint ventures are attractive to hospitals that lack the resources, management expertise or patient volume to provide their own imaging services or require incremental capacity. Joint ventures provide us with motivated partners capable of generating significant inpatient procedure volumes through fixed-site centers. Furthermore, our joint ventures allow us to charge a management and billing fee for supporting the day-to-day operations of the jointly owned centers. Joint ventures with radiology groups provide us with a partner with established relationships in the fixed-site centers’ surrounding community.

Mobile Business

Hospitals can access our diverse diagnostic imaging technology through our network of 108 mobile facilities. We currently have contracts with more than 300 hospitals, physician groups and other healthcare providers. We enable hospitals, physician groups and other healthcare providers to benefit from our advanced equipment without investing their own capital directly. Interpretation services are generally provided by the hospital’s radiologists or physician groups and not by us.

After reviewing the needs of our customers, route patterns, travel times, fuel costs and equipment utilization, our field managers implement planning and route management to maximize the utilization of our mobile equipment while controlling the costs to locate and relocate the mobile facilities. Our mobile facilities are scheduled for as little as one-half day and up to seven days per week at any particular site. We generally enter into one to five year-term contracts with our mobile customers under which they assume responsibility for billing and collections. We are paid directly by our mobile customers on a contracted amount for our services, regardless of whether they are reimbursed.

Our mobile business provides a significant advantage for establishing long-term arrangements with hospitals, physician groups and other healthcare providers and expanding our fixed-site business. We establish mobile routes in selected markets with the intent of growing with our customers. Our mobile facilities give us the flexibility to (1) supplement fixed-site centers operating at or near capacity until volume has grown sufficiently to warrant additional fixed-site centers, and (2) test new markets on a short-term basis prior to establishing new mobile routes or opening new fixed-site centers. Our goal is to enter into long-term joint venture relationships with our mobile customers once the local market matures and sufficient patient volume is attained to support a fixed-site center.

Diagnostic Imaging Technology

Our diagnostic imaging systems consist of MRI systems, PET/ CT systems, PET systems, CT systems, digital ultrasound systems, computer-based nuclear medicine gamma cameras, x-ray, mammography, radiography/fluoroscopy systems and bone densitometry. Each of these types of imaging systems (other than x-ray) represents the marriage of computer technology and various medical imaging modalities. The following highlights our primary imaging systems:

Magnetic Resonance Imaging or MRI

MRI is a technique that involves the use of high-strength magnetic fields to produce computer-processed, three-dimensional, cross-sectional images of the body. The resulting image reproduces soft tissue anatomy (as found in the brain, breast tissue, spinal cord and interior ligaments of body joints such as the knee) with superior clarity, not available by any other currently existing imaging modality, and without exposing patients to ionizing radiation. MRI systems are classified into two classes, conventional MRI systems and Open MRI systems. The structure of conventional MRI systems allows for higher magnet field strengths, better image quality and faster scanning times than Open MRI systems. However, Open MRI systems are able to service patients who have access difficulties with conventional MRI systems, including pediatric patients and patients suffering from post-traumatic stress, claustrophobia or significant obesity. A typical conventional MRI examination takes from 20 to 45 minutes. A typical Open MRI examination takes from 30 to 60 minutes. MRI generally reduces the cost and amount of care needed and often eliminates the need for invasive diagnostic procedures. MRI systems are typically priced in the range of $0.9 million to $2.5 million each.

Positron Emission Tomography or PET

PET is a nuclear medicine procedure that produces pictures of the body’s metabolic and biological functions. PET can provide earlier detection as well as monitoring of certain cancers, coronary diseases or neurological problems than other diagnostic imaging systems. The information provided by PET technology often obviates the need to perform further highly invasive or diagnostic surgical procedures. Interest in PET scanning has increased recently due to several factors including a growing recognition by clinicians that PET is a powerful diagnostic tool, increased third-party payor coverage and reimbursement and the availability of the isotopes used for PET scanning. PET/ CT fuse together the results of a PET scan and a CT scan, which makes it possible to collect both anatomical and biological information during a single procedure. A typical PET or PET/ CT examination takes from 20 to 60 minutes. Original equipment manufacturers have discontinued selling new PET systems. PET/CT systems are typically priced in the range of $1.8 million to $2.3 million each.

Computed Tomography or CT

In CT imaging, a computer analyzes the information received from x-ray beams to produce multiple cross-sectional images of a particular organ or area of the body. CT imaging is used to detect tumors and other conditions affecting bones and internal organs. A typical CT examination takes from 15 to 30 minutes. CT systems are typically priced in the range of $0.3 million to $1.1 million each.

Other Imaging Technologies

•	Ultrasound systems use, detect and process high frequency sound waves to generate images of soft tissues and internal body organs.

•	X-ray is the most common energy source used in imaging the body and is now employed in conventional x-ray systems, CT scanners and digital x-ray systems.

•	Mammography is a low-level conventional examination of the breasts. Its primary purpose is to detect lesions in the breast that may be too small or deeply buried to be felt in a regular breast examination.

•	Bone densitometry uses an advanced technology called dual-energy x-ray absorptiometry, or DEXA, which safely, accurately and painlessly measures bone density and the mineral content of bone for the diagnosis of osteoporosis.

Business Development

Our objective is to be the leading provider of diagnostic imaging services in our core markets. Our efforts are focused on two components.

Firstly, we intend to maximize utilization of our existing facilities by:

•	broadening our physician referral base and generating new sources of revenues through selective marketing activities;

•	focusing our marketing efforts on attracting additional managed care customers;

•	emphasizing quality of care and convenience to our customers;

•	expanding current imaging applications of existing modalities to increase overall procedure volume; and

•	maximizing cost efficiencies through increased purchasing power and continued reduction of expenses.

Secondly, we intend to implement our core market strategy by:

•	developing new fixed-site centers, mobile routes, and joint ventures with hospitals or radiologists and making disciplined acquisitions where attractive returns on investment can be achieved and sustained; and

•	selling or closing certain existing fixed-site centers, restructuring or terminating certain mobile routes and redeploying such capital to obtain more attractive returns.

Generally, these activities are aimed at increasing revenues and gross profit, maximizing utilization of existing capacity and increasing economies of scale. Incremental gross profit resulting from such activities will vary depending on geographic location, whether facilities are mobile or fixed, the range of services provided and the strength of our joint venture partners. We believe that implementing our core market strategy is a key factor in improving our operating results.

Government Regulation

The healthcare industry is highly regulated and changes in laws and regulations can be significant. Changes in the law or new interpretation of existing laws can have a material effect on our permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors. The federal government and all states in which we currently operate regulate various aspects of our business. Failure to comply with these laws could adversely affect our ability to receive reimbursement for our services and subject us and our officers and agents to civil and criminal penalties.

Federal False Claims Act.  The federal False Claims Act and, in particular, the False Claims Act’s “qui tam” or “whistleblower” provisions allow a private individual to bring actions in the name of the government alleging that a defendant has made false claims for payment from federal funds. After the individual has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and to become the primary prosecutor. Until the government makes a decision, the lawsuit is kept secret. If the government declines to join the lawsuit, the individual may choose to pursue the case alone, in which case the individual’s counsel will have primary control over the prosecution, although the government must be kept apprised of the progress of the lawsuit, and may intervene later. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. If the litigation is successful, the individual is entitled to no less than 15%, but no more than 30%, of whatever amount the government recovers that is related to the whistleblower’s allegations. The percentage of the individual’s recovery varies, depending on whether the government intervened in the case and other factors. In recent years the number of suits brought against healthcare providers by government regulators and private individuals has increased dramatically. In addition, various states are considering or have enacted laws modeled after the federal False Claims Act, penalizing false claims against state funds. If a whistleblower action is brought against us, even if it is dismissed with no judgment or settlement, we may incur substantial legal fees and other costs relating to an investigation. Actions brought under the False Claims Act may result in significant fines and legal fees and distract our management’s attention, which would adversely affect our financial condition and results of operations.

When an entity is determined to have violated the federal False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim, as well as the government’s attorneys’ fees. Liability arises when an entity knowingly submits, or causes someone else to submit, a false claim for reimbursement to the federal government or submits a false claim with reckless disregard for, or in deliberate ignorance of, its truth or falsity. Simple negligence should not give rise to liability. Examples of the other actions which may lead to liability under the False Claims Act:

•	Failure to comply with the many technical billing requirements applicable to our Medicare and Medicaid business.

•	Failure to comply with Medicare requirements concerning the circumstances in which a hospital, rather than we, must bill Medicare for diagnostic imaging services we provide to outpatients treated by the hospital.

•	Failure of our hospital customers to accurately identify and report our reimbursable and allowable services to Medicare.

•	Failure to comply with the prohibition against billing for services ordered or supervised by a physician who is excluded from any federal healthcare programs, or the prohibition against employing or contracting with any person or entity excluded from any federal healthcare programs.

•	Failure to comply with the Medicare physician supervision requirements for the services we provide, or the Medicare documentation requirements concerning physician supervision.

•	The past conduct of the businesses we have acquired.

We strive to ensure that we meet applicable billing requirements. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the Act, could significantly affect our business, financial condition and results of operations.

Anti-kickback Statutes.  We are subject to federal and state laws which govern financial and other arrangements between healthcare providers. These include the federal anti-kickback statute which, among other things, prohibits the knowing and willful solicitation, offer, payment or receipt of any remuneration, direct or indirect, in cash or in kind, in return for or to induce the referral of patients for items or services covered by Medicare, Medicaid and certain other governmental health programs. Violation of the anti-kickback statute may result in civil or criminal penalties and exclusion from the Medicare, Medicaid and other federal healthcare programs. In addition, it is possible that private parties may file “qui tam” actions based on claims resulting from relationships that violate this statute, seeking significant financial rewards. Many states have enacted similar statutes, which are not limited to items and services paid for under Medicare or a federally funded healthcare program. In recent years, there has been increasing scrutiny by law enforcement authorities, the Department of Health and Human Services, or HHS, the courts and Congress of financial arrangements between healthcare providers and potential sources of referrals to ensure that such arrangements do not violate the anti-kickback provisions. HHS and the federal courts interpret “remuneration” broadly to apply to a wide range of financial incentives, including, under certain circumstances, distributions of partnership and corporate profits to investors who refer federal healthcare program patients to a corporation or partnership in which they have an ownership interest and payments for service contracts and equipment leases that are designed, even if only in part, to provide direct or indirect remuneration for patient referrals or similar opportunities to furnish reimbursable items or services. HHS has issued “safe harbor” regulations that set forth certain provisions which, if met, will assure that healthcare providers and other parties who refer patients or other business opportunities, or who provide reimbursable items or services, will be deemed not to violate the anti-kickback statutes. The safe harbors are narrowly drawn and some of our relationships may not qualify for any “safe harbor”; however, failure to comply with a “safe harbor” does not create a presumption of liability. We believe that our operations materially comply with the anti-kickback statutes; however, because these provisions are interpreted broadly by regulatory authorities, we cannot be assured that law enforcement officials or others will not challenge our operations under these statutes.

Civil Money Penalty Law and Other Federal Statutes.  The Civil Money Penalty, or CMP, law covers a variety of practices. It provides a means of administrative enforcement of the anti-kickback statute, and prohibits false claims, claims for medically unnecessary services, violations of Medicare participating provider or assignment agreements and other practices. The statute gives the Office of Inspector General of the HHS the power to seek substantial civil fines, exclusion and other sanctions against providers or others who violate the CMP prohibitions.

In addition, in 1996, Congress created a new federal crime: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs such as the Medicare and Medicaid programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, including those provided by private payors. A violation of this statute is a felony and may result in fines or imprisonment.

We believe that our operations materially comply with the CMP law and the healthcare fraud and false statements statutes. These prohibitions, however, are broadly worded and there is limited authority interpreting their parameters. Therefore, we can give no assurance that the government will not pursue a claim against us based on these statutes. Such a claim would divert the attention of management and could result in substantial penalties which could adversely affect our financial condition and results of operations.

Health Insurance Portability and Accountability Act.  In 1996, Congress passed the Health Insurance Portability and Accountability Act, or HIPAA. Although the main focus of HIPAA was to make health insurance coverage portable, HIPAA has become a short-hand reference to new standards for electronic transactions and privacy and security obligations imposed on providers and others who handle personal health information. HIPAA requires healthcare providers to adopt standard formats for common electronic transactions with health plans, and to maintain the privacy and security of individual patients’ health information. The privacy standards went into effect on April 14, 2003, the electronic standards for transactions went into effect on October 16, 2003 and the security standards went into effect on April 20, 2005. A violation of HIPAA’s standard transactions, privacy and security provisions may result in criminal and civil penalties, which could adversely affect our financial condition and results of operations.

Stark II, State Physician Self-referral Laws.  The federal Physician Self-Referral or “Stark” Law prohibits a physician from referring Medicare patients for certain “designated health services” to an entity with which the physician (or an immediate family member of the physician) has a financial relationship unless an exception applies. In addition, the receiving entity is prohibited from billing for services provided pursuant to the prohibited referral.

Designated health services under Stark include radiology services (MRI, CT, x-ray, ultrasound and others), radiation therapy, inpatient and outpatient hospital services and several other services. A violation of the Stark Law does not require a showing of intent. If a physician has a financial relationship with an entity that does not qualify for an exception, the referral of Medicare patients to that entity for designated health services is prohibited and, if the entity bills for such services, the Stark sanctions apply.

Sanctions for violating Stark include denial of payment, mandatory refunds, civil money penalties and/or exclusion from the Medicare program. In addition, some courts have allowed federal False Claims Act lawsuits premised on Stark Law violations.

The federal Stark Law prohibition is expansive, and its statutory language and implementing regulations are ambiguous. Consequently, the statute has been difficult to interpret. In 1995, the Centers for Medicare and Medicaid Services, or CMS, published final regulations interpreting the Stark prohibition as applied to clinical laboratory services. In 2001, CMS published Phase I of the final Stark regulations relating to all designated health services (including clinical laboratory services) which went into effect in January 2002. On March 26, 2004, CMS published Phase II of the final Stark regulations which became effective in July 2004. Phase II included some additional regulatory exceptions and definitions providing more flexibility in some areas and more specificity in others, but did not extend designated health services to PET or nuclear medicine. In November 2005, CMS published final regulations that designated PET, PET/CT and nuclear medicine as designated health services under Stark Law but delayed implementation until January 1, 2007.

With each set of regulations, CMS’ interpretation of the statute has evolved. This has resulted in considerable confusion concerning the scope of the referral prohibition and the requirements of the various exceptions. It is noteworthy, however, that CMS has taken the position that the Stark Law is self-effectuating and does not require implementing regulations. Thus, the government believes that physicians and others must comply with the Stark Law prohibitions regardless of the state of the regulatory guidance.

The Stark Law does not directly prohibit referral of Medicaid patients, but rather denies federal financial participation to state Medicaid programs for services provided pursuant to a tainted referral. Thus, Medicaid referrals are subject to whatever sanctions the relevant state has adopted. Several states in which we operate have enacted or are considering legislation that prohibits “self-referral” arrangements or requires physicians or other healthcare providers to disclose to patients any financial interest they have in a healthcare provider to whom they refer patients. Possible sanctions for violating these state statutes include loss of licensure, civil fines and criminal penalties. The laws vary from state to state and seldom have been interpreted by the courts or regulatory agencies. Nonetheless, strict enforcement of these requirements is likely.

We believe our operations materially comply with the federal and state physician self-referral laws. However, given the ambiguity of these statutes, the uncertainty of the regulations and the lack of judicial guidance on many key issues, we can give no assurance that the Stark Law or other physician self-referral regulations will not be interpreted in a manner that could adversely affect our financial condition and results of operations.

FDA.  The U.S. Food and Drug Administration, or FDA, has issued the requisite premarket approval for all of our MRI, PET, PET/CT and CT systems. We do not believe that any further FDA approval is required in connection with equipment currently in operation or proposed to be operated; except under regulations issued by the FDA pursuant to the Mammography Quality Standards Act of 1992, all mammography facilities must have a certificate issued by the FDA. In order to obtain a certificate, a mammography facility is required to be accredited by an FDA approved accrediting body (a private, non-profit organization or state agency) or other entity designated by the FDA. Pursuant to the accreditation process, each facility providing mammography services must comply with certain standards including annual inspection.

Compliance with these standards is required to obtain payment for Medicare services and to avoid various sanctions, including monetary penalties, or suspension of certification. Although all of our facilities which provide mammography services are currently accredited by the Mammography Accreditation Program of the American College of Radiology and we anticipate continuing to meet the requirements for accreditation, the withdrawal of such accreditation could result in the revocation or suspension of certification by the FDA, ineligibility for Medicare reimbursement and sanctions, including monetary penalties. Congress has extended Medicare benefits to include coverage of screening mammography subject to the prescribed quality standards described above. The regulations apply to diagnostic mammography as well as screening mammography.

Radiologist and Facility Licensing.  The radiologists with whom we contract to provide professional services are subject to licensing and related regulations by the states, including registrations to use radioactive materials. As a result, we require our radiologists to have and maintain appropriate licensure and registrations. In addition, some states also impose licensing or other requirements on us at our facilities and other states may impose similar requirements in the future. Some local authorities may also require us to obtain various licenses, permits and approvals. We believe that we have obtained all required licenses and permits; however, the criteria governing licensing or permitting may change or additional laws and licensing requirements governing our facilities may be enacted. These changes could adversely affect our financial condition and results of operations.

Liability Insurance.  The hospitals, physician groups and other healthcare providers who use our diagnostic imaging systems are involved in the delivery of healthcare services to the public and, therefore, are exposed to the risk of liability claims. Our position is that we do not engage in the practice of medicine. We provide only the equipment and technical components of diagnostic imaging, including certain limited nursing services, and we have not experienced any material losses due to claims for malpractice. Nevertheless, claims for malpractice have been asserted against us in the past and any future claims, if successful, could entail significant defense costs and could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage. We maintain professional liability insurance in amounts we believe are adequate for our business of providing diagnostic imaging, treatment and management services. In addition, the radiologists or other healthcare professionals with whom we contract are required by such contracts to carry adequate medical malpractice insurance. Successful malpractice claims asserted against us, to the extent not covered by our liability insurance, could adversely affect our financial condition and results of operations.

Independent Diagnostic Treatment Facilities.  CMS has established a category of Medicare provider referred to as Independent Diagnostic Treatment Facilities, or IDTFs. Imaging centers have the option to participate in the Medicare program as either IDTFs or medical groups. Most of our fixed-site centers are IDTFs. In August 2006, CMS proposed new certification standards for IDTFs. Although we expect our IDTFs to meet these new certification standards, CMS may increase its oversight to ensure compliance with the new standards. In addition, IDTFs are being monitored by CMS, particularly with respect to physician supervision requirements. If CMS exercises increased oversight of IDTFs, our financial condition and results of operations could be adversely affected.

Certificates of Need.  Some states require hospitals and certain other healthcare facilities and providers to obtain a certificate of need, or CON, or similar regulatory approval prior to establishing certain healthcare operations or services, incurring certain capital projects and/or the acquisition of major medical equipment including MRI, PET and PET/CT systems. We believe that we have complied or will comply with applicable CON requirements in those states where we operate. Nevertheless, this is an area of continuing legislative activity, and CON and licensing statutes may be modified in the future in a manner that may have a material adverse effect on our financial condition and results of operations.

Environmental, Health and Safety Laws.  Our PET and PET/CT services and some of our other imaging services require the use of radioactive materials, which are subject to federal, state and local regulations governing the storage, use and disposal of materials and waste products. We could incur significant costs in order to comply with current or future environmental, health and safety laws and regulations. However, we believe that environmental, health and safety laws and regulations will not (1) cause us to incur any material capital expenditures in our current year or the succeeding year, including costs for environmental control facilities or (2) materially impact our revenues or our competitive position.

Sales and Marketing

We engage in marketing activities to obtain new sources of revenues, expand business relationships, grow revenues at existing facilities, and maintain present business alliances and contractual relationships. Marketing activities for the fixed operations include educating physicians on new applications and uses of the technology and customer service programs. In addition, we leverage our targeted regional market concentration to develop contractual relationships with managed care payors to increase patient volume. Marketing activities for our mobile business include direct marketing to hospitals and developing leads through current customers, equipment manufacturers, and other vendors. In addition, marketing activities for our mobile operations include contacting referring physicians associated with hospital customers and educating physicians.

Competition

The healthcare industry in general, and the market for diagnostic imaging services in particular, is highly competitive and fragmented, with only a few national providers. We compete principally on the basis of our service reputation, equipment, breadth of managed care contracts and convenient locations. Our operations must compete with groups of radiologists, established hospitals and certain other independent organizations, including equipment manufacturers and leasing companies that own and operate imaging equipment. We will continue to encounter substantial competition from hospitals and independent organizations, including Alliance Imaging, Inc., HEALTHSOUTH Corporation, MedQuest, Inc., Radnet, Inc., Shared Imaging and Otter Tail Corporation doing business as DMS Imaging. Some of our direct competitors may have access to greater financial resources than we do.

Certain hospitals, particularly the larger or more financially stable hospitals, may be expected to directly acquire and operate imaging and treatment equipment on-site as part of their overall inpatient servicing capability, assume the associated financial risk, employ the necessary technologists and satisfy applicable CON and licensure requirements, if any. Historically, smaller hospitals have been reluctant to purchase imaging and treatment equipment, but recently have chosen to do so with attractive financing offered by equipment manufacturers. Some physician practices have also established diagnostic imaging centers or purchased imaging equipment for their own offices, and we anticipate that others will as well.

Customers and Contracts

Our revenues are primarily generated from patient services and contract services. Patient services revenues are generally earned from services billed directly to patients or third-party payors (such as managed care organizations, Medicare, Medicaid, commercial insurance carriers and workers’ compensation funds) on a fee-for-service basis. Patient services revenues and management fees are primarily earned through fixed-site centers. Contract services revenues are generally earned from services billed to a hospital, physician group or other healthcare provider, which include fee-for-service arrangements in which revenues are based upon a contractual rate per procedure and fixed fee contracts. Contract services revenues are primarily earned through mobile facilities and are generally paid pursuant to contracts with a term from one to five years. A significant number of our mobile contracts will expire each year. Our mobile facility contract renewal rate was 80% and 82% for the year ended June 30, 2006 and the six months ended December 31, 2006, respectively. However, we expect that some high volume customer accounts will elect not to renew their contracts and instead will purchase or lease their own diagnostic imaging equipment and some customers may choose an alternative services provider.

During the year ended June 30, 2006 and the six months ended December 31, 2006, respectively, approximately 56% and 55% of our revenues were generated from patient services and approximately 44% and 45% were generated from contract services.

Diagnostic Imaging and Other Equipment

As of December 31, 2006, we owned or leased 262 diagnostic imaging and treatment systems, with the following classifications: 3.0 Tesla MRI, 1.5 Tesla MRI, 1.0 Tesla MRI, Open MRI, PET, PET/ CT, CT and other technology. Magnetic field strength is the measurement of the magnet used inside an MRI system. If the magnetic field strength is increased the image quality of the scan is improved and the time required to complete scans is decreased. Magnetic field strength on our MRI systems currently ranges from 0.2 to 3.0 Tesla. Of our 172 conventional MRI systems, 154 have a magnet field of 1.5 Tesla, which is the industry standard magnet strength for conventional fixed and mobile MRI systems.

We continue to evaluate the mix of our diagnostic imaging equipment in response to changes in technology and to any surplus capacity in the marketplace. The overall technological competitiveness of our equipment continues to improve through upgrades, disposal and/or trade-in of older equipment and the purchase or execution of leases for new equipment.

Several large companies presently manufacture MRI (including Open MRI), PET, PET/ CT, CT and other diagnostic imaging equipment, including General Electric Health Care, Hitachi Medical Systems, Siemens Medical Systems, Toshiba American Medical Systems and Phillips Medical Systems. We have acquired MRI and CT systems that were manufactured by each of the foregoing companies. We have acquired PET or PET/ CT systems that were manufactured by General Electric Health Care and Siemens Medical Systems. We enter into individual purchase orders for each system that we acquire, and we do not have long-term purchase arrangements with any equipment manufacturer. We maintain good working relationships with many of the major manufacturers to better ensure adequate supply as well as access to those types of diagnostic imaging systems which appear most appropriate for the specific imaging facility to be established.

Information Systems

Our internal information technology systems allow us to manage our operations, accounting and finance, human resources, payroll, document imaging, and data warehousing. Our primary operating system is the InSight Radiology Information System, or IRIS, our proprietary information system. IRIS provides front-office support for scheduling and administration of imaging procedures and back office support for billing and collections. Additional functionality includes workflow, transcription, and image management. In addition, we are installing new picture archiving and communication systems, or PACS, in our fixed-site centers for the management of diagnostic images. For the year ended June 30, 2006, we spent approximately $2.3 million on PACS installation.

Compliance Program

We have voluntarily implemented a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. We have appointed a compliance officer who is charged with implementing and supervising our compliance program, which includes a code of ethical conduct for our employees and affiliates and a process for reporting regulatory or ethical concerns to our compliance officer, including a toll-free telephone hotline. We believe that our compliance program meets the relevant standards provided by the Office of Inspector General of the HHS. An important part of our compliance program consists of conducting periodic reviews of various aspects of our operations. Our compliance program also contemplates mandatory education programs designed to familiarize our employees with the regulatory requirements and specific elements of our compliance program.

Employees

As of December 31, 2006 we had approximately 1,578 full-time, 105 part-time and 509 per diem employees. None of our employees is covered by a collective bargaining agreement. Management believes its employee relations to be satisfactory.

Properties

We lease approximately 48,400 square feet of office space for our corporate headquarters and a billing office at 26250 Enterprise Court, Lake Forest, California 92630. The lease for this location expires in 2008.

Legal Proceedings

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business and have insurance policies covering such potential insurable losses where such coverage is cost-effective. We believe that the outcome of any such lawsuits will not have a material adverse impact on our business, financial condition and results of operations.

On February 3, 2004, Southwest Outpatient Radiology, PC, or SWOR, filed a Summons and Complaint against InSight Health Corp., one of InSight’s subsidiaries, or IHC, in the Superior Court, Maricopa County, Arizona, for Declaratory Relief seeking a declaration as to the meaning and effect of a certain provision of the professional services agreement, or PSA, pursuant to which SWOR provided professional services at IHC’s facilities in Phoenix, Arizona. SWOR claimed the PSA provided a right of first refusal to provide professional services at any center IHC acquired in Maricopa County. We believe that the provision was intended to relate only to “de novo” centers which IHC developed. In April 2004, IHC acquired the stock of Comprehensive Medical Imaging, Inc., which owned and operated 21 fixed-site centers, six of which were located in Maricopa County, pursuant to a stock purchase agreement.

Prior to signing the stock purchase agreement, IHC gave SWOR 180 days notice to terminate the PSA in accordance with the PSA. SWOR claimed that the PSA had already terminated due to IHC’s breach of the right of first refusal provision. IHC answered the Summons and Complaint and was cooperating with SWOR in expediting discovery and an early trial when SWOR decided to abandon the Declaratory Relief action and on April 20, 2004, SWOR filed a First Amended Complaint claiming breach of contract, anticipatory breach of contract, negligent misrepresentation, breach of covenant of good faith and fair dealing, intentional interference with contract, breach of fiduciary duty, declaratory relief and unspecified compensatory and punitive damages, prejudgment interest, and attorneys fees. We have answered the First Amended Complaint and discovery has commenced and is on-going. We are vigorously defending this lawsuit and believe that SWOR’s claims are without merit. We are unable to predict the outcome of this lawsuit.

In August 2003, IHC entered into a series of agreements and acquired a joint venture interest through a limited liability company it formed called Kessler Imaging Associates, LLC, or KIA, in a CT fixed-site center in Hammonton, New Jersey. KIA is owned 55% by IHC and 45% by Bernard Neff, M.D., or Dr. Neff. KIA manages Kessler CAT Scan Associates, LLC, which provides CT, and mobile MRI and PET (using IHC mobile facilities) services to inpatients of William B. Kessler Memorial Hospital, or Hospital, and community outpatients.

Dr. Neff provides radiology services at the Hospital and to the outpatients. IHC does not control billing and collections to the Hospital for inpatients or to third-party payors for outpatients. Dr. Neff performs that function.

Management at the Hospital changed in 2005, and in late 2005 the Hospital notified the parties that it was “voiding” all the agreements because the prior management had no authority to execute the agreements and stopped paying for the inpatient services. Immediately after the agreements were allegedly “voided,” Dr. Neff filed an arbitration claim against the Hospital, for among other things, collection of outstanding amounts owed by the Hospital for services previously rendered. The Hospital has challenged Dr. Neff’s efforts to proceed with arbitration efforts in the New Jersey courts. The appellate division granted a stay motion, so the arbitration has been stayed pending oral argument, which has not yet been held and no decision has yet been rendered. Until the appellate court rules, matters in the arbitration cannot go forward.

On March 8, 2006, IHC filed suit in the United States District Court for the District of New Jersey against the Hospital. By the Complaint, IHC has asserted claims for fraud and seeks in excess of $4 million in compensatory damages plus additional amounts for punitive damages. The Hospital has denied the substantive allegations against it.

The Hospital in turn filed a Counterclaim against IHC. Initially, IHC moved to dismiss that Counterclaim for failure to state a claim and for failure to comply with pleading requirements. Before that Motion could be ruled upon, the Hospital filed an Amended Counterclaim. By the Amended Counterclaim, the Hospital asserts that IHC engaged in fraud as to the Hospital, allegedly concealing aspects of the overall transaction to the Hospital’s disadvantage, that InSight aided and abetted Dr. Neff and his associates so they could acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration, and that IHC conspired with Dr. Neff and his associates to acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration. By the Amended Counterclaim, the Hospital seeks compensatory damages of not less than $5 million and punitive damages of not less than $10 million. IHC has moved to dismiss, and the motion remains pending at the present time. IHC has also answered the Amended Counterclaim, denying all of the substantive allegations. IHC intends to vigorously prosecute its case against the Hospital and defend against the Hospital’s claims.

On September 13, 2006, the Hospital filed a voluntary bankruptcy petition under chapter 11 of Title 11 of the Bankruptcy Code in the U.S. Bankruptcy Court, District of New Jersey (Camden). As a result, this case and the arbitration have been stayed pursuant to 11 U.S.C. § 362. InSight and KIA have both filed proofs of claim in the Hospital’s bankruptcy case. IHC has asserted contingent unliquidated claims based upon the litigation currently stayed in the United States District Court for the District of New Jersey. KIA has filed a claim based upon the lease between KIA and the Hospital. The Hospital remains a debtor in possession and is attempting to reorganize. No plan of reorganization has yet been filed in the bankruptcy.

MANAGEMENT

The following table sets forth the names, ages and positions of our directors and executive officers, including the executive officers of InSight who are deemed our executive officers (as defined under Rule 3b-7 of the Securities Exchange Act of 1934, as amended, or the Exchange Act), as of May 1, 2007:

Michael N. Cannizzaro	58	Chairman of the Board and Director
Bret W. Jorgensen	48	President and Chief Executive Officer and Director
Patricia R. Blank	57	Executive Vice President — Clinical Services and Support of InSight
Louis E. Hallman, III	48	Executive Vice President and Chief Strategy Officer of InSight
Donald F. Hankus	53	Executive Vice President and Chief Information Officer of InSight
Mitch C. Hill	48	Executive Vice President and Chief Financial Officer
Marilyn U. MacNiven-Young	55	Executive Vice President, General Counsel and Secretary
Kenneth M. Doyle	42	Director and Vice President
David W. Dupree	54	Director
Steven G. Segal	46	Director
Mark J. Tricolli	35	Director and Vice President
Edward D. Yun	40	Director and Vice President

Michael N. Cannizzaro served as our President and Chief Executive Officer from August 9, 2004 until July 1, 2005. He has been a member of our board of directors since October 17, 2001 and has been chairman of the board since May 30, 2002. He has been an Operating Partner of J.W. Childs Associates, L.P. since October 29, 2001. Prior to that, he was President and Chief Executive Officer of Beltone Electronics Corporation from 1998 to 2000. Prior to that, he was President of Caremark International’s Prescription Service Division from 1994 to 1997; Vice President, Business Development of Caremark’s Nephrology Service Division from April 1994 to September 1994; and President of Leica North America from 1993 to 1994. He held numerous positions in general management at Baxter Healthcare Corporation from 1976 to 1993, including the position of President of various divisions. He currently serves as a director of Universal Hospital Services, Inc., chairman of the board and a director of Cornerstone Healthcare Group, vice chairman and a director of Sheridan Healthcare Inc., chairman of the board and a director of Ion Holdings, Inc. and chairman of the board and a director of CHG Healthcare Services Inc.

Bret W. Jorgensen has been a member of our board of directors and our President and Chief Executive Officer since July 1, 2005. Prior to this appointment, Mr. Jorgensen was the Chief Executive Officer of AdvoLife, a provider of senior care services, from June 2004 until the sale of the company in October 2004. Prior to AdvoLife he was Chairman and Chief Executive Officer of Directfit, a web-centric recruiting solutions provider, from April 1999 to October 2003. In 1989, Jorgensen co-founded TheraTx, which became a diversified healthcare services company listed on NASDAQ. While at TheraTx, he served on the board of directors and held several executive leadership positions, including President of TheraTx Health Services, and was instrumental in TheraTx’s initial public offering in 1994 and sale in April 1997. He currently serves on the board of directors of AllianceCare, a provider of senior healthcare services, rehabilitation therapy and home health services.

Patricia R. Blank has been InSight’s Executive Vice President-Clinical Services and Support since March 28, 2006. She was InSight’s Executive Vice President-Enterprise Operations from October 22, 2004 to March 28, 2006. She was InSight’s Executive Vice President and Chief Information Officer from September 1, 1999 to October 22, 2004. Prior to joining InSight, Ms. Blank was the principal of Blank & Company, a consulting firm specializing in healthcare consulting. From 1995 to 1998, Ms. Blank served as Executive Vice President and Chief Operating Officer of HealthHelp, Inc., a Houston, Texas-based radiology services organization managing radiology provider networks in multiple states. From 1988 to 1995, she was corporate director of radiology of FHP, a California insurance company.

Louis E. Hallman, III has been InSight’s Executive Vice President and Chief Strategy Officer since August 10, 2005. Prior to this appointment, Mr. Hallman was the President of Right Manufacturing LLC, a specialty manufacturer, from January 2003 through January 2005. From January 2002 until January 2003, Mr. Hallman was a private investor and reviewed various business opportunities. From August 1999 through January 2002, he was President and CEO of Homesquared Inc., a supplier of web-based software applications to production homebuilders. In July 1989, Mr. Hallman co-founded TheraTx, Inc., which became a diversified healthcare services company listed on NASDAQ. While at TheraTx, he served as Vice President Corporate Development until its sale in April 1997.

Donald F. Hankus was appointed InSight’s Executive Vice President and Chief Information Officer on September 26, 2005. Prior to this appointment, Mr. Hankus was the Director of Sales Operations of Quest Software, Inc., a provider of application, database and infrastructure software, from January 2004 through September 2005. From January 2000 through January 2004, he was Chief Information Officer of Directfit. From December 1996 to January 2000, he served as Director of Software Development for Cendant Corporation, a real estate brokerage and hotel franchisor.

Mitch C. Hill has been our Executive Vice President and Chief Financial Officer since January 10, 2005. Prior to this appointment, Mr. Hill was President and Chief Executive Officer of BMS Reimbursement Management, a provider of outsourced billing collection, accounts receivable and practice management services, from April 2001 to December 2004. Prior to that, he held the following positions with Buy.Com Inc., a multi-category Internet superstore, Chief Financial Officer from November 1999 to February 2001 and President and Chief Financial Officer from April 2000 to February 2001.

Marilyn U. MacNiven-Young has been our Executive Vice President, General Counsel and Secretary since February 11, 2002 and Executive Vice President, General Counsel and Secretary of InSight since August 1998. From February 1996 through July 1998, she was an independent consultant to InSight. From September 1994 through June 1995, she was Senior Vice President and General Counsel of Abbey Healthcare Group, Inc., a home healthcare company. From 1991 through 1994, Ms. MacNiven-Young served as General Counsel of American Health Services Corp., a predecessor of InSight.

Kenneth M. Doyle has been a member of our board of directors and Vice President since June 13, 2001. Mr. Doyle is a Managing Director of The Halifax Group, L.L.C. Mr. Doyle joined The Halifax Group, L.L.C. in January 2000. Prior to joining The Halifax Group, L.L.C. Mr. Doyle was an Industry Leader and Vice President at GE Equity, the private equity subsidiary of GE Capital. Prior to joining GE Equity, Mr. Doyle spent four years in investment banking as a Senior Associate for the Telecommunications Corporate Finance Group at Merrill Lynch and as an Associate with Chase Manhattan Bank in the Media and Telecommunications Group. Mr. Doyle also spent three years with Ernst & Young in the Entrepreneurial Services Group. Mr. Doyle currently serves on the board of directors of Taylor Logistics LLC and Maverick Healthcare Group, LLC.

David W. Dupree has been a member of our board of directors since October 17, 2001. Mr. Dupree is a Managing Director of The Halifax Group, L.L.C. which he founded in January 1999. Prior to joining The Halifax Group, L.L.C., Mr. Dupree was a Managing Director and Partner with The Carlyle Group, a global investment firm located in Washington, D.C., where he was primarily responsible for investments in healthcare and related sectors. Prior to joining The Carlyle Group in 1992, Mr. Dupree was a Principal in Corporate Finance with Montgomery Securities and prior to that, he was Co-Head of Equity Private Placements at Alex, Brown & Sons Incorporated. Mr. Dupree currently serves on the board of directors of Whole Foods Markets, Inc. and Universal Hospital Services, Inc. and previously served on InSight’s board of directors, as a designee of The Carlyle Group, from October 1997 to December 1999.

Steven G. Segal has been a member of our board of directors since October 17, 2001. Mr. Segal is an Executive-in-Residence/Lecturer at Boston University’s School of Management and is a Special Limited Partner of J.W. Childs Associates, L.P. From 1995 to 2005, he was a founding partner of J.W. Childs

Associates, L.P. From 1987 to 1995, he was an executive at Thomas H. Lee Company, most recently holding the position of Managing Director. He is also a director of The NutraSweet Company, Universal Hospital Services, Inc., and Round Grille, Inc. (d/b/a FiRE + iCE). From 2004 to 2006, Mr. Segal was director of MAAX, Inc. where he is now Advisory Director.

Mark J. Tricolli has been a member of our board of directors and Vice President since June 13, 2001. Mr. Tricolli is a Vice President of J.W. Childs Associates, L.P. and has been at J.W. Childs Associates, L.P. since July 2000. During the summer of 1998, he worked at Donaldson, Lufkin & Jenrette. He is also a director of Cornerstone Healthcare Group, Sheridan Healthcare Inc., JA Apparel Corp., Universal Hospital Services, Inc., Employbridge Holdings, Inc. and CHG Healthcare Services Inc.

Edward D. Yun has been a member of our board of directors since June 13, 2001 and has been a Vice President since February 11, 2002. He is a Partner of J.W. Childs Associates, L.P. and has been at J.W. Childs Associates, L.P. since 1996. From 1994 until 1996, he was an Associate at DLJ Merchant Banking, Inc. He is also a director of Simcom, Inc., Cornerstone Healthcare Group, Sheridan Healthcare Inc., JA Apparel Corp., Universal Hospital Services, Inc., Employbridge Holdings, Inc. and CHG Healthcare Services Inc.

Audit Committee.  Our board of directors has not established committees. Instead, the InSight board of directors, which is identical to our board of directors, established an audit committee, which oversees our (1) accounting and financial reporting processes and audits of our annual financial statements, (2) internal control over financial reporting, and (3) the independent registered public accounting firm’s qualifications and independence. The audit committee’s responsibilities are limited to oversight. Our management is responsible for the preparation, presentation and integrity of our financial statements as well as our financial reporting process, accounting policies and internal control over financial reporting.

InSight’s board of directors has determined that it presently has no “audit committee financial expert” (as that term is defined in the rules promulgated by the SEC pursuant to the Sarbanes-Oxley Act of 2002) serving on the audit committee. InSight’s board of directors has determined that each of the members of the audit committee is financially literate and has accounting or related financial management expertise, as such terms are interpreted by InSight’s board of directors.

Code of Ethical Conduct.  We have adopted a code of ethical conduct that applies to all of our and our subsidiaries’ employees, including, our principal executive officer, principal financial officer and principal accounting officer. A copy of the code of ethical conduct is posted on our website, www.insighthealth.com, under “About Us.” We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers from any provision of the code of ethical conduct applicable to our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions) by posting such information on our internet website, www.insighthealth.com, under “About Us.”

Upon consummation of the restructuring, as a result of either the consummation of the exchange offer and consent solicitation or the prepackaged plan, we expect that five of our six non-executive directors will resign and our board of directors will be reconstituted to consist of seven members, five of which will be appointed by our board of directors as designated by the committee of holders of senior subordinated notes and approved by our existing board of directors and one of which will be designated by our existing equity holders. We expect that our Chief Executive Officer will also be a member of our reconstituted board of directors. Biographical information for the newly-designated directors will be contained in the press release we issue announcing their selection.

Executive Compensation

The following table sets forth information concerning the annual, long-term and all other compensation for services rendered in all capacities to us and our subsidiaries for the years ended June 30, 2006, 2005 and 2004 of the persons who served as (1) our Chief Executive Officer during the year ended June 30, 2006 and (2) the other four most highly compensated executive officers for the year ended June 30, 2006. We refer to the persons described in clause (2) above as the Other Executive Officers and we refer to persons discussed in clauses (1) and (2) above as the Named Executive Officers.

Summary Compensation Table
Annual Compensation

					Long Term
					Compensation
					Awards
	Fiscal				Stock
	Year				Options	All Other
Name and Principal Position	Ended	Salary	Bonus(1)	Other(2)	(Shares)(3)	Comp(2)

Bret W. Jorgensen	2006	$400,000	$200,000	$12,000	248,236	$34,601
President and Chief Executive	2005	—	—	—	—	—
Officer	2004	—	—	—	—	—
Michael N. Cannizzaro(4)	2006	$—	$—	$—	—	$—
Chairman of the Board of	2005	—	—	—	40,000	—
Directors	2004	—	—	—	—	—
Mitch C. Hill	2006	$275,000	$42,500	$9,000	—	$28,337
Executive Vice President and	2005	121,600	55,000	4,500	40,000	10,199
Chief Financial Officer	2004	—	—	—	—	—
Patricia R. Blank(5)	2006	$275,000	$31,625	$9,000	—	$31,459
Executive Vice President —	2005	275,000	97,000	9,000	30,000	31,873
Clinical Services and Support	2004	224,700	42,000	9,000	—	30,367
Michael A. Boylan(6)	2006	$275,000	$30,938	$9,000	—	$30,795
Executive Vice President —	2005	275,000	97,000	9,000	—	29,872
Enterprise Development	2004	249,700	82,950	9,000	—	25,692
Marilyn U. MacNiven-Young	2006	$275,000	$39,750	$9,000	—	$14,609
Executive Vice President,	2005	275,000	85,000	9,000	10,000	14,087
General Counsel and Secretary	2004	267,500	52,400	9,000	—	12,644

(1)	Bonuses which are based on our performance are earned and accrued during the year and paid subsequent to the end of each year. Discretionary bonuses are earned and paid in the year in which they are awarded by InSight’s compensation committee.

(2)	Amounts of Other Annual Compensation include perquisites (auto allowances) and amounts of All Other Compensation include (i) amounts contributed to InSight’s 401(k) profit sharing plan, (ii) specified premiums on executive life insurance arrangements, (iii) specified premiums on executive health insurance arrangements and (iv) certain professional membership dues.

(3)	Share numbers have not been adjusted to give effect to the reverse stock split to be implemented prior to the consummation of the exchange offer.

(4)	Mr. Cannizarro served as President and Chief Executive Officer from August 9, 2004 until July 1, 2005.

(5)	Effective March 28, 2006, Ms. Blank’s title changed from Executive Vice President-Enterprise Operations to Executive Vice President-Clinical Services and Support.

(6)	Mr. Boylan served as Executive Vice President-Enterprise Development until June 30, 2006.

Compensation of Directors.  We reimburse our non-employee directors for all out-of-pocket expenses incurred in the performance of their duties as directors. We do not pay fees to directors for attendance at meetings or for their services as members of the board of directors or committees thereof.

Option Grants.  During the year ended June 30, 2006, a stock option was granted by us pursuant to stock option agreement to our Chief Executive Officer, as follows:

Individual Grants
		Percent of				Potential Realizable
		Total				Value at Assumed
	Number of	Options				Annual Rates of Stock
	Securities	Granted to				Price Appreciation for
	Underlying	Employees	Exercise	Market		Option Term(4)
	Options	in Fiscal	Price per	Price on	Expiration
Name	Granted(1)	Year	Share(1)(2)	Grant Date(1)	Date(3)	5%	10%

Bret W. Jorgensen	248,236	73.9%	$19.82	$19.82	7/1/2015	$3,094,186	$7,841,274

(1)	Share amounts and prices have not been adjusted to give effect to the reverse stock split to be implemented prior to the consummation of the exchange offer.

(2)	The option was granted at an exercise price of $19.82 per share, the estimated price per share determined by the board of directors.

(3)	The option is exercisable starting twelve months after the date of grant with the shares vesting on the following schedule: (i) 15% of the shares becoming exercisable upon the anniversary of the grant date in each of the fiscal years ending on June 30 in the years 2007-2011 and (ii) 25% of the shares becoming exercisable upon the attainment of certain performance targets on an exit event. The option was granted for a term of ten years, subject to earlier termination in certain events related to termination of employment.

(4)	Potential realizable value is determined by taking the exercise price per share and applying the stated annual appreciation rate compounded annually for the remaining term of the option (ten years), subtracting the exercise price per share at the end of the period and multiplying the remaining number by the number of options granted. Actual gains, if any, on stock option exercises and the common stock are dependent on the future performance of the common stock.

Option Exercises and Year-End Values.  During the year ended June 30, 2006, none of the Named Executive Officers exercised any stock options. The following table sets forth information with respect to the unexercised options to purchase common stock granted under our 2001 Stock Option Plan and pursuant to stock option agreements, for the Named Executive Officers at June 30, 2006:

	Number				Value of Unexercised
	of		Number of Unexercised		In-the Money Options is at
	Shares		Options at June 30, 2006(1)		June 30, 2006(2)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Bret W. Jorgensen	—	$—	—	248,236	$—	$—
Michael N. Cannizzaro	—	—	40,000	—	—	—
Mitch C. Hill	—	—	4,000	36,000	—	—
Patricia R. Blank	—	—	10,500	49,500	—	—
Michael A. Boylan	—	—	64,490	—	—	—
Marilyn U. MacNiven-Young	—	—	8,500	31,500	—	—

(1)	Numbers of options have not been adjusted to give effect to the reverse stock split to be implemented prior to the consummation of the exchange offer.

(2)	Based on the price at which the common stock was valued on that date of $0.01 per share.

Indemnification Agreements.  InSight has entered into separate indemnification agreements with each of its directors and executive officers that could require InSight, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and executive officers of InSight and its affiliates and to advance expenses incurred by them as a result of any proceedings against them as to which they could be indemnified. We expect new directors appointed upon consummation of the restructuring will become parties to similar indemnification agreements.

Employment Agreements.  In connection with our acquisition of InSight, Mr. Boylan and Ms. Blank entered into employment agreements with us. Ms. MacNiven-Young entered into an employment agreement with us in December 2001. In January 2005, we entered into a new employment agreement with Ms. Blank as a result of her appointment as InSight’s Executive Vice President - Enterprise Operations on October 22, 2004. We entered into employment agreements with Messrs. Hill, Jorgensen, Hallman and Hankus in January, July, August and September of 2005, respectively. Effective as of June 30, 2006, Mr. Boylan was no longer employed by us. We entered into a separation agreement with him that was consistent with the terms of his employment agreement, as well as a short-term consulting arrangement. See “Certain Relationships and Related Transactions — Severance and Consulting Arrangements.”

Each of the employment agreements with the Other Executive Officers and Messrs. Jorgensen, Hallman and Hankus provides for a term of 12 months on a continuing basis, subject to certain termination rights. These employment agreements provide for an annual salary as well as a discretionary bonus of up to 75% of the executive’s annual base salary if InSight achieves its budgetary goals and a discretionary bonus of an additional 25% of the executive’s annual base salary upon the achievement of other goals mutually agreed upon by each executive and InSight’s President and Chief Executive Officer and approved by InSight’s board of directors (except in the case of Mr. Jorgensen’s whose goals shall be agreed upon by InSight’s board of directors and himself). Each executive is provided with a life insurance policy of three times the amount of his or her annual base salary and is entitled to participate in InSight’s life insurance, medical, health and accident and disability plan or program, pension plan or other similar benefit plan and our stock option plans. Each executive is subject to a noncompetition covenant and nonsolicitation provisions (relating to InSight’s employees and customers) during the term of his or her respective employment agreement and continuing for a period of 12 months after the termination of his or her respective employment. Each executive’s employment agreement will terminate and each of them will be entitled to all accrued and unpaid compensation, as well as 12 months of compensation at the annual salary rate then in effect (1) upon the executive’s permanent and total disability (as defined in the respective employment agreement); (2) upon InSight’s 30 days’ written notice to the executive of the termination of the executive’s employment without cause (as defined in the respective employment agreement); (3) if the executive terminates his or her employment with InSight for good reason (as defined in the respective employment agreement); and (4) if the executive’s employment is terminated by InSight without cause or he or she terminates his or her employment for good reason within 12 months of a change in control (as defined in the respective employment agreement). In addition, InSight will maintain at its expense until the earlier of 12 months after the date of termination or commencement of the executive’s benefits pursuant to full time employment with a new employer under such employer’s standard benefits program, all life insurance, medical, health and accident and disability plans or programs, in which the executive was entitled to participate immediately prior to the date of termination. Each executive’s employment will immediately terminate upon his or her death and the executors or administrators of his or her estate or his or her heirs or legatees (as the case may be) will be entitled to all accrued and unpaid compensation up to the date of his or her death. The executive’s employment will terminate and the executive will not be entitled to receive any monetary compensation or benefit upon (1) the termination of his or her respective employment by InSight for cause, or (2) his or her voluntary termination of his or her respective employment with InSight without good reason.

Under his employment agreement, Mr. Jorgensen was entitled to a bonus equal to 50% of his annual salary for the fiscal year ended June 30, 2006. Under his employment agreement, Mr. Hallman was eligible to receive a bonus of 40% of his annual salary for the fiscal year ended June 30, 2006 (50% of this bonus is guaranteed). Bonus payments of $200,000 and $48,822 were made during the first quarter of fiscal 2007 to Mr. Jorgensen and Mr. Hallman, respectively.

Management Incentive Plan.  On November 14, 2006, the board of directors of InSight adopted a management incentive plan. The board of directors adopted the management incentive plan to ensure the continued contributions of certain employees of InSight and its subsidiaries, in light of our then-recently announced decision to explore strategic alternatives. Under the management incentive plan, certain employees will be entitled to receive a cash incentive payment, which will vary by employee from 25% to 125% of base salary. The cash incentive payment will be payable upon our achievement of certain milestones, and will be dependent upon, with certain limitations, participating employees’ continued employment.

Under the management incentive plan, each of the following executive officers of InSight will be entitled to a cash incentive payment equal to the percentage of such person’s base salary set forth opposite his or her name below.

Percentage of
Name	Base Salary

Bret W. Jorgensen	125%
Louis E. Hallman, III	75%
Mitch C. Hill	125%
Marilyn U. MacNiven-Young	125%

On May 1, 2007, the participating employees received 50% of their respective cash incentive payment in accordance with the terms of the plan.

The foregoing summary is qualified in its entirety by the actual text of the management incentive plan, which is an exhibit to the registration statement of which this prospectus and solicitation statement form a part.

Compensation Committee Interlocks and Insider Participation.  The InSight board of directors, which is identical to our board of directors, established a compensation committee to act with regard to compensation and other matters for us. During the year ended June 30, 2006, InSight’s compensation committee consisted of Messrs. Cannizzaro (Chairman), Dupree, Jorgensen, and Segal. Mr. Cannizzaro served as our President and Chief Executive Officer firm August 9, 2004 to July 1, 2005. Mr. Jorgensen is our current President and Chief Executive Officer. Neither Mr. Cannizzaro nor Mr. Jorgensen participated in decisions relating to his own compensation or award of stock options.

PRINCIPAL STOCKHOLDERS — EXCHANGE OFFER

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2007 and after giving effect to the exchange offer, assuming that all of our senior subordinated notes are exchanged for common stock and we do not commence a chapter 11 case, by (i) each person or entity known to us owning beneficially 5% or more of our common stock, (ii) each member of our board of directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers (as defined by Rule 3b-7 under the Exchange Act) as a group. At March 31, 2007, our outstanding securities, after giving effect to the 1 for 5.687362 reverse stock split, consisted of approximately 961,573 shares of common stock and options to purchase 51,373 shares of common stock which are immediately exercisable. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

	Shares Beneficially Owned as of March 31, 2007		Shares Beneficially Owned After the Exchange Offer
Names and Addresses of Beneficial Owners	Number(1)	Percent(1)	Number(1)	Percent(1)

J.W. Childs Equity Partners II, L.P.(2)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	764,905	79.5%	764,905	8.8%
JWC-InSight Co-invest LLC(3)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	59,524	6.2%	59,524	*
Halifax Capital Partners, L.P.(4)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	195,365	20.3%	195,365	2.2%
Steven G. Segal(5)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
Edward D. Yun(6)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
Michael N. Cannizzaro(7)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	7,034	*	7,034	*
Mark J. Tricolli(8)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
David W. Dupree(9)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	719	*	719	*
Kenneth M. Doyle(10)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	—	—	—	—
Bret W. Jorgensen(11)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	6,547	*	6,547	*
Mitch C. Hill(12)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	1,407	*	1,407	*
Marilyn U. MacNiven-Young(13)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	2,198	*	2,198	*
Patricia R. Blank(14)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	2,901	*	2,901	*
All directors and executive officers, as a group (12 persons)	22,212	2.3%	22,212	*

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after March 31, 2007.

(2)	Includes 705,381 shares of our common stock owned directly by J.W. Childs Equity Partners II, L.P. and 59,524 shares of our common stock owned directly by JWC-InSight Co-invest LLC, an affiliate of J.W. Childs Equity Partners II, L.P. The general partner of J.W. Childs Equity Partners II, L.P. is J.W. Childs Advisors II, L.P., a Delaware limited partnership. The general partner of J.W. Childs Advisors II, L.P. is J.W. Childs Associates, L.P., a Delaware limited partnership. The general partner of J.W. Childs Associates, L.P. is J.W. Childs Associates, Inc., a Delaware corporation. J.W. Childs Advisors II, L.P., J.W. Childs Associates, L.P. and J.W. Childs Associates, Inc. may be deemed to beneficially own the 764,905 shares of our common stock held by J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC. John W. Childs, Glenn A. Hopkins, Dana L. Schmaltz, Adam L. Suttin, William E. Watts, James Rhee and Jeffrey Teschke, as well as Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro and Mark J. Tricolli (as indicated in footnotes 5, 6, 7, and 8, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(3)	JWC-InSight Co-invest LLC is a Delaware limited liability company and affiliate of J.W. Childs Equity Partners II, L.P. J.W. Childs Associates, Inc. is the managing member of JWC-InSight Co-invest LLC. As the managing member, J.W. Childs Associates, Inc. owns the 59,524 shares of our common stock to be held directly by JWC-InSight Co-invest LLC. John W. Childs, Glenn A. Hopkins, Dana L. Schmaltz, Adam L. Suttin, William E. Watts, James Rhee and Jeffrey Teschke, as well as Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro and Mark J. Tricolli (as indicated in footnotes 5, 6, 7, and 8, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(4)	Includes 194,646 shares of our common stock owned directly by Halifax Capital Partners, L.P. and 719 shares of our common stock owned directly by Mr. Dupree, a Managing Director of The Halifax Group, L.L.C. The general partner of Halifax Capital Partners, L.P. is Halifax Genpar, L.P., a Delaware limited partnership. The general partner of Halifax Genpar, L.P. is The Halifax Group, L.L.C. a Delaware limited liability company. Halifax Genpar, L.P. and The Halifax Group, L.L.C. may be deemed to beneficially own the 195,365 shares of our common stock held by Halifax Capital Partners, L.P. and its affiliate, Mr. Dupree. Halifax Capital Partners, L.P., Halifax Genpar, L.P. and The Halifax Group, L.L.C. disclaim beneficial ownership of the 719 shares of our common stock owned directly by Mr. Dupree. William L. Rogers, A. Judson Hill, Michael T. Marshall and Brent D. Williams, as well as Mr. Dupree and Kenneth M. Doyle (as indicated in footnotes 9 and 10, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(5)	As a Special Limited Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P., and a member of JWC-InSight Co-invest LLC, Mr. Segal may be deemed to beneficially own the 705,381 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 59,524 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Segal disclaims beneficial ownership of such shares.

(6)	As a Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P., and a member of JWC-InSight Co-invest LLC, Mr. Yun may be deemed to beneficially own the 705,381 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 59,524 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Yun disclaims beneficial ownership of such shares.

(7)	As an Operating Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P. and a member of JWC-InSight Co-invest LLC, Mr. Cannizzaro may be deemed to beneficially own the 705,381 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 59,524 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Cannizzaro disclaims beneficial ownership of such shares. Includes options to purchase 7,034 shares of our common stock at an exercise price of $112.72 per share, which are fully vested and immediately exercisable.

(8)	As a Vice President at J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P. and a member of JWC-InSight Co-invest LLC, Mr. Tricolli may be deemed to beneficially own the 705,381 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 59,524 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Tricolli disclaims beneficial ownership of such shares.

(9)	As a Managing Director of The Halifax Group, L.L.C., which manages Halifax Capital Partners, L.P., Mr. Dupree may be deemed to beneficially own the 194,646 shares of our common stock owned by Halifax Capital Partners, L.P. and its affiliates. Mr. Dupree disclaims beneficial ownership of such shares.

(10)	As a Managing Director of The Halifax Group, L.L.C., which manages Halifax Capital Partners, L.P., Mr. Doyle may be deemed to beneficially own the 195,365 shares of our common stock owned by Halifax Capital Partners, L.P. and its affiliates. Mr. Doyle disclaims beneficial ownership of such shares.

(11)	Includes an option to purchase 6,547 shares of our common stock at an exercise price of $112.72 per share. Does not include an option to purchase 37,100 shares of our common stock at an exercise price of $112.72 per share, which is not currently exercisable.

(12)	Includes an option to purchase 1,407 shares of our common stock at an exercise price of $112.72 per share. Does not include an option to purchase 5,627 shares of our common stock at an exercise price of $112.72 per share, which is not currently exercisable.

(13)	Includes (i) an option to purchase 1,846 shares of our common stock at an exercise price of $102.37 per share and (ii) an option to purchase 352 shares or our common stock at an exercise price of $112.72 per share. Does not include (i) an option to purchase 3,429 shares of our common stock at an exercise price of $102.37 per share and (ii) an option to purchase 1,407 shares of our common stock at an exercise price of $112.72 per share, which are not currently exercisable.

(14)	Includes an option to purchase 1,846 shares of our common stock at an exercise price of $102.37 per share and (ii) an option to purchase 1,055 shares or our common stock at an exercise price of $112.72 per share. Does not include (i) an option to purchase 3,429 shares of our common stock at an exercise price of $102.37 per share and (ii) an option to purchase 4,220 shares of our common stock at an exercise price of $112.72 per share, which are not currently exercisable.

Except as otherwise noted, we believe that each of the stockholders listed in the table above has sole voting and dispositive power over all shares beneficially owned. Each of our stockholders in the table above is party to a stockholders agreement which governs the transferability and voting of shares of our common stock held by them. See “Certain Relationships and Related Transactions — Stockholders Agreement.”

Equity Compensation Plan Information

The following table provides information, after giving effect to the 1 for 5.687362 reverse stock split, as of March 31, 2007, with respect to compensation plans under which our common stock is authorized for issuance. These compensation plans include: (i) the 2001 Stock Option Plan; and (ii) stock options granted pursuant to stock option agreements. Our stockholders approved the 2001 Stock Option Plan and the issuance of options to purchase up to 118,471 shares of our common stock, pursuant to individual stock option agreements.

(c)
Number of Shares
Remaining Available
	(a)		for Future Issuance
	Number of Shares to		Under Equity
	be	(b)	Compensation Plans
	Issued Upon	Weighted Average	(Excluding Shares
	Exercise of	Exercise Price of	Reflected in Column
Plan Category	Outstanding Options	Outstanding Options	(a))

Equity compensation plans approved by stockholders	140,184	$100.61	29,530

PRINCIPAL STOCKHOLDERS — PREPACKAGED PLAN

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2007 and after giving effect to the exchange offer, assuming that all of our senior subordinated notes are exchanged for common stock through the prepackaged plan, by (i) each person or entity known to us owning beneficially 5% or more of our common stock, (ii) each member of our board of directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers (as defined by Rule 3b-7 under the Exchange Act) as a group. At March 31, 2007, our outstanding securities, after giving effect to the 1 for 6.326392 reverse stock split, consisted of approximately 864,440 shares of common stock and options to purchase 46,184 shares of common stock which are immediately exercisable. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

	Shares Beneficially Owned as of March 31, 2007		Shares Beneficially Owned After the Prepackaged Plan
Names and Addresses of Beneficial Owners	Number(1)	Percent(1)	Number(1)	Percent(1)

J.W. Childs Equity Partners II, L.P.(2)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	687,641	79.5%	687,641	8.0%
JWC-InSight Co-invest LLC(3)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	53,511	6.2%	53,511	*
Halifax Capital Partners, L.P.(4)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	175,631	20.3%	175,631	2.0%
Steven G. Segal(5)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
Edward D. Yun(6)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
Michael N. Cannizzaro(7)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	6,322	*	6,322	*
Mark J. Tricolli(8)
111 Huntington Avenue, Suite 2900 Boston, Massachusetts 02199	—	—	—	—
David W. Dupree(9)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	647	*	647	*
Kenneth M. Doyle(10)
1133 Connecticut Avenue, N.W. Washington, D.C. 20036	—	—	—	—
Bret W. Jorgensen(11)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	5,886	*	—	—
Mitch C. Hill(12)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	1,265	*	—	—
Marilyn U. MacNiven-Young(13)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	1,976	*	—	—
Patricia R. Blank(14)
26250 Enterprise Court, Suite 100 Lake Forest, CA 92630	2,608	*	—	—
All directors and executive officers, as a group (12 persons)	19,968	2.3%	19,968	*

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after March 31, 2007.

(2)	Includes 634,130 shares of our common stock owned directly by J.W. Childs Equity Partners II, L.P. and 53,511 shares of our common stock owned directly by JWC-InSight Co-invest LLC, an affiliate of J.W. Childs Equity Partners II, L.P. The general partner of J.W. Childs Equity Partners II, L.P. is J.W. Childs Advisors II, L.P., a Delaware limited partnership. The general partner of J.W. Childs Advisors II, L.P. is J.W. Childs Associates, L.P., a Delaware limited partnership. The general partner of J.W. Childs Associates, L.P. is J.W. Childs Associates, Inc., a Delaware corporation. J.W. Childs Advisors II, L.P., J.W. Childs Associates, L.P. and J.W. Childs Associates, Inc. may be deemed to beneficially own the 687,641 shares of our common stock held by J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC. John W. Childs, Glenn A. Hopkins, Dana L. Schmaltz, Adam L. Suttin, William E. Watts, James Rhee and Jeffrey Teschke, as well as Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro and Mark J. Tricolli (as indicated in footnotes 5, 6, 7, and 8, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(3)	JWC-InSight Co-invest LLC is a Delaware limited liability company and affiliate of J.W. Childs Equity Partners II, L.P. J.W. Childs Associates, Inc. is the managing member of JWC-InSight Co-invest LLC. As the managing member, J.W. Childs Associates, Inc. owns the 53,511 shares of our common stock to be held directly by JWC-InSight Co-invest LLC. John W. Childs, Glenn A. Hopkins, Dana L. Schmaltz, Adam L. Suttin, William E. Watts, James Rhee and Jeffrey Teschke, as well as Steven G. Segal, Edward D. Yun, Michael N. Cannizzaro and Mark J. Tricolli (as indicated in footnotes 5, 6, 7, and 8, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(4)	Includes 174,984 shares of our common stock owned directly by Halifax Capital Partners, L.P. and 647 shares of our common stock owned directly by Mr. Dupree, a Managing Director of The Halifax Group, L.L.C. The general partner of Halifax Capital Partners, L.P. is Halifax Genpar, L.P., a Delaware limited partnership. The general partner of Halifax Genpar, L.P. is The Halifax Group, L.L.C. a Delaware limited liability company. Halifax Genpar, L.P. and The Halifax Group, L.L.C. may be deemed to beneficially own the 175,631 shares of our common stock held by Halifax Capital Partners, L.P. and its affiliate, Mr. Dupree. Halifax Capital Partners, L.P., Halifax Genpar, L.P. and The Halifax Group, L.L.C. disclaim beneficial ownership of the 647 shares of our common stock owned directly by Mr. Dupree. William L. Rogers, A. Judson Hill, Michael T. Marshall and Brent D. Williams, as well as Mr. Dupree and Kenneth M. Doyle (as indicated in footnotes 9 and 10, respectively) share voting and investment control over, and therefore may be deemed to beneficially own, the shares of common stock held by these entities.

(5)	As a Special Limited Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P., and a member of JWC-InSight Co-invest LLC, Mr. Segal may be deemed to beneficially own the 634,130 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 53,511 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Segal disclaims beneficial ownership of such shares.

(6)	As a Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P., and a member of JWC-InSight Co-invest LLC, Mr. Yun may be deemed to beneficially own the 634,130 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 53,511 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Yun disclaims beneficial ownership of such shares.

(7)	As an Operating Partner of J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P. and a member of JWC-InSight Co-invest LLC, Mr. Cannizzaro may be deemed to beneficially own the 634,130 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 53,511 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Cannizzaro disclaims beneficial ownership of such shares. Includes options to purchase 6,322 shares of our common stock at an exercise price of $125.39 per share, which are fully vested and immediately exercisable.

(8)	As a Vice President at J.W. Childs Associates, L.P., which manages J.W. Childs Equity Partners II, L.P. and a member of JWC-InSight Co-invest LLC, Mr. Tricolli may be deemed to beneficially own the 634,130 shares of our common stock owned by J.W. Childs Equity Partners II, L.P. and the 53,511 shares of our common stock held directly by JWC-InSight Co-invest LLC. Mr. Tricolli disclaims beneficial ownership of such shares.

(9)	As a Managing Director of The Halifax Group, L.L.C., which manages Halifax Capital Partners, L.P., Mr. Dupree may be deemed to beneficially own the 174,984 shares of our common stock owned by Halifax Capital Partners, L.P. and its affiliates. Mr. Dupree disclaims beneficial ownership of such shares.

(10)	As a Managing Director of The Halifax Group, L.L.C., which manages Halifax Capital Partners, L.P., Mr. Doyle may be deemed to beneficially own the 175,631 shares of our common stock owned by Halifax Capital Partners, L.P. and its affiliates. Mr. Doyle disclaims beneficial ownership of such shares.

(11)	Includes an option to purchase 5,886 shares of our common stock at an exercise price of $125.39 per share. Does not include an option to purchase 33,353 shares of our common stock at an exercise price of $125.39 per share, which is not currently exercisable.

(12)	Includes an option to purchase 1,265 shares of our common stock at an exercise price of $125.39 per share. Does not include an option to purchase 5,058 shares of our common stock at an exercise price of $125.39 per share, which is not currently exercisable.

(13)	Includes (i) an option to purchase 1,660 shares of our common stock at an exercise price of $113.88 per share and (ii) an option to purchase 316 shares or our common stock at an exercise price of $125.39 per share. Does not include (i) an option to purchase 3,082 shares of our common stock at an exercise price of $113.88 per share and (ii) an option to purchase 1,265 shares of our common stock at an exercise price of $125.39 per share, which are not currently exercisable.

(14)	Includes an option to purchase 1,660 shares of our common stock at an exercise price of $113.88 per share and (ii) an option to purchase 948 shares or our common stock at an exercise price of $125.39 per share. Does not include (i) an option to purchase 3,082 shares of our common stock at an exercise price of $113.88 per share and (ii) an option to purchase 3,794 shares of our common stock at an exercise price of $125.39 per share, which are not currently exercisable.

Except as otherwise noted, we believe that each of the stockholders listed in the table above has sole voting and dispositive power over all shares beneficially owned. Each of our stockholders in the table above is party to a stockholders agreement which governs the transferability and voting of shares of our common stock held by them. See “Certain Relationships and Related Transactions — Stockholders Agreement.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We are not aware of any of our directors, officers, principal stockholders or affiliates that own senior subordinated notes or will be surrendering senior subordinated notes for exchange pursuant to the exchange offer. Neither we, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of any of the foregoing, have engaged in any transactions in the senior subordinated notes during the 60 business days prior to the date hereof.

Management Agreement

Upon the completion of our acquisition of InSight, we entered into a management agreement with J.W. Childs Advisors II, L.P., the general partner of J.W. Childs Equity Partners II, L.P. and Halifax Genpar, L.P., the general partner of Halifax Capital Partners, L.P. J.W. Childs Advisors II, L.P. and Halifax Genpar, L.P. provide business, management and financial advisory services to us in consideration of (i) an annual fee of $240,000 to be paid to J.W. Childs Advisors II, L.P. and (ii) an annual fee of $60,000 to be paid to Halifax Genpar, L.P. From August 2004 through December 2005, we paid J.W. Childs Advisors II, L.P. a monthly fee of $10,000 for the services of Michael N. Cannizzaro, our Chairman of the Board. We also reimburse such entities for all travel and other out-of-pocket expenses incurred by such entities in connection with their performance of the advisory services under the agreement. The management agreement has an initial term of five years, which term will automatically renew for one year periods thereafter and is subject to earlier termination by our board of directors. Furthermore, we and InSight have agreed to indemnify and hold harmless J.W. Childs Advisors II, L.P. and Halifax Genpar, L.P. and their affiliates, from and against any and all claims, losses, damages and expenses arising out of our acquisition of InSight or the performance by J.W. Childs Advisors II, L.P. and Halifax Genpar, L.P. of their obligations under the management agreement.

Stockholders Agreement

We, J.W. Childs Equity Partners II, L.P., JWC-InSight Co-invest LLC, Halifax Capital Partners, L.P., Mr. Dupree, management of InSight and all other holders of our capital stock or stock options have entered into a stockholders agreement. Under the stockholders agreement, we and each of our stockholders have a right of first refusal to purchase any stock proposed to be sold by all other stockholders party to the stockholders agreement, except J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC. Additionally, the stockholders agreement affords: (1) stockholders, other than J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC, so-called “tag-along rights,” which give these stockholders the right to participate with respect to proposed sales of our capital stock by J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC; (2) J.W. Childs Equity Partners II, L.P. and JWC-InSight Co-invest LLC “drag-along rights,” which gives these stockholders the right to require other stockholders to participate in proposed sales of a majority of our capital stock; and (3) all stockholders certain registration rights with respect to our capital stock. Furthermore, the stockholders agreement contains put and call features on capital stock and stock options held by InSight management which are triggered upon termination of such individual’s employment with InSight; however, these put and call features are inapplicable to Mr. Jorgensen’s capital stock and stock options. The stockholders agreement also obligates us and our stockholders to take all necessary action to appoint, as our directors, up to eight nominees designated by J.W. Childs Equity Partners II, L.P. (as would constitute a majority of our entire board of directors) and two nominees designated by Halifax Capital Partners, L.P. We expect the stockholders agreement to be terminated in the event the restructuring is consummated.

Severance and Consulting Arrangements

Pursuant to the terms of a separation agreement with us, Michael A. Boylan, InSight’s former Executive Vice President – Enterprise Development, will receive severance equal to 12 months salary at his level of compensation as of June 30, 2006, which was $275,000 per year and benefits in accordance with the terms of his employment agreement. We also entered into a short-term consulting agreement with Mr. Boylan, pursuant to which Mr. Boylan provided consulting services to us in connection with certain acquisitions, joint ventures and disposition arrangements, in exchange for a fee of $25,500 per month, plus reimbursement of his reasonable out-of-pocket expenses incurred in providing such services. The short-term consulting agreement terminated on September 30, 2006.

Family Member Relationship

Patricia K. Kincaid, M.D. is a sister-in-law of Donald F. Hankus, InSight’s Executive Vice President and Chief Information Officer, and a principal or partner of West Rad Medical Group, Inc. (“WRMG”), a professional radiology medical group. During the year ended June 30, 2006, we paid WRMG approximately $0.5 million in connection with its provision of certain professional services to four fixed-site centers in California. In addition, an affiliated company of WRMG’s has an economic interest in an entity that owns one of these fixed-site centers. WRMG’s provision of professional services to us began more than two years prior to our employment of Mr. Hankus.

Policies and Procedures Regarding Related Persons

We have a written policy that requires all employees to avoid any activity that conflicts or appears to conflict with our interest. This policy extends to the family members of our employees. Each employee is instructed to report any actual or potential conflict of interest to their immediate supervisor. Conflicts of interest are only permitted upon the prior written consent of our general counsel. Conflicts of interest that would involve an employee taking for himself or herself an opportunity discovered in connection with their employment require the written consent of our board of directors. This policy is part of our Code of Ethical Conduct. Moreover, at least annually each director and executive officer completes a detailed questionnaire regarding relationships or arrangements that require disclosure under the SEC’s rules and regulations.

Our existing management and stockholders agreements discussed above are not subject to the policy. The family relationship involving Mr. Hankus was disclosed in 2006 through our annual questionnaire process and our general counsel granted permission.

DESCRIPTION OF OUR CAPITAL STOCK

The following summarizes certain provisions of our common stock. Additional information regarding the capital stock is set forth in our certificate of incorporation and amended and restated bylaws, which are exhibits to the registration statement of which this prospectus and solicitation statement forms a part, and in the applicable provisions of the Delaware General Corporation Law, or the DGCL, under which we are incorporated and by which our corporate affairs are governed.

General

Our authorized capital stock at March 31, 2007 consisted of 10,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001, of which no shares were outstanding. If we complete the restructuring without the filing of the prepackaged plan, we intend to implement a 1 for 5.687362 reverse split of our common stock prior to the consummation of the exchange offer and consent solicitation. After giving effect to the 1 for 5.687362 reverse stock split and the restructuring without the filing of the prepackaged plan, as of March 31, 2007, there would have been issued and outstanding 8,741,573 shares of common stock (which amount does not include 169,714 shares reserved for issuance pursuant to stock option agreements and a stock option plan). If we complete the restructuring through the prepackaged plan, we intend to implement a 1 for 6.326392 reverse split of our common stock prior to the consummation of the exchange offer and consent solicitation. After giving effect to the 1 for 6.326392 reverse stock split and the restructuring through the prepackaged plan, as of March 31, 2007, there would have been issued and outstanding 8,644,444 shares of common stock, with no shares reserved for issuance upon exercise of options because all outstanding options would have been cancelled and the stock option plan would have been terminated.

We may be required to amend our certificate of incorporation and/or our amended and restated bylaws in connection with the consummation of the exchange offer and/or the prepackaged plan.

Common Stock

Voting

Holders of shares of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of the shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting at a stockholder meeting can elect all of the directors.

Dividends

Holders of shares of common stock may receive dividends when and if declared by the board of directors in accordance with the applicable law. We do not anticipate that we will be able to pay any dividends on our common stock in the foreseeable future. We intend to retain any future earnings to fund operations, debt service requirements and other corporate needs. If the restructuring is completed, we also expect to be subject to restrictions on the payment of dividends on the common stock under the terms of the indenture governing our floating rate notes and any other debt agreements that we may enter into in the future. See “Management’s Discussion and Analysis of Financial Condition and Results Of Operations — Financial Condition, Liquidity and Capital Resources — Floating Rate Notes and Revolving Credit Facility” and Note 21 to our audited consolidated financials statements and Note 13 to our unaudited condensed consolidated financial statements, all as included elsewhere in this prospectus and solicitation statement.

Other Rights

Holders of shares of common stock are entitled to share ratably in our assets available for distribution to our stockholders in the event of liquidation, dissolution or winding up. Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are upon payment therefor and issuance, fully paid and non-assessable.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 1,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock, and may have voting and conversion rights which could adversely affect the holders of shares of our common stock. There are currently no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-Takeover Effects of our Certificate of Incorporation and Amended and Restated Bylaws

Our certificate of incorporation and amended and restated bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors.

These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Call of Special Meetings

Our amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the board of directors, our chairman of the board, our president, or upon the request of the holders of more than 25% of our outstanding common stock. Stockholders are not otherwise permitted to call a special meeting.

Filling of Board Vacancies; Removal

Our amended and restated bylaws authorize only our board of directors to fill vacancies, including those resulting from newly created directorships or resignation or removal of directors. This may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Additional Certificate of Incorporation and Amended and Restated Bylaw Provisions

Stockholder Action by Written Consent

Any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voting.

Delaware “Business Combination” Statute

We have elected not to be subject to section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute is intended to prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that do not receive the prior approval of the board of directors. By virtue of our decision to elect out of the statute’s provisions, the statute does not apply to us, but we could elect to be subject to section 203 in the future by amending our certificate of incorporation.

Amendments to our Certificate of Incorporation and Amended and Restated Bylaws

Except where our board of directors is permitted by law to act without any action by our stockholders, provisions of our certificate of incorporation may not be adopted, repealed, altered or amended, in whole or in part, without the approval of holders of a majority of the outstanding common stock. Our amended and restated bylaws may be amended or repealed and new bylaws may be adopted by holders of a majority of our common stock or by the board of directors. Any amended and restated bylaws adopted or amended by our board of directors may be amended or repealed by the stockholders entitled to vote thereon.

Registration Rights

Upon consummation of the exchange offer, we expect to enter into a registration rights agreement with our existing equity holders and certain of our other stockholders. Under the registration rights agreement, holders of a majority of the common stock held by our existing equity holders and each other holder of at least 5% of our common stock outstanding following consummation of the exchange offer and, if applicable, prepackaged plan (collectively, the “Registration Rights Holders”), will have the right, on one occasion each, to demand that we register their shares of our common stock under the Securities Act, subject to limitations to be negotiated with the Ad Hoc Committee. In addition, in the event we propose to register any shares of our common stock under the Securities Act either for our account or for the account of any of our stockholders, the Registration Rights Holders shall be entitled, on two occasions, to include their shares of our common stock in such registration, subject to limitations to be negotiated with the Ad Hoc Committee.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes certain material U.S. federal income tax considerations with respect to the consummation of the exchange offer and the consent solicitation. The summary does not discuss all aspects of U.S. federal income taxation that may be relevant to Holders of the senior subordinated notes in light of their individual circumstances and does not deal with taxpayers subject to special treatment under U.S. federal income tax law, such as S corporations, mutual funds, insurance companies, small business investment companies, foreign companies and nonresident alien individuals (in each case, except to the extent discussed below under “Non-U.S. Holders”), regulated investment companies, tax-exempt organizations, brokers, dealers in securities or currencies, banks and other financial institutions, hybrid entities, certain former citizens or residents of the United States, individual retirement and other tax-deferred accounts, partnerships or other pass-through entities, persons holding the senior subordinated notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that have a functional currency other than the U.S. dollar, and persons subject to the alternative minimum tax.

This discussion is limited to investors who hold the senior subordinated notes as capital assets for U.S. federal income tax purposes. In addition, this summary does not discuss any foreign, state or local tax consequence. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations (the “Treasury Regulation”), rulings and judicial decisions, all of which are subject to change (possibly with retroactive effect). There can be no assurance that the Internal Revenue Service (“IRS”) will not take a view contrary to those expressed herein, and no ruling from the IRS has been, or will be, sought on the issues discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those summarized below.

This summary of the material U.S. federal income tax consequences of the exchange offer and consent solicitation is for general information only and is not tax advice for any particular holder of senior subordinated notes. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situation, as well as any consequences with respect to exchanging the senior subordinated notes or the adoption of the proposed amendments arising under the U.S. federal estate or gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of a senior subordinated note that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if (a) a U.S. court can exercise primary supervision over the administration of such trust and (b) one or more U.S. fiduciaries has the authority to control all of the substantial decisions of such trust, or if an election has been made to treat the trust as a U.S. person. A “Non-U.S. Holder” is a holder other than a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the senior subordinated notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding the senior subordinated notes, you should consult your tax advisors.

Exchanging U.S. Holders

Classification of Notes as Securities.  The U.S. federal income tax consequences to U.S. Holders who exchange their senior subordinated notes for common stock will depend upon whether the senior subordinated notes constitute “securities” for U.S. federal income tax purposes. The term “security” is not defined in the Code or applicable Treasury Regulations and has not been clearly defined by court decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a “security,” one of the most important factors is the original term of the instrument. The Company intends to take the position that the senior subordinated notes are “securities” for U.S. federal income tax purposes. However, due to the lack of clear authority with respect to this issue, the treatment of the senior subordinated notes as securities is uncertain. Holders should consult their own tax advisors regarding the classification of the senior subordinated notes as “securities” for U.S. federal income tax purposes.

Tax-Free Transaction.  If the senior subordinated notes constitute “securities” for U.S. federal income tax purposes, the exchange of the senior subordinated notes for common stock pursuant to the exchange offer may be part of a tax-free “reorganization” for U.S. federal income tax purposes. Alternatively, if the exchanging holders own at least 80 percent of the common stock immediately after the transaction, the transaction may be tax-free under section 351 of the Code. In either such event, if you are a U.S. Holder of senior subordinated notes, you generally will not recognize gain or loss on the receipt of common stock in exchange for your senior subordinated notes except to the extent attributable to any accrued but unpaid interest and to the extent of the consent payment (see discussion below under “— Consent Payment”).

In addition, in such event, your aggregate initial tax basis of the common stock received in the exchange generally would be the same as the aggregate tax basis of the senior subordinated notes exchanged plus any gain recognized on the exchange, and your holding period in the common stock generally would include the period during which you held the senior subordinated notes. A tendering holder’s adjusted tax basis in senior subordinated notes generally is the price that the holder paid for the senior subordinated notes increased by the amount of any market discount previously included in income by such holder with respect to the senior subordinated notes and reduced (but not below zero) by any amortizable bond premium allowable as a deduction with respect to the senior subordinated notes. Market discount on a senior subordinated note generally is the excess of the principal amount of the senior subordinated note over the holder’s tax basis in the note at the time of its acquisition subject to a de minimis rule. Amortizable bond premium on a senior subordinated note is generally the excess of the tax basis of an senior subordinated note to a holder immediately after its acquisition over the principal amount of the senior subordinated note.

Subject to the discussions below relating to U.S. Holders of senior subordinated notes with market discount and U.S. Holders who have claimed bad debt deductions with respect to their senior subordinated notes, any gain or loss recognized on the sale or other taxable disposition of the common stock received in the exchange generally will be capital gain or loss. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. Upon your sale or other taxable disposition of the common stock received in exchange for your senior subordinated notes, any accrued market discount on your senior subordinated notes, to the extent not previously included by you as ordinary income, generally must be treated as ordinary income. Market discount, if any, accrues from the date you purchased an senior subordinated note until its final maturity. In addition, any gain on your sale or other taxable disposition of the common stock received in exchange for your senior subordinated notes generally will be ordinary to the extent that you previously claimed a bad debt deduction with respect to your senior subordinated notes.

Taxable Transaction.  If it is determined that the transaction does not qualify as tax-free under section 351 of the Code or as a tax-free “reorganization”, the exchange of the senior subordinated notes for common stock would be a taxable event for U.S. federal income tax purposes. In that case, if you are a U.S. Holder of senior subordinated notes, you will recognize net gain or loss on such exchange in an amount equal to the difference between the aggregate fair market value of the common stock plus the consent payment received by you in the exchange offer and your adjusted tax basis in the senior subordinated notes exchanged. Any gain or loss recognized on the exchange generally will be capital gain or loss except to the extent of accrued market discount (less any accrued market discount previously reported as ordinary income), to the extent you claimed a bad debt deduction with respect to the senior subordinated notes, and to the extent attributable to any accrued but unpaid interest. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

In addition in such case, your initial tax basis in the common stock received by you pursuant to the exchange offer would equal the fair market value of the common stock on the date of the exchange and your holding period for the common stock would begin on the day following the date of the exchange. Any gain on the sale or other taxable disposition of the common stock should be capital gain. Capital gain of non-corporate taxpayers with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Consent Payment.  The federal income tax consequences of the receipt of the consent payment are not clear. The Company believes, and intends to take the position for federal income tax purposes, that the consent payment will be considered additional consideration in exchange for the senior subordinated notes. Accordingly, if the exchange of senior subordinated notes is determined to be tax-free, the consenting holders would recognize gain (but not loss) to the extent of the lesser of (i) the amount of the consent payments received and (ii) the gain realized on the exchange. The amount of gain realized on the exchange would equal the excess of (a) the sum of the consent payments received and the fair market value of the common stock over (b) such holder’s adjusted tax basis in the senior subordinated notes. As discussed above under “— Taxable Transaction,” if the exchange is determined to be taxable, consenting holders would recognize gain or loss on the exchange equal to the difference between (i) the sum of (a) the consent payment and (b) the fair market value of the common stock received and (ii) the holder’s adjusted tax basis in the senior subordinated notes.

As discussed above, although the matter is not free from doubt, the Company believes, and intends to take the position for federal income tax purposes, that no portion of the value of the common stock or the consent payment to which a tendering holder is entitled as a result of the exchange offer should be taxable as a separate fee for consenting to the adoption of the proposed amendments to the Indenture governing the senior subordinated notes. The IRS, however, might take a different view. If a portion of the common stock or the consent payment were treated for federal income tax purposes as a separate fee for consenting to the proposed amendments, such portion would be taxable as ordinary income on the Effective Date of exchange. In that case, the amount allocable to a consent fee would not be included in the holder’s amount realized for purposes of determining any gain or loss on the exchange offer.

Dividends on Common Stock.  Distributions to U.S. Holders of common stock will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the U.S. Holder is a corporation, a dividends-received deduction may be available to such U.S. Holder with respect to any such dividends paid on the common stock, subject to applicable limitations under the Code.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital. Such treatment will cause a reduction in the adjusted basis of the common stock (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock). The balance in excess of adjusted basis will be taxed as capital gain.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to payments of amounts received in exchange for the senior subordinated notes, dividends on the common stock, and the proceeds of a sale of the common stock made to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full any amounts received. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Non-Exchanging U.S. Holders

The U.S. federal income tax consequences to U.S. Holders of the senior subordinated notes that do not exchange their senior subordinated notes in the exchange offer are unclear. The U.S. federal income tax treatment to such holders will depend on whether the adoption of the proposed amendments to the Indenture are properly viewed as a “significant modification” of the senior subordinated notes under applicable Treasury Regulations and, if so, whether such adoption would qualify as a “recapitalization” of the Company for U.S. federal income tax purposes. As described below, although the matter is not free from doubt, the Company believes that the adoption of the proposed amendments to the Indenture will likely be considered a

“significant modification” of the senior subordinated notes (defined, for this purpose, as an alteration of the legal rights and obligations of the debt instrument in a manner that is “economically significant”) and that the adoption of the proposed amendments would not qualify as a “recapitalization.” As a result, the adoption of the proposed amendments to the Indenture will likely constitute a taxable deemed exchange of the senior subordinated notes for new modified notes (the “Modified Notes”).

In this case, a holder of senior subordinated notes generally would be subject to consequences similar to those described above under “— Taxable Transaction,” except that for purposes of determining gain or loss on the deemed exchange, the holder’s amount realized would be either: (1) the fair market value of the new Modified Notes received by the holder, if either the senior subordinated notes or the new Modified Notes are considered to be “publicly traded” under the applicable tax rules or (2) the face amount (as determined under the federal income tax laws) of the new Modified Notes on the date of the deemed exchange. The appropriate measure for determining the amount realized by a holder of senior subordinated notes would depend upon facts and circumstances existing at the time of the deemed exchange. The new Modified Notes deemed to be received in the exchange could be treated as issued with original issue discount in an amount equal to the excess of the face amount of the Modified Notes over the fair market value the Modified Notes. This excess would be includible in your income over the term of the new Modified Notes.

If, however, the adoption of the proposed amendments does not constitute a “significant modification” of the senior subordinated notes, a non-tendering holder would not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the adoption of the proposed amendments to the Indentures. In that case, a non-tendering holder’s adjusted tax basis and holding period in the senior subordinated notes after the adoption of the proposed amendments would be the same as the holder’s adjusted tax basis and holding period in the senior subordinated notes immediately before the adoption of the proposed amendments.

Similarly, if, contrary to the Company’s expectations, a deemed exchange does qualify as a “recapitalization,” a non-tendering U.S. Holder would not recognize any gain or loss in connection with the deemed exchange or the adoption of the proposed amendments, and the holder’s adjusted tax basis and holding period in the senior subordinated notes after the adoption of the proposed amendments would be the same as the holder’s adjusted tax basis and holding period in the senior subordinated notes immediately before the adoption of the proposed amendments.

Non-U.S. Holders

The following is a summary of certain United States federal tax consequences that will apply to you if you are a Non-U.S. Holder. Special rules may apply to some Non-U.S. holders, such as: ‘controlled foreign corporations;’ ‘passive foreign investment companies;’ corporations that accumulate earnings to avoid United States federal income tax; and individuals who are United States expatriates. These Non-U.S. Holders are subject to special treatment under the Code and should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange of Senior Subordinated Notes.  The exchange of the senior subordinated notes for common stock by a Non-U.S. Holder generally will not be subject to United States federal income tax except to the extent the transaction is not tax-free for U.S. federal income tax purposes (see “— Tax-Free Transaction” and “Consent Payment” above) and:

(a) any gain recognized is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; or

(b) in the case of a Non-U.S. Holder who is an individual and holds the senior subordinated notes as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

Dividends on Common Stock.  Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (or, where a tax treaty applies, attributable to a United States permanent establishment of the Non-U.S. Holder), are not subject to the withholding tax. Instead, such effectively connected dividends are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional ‘branch profits tax’ at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends paid that are not treated as effectively connected dividends, as described above will be required: to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person; or if the common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Exchange and Retirement of Common Stock.  A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless:

(a) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder;

(b) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met; or

(c) the Company is or has been a ‘United States real property holding corporation’ for United States federal income tax purposes.

We believe that we are not, and do not anticipate becoming, a ‘United States real property holding corporation’ for United States federal income tax purposes.

United States Federal Estate Tax.  Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Non-Exchanging Non-U.S. Holders.  Non-exchanging Non-U.S. Holders should not recognize gain or loss on the modification of the senior subordinated notes unless the modifications are considered a taxable exchange and

(i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder; or

(ii) in the case of a Non-U.S. Holder who is an individual and holds the senior subordinated notes as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met.

As described above, although the matter is not free from doubt, the Company believes that the modifications likely will be considered a taxable exchange because the adoption of the proposed amendments to the indenture governing the senior subordinated notes likely will be considered a “significant modification” of the senior subordinated notes and that the adoption of the proposed amendments should not qualify as a “recapitalization.”

Information Reporting and Withholding.  We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding may apply to dividends paid to a Non-U.S. Holder unless the beneficial owner provides his name, and address. The beneficial owner must also certify, under penalty of perjury, that he is not a United States person (which certification may be made on Form W-8BEN). If a financial institution holds the common stock on behalf of the beneficial owner, such institution must certify, under penalty of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a disposition of the senior subordinated notes and/or a sale of common stock within the United States or conducted through United States-related financial intermediaries unless:

(a) the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person); or

(b) the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Tax Consequences to the Company

We will realize income from cancellation of indebtedness, or COD, as a result of the exchange to the extent the value of the stock issued in exchange for the senior subordinated notes is less than the ‘adjusted issue price’ of the senior subordinated notes. Thus, the precise amount of COD income which we will realize cannot be determined until the date of the exchange. We will not recognize such COD income to the extent we are considered insolvent from a tax perspective immediately prior to the debt exchange. However, we will be required to reduce certain of our tax attributes, including our net operating losses and loss carryforwards, to the extent such income is excluded from taxable income. To the extent that we are considered solvent and realize COD income, our available losses may offset all or a portion of the COD income. COD income realized in excess of available losses will result in a tax liability. In addition, the issuance of common stock in the exchange will result in an ‘ownership change’ of our company. This ownership change will significantly limit or eliminate the use of our remaining tax attributes, including net operating losses, available after the exchange.

To the extent the discharge of our senior subordinated notes occurs in a chapter 11 bankruptcy case pursuant to the prepackaged plan, COD income will be excluded with a corresponding tax attribute reduction. In addition, an exception to the general annual limitation on net operating losses imposed following an ownership change applies in cases in which the stockholders and/or qualified creditors of a debtor retain or receive (other than in exchange for new investments) at least 50% of the vote and value of the stock of the reorganized debtor pursuant to a confirmed bankruptcy plan. Under this exception, a debtor’s pre-change losses are not subject to an annual limitation, but are required to be reduced by the amount of any interest deductions claimed during the three taxable years preceding the date of the reorganization, and during the part of the taxable year prior to and including the reorganization, in respect of the debt converted into stock in the reorganization. Moreover, if this exception applies, a subsequent ownership change of the debtor within a two-year period after the reorganization will preclude the debtor’s utilization of any pre-change losses at the time of the subsequent ownership change against future taxable income. It should be noted, however, that this provision only applies to the extent that the net operating losses reside in a corporation that is included in the bankruptcy filing. It is not yet decided whether a bankruptcy filing will be made and, if it is, which corporations in the consolidated group will be included in the filing. Moreover even if we so qualify, we may elect not to have the exception apply and instead have the annual limitation on our net operating losses be calculated by reference to the value of the company including the increase in value from the cancellation of creditors’ claims in the transaction.

Tax Return Disclosure and Investor List Requirements

Treasury Regulations require taxpayers that participate in ‘reportable transactions’ to disclose such transactions on their tax returns by attaching IRS Form 8886 and to retain information related to such transactions. A transaction may be a ‘reportable transaction’ based upon any of several indicia, one or more of which may be present with respect to this transaction. As a result, we may have to disclose this transaction on our tax return. You should consult your own tax advisers concerning any possible disclosure obligation with respect to your investment and should be aware that we and other participants in the transaction may be required to report this transaction and/or maintain an investor list.

The foregoing discussion is intended to provide only a general summary of certain U.S. federal income tax consequences of the exchange offer and consent solicitation and is not a complete analysis or description of all potential U.S. federal income tax consequences of the exchange offer and consent solicitation. This discussion does not address tax consequences that might vary with, or are contingent on, individual circumstances. In addition, it does not address any foreign, state or local tax consequences of the exchange offer and consent solicitation. Accordingly, we urge each holder of the senior subordinated notes to consult its own tax advisors to determine the particular U.S. federal, state, local, foreign or other tax consequences to it of the exchange offer and consent solicitation.

LEGAL MATTERS

The validity of the shares of common stock to be delivered to the holders of the senior subordinated notes in connection with the exchange offer and consent solicitation and certain legal matters in connection with the federal income tax consequences of the exchange offer and consent solicitation will be passed upon by our counsel, Kaye Scholer LLP.

EXPERTS

The consolidated financial statements as of June 30, 2006 and 2005 and for each of the three years in the period ended June 30, 2006 included in this prospectus and solicitation statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and periodic reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy these reports and other information at the Public Reference Section of the SEC, 100 F Street, NE, Washington DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers that file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The address of this site is http://www.sec.gov.

The information in this prospectus and solicitation statement may not contain all the information that may be important to you. You should read the entire prospectus and solicitation statement, the registration statement of which this prospectus and solicitation statement is a part, and all exhibits and schedules thereto before making an investment decision.

DELIVERY OF LETTERS OF TRANSMITTAL AND CONSENTS

Manually signed facsimile copies of the letters of transmittal and consents will be accepted. The letters of transmittal and consent and senior subordinated notes and any other required documents should be sent or delivered by each tendering holder or a beneficial owner’s broker, dealer, commercial bank, trust company or other nominee to the exchange agent, at its address set forth below.

The exchange agent for this exchange offer and consent solicitation is:

U.S. BANK TRUST NATIONAL ASSOCIATION

By Hand: U.S. Bank Trust National Association Corporate Trust Services EP-MN-WS-2N 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance	By Mail: U.S. Bank Trust National Association Corporate Trust Services EP-MN-WS-2N 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance

By Overnight Express: U.S. Bank Trust National Association Corporate Trust Services EP-MN-WS-2N 60 Livingston Avenue St. Paul, MN 55107 Attn: Specialized Finance	By Facsimile: U.S. Bank Trust National Association Attn: Specialized Finance (651) 495-8158

To Confirm Receipt:
(800) 934-6802

Questions and requests for assistance or for additional copies of this prospectus and solicitation statement, the letter of transmittal and consent or the notice of guaranteed delivery may also be directed to the solicitation and information agent.

The solicitation and information agent for this exchange offer and consent solicitation is:

CapitalBridge
111 River Street, 10th Fl.
Hoboken, NJ 07030
Tel: (877) 746-3583
Fax: (201) 499-3600
Email: aaron.dougherty@cap-bridge.com

The dealer manager for this exchange offer and consent solicitation is:

Lazard Capital Markets LLC
30 Rockefeller Plaza
New York, New York 10020
Tel: (212) 632-6723

Index to Financial Statements

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of InSight Health Services Holdings Corp.:

In our opinion, the consolidated financial statements appearing on pages F-3 through F-34 present fairly, in all material respects, the financial position of InSight Health Services Holdings Corp. and its subsidiaries (the “Company”) at June 30, 2006 and 2005 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing on page F-35 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency and the Company is considering various strategic alternatives, including restructuring all or a portion of its indebtedness under Chapter 11 of the U.S. Bankruptcy Code, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

Orange County, California

September 27, 2006, except for Note 2 and Note 15, as to which the date is February 15, 2007

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2006 AND 2005
(Amounts in thousands, except share data)

	2006	2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,208	$20,839
Trade accounts receivables, net	43,690	46,450
Short-term investments	—	5,000
Other current assets	8,389	7,970

Total current assets	80,287	80,259

PROPERTY AND EQUIPMENT, net	181,026	209,461
INVESTMENTS IN PARTNERSHIPS	3,051	3,513
OTHER ASSETS	17,904	16,301
OTHER INTANGIBLE ASSETS, net	31,473	36,459
GOODWILL	94,463	278,530

	$408,204	$624,523

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of notes payable	$555	$2,795
Current portion of capital lease obligations	5,105	4,927
Accounts payable and other accrued expenses	40,077	36,469

Total current liabilities	45,737	44,191

LONG-TERM LIABILITIES:
Notes payable, less current portion	494,203	485,531
Capital lease obligations, less current portion	3,519	8,315
Other long-term liabilities	3,166	3,538
Deferred income taxes	3,472	15,224

Total long-term liabilities	504,360	512,608

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS’ EQUITY:
Common stock, $.001 par value, 10,000,000 shares authorized, 5,468,814 shares issued and outstanding at June 30, 2006 and 2005	5	5
Additional paid-in capital	87,081	87,081
Accumulated other comprehensive income	601	—
Accumulated deficit	(229,580)	(19,362)

Total stockholders’ (deficit) equity	(141,893)	67,724

	$408,204	$624,523

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004
(Amounts in thousands, except per share data)

	Years Ended June 30,
	2006	2005	2004

REVENUES:
Contract services	$134,406	$136,537	$129,193
Patient services	171,892	180,336	161,691

Total revenues	306,298	316,873	290,884

COSTS OF OPERATIONS:
Costs of services	197,812	194,507	168,700
Provision for doubtful accounts	5,351	5,723	4,998
Equipment leases	3,257	2,326	990
Depreciation and amortization	64,852	65,601	58,733

Total costs of operations	271,272	268,157	233,421

Gross profit	35,026	48,716	57,463

CORPORATE OPERATING EXPENSES	(23,655)	(18,447)	(16,217)
(LOSS) GAIN ON SALES OF CENTERS	—	(170)	2,129
EQUITY IN EARNINGS OF UNCONSOLIDATED PARTNERSHIPS	3,072	2,613	2,181
INTEREST EXPENSE, net	(50,754)	(44,860)	(40,682)
GAIN ON REPURCHASE OF NOTES PAYABLE	3,076	—	—
LOSS ON DISSOLUTION OF PARTNERSHIP	(1,000)	—	—
IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS	(190,807)	—	—

(Loss) income before income taxes	(225,042)	(12,148)	4,874
(BENEFIT) PROVISION FOR INCOME TAXES	(14,824)	15,069	1,950

Net (loss) income	$(210,218)	$(27,217)	$2,924

Net income (loss) per common share:
Basic	$(38.44)	$(4.98)	$0.53
Diluted	(38.44)	(4.98)	0.52
Weighted average number of common shares outstanding:
Basic	5,469	5,469	5,469
Diluted	5,469	5,469	5,582

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004
(Amounts in thousands, except share data)

				Accumulated
			Additional	Other	Retained
	Common Stock		Paid-In	Comprehensive	Earnings
	Shares	Amount	Capital	Gain (Loss)	(Deficit)	Total

BALANCE AT JUNE 30, 2003	5,468,814	$5	$87,081	$(403)	$4,931	$91,614
Net income	—	—	—	—	2,924	2,924
Other comprehensive gain:
Unrealized gain attributable to change in fair value of derivative	—	—	—	403	—	403

Comprehensive income						3,327

BALANCE AT JUNE 30, 2004	5,468,814	5	87,081	—	7,855	94,941
Net loss	—	—	—	—	(27,217)	(27,217)

BALANCE AT JUNE 30, 2005	5,468,814	5	87,081	—	(19,362)	67,724
Net loss	—	—	—	—	(210,218)	(210,218)
Other comprehensive income:
Unrealized gain attributable to change in fair value of derivative	—	—	—	601	—	601

Comprehensive loss						(209,617)

BALANCE AT JUNE 30, 2006	5,468,814	$5	$87,081	$601	$(229,580)	$(141,893)

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR
THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004
(Amounts in thousands)

	Years Ended June 30,
	2006	2005	2004

OPERATING ACTIVITIES:
Net (loss) income	$(210,218)	$(27,217)	$2,924
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Loss (gain) on sales of centers	—	170	(2,129)
Depreciation and amortization	64,852	65,601	58,733
Amortization of debt issuance costs	3,051	3,173	2,911
Equity in earnings of unconsolidated partnerships	(3,072)	(2,613)	(2,181)
Distributions from unconsolidated partnerships	3,387	2,621	2,054
Gain on repurchase of notes payable	(3,076)	—	—
Loss on dissolution of partnership	1,000	—	—
Impairment of goodwill and other intangible assets	190,807	—	—
Deferred income taxes	(15,224)	15,224	—
Changes in operating assets and liabilities:
Trade accounts receivables, net	3,016	8,096	(8,455)
Other current assets	(407)	(1,736)	3,084
Accounts payable and other accrued expenses	3,512	726	5,963

Net cash provided by operating activities	37,628	64,045	62,904

INVESTING ACTIVITIES:
Acquisition of fixed-site centers and mobile facilities, net of cash acquired	(2,345)	—	(101,334)
Proceeds from sales of centers	—	2,810	5,413
Additions to property and equipment	(30,927)	(30,459)	(46,734)
Sale (purchase) of short-term investments	5,000	(5,000)	—
Other	(235)	(3,110)	(2,379)

Net cash used in investing activities	(28,507)	(35,759)	(145,034)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	(293,109)	(37,781)	(8,209)
Proceeds from issuance of notes payable	298,500	—	101,125
Payments made in connection with refinancing notes payable	(6,836)	—	—
Payment for interest rate cap contract	(307)	—	—
Other	—	(78)	72

Net cash (used in) provided by financing activities	(1,752)	(37,859)	92,988

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	7,369	(9,573)	10,858
Cash, beginning of period	20,839	30,412	19,554

Cash, end of period	$28,208	$20,839	$30,412

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$42,852	$42,461	$38,939
Income taxes paid	422	202	377
Equipment additions under capital leases	737	—	—

The accompanying notes are an integral part of these consolidated financial statements.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF BUSINESS

All references to “we,” “us,” “our,” “our company,” “the Company” or “InSight Holdings” mean InSight Health Services Holdings Corp., a Delaware corporation and all entities and subsidiaries owned or controlled by InSight Health Services Holdings Corp. All references to “InSight” mean InSight Health Services Corp., a Delaware corporation and wholly owned subsidiary of InSight Health Services Holdings Corp. and all entities and subsidiaries controlled by InSight. Through InSight and its subsidiaries, we provide diagnostic imaging, and related management services in more than 30 states throughout the United States. Our operations are primarily concentrated in California, Arizona, New England, the Carolinas, Florida and the Mid-Atlantic states. We have two reportable segments: fixed operations and mobile operations. Our services are provided through a network of 82 mobile magnetic resonance imaging, or MRI, facilities, 11 mobile positron emission tomography, or PET, facilities, nine mobile PET/CT facilities, two mobile lithotripsy facilities, three mobile computed tomography, or CT, facilities, one mobile catheterization lab (collectively, mobile facilities), 73 MRI fixed-site centers, 40 multi-modality fixed-site centers, two PET fixed-site centers and one CT fixed-site center (collectively, fixed-site centers).

At our multi-modality fixed-site centers, we typically offer other services in addition to MRI, including PET, CT, x-ray, mammography, ultrasound, nuclear medicine and bone densitometry services.

2.  CURRENT DEVELOPMENTS

During recent years, we have experienced many adverse market conditions and our financial performance has deteriorated. We reported a net loss of approximately $210.8 million for the fiscal year ended June 30, 2006, and a net loss of approximately $55.7 million (unaudited) for the six months ended December 31, 2006. Though non-cash goodwill impairment charges constituted the significant component of both reported net losses, we have experienced, and expect to continue to experience, decreases in revenues and increases in cost of operations, corporate operating expenses and interest expense. Since June 30, 2006, the decrease in revenues and increases in costs and expenses were greater than we anticipated. Currently, we believe that future net cash provided by operating activities, our existing cash and cash equivalents on hand and our revolving credit facility should be adequate to meet our liquidity requirements for at least the next twelve months; however, we cannot assure you that we will not pursue one of the alternative approaches described below, or that our financial performance and liquidity position will not deteriorate further.

Notwithstanding our belief regarding the adequacy of our liquidity for the next twelve months, we have engaged Lazard Frères & Co. LLC as our financial advisor to assist us in exploring strategic alternatives, including the refinancing or restructuring of all or a portion of our indebtedness, although any restructuring or refinancing of our indebtedness would result in us incurring significant expenses. As of now, we are continuing to operate our business under its current capitalization structure while trying to maximize net cash provided by operating activities and minimize our discretionary use of cash for capital projects. If our net cash provided by operating activities declines further than we anticipate, we may be unable to maintain a sufficient level of liquidity, which could cause us to default on our indebtedness. If we can maintain a sufficient level of liquidity, we may continue to operate in this manner; however, we may determine to proceed with one or more of the following alternative approaches: (i) sell all or a portion of our business; (ii) enter into a negotiated settlement with holders of all or a portion of our indebtedness; (iii) pursue a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code with holders of all or a portion of our indebtedness; or (iv) restructure all or a portion of our indebtedness under Chapter 11 of the U.S. Bankruptcy Code. Any of these alternative approaches will require the consent or waiver of our revolving credit facility provider. Because of these uncertainties and alternative approaches described above, there is substantial doubt about our ability to continue as a going concern.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and the satisfaction of liabilities in the normal course of business. Accordingly, our consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   CONSOLIDATED FINANCIAL STATEMENTS

Our consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Our investment interests in partnerships or limited liability companies, or Partnerships, are accounted for under the equity method of accounting when our ownership is 50% or less (Note 16). Our investment interests in Partnerships are consolidated when we own more than 50%.

Significant intercompany balances have been eliminated in consolidation.

b.   USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.   REVENUE RECOGNITION

Revenues from contract services and from patient services are recognized when services are provided. Patient services revenues are presented net of (1) related contractual adjustments, which represent the difference between our charge for a procedure and what we will ultimately receive from private health insurance programs, Medicare, Medicaid and other federal healthcare programs, and (2) payments due to radiologists. We report payments made to radiologists on a net basis because (i) we are not the primary obligor for the provision of professional services, (ii) the radiologists receive contractually agreed upon amounts from collections and (iii) the radiologists bear the risk of non-collection; however, we have recently entered into arrangements with several radiologists pursuant to which we pay the radiologists directly for their professional services on an agreed upon contractual rate. With respect to these arrangements, the professional component is included in our revenues, and our payments to the radiologists are included in costs of services. Contract services revenues are recognized over the applicable contract period. Revenues collected in advance are recorded as unearned revenue.

d.   CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents are generally composed of liquid investments with original maturities of three months or less, such as certificates of deposit and commercial paper.

e.   TRADE ACCOUNTS RECEIVABLES

We review our trade accounts receivables and our estimates of the allowance for doubtful accounts and contractual adjustments each period. Contractual adjustments are manual estimates based upon an analysis of (i) historical experience of contractual payments from payors and (ii) the outstanding accounts receivables from payors. Contractual adjustments are written off against their corresponding asset account at the time a payment is received from a payor, with a reduction to the allowance for contractual adjustments to the extent such an allowance was previously recorded. Estimates of uncollectible amounts are revised each period, and changes are recorded in the period they become known. The provision for doubtful accounts includes amounts to be written off with respect to (1) specific accounts involving customers, which are financially unstable or

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

materially fail to comply with the payment terms of their contract and (2) other accounts based on our historical collection experience, including payor mix and the aging of patient accounts receivables balances. Receivables deemed to be uncollectible, either through a customer default on payment terms or after reasonable collection efforts have been exhausted, are fully written off against their corresponding asset account, with a reduction to the allowance for doubtful accounts to the extent such an allowance was previously recorded.

f.   LONG-LIVED ASSETS

Property and Equipment.  Property and equipment are depreciated and amortized on the straight-line method using the following estimated useful lives:

Vehicles	3 to 8 years
Buildings	7 to 20 years
Leasehold improvements	Lesser of the useful life or term of lease
Computer and office equipment	3 to 5 years
Diagnostic and related equipment	5 to 8 years
Equipment and vehicles under capital leases	Lesser of the useful life or term of lease

We capitalize expenditures for improvements and major equipment upgrades. Maintenance, repairs and minor replacements are charged to operations as incurred. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Long-lived Asset Impairment.  We review long-lived assets, including identified intangible assets, for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. We consider assets to be impaired and write them down to fair value if expected associated undiscounted cash flows are less than the carrying amounts. Fair value is determined based on the present value of the expected associated cash flows.

g.   DEFERRED FINANCING COSTS

Costs incurred in connection with financing activities are deferred and amortized using the effective interest method over the terms of the related debt agreements ranging from seven to ten years. Amortization of these costs is charged to interest expense in the accompanying consolidated statements of operations. Total costs deferred and included in other assets in the accompanying consolidated balance sheets at June 30, 2006 and 2005 were approximately $16.8 million and $16.0 million, respectively.

h.   STOCK-BASED COMPENSATION

As permitted under Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock Based Compensation” (SFAS 123), we account for the options and warrants issued to employees in accordance with APB Opinion No. 25. SFAS 123 requires that we present pro-forma disclosures of net income as if we had recognized compensation expense equal to the fair value of options granted, as determined at the

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date of grant. Our net (loss) income would have reflected the following pro forma amounts (amounts in thousands, except per share data):

	Years Ended June 30,
	2006	2005	2004

Net (loss) income:
As reported	$(210,218)	(27,217)	$2,924
Expense	(291)	(245)	(377)

Pro forma	$(210,509)	$(27,462)	$2,547

Basic net (loss) income per common share:
As reported	$(38.44)	$(4.98)	$0.53
Pro forma	(38.49)	(5.02)	0.47

Diluted net (loss) income per common share was the same as basic net (loss) income per common share for all years, except for the year ended June 30, 2004, which was $0.46. The fair value of each option grant and warrant issued is estimated on the date of grant or issuance using the Black-Scholes pricing model with the following assumptions used for the grants and issuances in the years ended June 30, 2006, 2005 and 2004, respectively:

	Years Ended June 30,
Assumptions	2006	2005	2004

Weighted average estimated fair value per option granted	6.65	6.80	6.22
Risk-free interest rate	4.06-4.40%	4.13-4.50%	3.58-4.18%
Volatility	0.00%	0.00%	0.00%
Expected dividend yield	0.00%	0.00%	0.00%
Estimated life	10.00 years	10.00 years	10.00 years

i.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and Other Intangible Assets.  Goodwill represents the excess purchase price we paid over the fair value of the tangible and intangible assets and liabilities acquired in acquisitions. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), the goodwill and indefinite-lived intangible asset balances are not being amortized, but instead are subject to an annual assessment of impairment by applying a fair-value based test. Other intangible assets are amortized on a straight-line basis over the estimated lives of the assets ranging from five to thirty years.

We evaluate the carrying value of goodwill and acquisition-related intangible assets, including the related amortization period, in the second quarter of each fiscal year. Additionally, we review the carrying amount of goodwill whenever events and circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. In a business combination, goodwill is allocated to our two reporting units (mobile and fixed), which are the same as our reportable operating segments, based on relative fair value of the assets acquired and liabilities assumed. In evaluating goodwill and intangible assets not subject to amortization, we complete the two-step goodwill impairment test as required by SFAS 142. In the first of a two-step impairment test, we determine the fair value of these reporting units using a discounted cash flow valuation model, market multiple model or appraised values, as appropriate. SFAS 142 requires us to compare the fair value of the reporting unit to its carrying value on an annual basis to determine if there is potential impairment. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to measure the amount of impairment loss, if any. The second step compares the implied fair value of the reporting unit with the carrying amount of that goodwill. Impairment losses, if any, are reflected in the consolidated statements of operations. As of June 30, 2006, based on the factors described in Note 8 to our audited consolidated financial statements, we performed an interim valuation analysis in accordance with SFAS 142 and recognized a non-cash goodwill impairment charge in both of our reporting units.

We assess the ongoing recoverability of our intangible assets subject to amortization in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), by determining whether the intangible asset balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with projected future cash flows discounted at our incremental borrowing rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

j.   INCOME TAXES

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

k.   COMPREHENSIVE INCOME (LOSS)

Components of comprehensive income (loss) are changes in equity other than those resulting from investments by owners and distributions to owners. Net income (loss) is the primary component of comprehensive income (loss). Our only component of comprehensive income (loss) other than net income (loss) is the change in unrealized gain or loss on derivatives qualifying for hedge accounting, net of tax. The aggregate amount of such changes to equity that have not yet been recognized in net income (loss) are reported in the equity portion of the accompanying consolidated balance sheets as accumulated other comprehensive income.

l.   INCOME (LOSS) PER COMMON SHARE

We report basic and diluted earnings per share (EPS) for common stock. Basic EPS is computed by dividing reported earnings by weighted average number of common shares outstanding. Diluted EPS is computed by adding to the weighted average number of common shares the dilutive effect of stock options. Due to the net losses reported by us, the calculation of diluted EPS is the same as basic EPS for the years ended June 30, 2006 and 2005.

m.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is estimated using available market information and other valuation methodologies. The fair value of our financial instruments is estimated to approximate the related book value, unless otherwise indicated.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n.   NEW PRONOUNCEMENTS

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. We are required to adopt the provisions of FIN 48 beginning in fiscal 2008. We are currently evaluating the effect FIN 48 will have on our financial condition and results of operations.

In June 2005, the Emerging Issues Task Force, or EITF, reached a consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (EITF 04-05), which provides guidance on when a sole general partner should consolidate a limited partnership. A sole general partner in a limited partnership is presumed to control that limited partnership and therefore should include the limited partnership in its consolidated financial statements, regardless of the sole general partner’s ownership interest in the limited partnership. The control presumption may be overcome if the limited partners have the ability to remove the sole general partner or otherwise dissolve the limited partnership. Other substantive participating rights by the limited partners may also overcome the control presumption. We were required to adopt the provisions of EITF 04-05 for all existing limited partnerships at the beginning of fiscal 2007. The adoption of EITF 04-05 did not have a material impact on our financial condition and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that a pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, we were required to adopt these provisions at the beginning of fiscal 2007. The adoption of SFAS 154 did not have a material impact on our financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R requires expensing of stock options and other share-based payments and supersedes FASB’s earlier rule (SFAS 123) that had allowed companies to choose between expensing stock options or showing pro-forma disclosure only. We are required to implement SFAS 123R at the beginning of fiscal 2007. The impact of adopting SFAS 123R is not expected to be materially different than the pro-forma disclosures under SFAS 123.

o.   RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation in the accompanying financial statements.

4.   ACQUISITIONS

In August 2003, we acquired twenty-two (22) mobile facilities operating primarily in the Mid-Atlantic states. The acquisition consisted of certain tangible and intangible assets, including diagnostic imaging equipment, customer contracts and other agreements. The aggregate purchase price was approximately $49.9 million, which included approximately $28.1 million paid to the seller and approximately $21.8 million for the payment of debt and transaction costs. The excess purchase price paid by us over our estimate of the fair value of the tangible and other intangible assets as of the date of the acquisition was approximately $29.1 million.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2004, we acquired twenty-one (21) fixed-site centers located in California, Arizona, Kansas, Texas, Pennsylvania and Virginia. The acquisition consisted of certain tangible and intangible assets, including diagnostic imaging equipment, real property, customer contracts and other agreements. The aggregate purchase price was approximately $48.6 million, which included approximately $35.9 million paid to the seller, approximately $10.6 million for the payment of debt and approximately $2.1 million of transaction costs. The excess purchase price paid by us over our estimate of the fair value of the tangible and other intangible assets as of the date of the acquisition was approximately $30.2 million.

5.   TRADE ACCOUNTS RECEIVABLES

Trade accounts receivables, net are comprised of the following (amounts in thousands):

	June 30,
	2006	2005

Trade accounts receivables	$85,972	$96,646
Less: Allowances for professional fees	9,782	11,897
Allowances for contractual adjustments	22,712	29,412
Allowances for doubtful accounts	9,788	8,887

Trade accounts receivables, net	$43,690	$46,450

The allowances for doubtful accounts and contractual adjustments include management’s estimate of the amounts expected to be written off on specific accounts and for write-offs on other unidentified accounts included in accounts receivables. In estimating the write-offs and adjustments on specific accounts, management relies on a combination of in-house analysis and a review of contractual payment rates from private health insurance programs or under the federal Medicare program. In estimating the allowance for unidentified write-offs and adjustments, management relies on historical experience. The amounts we will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the allowances for doubtful accounts and contractual adjustments in the accompanying consolidated financial statements at June 30, 2006.

We reserve a contractually agreed upon percentage at several of our fixed-site centers, averaging 20 percent of the accounts receivables balance from patients and third-party payors for payments to radiologists representing professional fees for interpreting the results of the diagnostic imaging procedures. Payments to radiologists are only due when amounts are received. At that time, the balance is transferred from the allowance account to a professional fees payable account.

6.   OTHER CURRENT ASSETS

Other current assets are comprised of the following (amounts in thousands):

	June 30,
	2006	2005

Prepaid expenses	$7,405	$6,965
Amounts due from our unconsolidated partnerships	984	1,005

	$8,389	$7,970

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.   PROPERTY AND EQUIPMENT

Property and equipment, net are stated at cost and are comprised of the following (amounts in thousands):

	June 30,
	2006	2005

Vehicles	$5,382	$5,701
Land, building and leasehold improvements	30,706	29,335
Computer and office equipment	48,517	44,996
Diagnostic and related equipment	249,801	231,351
Equipment and vehicles under capital leases	71,499	74,862

	405,905	386,245
Less: Accumulated depreciation and amortization	224,879	176,784

Property and equipment, net	$181,026	$209,461

Depreciation expense was approximately $61.1 million, $61.6 million and $55.0 million for the years ended June 30, 2006, 2005 and 2004, respectively.

8.   GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of (1) our negative financial trends and (2) the enactment of the Deficit Reduction Act of 2005 and its corresponding anticipated impact on our revenues, we determined that an interim impairment analysis of the fair value of our two reporting units (mobile and fixed) should be performed in accordance with SFAS 142 using a discounted cash flow model and a market multiples model. We completed our analysis of the fair value of our reporting units utilizing the assistance of an independent valuation firm. The audit committee of InSight’s board of directors (1) concluded that impairments had occurred and (2) ratified management’s determination that impairment charges were appropriate. Accordingly, we recorded a non-cash goodwill impairment charge of approximately $189.4 million related to our reporting units (approximately $126.8 million for our fixed reporting unit and approximately $62.6 million for our mobile reporting unit). Additionally, in accordance with SFAS 144, we recorded a non-cash impairment charge related to our other intangible assets of approximately $1.4 million related to wholesale contracts in our mobile reporting unit.

A reconciliation of goodwill for the year ended June 30, 2006 is as follows (amounts in thousands):

	Mobile		Fixed		Consolidated

Goodwill, June 30, 2005	$104,264		$174,266		$278,530
Acquired in acquisitions	—		2,404	(1)	2,404
Goodwill impairment charge(2)	(62,564)		(126,869)		(189,433)
Adjustments to goodwill	2,472	(3)	490	(4)	2,962

Goodwill, June 30, 2006	$44,172		$50,291		$94,463

(1)	In March 2006, we purchased a majority ownership interest in a joint venture that operates an MRI fixed-site center in San Ramon, California. In connection with this purchase, we recorded a $2.4 million increase in goodwill.

(2)	We recorded a goodwill impairment charge discussed above.

(3)	In December 2005, we dissolved a mobile lithotripsy partnership in Connecticut. In connection with this dissolution, we recorded a $1.0 million reduction in associated goodwill. In 2006, we increased the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

balance of goodwill by $3.5 million as a result of recording a deferred tax liability on the indefinite-lived intangible assets acquired in our fiscal 2002 acquisition of InSight not previously recorded.

(4)	In October 2005, we purchased the remaining ownership interest in a joint venture in Buffalo, New York. In connection with this purchase, we recorded a $0.5 million increase in goodwill.

The following reconciliation of other intangible assets is as follows (amounts in thousands):

	June 30, 2006		June 30, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Value	Amortization	Value	Amortization

Amortized intangible assets:
Managed care contracts	$24,410	$3,388	$24,410	$2,656
Wholesale contracts	14,006	12,235	15,380	9,355

	38,416	15,623	39,790	12,011

Unamortized intangible assets:
Trademark	8,680	—	8,680	—

Other intangible assets	$47,096	$15,623	$48,470	$12,011

Other intangible assets are amortized on a straight-line method using the following estimated useful lives:

Managed care contracts	30 years
Wholesale contracts	5 to 7 years

Amortization of intangible assets was approximately $3.6 million, $3.8 million and $3.6 million for the years ended June 30, 2006, 2005 and 2004, respectively.

Estimated amortization expense for the years ending June 30, are as follows (amounts in thousands):

2007	$2,002
2008	1,257
2009	1,257
2010	1,257
2011	814

9.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

Accounts payable and other accrued expenses are comprised of the following (amounts in thousands):

	June 30,
	2006	2005

Accounts payable	$3,723	$2,193
Accrued equipment related costs	3,447	5,355
Accrued payroll and related costs	12,977	11,677
Accrued interest expense	8,444	4,214
Accrued professional fees	2,206	2,365
Accrued income taxes	51	223
Other accrued expenses	9,229	10,442

	$40,077	$36,469

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	NOTES PAYABLE

Notes payable are comprised of the following (amounts in thousands):

	June 30,
	2006	2005

Senior secured floating rate notes payable (Floating Rate Notes), bearing interest at LIBOR plus 5.25% (10.40% at June 30, 2006), interest payable quarterly, principal due in November 2011. The Floating Rate Notes are collateralized by substantially all of our assets. At June 30, 2006, the fair value of the notes was approximately $272.3 million	$300,000	$—
Notes payable to bank (Credit Facility), repaid in September 2005. The notes were collateralized by substantially all our assets	—	237,608
Unsecured senior subordinated notes payable (Fixed Rate Notes), bearing interest at 9.875%, interest payable semi-annually, principal due in November 2011. At June 30, 2006, the fair value of the notes was approximately $85.6 million	194,500	250,000
Other notes payable	1,614	718

Total notes payable	496,114	488,326
Less: Unamortized discount on Floating Rate Notes	1,356	—
Less: Current portion	555	2,795

Long-term notes payable	$494,203	$485,531

In September 2005, through InSight, we issued $300 million aggregate principal amount of senior secured floating rate notes, or Floating Rate Notes. The proceeds from the issuance of the Floating Rate Notes were used to (1) repay all borrowings under our credit facility with Bank of America, N.A. and a syndicate of other lenders (approximately $237.6 million); (2) repurchase approximately $55.5 million aggregate principal amount of our unsecured senior subordinated notes, or Fixed Rate Notes, in privately negotiated transactions (discussed below); and (3) pay certain related fees and expenses (approximately $6.8 million). This transaction is considered a debt modification under accounting principles generally accepted in the United States. The Floating Rate Notes are redeemable at our option, in whole or in part, on or after November 1, 2006. In January 2006, we exchanged the Floating Rates Notes that were originally issued in September 2005, for a like principal amount of Floating Rate Notes that had been registered with the SEC.

Concurrently with the issuance of the Floating Rate Notes and repayment of all outstanding borrowings under our credit facility, we amended and restated our credit facility to reduce and modify the $50.0 million revolving credit facility to an asset-based revolving credit facility of up to $30.0 million. As of June 30, 2006, we had approximately $27.0 million of availability under the amended revolving credit facility, based on our eligible borrowing base. As of June 30, 2006, there were no borrowings under the amended revolving credit facility. As of June 30, 2006, there were letters of credit of approximately $2.6 million outstanding under our amended revolving credit facility. Borrowings under the amended revolving credit facility bear interest at LIBOR plus 2.5% per annum (7.83% as of June 30, 2006) or, at our option, the base rate (which is the Bank of America, N.A. prime rate). We are required to pay an unused facility fee of 0.50% per annum, payable quarterly, on unborrowed amounts on the amended revolving credit facility. The amended revolving credit facility contains a fixed charge coverage covenant that we would be required to meet if our eligible borrowing base (net of outstanding borrowings) plus eligible cash falls below $15 million. If we are unable to meet this covenant our availability under the amended revolving credit facility would be restricted to keep our eligible borrowing base (net of outstanding borrowings) plus eligible cash above $15 million.

Through InSight, we also have outstanding $194.5 million in Fixed Rate Notes (after giving effect to the $55.5 million repurchase discussed above). In connection with the $55.5 million repurchase, we realized a gain

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of approximately $3.1 million, net of a write off of deferred financing costs of approximately $2.5 million. The Fixed Rate Notes are redeemable at our option, in whole or in part, on or after November 1, 2006.

In January 2006, through InSight, we purchased an interest rate cap contract. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0% (Note 20).

The agreements governing our amended revolving credit facility, Floating Rate Notes and Fixed Rate Notes contain restrictions on additional borrowings, capital projects, asset sales, dividend payments and certain other covenants. As of June 30, 2006, we were in compliance with those agreements. The agreements governing our amended revolving credit facility and Floating Rate Notes restrict our ability to prepay other indebtedness, including the Fixed Rate Notes.

We believe, based on currently available information, that future net cash provided by operating activities and our amended revolving credit facility will be adequate to meet our operating cash and debt service requirements for at least the next twelve months. Moreover, if our net cash provided by operating activities declines further than we have anticipated, we are prepared to take steps to conserve our cash, including delaying or restructuring our capital projects (entering into capital and operating leases rather than using cash). We believe that steps such as these would still enable to us meet our liquidity needs even if net cash provided operating activities falls below what we have anticipated. However, if our net cash provided by operating activities severely declines, we may be unable to service our indebtedness or our liquidity needs. If we are unable to service our indebtedness or fund our other liquidity needs, we may need to restructure or refinance all or a portion of our indebtedness on or before maturity or sell certain of our assets. We cannot assure you that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms, if at all, which could cause us to default on our indebtedness and impair our liquidity. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. Although we are prepared to take these additional steps if necessary we cannot be certain such steps would be effective. However, we continue to believe that we will be able to meet our liquidity needs to allow us to continue normal operations.

Scheduled maturities of equipment and other notes payable at June 30, 2006, are as follows (amounts in thousands):

2006	$555
2007	578
2008	481
2009	—
2010	—
Thereafter	494,500

$496,114

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	LEASE OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

We lease diagnostic equipment, certain other equipment and our office and imaging facilities under various capital and operating leases. Future minimum scheduled rental payments required under these noncancelable leases at June 30, 2006 are as follows (amounts in thousands):

	Capital	Operating

2007	$5,602	$10,381
2008	3,014	8,847
2009	474	6,882
2010	198	5,260
2011	—	3,295
Thereafter	—	5,860

Total minimum lease payments	$9,288	$40,525

Less: Amounts representing interest	664

Present value of capital lease obligations	8,624
Less: Current portion	5,105

Long-term capital lease obligations	$3,519

Accumulated depreciation on assets under capital leases was $13.1 million and $10.6 million at June 30, 2006 and 2005, respectively.

Rental expense for diagnostic equipment and other equipment for the years ended June 30, 2006, 2005 and 2004 was $3.3 million, $2.3 million and $1.0 million, respectively.

We occupy facilities under lease agreements expiring through October 2017. Some of these lease agreements may include provisions for an increase in lease payments based on the Consumer Price Index or scheduled increases based on a guaranteed minimum percentage or dollar amount. Rental expense for these facilities for the years ended June 30, 2006, 2005 and 2004 was $8.9 million, $9.2 million and $7.9 million, respectively.

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business and have insurance policies covering such potential insurable losses where such coverage is cost-effective. We believe that the outcome of any such lawsuits will not have a material adverse impact on our financial condition and results of operations.

On February 3, 2004, Southwest Outpatient Radiology, P.C., or SWOR, filed a Summons and Complaint against InSight Health Corp., one of InSight’s subsidiaries, in the Superior Court, Maricopa County, Arizona, for Declaratory Relief seeking a declaration as to the meaning and effect of a certain provision of the professional services agreement, or PSA, pursuant to which SWOR provided professional services at InSight’s facilities in Phoenix, Arizona. SWOR claimed the PSA provided a right of first refusal to provide professional services at any center InSight acquired in Maricopa County. InSight believes and it was intended that the provision related only to “de novo” centers which InSight developed. In April 2004, InSight acquired the stock of Comprehensive Medical Imaging, Inc., which owned and operated 21 fixed-site centers, six of which were located in Maricopa County, pursuant to a stock purchase agreement.

Prior to signing the stock purchase agreement, InSight gave SWOR 180 days notice to terminate the PSA in accordance with the PSA. SWOR claimed that the PSA had already terminated due to InSight’s breach of the right of first refusal provision. InSight answered the Summons and Complaint and was cooperating with SWOR in expediting discovery and an early trial when SWOR decided to abandon the Declaratory Relief

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

action and on April 20, 2004, SWOR filed a First Amended Complaint claiming breach of contract, anticipatory breach of contract, negligent misrepresentation, breach of covenant of good faith and fair dealing, intentional interference with contract, breach of fiduciary duty, declaratory relief and unspecified compensatory and punitive damages, prejudgment interest, and attorneys fees. We have answered the First Amended Complaint and discovery has commenced and is on-going. We are vigorously defending this lawsuit and believe that SWOR’s claims are without merit. We are unable to predict the outcome of this lawsuit.

In August 2003, InSight entered into a series of agreements and acquired a joint venture interest through a limited liability company it formed called Kessler Imaging Associates, LLC, or KIA, in a CT fixed-site center in Hammonton, New Jersey. KIA is owned 55% by InSight and 45% by Bernard Neff, M. D., or Dr. Neff. KIA manages Kessler CAT Scan Associates, LLC, which provides CT and mobile MRI and PET (using InSight mobile facilities) services to inpatients of William B. Kessler Memorial Hospital, or Hospital, and community outpatients.

Dr. Neff provides radiology services at the Hospital and to the outpatients. InSight does not control billing and collections to the Hospital for inpatients or to third party payors for outpatients. Dr. Neff performs that function.

Management at the Hospital changed in 2005, and in late 2005 the Hospital notified the parties that it was “voiding” all the agreements because the prior management had no authority to execute the agreements and stopped paying for the inpatient services. Immediately after the agreements were allegedly “voided,” Dr. Neff filed an arbitration claim against the Hospital, for among other things, collection of outstanding amounts owed by the Hospital for services previously rendered. The Hospital has challenged Dr. Neff’s efforts to proceed with arbitration efforts in the New Jersey courts. The appellate division granted a stay motion, so the arbitration has been stayed pending oral argument, which has not yet been held and no decision has yet been rendered. Until the appellate court rules, matters in the arbitration cannot go forward.

On March 8, 2006, InSight filed suit in the United States District Court for the District of New Jersey against the Hospital. By the Complaint, InSight has asserted claims for fraud and seeks in excess of $4 million in compensatory damages plus additional amounts for punitive damages. The Hospital has denied the substantive allegations against it.

The Hospital in turn filed a Counterclaim against InSight. Initially, we moved to dismiss that Counterclaim for failure to state a claim and for failure to comply with pleading requirements. Before that Motion could be ruled upon, the Hospital filed an Amended Counterclaim. By the Amended Counterclaim, the Hospital asserts that InSight engaged in fraud as to the Hospital, allegedly concealing aspects of the overall transaction to the Hospital’s disadvantage, that InSight aided and abetted Dr. Neff and his associates so they could acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration, and that InSight conspired with Dr. Neff and his associates to acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration. By the Amended Counterclaim, the Hospital seeks compensatory damages of not less than $5 million and punitive damages of not less than $10 million. We have moved to dismiss, and the motion remains pending at the present time. We have also answered the Amended Counterclaim, denying all of the substantive allegations. InSight intends to vigorously prosecute its case against the Hospital and defend the Hospital’s claims.

On September 13, 2006, the Hospital filed a voluntary bankruptcy petition under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, District of New Jersey (Camden). As a result, this case and the arbitration have been stayed by operation of law.

12.	CAPITAL STOCK

Stock Options.  We originally reserved 626,000 shares for the granting of nonstatutory stock options to key employees. Options are issued with an exercise price of at least the fair market value, as determined by

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the board of directors, of our common stock on the grant date. During fiscal 2006, we increased the number of shares reserved for such grants by 219,286 shares. Typically, 50% of the options vest cumulatively over various periods up to five years from the grant date, and 50% vest cumulatively upon the achievement of certain performance targets on an exit event. The options are exercisable in whole or in installments, and expire ten years from the grant date.

We have one stock option plan, which provided for the granting of nonstatutory stock options to four key employees (all of whom are no longer with the Company), all of which are fully vested. Holders of options for 175,990 shares of InSight common stock rolled over their options and received options for our common stock with the same terms under our stock option plan. At June 30, 2006, options to purchase 123,490 shares of our stock were outstanding under this plan.

As of June 30, 2006, we had 115,500 shares available for issuance. A summary of the status of our stock option plans at June 30, 2006, 2005 and 2004 and changes during the periods is presented below:

		Weighted Average
	Shares	Exercise Price

Outstanding, June 30, 2003	632,815	$16.16
Granted	30,000	19.07
Forfeited	(59,825)	18.27

Outstanding, June 30, 2004	602,990	16.10
Granted	209,500	19.82
Forfeited	(195,500)	18.07

Outstanding, June 30, 2005	616,990	16.74
Granted	338,236	19.82
Forfeited	(105,500)	19.43

Outstanding, June 30, 2006	849,726	$17.74

Exercisable at:
June 30, 2004	168,790	$10.96
June 30, 2005	204,565	$12.56
June 30, 2006	241,415	$13.50

Of the options outstanding at June 30, 2006, the characteristics are as follows:

Exercise Price	Weighted Average	Options	Total Options	Remaining
Range	Exercise Price	Exercisable	Outstanding	Contractual Life

$ 8.37	$8.37	123,490	123,490	5.33 years
18.00 - 19.82	18.88	117,925	726,236	7.47 years

		241,415	849,726

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	INCOME TAXES

The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The provision for income taxes for the years ended June 30, 2006, 2005 and 2004 is as follows (amounts in thousands):

	Years Ended June 30,
	2006	2005	2004

Current provision:
Federal	$—	$—	$1,640
State	400	(155)	310

	400	(155)	1,950

Deferred taxes arising from temporary differences:
State income taxes	9	(9)	173
Accrued expenses	181	(741)	(46)
Reserves	103	(1,376)	4,660
Depreciation	(7,114)	3,604	4,732
Amortization	(38,625)	5,367	4,962
Creation/utilization of net operating losses	(6,143)	(11,758)	(8,167)
Section 481 adjustment	—	1,161	1,161
Changes in valuation allowance reducing goodwill	—	—	(6,800)
Changes in valuation allowance	39,855	20,694	—
Non-goodwill intangible amortization	(11)	(1,001)	(1,399)
(Loss) income from partnerships	(3,480)	(536)	451
Other	1	(181)	273

Total deferred taxes arising from temporary differences	(15,224)	15,224	—

Total (benefit) provision for income taxes	$(14,824)	$15,069	$1,950

A reconciliation between the statutory federal income tax rate and our effective income tax rate is as follows:

	Years Ended June 30,
	2006	2005	2004

Federal statutory tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	0.6	(11.8)	4.0
Permanent items, including goodwill and non-deductible merger costs	(0.1)	(1.5)	2.0
Changes in valuation allowance	(15.7)	(138.9)	—
Impairment of goodwill and other intangible assets	(9.7)	—	—
Other, net	(2.5)	(5.8)	—

Net effective tax rate	6.6%	(124.0)%	40.0%

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of our net deferred tax asset (including current and non-current portions) as of June 30, 2006 and 2005, respectively, which arise due to timing differences between financial and tax reporting and net operating loss (NOL) carryforwards are as follows (amounts in thousands):

	June 30,
	2006	2005

Accrued expenses	$1,911	$2,092
Depreciation	(20,934)	(28,048)
Amortization	23,400	(15,224)
Reserves	2,087	2,191
Income (loss) from partnerships	3,472	(8)
State income taxes	3	12
Non-goodwill intangible amortization	(10,135)	(7,436)
NOL carryforwards	62,218	56,076
Other	78	80

Net deferred asset	62,100	9,735
Valuation allowance	(65,572)	(24,959)

	$(3,472)	$(15,224)

As of June 30, 2006, we had federal NOL carryforwards of approximately $157.8 million and state NOL carryforwards of approximately $143.0 million, expiring on various dates between 2007 and 2026. The charitable contribution carryforwards of approximately $0.2 million will begin to expire in 2008 if not utilized.

A valuation allowance is provided against the net deferred tax asset when it is more likely than not that the net deferred tax asset will not be realized. Based upon (1) our losses during 2006, (2) the impairment charges recorded in 2006 (Note 8) and (3) the available evidence, management determined that is more likely than not that the deferred tax assets related to certain NOL carryforwards and other assets as of June 30, 2006 will not be realized. Consequently, we recorded a valuation allowance in the amount of $65.6 million as of June 30, 2006. In determining the net asset subject to a valuation allowance, we excluded a deferred tax liability related to our indefinite-lived other intangible asset that is not expected to reverse in the foreseeable future resulting in a net deferred tax liability of approximately $3.5 million after application of the valuation allowance. The valuation allowance may be reduced in the future if we forecast and realize future taxable income or other tax planning strategies are implemented. Ultimate realization of the benefit of the NOLs is dependent upon our generating sufficient taxable income prior to their expiration.

14.	RETIREMENT SAVINGS PLANS

InSight has a 401(k) profit sharing plan (Plan), which is available to all eligible employees, pursuant to which InSight matches a percentage of employee contributions to the Plan. InSight contributions of approximately $1.4 million, $1.3 million and $1.0 million were made for the years ended June 30, 2006, 2005 and 2004.

15.	INCOME (LOSS) PER COMMON SHARE

The number of shares used in computing EPS is equal to the weighted average number of common shares outstanding during the respective period. We use the as-if converted method in computing EPS. There were no adjustments to net income (loss) (the numerator) for purposes of computing EPS.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of basic and diluted per share computations is as follows (amounts in thousands):

	Years Ended June 30,
	2006	2005	2004

Average number of common shares outstanding	5,469	5,469	5,469
Dilutive effect of stock options	—	—	113

	5,469	5,469	5,582

16.	INVESTMENTS IN AND TRANSACTIONS WITH PARTNERSHIPS

We have direct ownership in five Partnerships at June 30, 2006, three of which operate fixed-site centers, one of which operates a mobile PET facility and one of which is developing a fixed-site center that has not yet commenced operations. We own between 33% and 50% of these Partnerships, serve as the managing general partner and provide certain management services. These Partnerships are accounted for under the equity method.

Set forth below is certain financial data of these Partnerships (amounts in thousands):

	June 30,
	2006	2005

Combined Financial Position:
Current assets:
Cash	$3,275	$3,534
Trade accounts receivables, net	2,958	3,038
Other	66	75
Property and equipment, net	3,073	3,846
Intangible assets, net	34	117

Total assets	9,406	10,610
Current liabilities	(1,958)	(2,286)
Due to the Company	(873)	(912)
Long-term liabilities	(364)	(674)

Net assets	$6,211	$6,738

Set forth below are the combined operating results of the Partnerships and our equity in earnings of the Partnerships (amounts in thousands):

	Years Ended June 30,
	2006	2005	2004

Operating Results:
Revenues	$27,430	$25,935	$19,455
Expenses	20,439	19,558	14,314

Net income	$6,991	$6,377	$5,141

Equity in earnings of unconsolidated partnerships	$3,072	$2,613	$2,181

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	RELATED PARTY TRANSACTIONS

We have a management agreement with J.W. Childs Advisors II, L.P., the general partner of J.W. Childs Equity Partners II, L.P., and Halifax Genpar, L.P., the general partner of Halifax Capital Partners, L.P. J.W. Childs Advisors II, L.P. and Halifax Genpar, L.P. provide business, management and financial advisory services to InSight and the Company in consideration of (i) an annual fee of $240,000 to be paid to J.W. Childs Advisors II, L.P. and (ii) an annual fee of $60,000 to be paid to Halifax Genpar, L.P. In addition, from August 2004 through December 2005, we paid J.W. Childs Advisors II, L.P. a monthly fee of $10,000 for the services of Michael N. Cannizzaro, our chairman of the board.

18.	SEGMENT INFORMATION

We have two reportable segments: mobile operations and fixed operations, which are business units defined primarily by the type of service provided. Mobile operations consist primarily of mobile facilities while fixed operations consist primarily of fixed-site centers, although each segment generates contract services and patient services revenues. We do not allocate corporate and billing related costs, depreciation related to our billing system and amortization related to other intangible assets to the two segments. We also do not allocate income taxes to the two segments. We manage cash flows and assets on a consolidated basis, and not by segment.

The following tables summarize our operating results by segment (amounts in thousands):

Year ended June 30, 2006:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$113,757	$20,649	$—	$134,406
Patient services revenues	904	170,988	—	171,892

Total revenues	114,661	191,637	—	306,298
Depreciation and amortization	30,565	25,280	9,007	64,852
Total costs of operations	97,586	154,377	19,309	271,272
Corporate operating expenses	—	—	(23,655)	(23,655)
Equity in earnings of unconsolidated partnerships	—	3,072	—	3,072
Interest expense, net	(6,131)	(5,748)	(38,875)	(50,754)
Gain on repurchase of notes payable	—	—	3,076	3,076
Loss on dissolution of partnership	(1,000)	—	—	(1,000)
Impairment of goodwill and other intangible assets	(63,938)	(126,869)	—	(190,807)
Loss before income taxes	(53,994)	(92,285)	(78,763)	(225,042)
Additions to property and equipment	12,517	12,798	5,612	30,927

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Year ended June 30, 2005:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$118,891	$17,646	$—	$136,537
Patient services revenues	1,500	178,836	—	180,336

Total revenues	120,391	196,482	—	316,873
Depreciation and amortization	31,176	25,301	9,124	65,601
Total costs of operations	98,147	150,105	19,905	268,157
Corporate operating expenses	—	—	(18,447)	(18,447)
Loss on sales of centers	—	(170)	—	(170)
Equity in earnings of unconsolidated partnerships	—	2,613	—	2,613
Interest expense, net	(8,572)	(7,058)	(29,230)	(44,860)
Income (loss) before income taxes	13,672	41,762	(67,582)	(12,148)
Additions to property and equipment	14,361	14,974	1,124	30,459

Year ended June 30, 2004:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$112,219	$16,974	$—	$129,193
Patient services revenues	1,902	159,789	—	161,691

Total revenues	114,121	176,763	—	290,884
Depreciation and amortization	29,340	21,157	8,236	58,733
Total costs of operations	87,128	128,814	17,479	233,421
Corporate operating expenses	—	—	(16,217)	(16,217)
Gain on sale of center	—	2,129	—	2,129
Equity in earnings of unconsolidated partnerships	—	2,181	—	2,181
Interest expense, net	(11,562)	(6,841)	(22,279)	(40,682)
Income (loss) before income taxes	15,431	45,418	(55,975)	4,874
Additions to property and equipment	20,577	21,707	4,450	46,734

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	RESULTS OF QUARTERLY OPERATIONS (unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
	(Amounts in thousands, except per share data)

2006:
Revenues	$78,708	$75,639	$76,560	$75,391	$306,298
Gross profit	12,463	9,333	7,533	5,697	35,026
Net loss	(2,447)	(9,819)	(11,205)	(186,747)	(210,218)
Basic and diluted net (loss) per common share	(0.45)	(1.80)	(2.05)	(34.15)	(38.44)
2005:
Revenues	$80,854	$78,115	$78,212	$79,692	$316,873
Gross profit	14,109	12,659	11,502	10,446	48,716
Net loss	(786)	(1,134)	(2,011)	(23,286)	(27,217)
Basic and diluted net (loss) per common share	(0.14)	(0.21)	(0.37)	(4.26)	(4.98)

20.	HEDGING ACTIVITIES

We account for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). In accordance with SFAS 133, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge. We also formally assess, both at inception and at least quarterly thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting the changes in either the fair value or cash flows of the hedged item.

In January 2006, through InSight, we purchased an interest rate cap contract for a cost of approximately $0.3 million. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0%. We have designated this interest cap contract as a highly effective cash flow hedge of our Floating Rate Notes under SFAS 133. Accordingly, the value of the contract is marked-to-market quarterly, with changes in the fair value of the contract included as a separate component of other comprehensive income (loss). The premium paid for the contract will be amortized over the life of the contract as required under SFAS 133. The fair value of the interest rate cap contract was approximately $0.9 million as of June 30, 2006.

21.	SUPPLEMENTAL CONDENSED CONSOLIDATED FINANCIAL INFORMATION

We and all of InSight’s wholly owned subsidiaries, or guarantor subsidiaries, guarantee InSight Health Services Corp.’s payment obligations under the Fixed and Floating Rate Notes (Note 10). These guarantees are full, unconditional and joint and several. The following condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and issuers of guaranteed securities registered or being registered.” We account for investment in InSight and its subsidiaries under the equity method of accounting. Dividends from InSight to us are restricted under the agreements governing our material indebtedness. This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with accounting principles generally accepted in the United States.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
JUNE 30, 2006
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$25,944	$2,264	$—	$28,208
Trade accounts receivables, net	—	—	37,540	6,150	—	43,690
Other current assets	—	—	7,960	429	—	8,389
Intercompany accounts receivable	87,086	496,110	15,452	—	(598,648)	—

Total current assets	87,086	496,110	86,896	8,843	(598,648)	80,287
Property and equipment, net	—	—	164,637	16,389	—	181,026
Investments in partnerships	—	—	3,051	—	—	3,051
Investments in consolidated subsidiaries	(228,979)	(232,656)	7,046	—	454,589	—
Other assets	—	905	16,989	10	—	17,904
Goodwill and other intangible assets, net	—	—	121,433	4,503	—	125,936

	$(141,893)	$264,359	$400,052	$29,745	$(144,059)	$408,204

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Current portion of notes payable and capital lease obligations	$—	$—	$4,730	$930	$—	$5,660
Accounts payable and other accrued expenses	—	—	38,613	1,464	—	40,077
Intercompany accounts payable	—	—	583,196	15,452	(598,648)	—

Total current liabilities	—	—	626,539	17,846	(598,648)	45,737
Notes payable and capital lease obligations, less current portion	—	493,143	2,479	2,100	—	497,722
Other long-term liabilities	—	195	3,690	2,753	—	6,638
Stockholders’ (deficit) equity	(141,893)	(228,979)	(232,656)	7,046	454,589	(141,893)

	$(141,893)	$264,359	$400,052	$29,745	$(144,059)	$408,204

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
JUNE 30, 2005
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$17,971	$2,868	$—	$20,839
Trade accounts receivables, net	—	—	40,271	6,179	—	46,450
Short-term investments	—	—	5,000	—	—	5,000
Other current assets	—	—	7,487	483	—	7,970
Intercompany accounts receivable	87,086	487,828	17,294	—	(592,208)	—

Total current assets	87,086	487,828	88,023	9,530	(592,208)	80,259
Property and equipment, net	—	—	191,044	18,417	—	209,461
Investments in partnerships	—	—	3,513	—	—	3,513
Investments in consolidated subsidiaries	(19,362)	(19,362)	8,289	—	30,435	—
Other assets	—	—	16,272	29	—	16,301
Goodwill and other intangible assets, net	—	—	310,486	4,503	—	314,989

	$67,724	$468,466	$617,627	$32,479	$(561,773)	$624,523

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of notes payable and capital lease obligations	$—	$2,564	$4,708	$450	$—	$7,722
Accounts payable and other accrued expenses	—	—	34,915	1,554	—	36,469
Intercompany accounts payable	—	—	574,915	17,293	(592,208)	—

Total current liabilities	—	2,564	614,538	19,297	(592,208)	44,191
Notes payable and capital lease obligations, less current portion	—	485,044	7,504	1,298	—	493,846
Other long-term liabilities	—	220	14,947	3,595	—	18,762
Stockholders’ equity (deficit)	67,724	(19,362)	(19,362)	8,289	30,435	67,724

	$67,724	$468,466	$617,627	$32,479	$(561,773)	$624,523

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2006
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues:
Contract services	$—	$—	$127,092	$7,314	$—	$134,406
Patient services	—	—	142,755	29,137	—	171,892

Total revenues	—	—	269,847	36,451	—	306,298
Costs of operations	—	—	237,060	34,212	—	271,272

Gross profit	—	—	32,787	2,239	—	35,026
Corporate operating expenses	—	—	(23,655)	—	—	(23,655)
Equity in earnings of unconsolidated partnerships	—	—	3,072	—	—	3,072
Interest expense, net	—	—	(49,756)	(998)	—	(50,754)
Gain on repurchase of notes payable	—	3,076	—	—	—	3,076
Loss on dissolution of partnership	—	—	(1,000)	—	—	(1,000)
Impairment of goodwill and other intangible assets	—	—	(190,807)	—	—	(190,807)

Income (loss) before income taxes	—	3,076	(229,359)	1,241	—	(225,042)
Provision for income taxes	—	—	(14,824)	—	—	(14,824)

Income (loss) before equity in income (loss) of consolidated subsidiaries	—	3,076	(214,535)	1,241	—	(210,218)
Equity in income (loss) of consolidated subsidiaries	(210,218)	(213,294)	1,241	—	422,271	—

Net (loss) income	$(210,218)	$(210,218)	$(213,294)	$1,241	$422,271	$(210,218)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2005
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues:
Contract services	$—	$—	$128,619	$7,918	$—	$136,537
Patient services	—	—	146,953	33,383	—	180,336

Total revenues	—	—	275,572	41,301	—	316,873
Costs of operations	—	—	231,144	37,013	—	268,157

Gross profit	—	—	44,428	4,288	—	48,716
Corporate operating expenses	—	—	(18,447)	—	—	(18,447)
Loss on sales of centers	—	—	(170)	—	—	(170)
Equity in earnings of unconsolidated partnerships	—	—	2,613	—	—	2,613
Interest expense, net	—	—	(43,615)	(1,245)	—	(44,860)

(Loss) income before income taxes	—	—	(15,191)	3,043	—	(12,148)
Provision for income taxes	—	—	15,069	—	—	15,069

(Loss) income before equity in income (loss) of consolidated subsidiaries	—	—	(30,260)	3,043	—	(27,217)
Equity in income (loss) of consolidated subsidiaries	(27,217)	(27,217)	3,043	—	51,391	—

Net (loss) income	$(27,217)	$(27,217)	$(27,217)	$3,043	$51,391	$(27,217)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2004
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues:
Contract services	$—	$—	$120,508	$8,685	$—	$129,193
Patient services	—	—	121,919	39,772	—	161,691

Total revenues	—	—	242,427	48,457	—	290,884
Costs of operations	—	—	191,303	42,118	—	233,421

Gross profit	—	—	51,124	6,339	—	57,463
Corporate operating expenses	—	—	(16,217)	—	—	(16,217)
Gain on sale of center	—	—	2,129	—	—	2,129
Equity in earnings of unconsolidated partnerships	—	—	2,181	—	—	2,181
Interest expense, net	—	—	(39,235)	(1,447)	—	(40,682)

(Loss) income before income taxes	—	—	(18)	4,892	—	4,874
Provision for income taxes	—	—	1,950	—	—	1,950

(Loss) income before equity in income of consolidated subsidiaries	—	—	(1,968)	4,892	—	2,924
Equity in income of consolidated subsidiaries	2,924	2,924	4,892	—	(10,740)	—

Net income	$2,924	$2,924	$2,924	$4,892	$(10,740)	$2,924

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net (loss) income	$(210,218)	$(210,218)	$(213,294)	$1,241	$422,271	$(210,218)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	59,716	5,136	—	64,852
Amortization of debt issuance costs	—	—	3,051	—	—	3,051
Equity in earnings of unconsolidated partnerships	—	—	(3,072)	—	—	(3,072)
Distributions from unconsolidated partnerships	—	—	3,387	—	—	3,387
Gain on repurchase of notes payable	—	(3,076)	—	—	—	(3,076)
Loss on dissolution of partnership	—	—	1,000	—	—	1,000
Impairment of goodwill and other intangible assets	—	—	190,807	—	—	190,807
Deferred income taxes	—	—	(15,224)	—	—	(15,224)
Equity in (loss) income of consolidated subsidiaries	210,218	213,294	(1,241)	—	(422,271)	—
Changes in operating assets and liabilities:
Trade accounts receivables, net	—	—	2,731	285	—	3,016
Intercompany receivables, net	—	(3,920)	8,191	(4,271)	—	—
Other current assets	—	—	(473)	66	—	(407)
Accounts payable and other accrued expenses	—	—	3,698	(186)	—	3,512

Net cash (used in) provided by operating activities	—	(3,920)	39,277	2,271	—	37,628

INVESTING ACTIVITIES:
Acquisition of fixed-site center	—	—	(2,345)	—	—	(2,345)
Additions to property and equipment	—	—	(29,603)	(1,324)	—	(30,927)
Sale of short-term investments	—	—	5,000	—	—	5,000
Other		(22)	647	(860)	—	(235)

Net cash used in investing activities	—	(22)	(26,301)	(2,184)	—	(28,507)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	—	(287,415)	(5,003)	(691)	—	(293,109)
Proceeds from issuance of notes payable	—	298,500	—	—	—	298,500
Payments made in connection with refinancing notes payable	—	(6,836)	—	—	—	(6,836)
Payment for interest rate cap contract	—	(307)	—	—	—	(307)

Net cash provided by (used in) financing activities	—	3,942	(5,003)	(691)	—	(1,752)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	—	—	7,973	(604)	—	7,369
Cash, beginning of year	—	—	17,971	2,868	—	20,839

Cash, end of year	$—	$—	$25,944	$2,264	$—	$28,208

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005
(Amounts in thousands)

	Parent			Non-
	Company		Guarantor	Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net (loss) income	$(27,217)	$(27,217)	$(27,217)	$3,043	$51,391	$(27,217)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on sales of centers	—	—	170	—	—	170
Depreciation and amortization	—	—	60,261	5,340	—	65,601
Amortization of debt issuance costs	—	—	3,173	—	—	3,173
Equity in earnings of unconsolidated partnerships	—	—	(2,613)	—	—	(2,613)
Distributions from unconsolidated partnerships	—	—	2,621	—	—	2,621
Deferred income taxes	—	—	15,224	—	—	15,224
Equity in (loss) income of consolidated subsidiaries	27,217	27,217	(3,043)	—	(51,391)	—
Changes in operating assets and liabilities:
Trade accounts receivables, net	—	—	6,634	1,462	—	8,096
Intercompany receivables, net	—	32,219	(24,931)	(7,288)	—	—
Other current assets	—	—	(1,397)	(339)	—	(1,736)
Accounts payable and other accrued expenses	—	—	539	187	—	726

Net cash provided by operating activities	—	32,219	29,421	2,405	—	64,045

INVESTING ACTIVITIES:
Proceeds from sales of centers	—	—	2,810	—	—	2,810
Additions to property and equipment	—	—	(28,449)	(2,010)	—	(30,459)
Net purchases of short-term investments	—	—	(5,000)	—	—	(5,000)
Other	—	—	(1,627)	(1,483)	—	(3,110)

Net cash used in investing activities	—	—	(32,266)	(3,493)	—	(35,759)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	—	(32,195)	(4,950)	(636)	—	(37,781)
Other	—	(24)	(54)	—	—	(78)

Net cash used in financing activities	—	(32,219)	(5,004)	(636)	—	(37,859)

DECREASE IN CASH AND CASH EQUIVALENTS	—	—	(7,849)	(1,724)	—	(9,573)
Cash, beginning of year	—	—	25,820	4,592	—	30,412

Cash end of year	$—	$—	$17,971	$2,868	$—	$20,839

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2004
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

OPERATING ACTIVITIES:
Net income	$2,924	$2,924	$2,924	$4,892	$(10,740)	$2,924
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on sale of center	—	—	(2,129)	—	—	(2,129)
Depreciation and amortization	—	—	53,266	5,467	—	58,733
Amortization of debt issuance costs	—	—	2,911	—	—	2,911
Equity in earnings of unconsolidated partnerships	—	—	(2,181)	—	—	(2,181)
Distributions from unconsolidated partnerships	—	—	2,054	—	—	2,054
Equity in income of consolidated subsidiaries	(2,924)	(2,924)	(4,892)	—	10,740	—
Changes in operating assets and liabilities:
Trade accounts receivables, net	—	—	(9,158)	703	—	(8,455)
Intercompany receivables, net	—	(97,056)	103,500	(6,444)	—	—
Other current assets	—	—	2,781	303	—	3,084
Accounts payable and other accrued expenses	—	—	5,596	367	—	5,963

Net cash (used in) provided by operating activities	—	(97,056)	154,672	5,288	—	62,904

INVESTING ACTIVITIES:
Acquisitions of fixed-site centers and mobile facilities	—	—	(101,334)	—	—	(101,334)
Proceeds from sale of center	—	—	5,413	—	—	5,413
Additions to property and equipment	—	—	(40,979)	(5,755)	—	(46,734)
Other	—	—	(2,379)	—	—	(2,379)

Net cash used in investing activities	—	—	(139,279)	(5,755)	—	(145,034)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	—	(2,201)	(5,319)	(689)	—	(8,209)
Proceeds from issuance of notes payable	—	100,000	—	1,125	—	101,125
Other	—	(743)	(219)	1,034	—	72

Net cash provided by (used in) financing activities	—	97,056	(5,538)	1,470	—	92,988

INCREASE IN CASH AND CASH EQUIVALENTS	—	—	9,855	1,003	—	10,858
Cash, beginning of year	—	—	15,965	3,589	—	19,554

Cash, end of year	$—	$—	$25,820	$4,592	$—	$30,412

SCHEDULE II

INSIGHT HEALTH SERVICES HOLDINGS CORP.
AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED JUNE 30, 2006, 2005 AND 2004
(Amounts in thousands)

	Balance at					Balance at
	Beginning of	Charges to	Charges to			End of
	Year	Expenses	Revenues	Other		Year

June 30, 2004:
Allowance for doubtful accounts	$7,904	$4,998	$—	$(4,805	)(A)	$8,097
Allowance for contractual adjustments	28,369	—	176,172	(167,332	)(B)	37,209

	$36,273	$4,998	$176,172	$(172,137)		$45,306

June 30, 2005:
Allowance for doubtful accounts	$8,097	$5,723	$—	$(4,933	)(A)	$8,887
Allowance for contractual adjustments	37,209	—	194,928	(202,725	)(B)	29,412

	$45,306	$5,723	$194,928	$(207,658)		$38,299

June 30, 2006:
Allowance for doubtful accounts	$8,887	$5,351	$—	$(4,450	)(A)	$9,788
Allowance for contractual adjustments	29,412	—	183,751	(190,451	)(B)	22,712

	$38,299	$5,351	$183,751	$(194,901)		$32,500

(A)	Write-off of uncollectible accounts.

(B)	Write-off of contractual adjustments, representing the difference between our charge for a procedure and what we receive from payors.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2006 AND JUNE 30, 2006 (Unaudited)
(Amounts in thousands, except share data)

	December 31,	June 30,
	2006	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,856	$28,208
Trade accounts receivables, net	41,329	43,690
Other current assets	9,936	8,389

Total current assets	77,121	80,287

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $241,074 and $224,879, respectively	162,059	181,026
INVESTMENTS IN PARTNERSHIPS	3,383	3,051
OTHER ASSETS	16,273	17,904
OTHER INTANGIBLE ASSETS, net	30,844	31,473
GOODWILL	64,868	94,463

	$354,548	$408,204

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Current portion of notes payable	$727	$555
Current portion of capital lease obligations	4,820	5,105
Accounts payable and other accrued expenses	43,212	40,077

Total current liabilities	48,759	45,737

LONG-TERM LIABILITIES:
Notes payable, less current portion	494,656	494,203
Capital lease obligations, less current portion	2,393	3,519
Other long-term liabilities	3,306	3,166
Deferred income taxes	3,472	3,472

Total long-term liabilities	503,827	504,360

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ DEFICIT:
Common stock, $.001 par value, 10,000,000 shares authorized, 5,468,814 shares issued and outstanding at December 31, 2006 and June 30, 2006, respectively	5	5
Additional paid-in capital	87,081	87,081
Accumulated other comprehensive income	134	601
Accumulated deficit	(285,258)	(229,580)

Total stockholders’ deficit	(198,038)	(141,893)

	$354,548	$408,204

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005 (Unaudited)
(Amounts in thousands, except per share data)

	Six Months Ended
	December 31,
	2006	2005

REVENUES:
Contract services	$65,237	$67,419
Patient services	80,401	86,928

Total revenues	145,638	154,347

COSTS OF OPERATIONS:
Costs of services	99,161	97,013
Provision for doubtful accounts	2,818	2,468
Equipment leases	2,392	1,681
Depreciation and amortization	30,141	31,389

Total costs of operations	134,512	132,551

Gross profit	11,126	21,796
CORPORATE OPERATING EXPENSES	(11,218)	(10,776)
EQUITY IN EARNINGS OF UNCONSOLIDATED PARTNERSHIPS	1,632	1,628
INTEREST EXPENSE, net	(27,323)	(24,790)
GAIN ON REPURCHASE OF NOTES PAYABLE	—	3,076
LOSS ON DISSOLUTION OF PARTNERSHIP	—	(1,000)
IMPAIRMENT OF GOODWILL	(29,595)	—

Loss before provision for income taxes	(55,378)	(10,066)
PROVISION FOR INCOME TAXES	300	2,200

Net loss	$(55,678)	$(12,266)

Net loss per common share:
Basic	$(10.18)	$(2.24)
Diluted	(10.18)	(2.24)
Weighted average number of common shares outstanding:
Basic	5,469	5,469
Diluted	5,469	5,469

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006 AND 2005 (Unaudited)
(Amounts in thousands, except per share data)

	Three Months Ended
	December 31,
	2006	2005

REVENUES:
Contract services	$32,062	$33,042
Patient services	39,904	42,597

Total revenues	71,966	75,639

COSTS OF OPERATIONS:
Costs of services	50,050	48,747
Provision for doubtful accounts	1,442	1,285
Equipment leases	1,323	659
Depreciation and amortization	14,608	15,615

Total costs of operations	67,423	66,306

Gross profit	4,543	9,333
CORPORATE OPERATING EXPENSES	(5,555)	(5,223)
EQUITY IN EARNINGS OF UNCONSOLIDATED PARTNERSHIPS	880	795
INTEREST EXPENSE, net	(13,669)	(12,624)
LOSS ON DISSOLUTION OF PARTNERSHIP	—	(1,000)
IMPAIRMENT OF GOODWILL	(29,595)	—

Loss before provision for income taxes	(43,396)	(8,719)
PROVISION FOR INCOME TAXES	150	1,100

Net loss	$(43,546)	$(9,819)

Net loss per common share:
Basic	$(7.96)	$(1.80)
Diluted	(7.96)	(1.80)
Weighted average number of common shares outstanding:
Basic	5,469	5,469
Diluted	5,469	5,469

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005 (Unaudited)
(Amounts in thousands)

	Six Months Ended
	December 31,
	2006	2005

OPERATING ACTIVITIES:
Net loss	$(55,678)	$(12,266)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	30,141	31,389
Amortization of debt issuance costs	1,579	1,977
Equity in earnings of unconsolidated partnerships	(1,632)	(1,628)
Distributions from unconsolidated partnerships	1,540	1,558
Gain on repurchase of notes payable	—	(3,076)
Loss on dissolution of partnership	—	1,000
Impairment of goodwill	29,595	—
Deferred income taxes	—	2,100
Cash provided by (used in) changes in operating assets and liabilities:
Trade accounts receivables, net	2,361	1,712
Other current assets	(1,520)	(1,946)
Accounts payable and other accrued expenses	3,135	2,415

Net cash provided by operating activities	9,521	23,235

INVESTING ACTIVITIES:
Additions to property and equipment	(8,833)	(19,079)
Sale of short-term investments	—	5,000
Other	(562)	(592)

Net cash used in investing activities	(9,395)	(14,671)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	(3,623)	(290,117)
Proceeds from issuance of notes payable	1,145	298,500
Payments made in connection with refinancing of notes payable	—	(6,635)

Net cash (used in) provided by financing activities	(2,478)	1,748

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,352)	10,312
Cash, beginning of period	28,208	20,839

Cash, end of period	$25,856	$31,151

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$25,995	$16,474
Income taxes paid	118	83
Equipment additions under capital leases	1,665	737

The accompanying notes are an integral part of these condensed consolidated financial statements.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	NATURE OF BUSINESS

All references to “we,” “us,” “our,” “our company,” “the Company” or “InSight Holdings” in this prospectus and solicitation statement mean InSight Health Services Holdings Corp., a Delaware corporation, and all entities and subsidiaries owned or controlled by InSight Health Services Holdings Corp. All references to “InSight” in this prospectus and solicitation statement mean InSight Health Services Corp., a Delaware corporation and wholly owned subsidiary of InSight Health Services Holdings Corp. and all entities and subsidiaries controlled by InSight. Through InSight and its subsidiaries, we provide diagnostic imaging, treatment and related management services in more than 30 states throughout the United States. Our operations are primarily concentrated in California, Arizona, New England, the Carolinas, Florida, and the Mid-Atlantic states. We have two reportable segments: fixed operations and mobile operations. Our services are provided through a network of 83 mobile magnetic resonance imaging, or MRI, facilities, eight mobile positron emission tomography, or PET, facilities, three mobile computed tomography, or CT, facilities, 12 mobile PET/CT facilities and two mobile lithotripsy facilities (collectively, mobile facilities), and 67 fixed-site MRI centers, 39 multi-modality fixed-site centers, one PET/CT fixed-site center, one PET fixed-site center, and one CT fixed-site center (collectively, fixed-site centers). At our multi-modality fixed-site centers, we typically offer other services in addition to MRI, including PET, CT, x-ray, mammography, ultrasound, nuclear medicine and bone densitometry services.

2.  CURRENT DEVELOPMENTS

During recent years, we have experienced many adverse market conditions and our financial performance has deteriorated. We reported a net loss of approximately $210.8 million for the fiscal year ended June 30, 2006, and a net loss of approximately $55.7 million for the six months ended December 31, 2006. Though non-cash goodwill impairment charges constituted the significant component of both reported net losses, we have experienced, and expect to continue to experience, decreases in revenues and increases in cost of operations, corporate operating expenses and interest expense. Since June 30, 2006, the decrease in revenues and increases in costs and expenses were greater than we anticipated. Currently, we believe that future net cash provided by operating activities, our existing cash and cash equivalents on hand and our revolving credit facility should be adequate to meet our liquidity requirements for at least the next twelve months; however, we cannot assure you that we will not pursue one of the alternative approaches described below, or that our financial performance and liquidity position will not deteriorate further.

Notwithstanding our belief regarding the adequacy of our liquidity for the next twelve months, we have engaged Lazard Frères & Co. LLC as our financial advisor to assist us in exploring strategic alternatives, including the refinancing or restructuring of all or a portion of our indebtedness, although any restructuring or refinancing of our indebtedness would result in us incurring significant expenses. As of now, we are continuing to operate our business under its current capitalization structure while trying to maximize net cash provided by operating activities and minimize our discretionary use of cash for capital projects. If our net cash provided by operating activities declines further than we anticipate, we may be unable to maintain a sufficient level of liquidity, which could cause us to default on our indebtedness. If we can maintain a sufficient level of liquidity, we may continue to operate in this manner; however, we may determine to proceed with one or more of the following alternative approaches: (i) sell all or a portion of our business; (ii) enter into a negotiated settlement with holders of all or a portion of our indebtedness; (iii) pursue a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code with holders of all or a portion of our indebtedness; or (iv) restructure all or a portion of our indebtedness under Chapter 11 of the U.S. Bankruptcy Code. Any of these alternative approaches will require the consent or waiver of our revolving credit facility provider. Because of these uncertainties and alternative approaches described above, there is substantial doubt about our ability to continue as a going concern.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, our unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should we be unable to continue as a going concern.

3.	INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States for interim financial statements and do not include all of the information and disclosures required by accounting principles generally accepted in the United States for annual financial statements. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes included elsewhere in this prospectus and solicitation statement. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of results for the period have been included. The results of operations for the six months ended December 31, 2006 are not necessarily indicative of the results to be achieved for the full fiscal year.

Certain prior period amounts have been reclassified to conform to the current year presentation.

4.	INVESTMENTS IN AND TRANSACTIONS WITH PARTNERSHIPS

The unaudited condensed consolidated financial statements include our accounts and the accounts of our wholly owned subsidiaries. Our investment interests in partnerships or limited liability companies, or Partnerships, are accounted for under the equity method of accounting when we own 50 percent or less. Our investment interests in Partnerships are consolidated when we own more than 50 percent.

5.	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess purchase price we paid over the fair value of the tangible and intangible assets and liabilities acquired in acquisitions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), the goodwill and indefinite-lived intangible asset balances are not being amortized, but instead are subject to an annual assessment of impairment by applying a fair-value based test. Other intangible assets are amortized on a straight-line basis over the estimated lives of the assets ranging from five to thirty years.

We evaluate the carrying value of goodwill and other intangible assets, including the related amortization period, in the second quarter of each fiscal year. Additionally, we review the carrying amount of goodwill whenever events and circumstances indicate that the carrying amount of goodwill may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or gross profit and adverse legal or regulatory developments. In a business combination, goodwill is allocated to our two reporting units (mobile and fixed), which are the same as our reportable operating segments, based on the relative fair value of the assets acquired and liabilities assumed. In evaluating goodwill and intangible assets not subject to amortization, we complete the two-step goodwill impairment test as required by SFAS 142. In the first of the two-step impairment test, we determine the fair value of these reporting units using a discounted cash flow valuation model, market multiple model or appraised value model, as appropriate. SFAS 142 requires us to compare the fair value of the reporting unit to its carrying value on an annual basis to determine if there is potential impairment. If the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired and no further testing is required. If the fair value does not exceed the carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

value of the reporting unit with the carrying amount of that goodwill. Impairment losses, if any, are reflected in the condensed consolidated statements of operations. We completed our annual evaluation of the fair value of our reporting units utilizing the assistance of an independent valuation firm. As of December 31, 2006, based on our continued declining financial performance and deteriorating market conditions, management determined that a goodwill impairment at our fixed reporting unit had occurred. The audit committee of InSight’s board of directors (1) concluded that an impairment had occurred and (2) ratified management’s determination that an impairment charge was appropriate. Accordingly, we recorded a non-cash goodwill impairment charge of approximately $29.6 million related to our fixed reporting unit.

A reconciliation of goodwill is as follows (amounts in thousands):

	Mobile	Fixed	Consolidated
	(Unaudited)

Goodwill, June 30, 2006	$44,172	$50,291	$94,463
Goodwill impairment	—	(29,595)	(29,595)

Goodwill, December 31, 2006	$44,172	$20,696	$64,868

We assess the ongoing recoverability of our intangible assets subject to amortization in accordance with SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” by determining whether the intangible asset balance can be recovered over the remaining amortization period through projected undiscounted future cash flows. If projected future cash flows indicate that the unamortized intangible asset balances will not be recovered, an adjustment is made to reduce the net intangible asset to an amount consistent with projected future cash flows discounted at the current market rate. Cash flow projections, although subject to a degree of uncertainty, are based on trends of historical performance and management’s estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. For the six months ended December 31, 2006, we did not identify any potential indication that other intangible assets might be impaired.

A reconciliation of other intangible assets is as follows (amounts in thousands):

	December 31, 2006		June 30, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Value	Amortization	Value	Amortization
	(Unaudited)

Amortized intangible assets:
Managed care contracts	$24,410	$3,796	$24,410	$3,388
Wholesale contracts	14,006	12,456	14,006	12,235

	38,416	16,252	38,416	15,623

Unamortized intangible assets:
Trademark	8,680	—	8,680	—

Other intangible assets	$47,096	$16,252	$47,096	$15,623

Other intangible assets are amortized on a straight-line method using the following estimated useful lives:

Managed care contracts	30 years
Wholesale contracts	5 to 7 years

Amortization of intangible assets was approximately $0.6 million and $1.8 million for the six months ended December 31, 2006 and 2005, respectively and approximately $0.3 million and $0.9 million for the three months ended December 31, 2006 and 2005, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

6.	NOTES PAYABLE

Through InSight, we have outstanding $300 million aggregate principal amount of senior secured floating rate notes, or Floating Rate Notes. The Floating Rate Notes mature in November 2011 and bear interest at LIBOR plus 5.25% per annum, payable quarterly. The Floating Rate Notes are redeemable at our option at specific prices depending on the date of redemption. The fair value of the Floating Rate Notes as of December 31, 2006 was approximately $255 million.

In January 2006, through InSight, we purchased an interest rate cap contract. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0% (Note 10).

Through InSight, we also have outstanding $194.5 million of unsecured senior subordinated notes, or Fixed Rate Notes. The Fixed Rate Notes mature in November 2011 and bear interest at 9.875% per annum, payable semi-annually. The Fixed Rate Notes are redeemable at our option at specific prices depending on the date of redemption. The fair value of the Fixed Rate Notes as of December 31, 2006 was approximately $46 million.

Through InSight, we also have an asset-based revolving credit facility of up to $30.0 million. As of December 31, 2006, we had approximately $25.9 million of availability under the revolving credit facility, based on our eligible borrowing base. As of December 31, 2006, there were no borrowings under the revolving credit facility and there were letters of credit of approximately $2.6 million outstanding under our revolving credit facility. Borrowings under the revolving credit facility bear interest at LIBOR plus 2.5% per annum or, at our option, the base rate (which is the Bank of America, N.A. prime rate). We are required to pay an unused facility fee of 0.50% per annum, payable quarterly, on unborrowed amounts on the revolving credit facility. The revolving credit facility contains a fixed charge coverage covenant that we would be required to meet if our eligible borrowing base (net of outstanding borrowings) plus eligible cash falls below $15 million. As of December 31, 2006, we would be unable to meet this fixed charge coverage covenant, and we expect to be unable to meet this covenant in the foreseeable future. As we are unable to meet this covenant our availability under the revolving credit facility would be restricted to keep our eligible borrowing base (net of outstanding borrowings) plus eligible cash above $15 million.

The agreements governing our revolving credit facility, Floating Rate Notes and Fixed Rate Notes contain restrictions on additional borrowings, capital projects, asset sales, dividend payments and certain other covenants. As of December 31, 2006, we were in compliance with those agreements. The agreements governing our revolving credit facility and Floating Rate Notes restrict our ability to prepay other indebtedness, including the Fixed Rate Notes.

7.	SHARE-BASED COMPENSATION

On July 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) and supersedes Accounting Principles Board (APB) No. 25, “Accounting for Stock Issued to Employees” (APB 25). SFAS 123R focuses primarily on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires companies to recognize in the statement of operations the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Because we used the minimum value method of measuring share-based compensation expense under SFAS 123, and because we meet the definition of a nonpublic entity under SFAS 123R, we are required to adopt the provisions of SFAS 123R prospectively to new and modified awards on or after July 1, 2006. Accordingly, we will continue to account for any portion of awards outstanding prior to July 1, 2006 under the pro-forma provisions of SFAS 123, and prior periods have not been restated to reflect the impact of SFAS 123R. There were no options or other forms of share-based payment granted during the six months

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

ended December 31, 2006. As a result, no amounts of compensation cost were recognized in the condensed consolidated statements of operations.

As discussed above, for all awards granted prior to July 1, 2006, we accounted for our stock options in accordance with APB 25 and followed the pro-forma disclosures of net loss required under SFAS 123 as if we had recognized compensation expense equal to the fair value of options granted, as determined on the grant date. Our net loss would have reflected the following pro-forma amounts (in thousands, except per share data):

		Six Months Ended		Three Months Ended
		December 31,		December 31,
		2006	2005	2006	2005
		(Unaudited)		(Unaudited)

Net loss:	As reported	$(55,678)	$(12,266)	$(43,546)	$(9,819)
	Expense	(100)	(145)	(34)	(74)

	Pro forma	$(55,778)	$(12,411)	$(43,580)	$(9,893)

Basic and diluted net loss per common share:
	As reported	$(10.18)	$(2.24)	$(7.96)	$(1.80)
	Pro forma	(10.20)	(2.27)	(7.97)	(1.81)

The fair value of stock options granted during the six months ended December 31, 2005 was estimated on the date of grant using the Black-Scholes option pricing model under the minimum value method with the following weighted average assumptions:

Estimated life (years)	10
Volatility	0%
Expected dividend yield	$0
Risk-free interest rate	4.13%
Weighted average estimated fair value of options granted	$6.65

SFAS 123R requires the use of a valuation model to calculate the fair value of share-based awards. We have elected to use the Black-Scholes option pricing model, which incorporates various assumptions including volatility, estimated life and interest rates. The estimated life of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees. The average risk-free interest rate is based on the ten-year U.S. treasury security rate in effect as of the grant date.

Options are issued with an exercise price of at least the fair market value, as determined by the board of directors, of our common stock on the grant date. Typically, 50% of the options vest cumulatively over various periods up to five years from the grant date, and 50% vest cumulatively upon the achievement of certain performance targets on an exit event. The options are exercisable in whole or in installments, and expire ten years from the grant date.

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

As of December 31, 2006, we had 163,725 shares available for the granting of stock options. A summary of the status of our stock options at December 31, 2006, changes during the six months then ended, and status of non-vested options are presented below:

				Weighted
			Weighted	Average
		Weighted	Average	Remaining
	Number of	Average	Grant Date	Contractual
	Options	Exercise Price	Fair Value	Term (Years)

Outstanding, June 30, 2006	849,726	$17.74	$6.66
Granted	—	—	—
Exercised	—	—	—
Forfeited	(48,225)	18.60	6.64
Expired	—	—	—

Outstanding, December 31, 2006	801,501	$17.69	$6.66

Exercisable at December 31, 2006	281,225	$14.43	$6.65	6.73

Non-vested, June 30, 2006	608,311	$19.42	$6.66
Granted	—	—	—
Vested	(61,335)	19.36	6.61
Forfeited	(26,700)	19.00	6.67

Non-vested, December 31, 2006	520,276	$19.45	$6.67

8.	SEGMENT INFORMATION

We have two reportable segments: mobile operations and fixed operations. Mobile operations consist primarily of mobile facilities, which generally generate contract services revenues, while fixed operations consist primarily of fixed-site centers, which generally generate patient services revenues. We do not allocate corporate and billing related costs, depreciation related to our billing system and amortization related to other intangible assets to the two segments. We also do not allocate income taxes to the two segments. We manage cash flows and assets on a consolidated basis, and not by segment.

The following tables summarize our operating results by segment (amounts in thousands) (unaudited):

Six months ended December 31, 2006:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$54,465	$10,772	$—	$65,237
Patient services revenues	—	80,401	—	80,401

Total revenues	54,465	91,173	—	145,638
Depreciation and amortization	14,027	12,815	3,299	30,141
Total costs of operations	47,494	77,508	9,510	134,512
Corporate operating expenses	—	—	(11,218)	(11,218)
Equity in earnings of unconsolidated partnerships	—	1,632	—	1,632
Interest expense, net	(2,249)	(2,339)	(22,735)	(27,323)
Impairment of goodwill	—	(29,595)	—	(29,595)
Income (loss) before income taxes	4,722	(16,637)	(43,463)	(55,378)
Additions to property and equipment	618	6,502	1,713	8,833

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

Six months ended December 31, 2005:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$57,457	$9,962	$—	$67,419
Patient services revenues	723	86,205	—	86,928

Total revenues	58,180	96,167	—	154,347
Depreciation and amortization	14,866	12,143	4,380	31,389
Total costs of operations	48,779	74,749	9,023	132,551
Corporate operating expenses	—	—	(10,776)	(10,776)
Equity in earnings of unconsolidated partnerships	—	1,628	—	1,628
Interest expense, net	(3,286)	(3,052)	(18,452)	(24,790)
Gain on repurchase of notes payable	—	—	3,076	3,076
Loss on dissolution of partnership	(1,000)	—	—	(1,000)
Income (loss) before income taxes	5,115	19,994	(35,175)	(10,066)
Additions to property and equipment	11,331	6,157	1,591	19,079

Three months ended December 31, 2006:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$26,833	$5,229	$—	$32,062
Patient services revenues	—	39,904	—	39,904

Total revenues	26,833	45,133	—	71,966
Depreciation and amortization	6,671	6,277	1,660	14,608
Total costs of operations	23,541	38,712	5,170	67,423
Corporate operating expenses	—	—	(5,555)	(5,555)
Equity in earnings of unconsolidated partnerships	—	880	—	880
Interest expense, net	(1,058)	(1,101)	(11,510)	(13,669)
Impairment of goodwill	—	(29,595)	—	(29,595)
Income (loss) before income taxes	2,234	(23,395)	(22,235)	(43,396)
Additions to property and equipment	510	3,037	1,241	4,788

Three months ended December 31, 2005:

	Mobile	Fixed	Other	Consolidated

Contract services revenues	$27,906	$5,136	$—	$33,042
Patient services revenues	298	42,299	—	42,597

Total revenues	28,204	47,435	—	75,639
Depreciation and amortization	7,319	6,041	2,255	15,615
Total costs of operations	23,803	38,243	4,260	66,306
Corporate operating expenses	—	—	(5,223)	(5,223)
Equity in earnings of unconsolidated partnerships	—	795	—	795
Interest expense, net	(1,581)	(1,471)	(9,572)	(12,624)
Loss on dissolution of partnership	(1,000)	—	—	(1,000)
Income (loss) before income taxes	1,820	8,516	(19,055)	(8,719)
Additions to property and equipment	3,169	1,223	802	5,194

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

9.	NEW PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurement” (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. We will be required to adopt SFAS 157 on July 1, 2008. We are currently assessing the effect of SFAS 157 on our financial condition and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements” (SAB 108), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and we are required to adopt its provisions in our fiscal year ending June 30, 2007. We do not expect the adoption of SAB 108 to have a material effect on our financial condition and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in the tax return. We are required to adopt the provisions of FIN 48 beginning in fiscal 2008. We are currently evaluating the effect of FIN 48 on our financial condition and results of operations.

In June 2005, the Emerging Issues Task Force (EITF) reached a consensus on EITF 04-05, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (EITF 04-05), which provides guidance on when a sole general partner should consolidate a limited partnership. A sole general partner in a limited partnership is presumed to control that limited partnership and therefore should include the limited partnership in its consolidated financial statements, regardless of the sole general partner’s ownership interest in the limited partnership. The control presumption may be overcome if the limited partners have the ability to remove the sole general partner or otherwise dissolve the limited partnership. Other substantive participating rights by the limited partners may also overcome the control presumption. On July 1, 2006, we adopted the provisions of EITF 04-05 for all existing limited partnerships, which did not have a material effect on our financial condition and results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (SFAS 154). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that a pronouncement does not include specific transition provisions. On July 1, 2006, we adopted the provisions of SFAS 154, which did not have a material effect on our financial condition and results of operations.

10.	HEDGING ACTIVITIES

We account for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). In accordance with SFAS 133, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge. We also formally assess, both at inception

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

and at least quarterly thereafter, whether the derivative instruments that are used in hedging transactions are highly effective in offsetting the changes in either the fair value or cash flows of the hedged item.

In January 2006, through InSight, we purchased an interest rate cap contract for a cost of approximately $0.3 million. The contract is for a term of two years, with a notional amount of $100 million and a LIBOR cap of 5.0%. We have designated this interest cap contract as a highly effective cash flow hedge of our Floating Rate Notes under SFAS 133. Accordingly, the value of the contract is marked-to-market quarterly, with changes in the intrinsic value of the contract included as a separate component of other comprehensive loss. The premium paid for the contract will be amortized over the life of the contract as required under SFAS 133. The fair value of the interest rate cap contract was approximately $0.4 million as of December 31, 2006.

11.	COMPREHENSIVE LOSS

Comprehensive loss consisted of the following components for the six and three months ended December 31, 2006 and 2005, respectively (amounts in thousands):

	Six Months Ended		Three Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Net loss	$(55,678)	$(12,266)	$(43,546)	$(9,819)
Unrealized loss attributable to change in fair value of interest rate cap	(467)	—	(40)	—

Comprehensive loss	$(56,145)	$(12,266)	$(43,586)	$(9,819)

12.	COMMITMENTS AND CONTINGENCIES

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business and have insurance policies covering such potential insurable losses where such coverage is cost-effective. We believe that the outcome of any such lawsuits will not have a material adverse impact on our financial condition and results of operations.

On February 3, 2004, Southwest Outpatient Radiology, PC, or SWOR, filed a Summons and Complaint against InSight Health Corp., one of InSight’s subsidiaries, or IHC, in the Superior Court, Maricopa County, Arizona, for Declaratory Relief seeking a declaration as to the meaning and effect of a certain provision of the professional services agreement, or PSA, pursuant to which SWOR provided professional services at IHC’s facilities in Phoenix, Arizona. SWOR claimed the PSA provided a right of first refusal to provide professional services at any center IHC acquired in Maricopa County. We believe that the provision was intended to relate only to “de novo” centers which IHC developed. In April 2004, IHC acquired the stock of Comprehensive Medical Imaging, Inc., which owned and operated 21 fixed-site centers, six of which were located in Maricopa County, pursuant to a stock purchase agreement.

Prior to signing the stock purchase agreement, IHC gave SWOR 180 days notice to terminate the PSA in accordance with the PSA. SWOR claimed that the PSA had already terminated due to IHC’s breach of the right of first refusal provision. IHC answered the Summons and Complaint and was cooperating with SWOR in expediting discovery and an early trial when SWOR decided to abandon the Declaratory Relief action and on April 20, 2004, SWOR filed a First Amended Complaint claiming breach of contract, anticipatory breach of contract, negligent misrepresentation, breach of covenant of good faith and fair dealing, intentional interference with contract, breach of fiduciary duty, declaratory relief and unspecified compensatory and punitive damages, prejudgment interest, and attorneys fees. We have answered the First Amended Complaint

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

and discovery has commenced and is on-going. We are vigorously defending this lawsuit and believe that SWOR’s claims are without merit. We are unable to predict the outcome of this lawsuit.

In August 2003, IHC entered into a series of agreements and acquired a joint venture interest through a limited liability company it formed called Kessler Imaging Associates, LLC, or KIA, in a CT fixed-site center in Hammonton, New Jersey. KIA is owned 55% by IHC and 45% by Bernard Neff, M.D., or Dr. Neff. KIA manages Kessler CAT Scan Associates, LLC, which provides CT, and mobile MRI and PET (using IHC mobile facilities) services to inpatients of William B. Kessler Memorial Hospital, or Hospital, and community outpatients.

Dr. Neff provides radiology services at the Hospital and to the outpatients. IHC does not control billing and collections to the Hospital for inpatients or to third-party payors for outpatients. Dr. Neff performs that function.

Management at the Hospital changed in 2005, and in late 2005 the Hospital notified the parties that it was “voiding” all the agreements because the prior management had no authority to execute the agreements and stopped paying for the inpatient services. Immediately after the agreements were allegedly “voided,” Dr. Neff filed an arbitration claim against the Hospital, for among other things, collection of outstanding amounts owed by the Hospital for services previously rendered. The Hospital has challenged Dr. Neff’s efforts to proceed with arbitration efforts in the New Jersey courts. The appellate division granted a stay motion, so the arbitration has been stayed pending oral argument, which has not yet been held and no decision has yet been rendered. Until the appellate court rules, matters in the arbitration cannot go forward.

On March 8, 2006, IHC filed suit in the United States District Court for the District of New Jersey against the Hospital. By the Complaint, IHC has asserted claims for fraud and seeks in excess of $4 million in compensatory damages plus additional amounts for punitive damages. The Hospital has denied the substantive allegations against it.

The Hospital in turn filed a Counterclaim against IHC. Initially, IHC moved to dismiss that Counterclaim for failure to state a claim and for failure to comply with pleading requirements. Before that Motion could be ruled upon, the Hospital filed an Amended Counterclaim. By the Amended Counterclaim, the Hospital asserts that IHC engaged in fraud as to the Hospital, allegedly concealing aspects of the overall transaction to the Hospital’s disadvantage, that InSight aided and abetted Dr. Neff and his associates so they could acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration, and that IHC conspired with Dr. Neff and his associates to acquire certain allegedly valuable assets of the Hospital without fair, reasonable, and adequate consideration. By the Amended Counterclaim, the Hospital seeks compensatory damages of not less than $5 million and punitive damages of not less than $10 million. IHC has moved to dismiss, and the motion remains pending at the present time. IHC has also answered the Amended Counterclaim, denying all of the substantive allegations. IHC intends to vigorously prosecute its case against the Hospital and defend against the Hospital’s claims.

On September 13, 2006, the Hospital filed a voluntary bankruptcy petition under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, District of New Jersey (Camden). As a result, this case and the arbitration have been stayed pursuant to 11 U.S.C. § 362. InSight and KIA have both filed proofs of claim in the Hospital’s bankruptcy case. InSight has asserted contingent unliquidated claims based upon the litigation currently stayed in the United States District Court for the District of New Jersey. KIA has filed a claim based upon the lease between KIA and the Hospital. The Hospital remains a debtor-in-possession and is attempting to reorganize. No plan of reorganization has yet been filed in the bankruptcy.

13.	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

We and all of InSight’s wholly owned subsidiaries, or guarantor subsidiaries, guarantee InSight’s payment obligations under the Fixed Rate Notes and Floating Rate Notes (Note 6). These guarantees are full,

INSIGHT HEALTH SERVICES HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

unconditional and joint and several. The following condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 “Financial statements of guarantors and issuers of guaranteed securities registered or being registered.” We account for our investment in InSight and its subsidiaries under the equity method of accounting. Dividends from InSight to us are restricted under the agreements governing our material indebtedness. This information is not intended to present the financial position, results of operations and cash flows of the individual companies or groups of companies in accordance with accounting principles generally accepted in the United States.

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)
DECEMBER 31, 2006
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$22,903	$2,953	$—	$25,856
Trade accounts receivables, net	—	—	35,432	5,897	—	41,329
Other current assets	—	—	9,540	396	—	9,936
Intercompany accounts receivable	87,086	496,243	12,762	—	(596,091)	—

Total current assets	87,086	496,243	80,637	9,246	(596,091)	77,121
Property and equipment, net	—	—	142,703	19,356	—	162,059
Investments in partnerships	—	—	3,383	—	—	3,383
Investments in consolidated subsidiaries	(285,124)	(288,334)	12,145	—	561,313	—
Other assets	—	392	15,880	1	—	16,273
Goodwill and other intangible assets, net	—	—	89,851	5,861	—	95,712

	$(198,038)	$208,301	$344,599	$34,464	$(34,778)	$354,548

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Current portion of notes payable and capital lease obligations	$—	$—	$4,076	$1,471	$—	$5,547
Accounts payable and other accrued expenses	—	—	41,745	1,467	—	43,212
Intercompany accounts payable	—	—	583,329	12,762	(596,091)	—

Total current liabilities	—	—	629,150	15,700	(596,091)	48,759
Notes payable and capital lease obligations, less current portion	—	493,244	—	3,805	—	497,049
Other long-term liabilities	—	181	3,783	2,814	—	6,778
Stockholders’ (deficit) equity	(198,038)	(285,124)	(288,334)	12,145	561,313	(198,038)

	$(198,038)	$208,301	$344,599	$34,464	$(34,778)	$354,548

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)
JUNE 30, 2006
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Eliminations	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$—	$—	$25,944	$2,264	$—	$28,208
Trade accounts receivables, net	—	—	37,540	6,150	—	43,690
Other current assets	—	—	7,960	429	—	8,389
Intercompany accounts receivable	87,086	496,110	15,452	—	(598,648)	—

Total current assets	87,086	496,110	86,896	8,843	(598,648)	80,287
Property and equipment, net	—	—	164,637	16,389	—	181,026
Investments in partnerships	—	—	3,051	—	—	3,051
Investments in consolidated subsidiaries	(228,979)	(232,656)	7,046	—	454,589	—
Other assets	—	905	16,989	10	—	17,904
Goodwill and other intangible assets, net	—	—	121,433	4,503	—	125,936

	$(141,893)	$264,359	$400,052	$29,745	$(144,059)	$408,204

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Current portion of notes payable and capital lease obligations	$—	$—	$4,730	$930	$—	$5,660
Accounts payable and other accrued expenses	—	—	38,613	1,464	—	40,077
Intercompany accounts payable	—	—	583,196	15,452	(598,648)	—

Total current liabilities	—	—	626,539	17,846	(598,648)	45,737
Notes payable and capital lease obligations, less current portion	—	493,143	2,479	2,100	—	497,722
Other long-term liabilities	—	195	3,690	2,753	—	6,638
Stockholders’ (deficit) equity	(141,893)	(228,979)	(232,656)	7,046	454,589	(141,893)

	$(141,893)	$264,359	$400,052	$29,745	$(144,059)	$408,204

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues	$—	$—	$128,731	$16,907	$—	$145,638
Costs of operations	—	—	118,024	16,488	—	134,512

Gross profit	—	—	10,707	419	—	11,126
Corporate operating expenses	—	—	(11,218)	—	—	(11,218)
Equity in earnings of unconsolidated partnerships	—	—	1,632	—	—	1,632
Interest expense, net	—	—	(26,892)	(431)	—	(27,323)
Impairment of goodwill	—	—	(29,595)	—	—	(29,595)

Loss before income taxes	—	—	(55,366)	(12)	—	(55,378)
Provision for income taxes	—	—	300	—	—	300

Loss before equity in loss of consolidated subsidiaries	—	—	(55,666)	(12)	—	(55,678)
Equity in loss of consolidated subsidiaries	(55,678)	(55,678)	(12)	—	111,368	—

Net loss	$(55,678)	$(55,678)	$(55,678)	$(12)	$111,368	$(55,678)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues	$—	$—	$135,625	$18,722	$—	$154,347
Costs of operations	—	—	115,454	17,097	—	132,551

Gross profit	—	—	20,171	1,625	—	21,796
Corporate operating expenses	—	—	(10,776)	—	—	(10,776)
Equity in earnings of unconsolidated partnerships	—	—	1,628	—	—	1,628
Interest expense, net	—	—	(24,259)	(531)	—	(24,790)
Gain on repurchase of notes payable	—	3,076	—	—	—	3,076
Loss on dissolution of partnership	—	—	(1,000)	—		(1,000)

Income (loss) before income taxes		3,076	(14,236)	1,094		(10,066)
Provision for income taxes	—	—	2,200	—	—	2,200

Income (loss) before equity in income (loss) of consolidated subsidiaries	—	3,076	(16,436)	1,094	—	(12,266)
Equity in income (loss) of consolidated subsidiaries	(12,266)	(15,342)	1,094	—	26,514	—

Net (loss) income	$(12,266)	$(12,266)	$(15,342)	$1,094	$26,514	$(12,266)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
FOR THE THREE MONTHS ENDED DECEMBER 31, 2006
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues	$—	$—	$63,818	$8,148	$—	$71,966
Costs of operations	—	—	59,400	8,023	—	67,423

Gross profit	—	—	4,418	125	—	4,543
Corporate operating expenses	—	—	(5,555)	—	—	(5,555)
Equity in earnings of unconsolidated partnerships	—	—	880	—	—	880
Interest expense, net	—	—	(13,461)	(208)	—	(13,669)
Impairment of goodwill	—	—	(29,595)	—	—	(29,595)

Loss before income taxes	—	—	(43,313)	(83)	—	(43,396)
Provision for income taxes	—	—	150	—	—	150

Loss before equity in loss of consolidated subsidiaries	—	—	(43,463)	(83)	—	(43,546)
Equity in loss of consolidated subsidiaries	(43,546)	(43,546)	(83)	—	87,175	—

Net (loss) income	$(43,546)	$(43,546)	$(43,546)	$(83)	$87,175	$(43,546)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)
FOR THE THREE MONTHS ENDED DECEMBER 31, 2005
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

Revenues	$—	$—	$66,703	$8,936	$—	$75,639
Costs of operations	—	—	57,976	8,330	—	66,306

Gross profit	—	—	8,727	606	—	9,333
Corporate operating expenses	—	—	(5,223)	—	—	(5,223)
Equity in earnings of unconsolidated partnerships	—	—	795	—	—	795
Interest expense, net	—	—	(12,380)	(244)	—	(12,624)
Loss on dissolution of partnership	—	—	(1,000)	—	—	(1,000)

(Loss) income before income taxes	—	—	(9,081)	362	—	(8,719)
Provision for income taxes	—	—	1,100	—	—	1,100

Income (loss) before equity in income (loss) of consolidated subsidiaries	—	—	(10,181)	362	—	(9,819)
Equity in income (loss) of consolidated subsidiaries	(9,819)	(9,819)	362	—	19,276	—

Net (loss) income	$(9,819)	$(9,819)	$(9,819)	$362	$19,276	$(9,819)

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2006
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

OPERATING ACTIVITIES:
Net loss	$(55,678)	$(55,678)	$(55,678)	$(12)	$111,368	$(55,678)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	—	—	27,360	2,781	—	30,141
Amortization of debt issuance costs	—	—	1,579	—	—	1,579
Equity in earnings of unconsolidated partnerships	—	—	(1,632)	—	—	(1,632)
Distributions from unconsolidated partnerships	—	—	1,540	—	—	1,540
Impairment of goodwill	—	—	29,595	—	—	29,595
Equity in income of consolidated subsidiaries	55,678	55,678	12	—	(111,368)	—
Cash (used in) provided by changes in operating assets and liabilities:
Trade accounts receivables, net	—	—	2,108	253	—	2,361
Intercompany receivables, net	—	(133)	(930)	1,063	—	—
Other current assets	—	—	(1,580)	60	—	(1,520)
Accounts payable and other accrued expenses	—	—	3,132	3	—	3,135

Net cash (used in) provided by operating activities	—	(133)	5,506	4,148	—	9,521

INVESTING ACTIVITIES:
Additions to property and equipment	—	—	(4,759)	(4,074)	—	(8,833)
Other	—	32	(655)	61	—	(562)

Net cash provided by (used in) financing activities	—	32	(5,414)	(4,013)	—	(9,395)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	—	101	(3,133)	(591)	—	(3,623)
Proceeds from issuance of notes payable and capital lease obligations	—	—	—	1,145	—	1,145

Net cash provided by (used in) financing activities	—	101	(3,133)	554	—	(2,478)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS:	—	—	(3,041)	689	—	(2,352)
Cash, beginning of period	—	—	25,944	2,264	—	28,208

Cash, end of period	$—	$—	$22,903	$2,953	$—	$25,856

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)
FOR THE SIX MONTHS ENDED DECEMBER 31, 2005
(Amounts in thousands)

	Parent
	Company		Guarantor	Non-Guarantor
	Only	InSight	Subsidiaries	Subsidiaries	Elimination	Consolidated

OPERATING ACTIVITIES:
Net (loss) income	$(12,266)	$(12,266)	$(15,342)	$1,094	$26,514	$(12,266)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	—	—	28,807	2,582	—	31,389
Amortization of debt issuance costs	—	—	1,977	—	—	1,977
Equity in earnings of unconsolidated partnerships	—	—	(1,628)	—	—	(1,628)
Distributions from unconsolidated partnerships	—	—	1,558	—	—	1,558
Gain on repurchase of notes payable	—	(3,076)	—	—	—	(3,076)
Loss on dissolution of partnership	—	—	1,000	—	—	1,000
Deferred income taxes	—	—	2,100	—	—	2,100
Equity in income of consolidated subsidiaries	12,266	15,342	(1,094)	—	(26,514)	—
Cash provided by (used in) changes in operating assets and liabilities:
Trade accounts receivables, net	—	—	1,946	(234)	—	1,712
Intercompany receivables, net	—	(4,354)	7,997	(3,643)	—	—
Other current assets	—	—	(1,819)	(127)	—	(1,946)
Accounts payable and other accrued expenses	—	—	2,232	183	—	2,415

Net cash (used in) provided by operating activities	—	(4,354)	27,734	(145)	—	23,235

INVESTING ACTIVITIES:
Additions to property and equipment	—	—	(18,672)	(407)	—	(19,079)
Sale of short-term investments	—	—	5,000	—	—	5,000
Other	—	—	(776)	184	—	(592)

Net cash used in investing activities	—	—	(14,448)	(223)	—	(14,671)

FINANCING ACTIVITIES:
Principal payments of notes payable and capital lease obligations	—	(287,511)	(2,324)	(282)	—	(290,117)
Proceeds from issuance of notes payable	—	298,500	—	—	—	298,500
Payments made in connection with refinancing of notes payable	—	(6,635)	—	—	—	(6,635)

Net cash provided by (used in) financing activities		4,354	(2,324)	(282)	—	1,748
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:	—	—	10,962	(650)	—	10,312
Cash, beginning of period	—	—	17,971	2,868	—	20,839

Cash, end of period	$—	$—	$28,933	$2,218	$—	$31,151

Exhibit A-1

FORM OF LOCKUP AGREEMENT

LOCKUP AGREEMENT, dated as of          , 2007, by and among InSight Health Services Holdings Corp., a Delaware corporation (the “Company”), and the undersigned beneficial owners (or investment managers or advisors for the beneficial owners) of the Notes (as defined below) (for the avoidance of doubt this does not include any Notes beneficially owned by non-affiliated customers of the undersigned) identified on Schedule A to this Agreement (defined hereinafter) on the date of this Agreement and each other beneficial owner (or investment managers or advisors for the beneficial owners) of Notes that executes a counterpart signature page to this Agreement after the date of this Agreement as provided in Section 23 (collectively, the “Concurring Noteholders,” and each, individually, a “Concurring Noteholder”).

For purposes hereof, all references in this Agreement to Concurring Noteholders or parties that are “signatories to this Agreement” shall mean, as of any date of determination, those Noteholders or parties, as the case may be, who executed and delivered this Agreement as an original signatory on or before the date of this Agreement, together with those additional Noteholders or parties, as the case may be, who after the date of this Agreement but, on or before such date of determination, become party to this Agreement by executing and delivering counterpart signature pages as provided in Section 23. After the date of this Agreement, when Noteholders become signatories to this Agreement, Schedule A shall be updated to include the Notes held by such Noteholder.

WHEREAS, the Company and the Concurring Noteholders have engaged in good faith negotiations with the objective of restructuring the debt and equity capital structures of the Company (the “Restructuring”), substantially as reflected in the Term Sheet (as defined below) which sets forth the terms and conditions of (i) the Exchange Offer, (ii) the Consent Solicitation and (iii) the Prepackaged Plan (each as defined below); and

WHEREAS, the Company and the Concurring Noteholders desire that the Company conduct the Exchange Offer and the Consent Solicitation as soon as practicable on the terms described in the Term Sheet to accomplish the Restructuring, or, if necessary under the terms of the Term Sheet, that the Company commence a case under Chapter 11 of the Bankruptcy Code to accomplish the Restructuring through the confirmation of the Prepackaged Plan (the “Prepackaged Proceeding”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this Agreement hereby agrees as follows:

1. Definitions.  The following terms shall have the following meanings:

“Ad Hoc Committee” means the informal committee of holders of Notes.

“Agreement” means this Lockup Agreement, including the Schedules, Annexes and Exhibits hereto (including any agreements incorporated herein or therein), all of which are incorporated by reference herein.

“Board” means the Board of Directors of the Company.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Consent Solicitation” means the solicitation by the Company of the consent of the Noteholders to amend certain of the terms of the Indenture to remove substantially all material affirmative and negative covenants set forth therein other than the obligation to pay principal and interest on the Notes.

“Exchange Offer” means the offer by the Company to exchange 36,598,986 shares of Common Stock, which may be adjusted pursuant to a reverse stock split, for the outstanding Notes, such consideration to be ratably adjusted in the event the offer is not fully subscribed.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations of the Federal Trade Commission promulgated thereunder.

A-1-1

“Indenture” means the Indenture (as amended, modified or supplemented from time to time), dated as of October 30, 2001, among InSight, as issuer, the Company and the subsidiaries listed in the preamble thereto, as guarantors, and U.S. Bank Trust National Association, as trustee or any successor trustee.

“Indenture Amendment” means an amendment to the Indenture, which, among other things, deletes substantially all material affirmative and negative covenants other than the obligation to pay principal and interest on the Notes contained in the Indenture.

“InSight” means InSight Health Services Corp., a Delaware corporation and a wholly-owned subsidiary of the Company.

“Material Adverse Change” means any change, event or effect that is materially adverse to the operations or financial condition of the Company and its subsidiaries (taken as a whole); provided that the filing of the Prepackaged Proceeding shall not constitute a Material Adverse Change; and provided further that a change shall not be considered to be a Material Adverse Change if (x) its effect is not likely to last beyond the term of this Agreement; or (y) it arises from actions required to be taken by the Company pursuant to this Agreement.

“Minimum Tender Condition” means the condition to the consummation of the Exchange Offer that there be validly tendered and not withdrawn not less than 95% in aggregate principal amount of the Notes.

“Noteholder” means any beneficial owner of Notes.

“Notes” means the 9 7/8% Senior Subordinated Notes due 2011 in the aggregate principal amount at maturity of $194.5 million, issued by InSight pursuant to the Indenture.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.

“Prepackaged Plan” means a prepackaged plan of bankruptcy under Chapter 11 of the United States Bankruptcy Code prepared by the Company to be implemented in the event that insufficient tenders of Notes and consents have been received from the Noteholders to satisfy or cause the Company to waive the Minimum Tender Condition, but sufficient votes of an accepting class under section 1126 of the United States Bankruptcy Code have been received.

“Required Noteholders” means Concurring Noteholders holding a majority in aggregate principal amount of and accrued interest on the Notes held by all Concurring Noteholders.

“Securities Act” means the Securities Act of 1933, as amended.

“Term Sheet” means that certain Term Sheet attached hereto as Annex A which sets forth the material terms and conditions of the Restructuring.

“Transfer” means to directly or indirectly (i) sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, or the act thereof.

2. Agreement to Complete the Restructuring.  Subject to the terms and conditions of this Agreement and so long as this Agreement remains in effect as between the Company and a Concurring Noteholder, the Company and such Concurring Noteholder agree to use commercially reasonable best efforts to complete the Restructuring through the Exchange Offer and the Consent Solicitation, as each is described in the Term Sheet; or, alternatively, if the Minimum Tender Condition is not satisfied or waived or the Company is otherwise not able to consummate the Exchange Offer but the required consents of holders of the Notes are received to confirm the Prepackaged Plan, then through the Prepackaged Plan in accordance with the terms of the Term Sheet. The obligations of the parties hereunder are several and not joint and no party hereto shall be responsible for the failure of any other party hereto to perform its obligations hereunder.

A-1-2

3. The Company’s Obligations to Support the Restructuring.  (a) The Company agrees to use its commercially reasonable best efforts to commence the Exchange Offer and the Consent Solicitation as promptly as practicable, to do all things reasonably necessary and appropriate in furtherance thereof, including filing any related documents with the Securities and Exchange Commission (the “Commission”), and to use its commercially reasonable best efforts to complete the same within 120 days of the date of commencement of the Exchange Offer.

(b) If all of the conditions to the Exchange Offer are not satisfied or waived by May 1, 2007, but the required consents of holders of the Notes are received to confirm the Prepackaged Plan, then on such date (or such earlier or later date as the Company may determine), the Company shall file the Prepackaged Proceeding and seek confirmation of the Prepackaged Plan.

(c) Subject to the terms and conditions of this Agreement, the Company shall use its best efforts to take all necessary action to effect a restructuring of its board of directors concurrently and in connection with and conditioned upon the consummation of the Restructuring on the terms set forth in the Term Sheet.

(d) The Company further agrees that it will not object to, or otherwise commence any proceeding to oppose the Restructuring and shall not take any action that is inconsistent with, or that would unreasonably delay the consummation of, the Restructuring.

(e) Nothing in this Agreement shall be deemed to prevent the Company from taking, or failing to take, any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which the Company owes to any other Person; it being understood and agreed that if any such action (or failure to act) results in (i) an alteration of the terms of the Restructuring not permitted by Section 6 or (ii) the Company giving written notice of its intent to terminate this Agreement pursuant to Section 7(v), this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement, other than the obligations of the Company contained in Section 9, shall terminate and expire.

4. Concurring Noteholders’ Obligations to Support the Restructuring.  Subject to the terms and conditions of this Agreement and so long as this Agreement remains in effect as between the Company and a Concurring Noteholder:

(a) Concurring Noteholder agrees, in connection with and conditioned upon consummation of the Restructuring upon the terms set forth in the Term Sheet, to: (i) tender its Notes pursuant to and in accordance with the Exchange Offer and the other terms and conditions of the Term Sheet within ten business days following the commencement of the Exchange Offer; (ii) grant its consent pursuant to the Consent Solicitation and agree to the Indenture Amendment; (iii) vote to accept the Prepackaged Plan within ten business days following the commencement of the Exchange Offer; (iv) vote to reject any plan of reorganization for the Company that does not contain the terms of the Restructuring substantially as set forth in the Term Sheet; and (v) subject to the terms of the Term Sheet, not to withdraw or revoke any of the foregoing unless and until this Agreement is terminated in accordance with its terms. Each Concurring Noteholder acknowledges that by tendering its Notes in the Exchange Offer, it will be deemed to have delivered the consents required in the Consent Solicitation for the Indenture Amendment.

(b) Each Concurring Noteholder agrees, so long as this Agreement remains in effect, not to Transfer any of the Notes held by it, in whole or in part, unless the Transferee agrees in writing to be bound by the terms of this Agreement. In the event that any Concurring Noteholder Transfers any of the Notes, as a condition precedent to such Transfer, such Concurring Noteholder agrees to cause the Transferee to execute and deliver a joinder agreement in customary form confirming the agreement of such Transferee to be bound by the terms of this Agreement for so long as this Agreement shall remain in effect. In the event that the Company’s consent is required for any Transfer of the Notes, the Company hereby agrees to grant such consent promptly in accordance with the requirements of this Agreement. Any Transfer of the Notes in violation of the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Exchange Offer, to consent to or reject the Indenture Amendment, or to accept or reject the Prepackaged Plan, which right shall remain with and be exercised only by the purported transferor.

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(c) Each Concurring Noteholder agrees that it will (i) not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer; and (ii) permit public disclosure, including in a press release, of the contents of this Agreement, including, but not limited to, the commitments contained in this Section 4 and the Term Sheet, but not including information with respect to such Concurring Noteholder’s specific ownership of Notes.

(d) Each Concurring Noteholder further agrees that it will not object to, or otherwise commence any proceeding to oppose, the Restructuring and shall not take any action that is materially inconsistent with, or that would unreasonably delay the consummation of, the Restructuring in accordance with the terms of the Term Sheet. Accordingly, so long as this Agreement is in effect, each Concurring Noteholder agrees that it shall not (i) object to confirmation of the Prepackaged Plan or otherwise commence any action or proceeding to alter, oppose or add any other provision to the Prepackaged Plan or any other documents or agreements consistent with the Prepackaged Plan; (ii) object to the approval of any disclosure statement that describes the Prepackaged Plan; (iii) vote for, consent to, support, intentionally induce or participate directly or indirectly in the formation of any other plan of reorganization or liquidation proposed or filed, or to be proposed or filed, in any Chapter 11 case for the Company; (iv) commence or support any action or proceeding to shorten or terminate the period during which only the Company may propose and/or seek confirmation of a plan of reorganization for the Company; (v) directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution or restructuring of the Company; or (vi) commence or support any action filed by the Company or any other party in interest to appoint a trustee, conservator, receiver or examiner for the Company, or to dismiss any Chapter 11 case, or to convert such Chapter 11 case to one under Chapter 7.

(e) Nothing in this Agreement shall be deemed to prevent any Concurring Noteholder from taking, or failing to take, any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which the Concurring Noteholder owes to any other Person, including any duties that may arise as a result of any Concurring Noteholder’s appointment to any committee in the Prepackaged Proceeding or any other bankruptcy or insolvency proceeding.

(f) Each Concurring Noteholder further agrees that any Notes acquired by such Concurring Noteholder following the date of this Agreement shall be subject to the terms and conditions of this Agreement and shall be subject to the same treatment in the Restructuring as the Notes held by such Concurring Noteholder as of the date hereof. For the avoidance of doubt, this shall not include any acquired Notes beneficially owned by non-affiliated customers of the undersigned Concurring Noteholder.

(g) Subject to Section 2 of this Agreement, each Concurring Noteholder agrees that so long as it is the legal owner or beneficial owner of all or any portion of either a referenced “claim” or referenced “interest” within the meaning of 11 U.S.C. §§ 101, et seq. (each a “Claim”), it will: (i) take all reasonable steps to support the Prepackaged Plan, use its commercially reasonable best efforts to defend the adequacy of pre-petition disclosure and solicitation procedures in connection with the Prepackaged Plan and the Exchange Offer and, to the extent necessary, support the adequacy of any post-petition disclosure statement that may be required by the bankruptcy court and circulated in connection herewith or therewith; (ii) from and after the date hereof, not agree to, consent to, provide any support to, participate in the formulation of, or vote for any plan of reorganization or liquidation of the Company, other than the Prepackaged Plan; and (iii) agree to permit disclosure in the Prepackaged Plan or any document ancillary thereto (hereinafter a “Reorganization Document”) or any necessary filings by the Company with the Commission of the contents of this Agreement (excluding information with respect to any Concurring Noteholder’s specific ownership of Notes, except to the extent such information is required to be included in any filings with the Commission).

(h) Each Concurring Noteholder agrees that so long as it is a holder of all or any portion of a Claim, it shall not object to, or otherwise commence any proceeding to oppose or alter, the Prepackaged Plan or any other Reorganization Document and shall not take any action which is inconsistent with, or that

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would unreasonably delay or impede approval or confirmation of the Prepackaged Plan or any of the Reorganization Documents. Without limiting the generality of the foregoing, no Concurring Noteholder may directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger, consolidation, liquidation or restructuring of the Company that could reasonably be expected to prevent, delay or impede the confirmation of the Prepackaged Plan or approval of any Reorganization Document.

(i) Each of the Concurring Noteholders agrees to waive its respective rights and remedies under the Indenture and related documents or applicable law in respect of or arising out of any “Default” (as defined in such documents) or “Event of Default” (as defined in such documents) arising under the Indenture, until this Agreement is terminated as provided in Section 7. If this Agreement is terminated as provided in Section 7, the agreement of the Concurring Noteholders to waive shall automatically and without further action terminate and be of no force and effect, it being expressly agreed that the effect of such termination shall be to permit each of them to exercise any rights and remedies immediately; provided that nothing herein shall be construed as a waiver by the Company of any right it may have as a “debtor” under the Prepackaged Proceeding or other bankruptcy proceeding or by any Noteholder to seek adequate protection retroactive to the date of filing of the Prepackaged Proceeding or other bankruptcy proceeding.

5. Effectiveness of this Agreement.  The effectiveness of this Agreement, and the respective obligations of the parties under this Agreement, are conditioned upon the receipt of the consent and signature hereto of the Company and Noteholders holding a majority of the aggregate principal amount at maturity of the Notes.

6. Amendments to the Restructuring.  The Company shall not alter the terms of the Restructuring in a manner that adversely affects any Concurring Noteholder without the prior written consent of such Noteholder, which consent shall not be unreasonably withheld, of the inconsistently adversely affected Concurring Noteholder. Notwithstanding the foregoing, the Company may extend the expiration date of the Exchange Offer to any date not later than September 30, 2007 if at the time of any such extension, the conditions to closing set forth in the Exchange Offer shall not have been satisfied or waived as provided in this Agreement, provided, however, that no such extension of the Expiration Date shall impair or limit the otherwise applicable rights of a Concurring Noteholder to withdraw from and terminate this Agreement pursuant to the terms of Section 7 (b) of this Agreement.

7. Termination of Agreement.  Notwithstanding anything to the contrary set forth in this Agreement:

(a) Unless the Restructuring has been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire upon the earliest to occur of:

(i) May 31, 2007, (provided that if a Prepackaged Proceeding is filed as set forth in Section 3(b), such date shall be September 30, 2007), unless extended pursuant to Section 6;

(ii) receipt of written notice from the Required Noteholders of their intent to terminate this Agreement upon the occurrence of a Material Adverse Change;

(iii) a material alteration by the Company of the terms of the Restructuring not permitted under Section 6;

(iv) receipt by the Company of written notice from the Required Noteholders of their intent to terminate this Agreement upon the occurrence of a material breach by the Company of its obligations, representations or warranties under this Agreement that is incurable or that is curable and is not cured within 30 days after notice of such breach;

(v) receipt by each Concurring Noteholder and the Ad Hoc Committee of written notice from the Company of its intent to terminate this Agreement upon a determination by the Board that such termination is in the best interests of the Company;

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(vi) the sixtieth day following the filing of any involuntary bankruptcy or other insolvency proceeding involving the Company, other than the Prepackaged Proceeding contemplated by this Agreement, if such proceeding has not been dismissed by such day;

(vii) the Prepackaged Proceeding being dismissed or converted to chapter 7; and

(viii) receipt by the Company of written notice from the Required Noteholders to terminate this Agreement due to the Company’s failure to pay the fees and expenses incurred by the parties hereto in connection with the Restructuring;

(b) Any individual Concurring Noteholder shall have the right to withdraw from and terminate this Agreement as between said Concurring Noteholder and the Company upon the occurrence of any one of the following events or circumstances by giving written notice to the Company of its election to withdraw and terminate at any time following the occurrence of any said event or circumstance:

(i) the failure of the condition specified in Section 5 of this Agreement to be satisfied on or before March 20, 2007;

(ii) the failure of the Company to receive executed Lockup Agreements and/or consents to the Exchange Offer and the Prepackaged Plan from holders of Notes representing at least two-thirds in principal amount of total outstanding Notes on or before May 1, 2007; and

(iii) the failure of the Company to commence the Prepackaged Proceeding on or before May 31, 2007 in the event it receives executed Lockup Agreements and/or consents to the Exchange Offer and the Prepackaged Plan from holders of Notes representing at least two-thirds in principal amount of total outstanding Notes but does not satisfy the Minimum Tender Condition as of said date provided however that the obligations of the Company contained in Section 9 shall survive any termination pursuant to this Section 7.

8. Representations and Warranties.  (a) Each of the signatories to this Agreement represents and warrants to the other signatories to this Agreement that:

(i) if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

(ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part; (iii) the execution, delivery and performance by it of this Agreement do not and shall not (A) violate any provision of law, rule or regulation applicable to it or any of its affiliates or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its affiliates is a party or under its certificate of incorporation, bylaws or other governing instruments;

(iv) the execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) the registration under the Securities Act of the shares of the Common Stock to be issued in the Exchange Offer and such consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of those shares, (B) such other filings as may be necessary or required by the Commission, and (C) any filings required under the HSR Act;

(v) in the case of each of the Concurring Noteholders, assuming the execution and delivery of this Agreement by the Company, and in the case of the Company, assuming the due execution and delivery of this Agreement by each of the Concurring Noteholders, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms; and

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(vi) it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.

(b) Each of the Concurring Noteholders further represents and warrants to the other signatories to this Agreement that:

(i) as of the date of this Agreement, such Concurring Noteholder is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the principal amount at maturity of the Notes, set forth opposite such Concurring Noteholder’s name on Schedule B hereto, with the power and authority to vote and dispose of such Notes;

(ii) such Concurring Noteholder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such Concurring Noteholder to decide to tender its Notes pursuant to the Exchange Offer and to accept the proposed terms of the Prepackaged Plan as set forth in the Term Sheet; and

(iii) as of the date of this Agreement, such Concurring Noteholder is not aware of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement.

9. Payment of Expenses.  The Company hereby agrees to, or to cause InSight to, reimburse the Ad Hoc Committee for all reasonable out-of-pocket fees and expenses incurred in connection with the Restructuring, including but not limited to fees and disbursements of one counsel to the Ad Hoc Committee, pursuant to the terms of (i) that certain letter agreement dated January 29, 2007 between InSight and Brown Rudnick Berlack Israels LLP and (ii) that certain letter agreement dated February 6, 2007 between the Company and Jefferies & Company, Inc.

10. Preparation of Restructuring Documents.  Notwithstanding anything to the contrary contained in this Agreement, the obligations of the signatories to this Agreement shall be subject to the preparation of definitive documents (in form and substance reasonably satisfactory to each of the parties hereto and their respective counsel) relating to the transactions contemplated by this Agreement, including, without limitation, the documents relating to the Exchange Offer, the Prepackaged Plan, the Consent Solicitation and each Reorganization Document, which documents shall be in all respects materially consistent with this Agreement (including the Term Sheet) and shall include appropriate releases.

11. Good Faith.  Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement. Each of the signatories to this Agreement further agrees to review and comment upon the definitive documents in good faith and, in any event, in all respects consistent with the Term Sheet.

12. Amendments and Modifications.  Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, modified or supplemented, except in writing signed by the Company and the Required Noteholders.

13. No Waiver.  Each of the signatories to this Agreement expressly acknowledges and agrees that, except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair or restrict the ability of any party to this Agreement to protect and preserve all of its rights, remedies and interests, including, without limitation, with respect to its claims against and interests in the Company.

14. Further Assurances.  Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement.

15. Complete Agreement.  This Agreement, including the Schedules and Annexes hereto, constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the

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subject matter hereof. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

16. Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, or (b) mailed by first class, registered or certified mail, postage prepaid, or (c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

InSight Health Services Holdings Corp.
26250 Enterprise Court
Suite 100
Lake Forest, CA 92630
Attention: General Counsel

with a copy to:

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Telephone: (212) 836-8019
Fax: (212) 836-6419
Attention: Stephen C. Koval

if to a Noteholder, to the address set forth on the signature pages to this Agreement, with a copy to:

Brown Rudnick Berlack Israels LLP
Seven Times Square
New York, New York 10036
Attention: Robert J. Stark, Esq.

if to the Ad Hoc Committee, to:

Brown Rudnick Berlack Israels LLP
Seven Times Square
New York, New York 10036
Attention: Robert J. Stark, Esq.

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.

17. Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York, except to the extent such law is preempted by the Federal Bankruptcy Code.

18. Jurisdiction.  By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought (a) in the United States Bankruptcy Court for the district in which the Company has commenced a case under Chapter 11 of the Bankruptcy Code or (b) in a federal or state court of competent jurisdiction in the State of New York, located in the Borough of Manhattan if the Company has not commenced a case under Chapter 11 of the Bankruptcy Code. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably accepts and submits itself to the jurisdiction of the United States Bankruptcy Court for the district in which the Company has commenced a case under Chapter 11 of the Bankruptcy Code, or a court of competent jurisdiction in the State of New York, as applicable under the preceding sentence, with respect to any such action, suit or proceeding.

19. Consent to Service of Process.  Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and

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consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement.

20. Specific Performance.  It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.

21. Headings.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

22. Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

23. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be effective as delivery of a manually executed counterpart. Any Noteholder may become party to this Agreement on or after the date of this Agreement by executing a signature page to this Agreement.

24. No Third-Party Beneficiaries.  Unless expressly stated in this Agreement, this Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.

25. No Solicitations.  This Agreement is not intended to be, and each signatory to this Agreement acknowledges that it is not, a solicitation of the acceptance or rejection of any prepackaged plan of reorganization for the Company pursuant to Section 1125 of the Bankruptcy Code.

26. Consideration.  It is hereby acknowledged by each of the signatories to this Agreement that no consideration (other than the obligations of the other parties under this Agreement) shall be due or paid to the parties for their agreement to support the Prepackaged Plan in accordance with the terms and conditions of this Agreement.

[SIGNATURES BEGIN ON NEXT PAGE]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

INSIGHT HEALTH SERVICES HOLDINGS CORP.

By: _ _

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SIGNATURE PAGE TO LOCKUP AGREEMENT DATED AS OF

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SCHEDULE A

NOTEHOLDERS AND AGGREGATE PRINCIPAL AMOUNT OF NOTES HELD

Aggregate Principal Amount of Senior Subordinated Notes held by Noteholders:

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SCHEDULE B

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ANNEX A

SUMMARY OF TERMS AND CONDITIONS

This term sheet (the “Term Sheet”) contains the material terms of the proposed financial restructuring of InSight Health Services Corp. and its affiliates (together, the “Company”). This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy any securities. This Term Sheet contemplates that the Company will negotiate with a committee of Noteholders and their advisors (the “Committee”).

The Existing Notes:	$194.5 million 9.875% Senior Subordinated Notes due 2011 (the “Notes”).

The Transaction:	On the effective date (the “Effective Date”), the holders of the outstanding principal amount of the Notes (the “Noteholders”) will receive newly-issued shares of common stock (“Common Stock”) of InSight Health Services Holdings Corp. (“Holdings”) representing 87% of all issued and outstanding shares of New Common Stock as of the Effective Date in exchange for their Notes (assuming 100% participation) in a registered exchange offer subject to dilution resulting from the issuance of equity under the Management Incentive Plan. To the extent that less than 100% of the Notes are tendered, the aggregate amount of shares allocable to the Noteholders shall be reduced by the percentage of the Notes that are not tendered. The Company’s Board and Existing Equity Holders (as defined below) will adopt the necessary resolutions and amend Holdings’ Certificate of Incorporation to increase the authorized share capital of Holdings and to issue and allot the new Common Stock to the Noteholders.

On the Effective Date, the holders of existing shares of Common Stock of Holdings (the “Existing Equity Holders”) will retain their existing equity representing 13% of all issued and outstanding shares of Common Stock as of the Effective Date subject to dilution resulting from the issuance of equity under the Management Incentive Plan.

The Company will take necessary actions to comply with applicable public company requirements, including exchange listing requirements.

Exit Consents:	Noteholders exchanging the Notes shall be deemed to have agreed to certain to-be-determined modifications and amendments to the Notes and the indenture governing the Notes.

Management Incentive Plan:	A management incentive plan will be implemented by the Company to provide equity incentives to its management. Any equity issued under the Management Incentive Plan will dilute all holders of Common Stock, including the Noteholders and the Existing Equity Holders, on a pro rata basis.

Conditions:	Closing of the transaction shall be conditioned upon, among other things, (i) a minimum acceptance threshold requirement of 95% of the outstanding Notes subject to the Company’s ability to change the threshold at its discretion, (ii) confirmation that the proposed Transaction does not create any materially adverse tax consequences for the Company, and (iii) there not having occurred an

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event or condition that has had or reasonably could have a material adverse effect on the business, assets or financial performance of the Company.

Professional Fees:	The Company will pay the reasonable fees and expenses of professional advisors to the Committee in accordance with fee reimbursement letter agreements to be negotiated.

Board of Directors:	Composition of the board of directors (the “Board”) of Holdings to be as follows upon the Effective Date: (i) four (4) directors designated by the Committee, (ii) two (2) directors designated by the Existing Equity Holders and (iii) one (1) management-appointed director. The directors designated by the Committee shall be reasonably acceptable to the current Board and shall comply with the director independence requirements that are imposed on public companies.

Lockup Agreements:	Upon agreement among the Company and the Committee regarding the terms of this Term Sheet, each member of the Committee will enter into a formal Lockup Agreement, which will (i) indicate Noteholder support for the transaction, the principal terms of which shall be incorporated into the Lockup Agreement, (ii) indicate Noteholder consent for a prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code as an alternative if the requisite consents to the transaction are not obtained and (iii) ensure that if a Note is sold or conveyed in any way (a “Sale Transaction”), the Sale Transaction will be conditioned upon the assumption of the Lockup Agreement by the transferee of the Note.

Registration Rights:	Existing Equity Holders will have usual and customary Registration Rights.

Existing Options:	Existing options are currently out-of-the-money and are expected to remain outstanding.

Management Equity Incentive:	Usual and customary for comparable transactions.

Releases:	Usual and customary for comparable transactions.

Indemnification:	Usual and customary for comparable transactions.

D & O Insurance:	Usual and customary for comparable transactions.

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Exhibit A-2

FORM OF LOCKUP AGREEMENT

LOCKUP AGREEMENT, dated as of          , 2007, by and among InSight Health Services Holdings Corp., a Delaware corporation (the “Company”), and the undersigned beneficial owners (or investment managers or advisors for the beneficial owners) of the Notes (as defined below) (for the avoidance of doubt, this does not include any Notes beneficially owned by non-affiliated customers of the undersigned) identified on Schedule A to this Agreement (defined hereinafter) on the date of this Agreement and each other beneficial owner (or investment managers or advisors for the beneficial owners) of Notes that executes a counterpart signature page to this Agreement after the date of this Agreement as provided in Section 23 (collectively, the “Concurring Noteholders,” and each, individually, a “Concurring Noteholder”).

For purposes hereof, all references in this Agreement to Concurring Noteholders or parties that are “signatories to this Agreement” shall mean, as of any date of determination, those Noteholders or parties, as the case may be, who executed and delivered this Agreement as an original signatory on or before the date of this Agreement, together with those additional Noteholders or parties, as the case may be, who after the date of this Agreement but, on or before such date of determination, become party to this Agreement by executing and delivering counterpart signature pages as provided in Section 23. After the date of this Agreement, when Noteholders become signatories to this Agreement, Schedule A shall be updated to include the Notes held by such Noteholder.

WHEREAS, the Company and the Concurring Noteholders have engaged in good faith negotiations with the objective of restructuring the debt and equity capital structures of the Company (the “Restructuring”), substantially as reflected in the Term Sheet (as defined below) which sets forth the terms and conditions of (i) the Exchange Offer, (ii) the Consent Solicitation and (iii) the Prepackaged Plan (each as defined below); and

WHEREAS, the Company and the Concurring Noteholders desire that the Company conduct the Exchange Offer and the Consent Solicitation as soon as practicable on the terms described in the Term Sheet to accomplish the Restructuring, or, if necessary under the terms of the Term Sheet, that the Company commence a case under Chapter 11 of the Bankruptcy Code to accomplish the Restructuring through the confirmation of the Prepackaged Plan (the “Prepackaged Proceeding”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties signatory to this Agreement hereby agrees as follows:

1. Definitions. The following terms shall have the following meanings:

“Agreement” means this Lockup Agreement, including the Schedules, Annexes and Exhibits hereto (including any agreements incorporated herein or therein), all of which are incorporated by reference herein.

“Board” means the Board of Directors of the Company.

“Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Consent Solicitation” means the solicitation by the Company of the consent of the Noteholders to amend certain of the terms of the Indenture to remove substantially all material affirmative and negative covenants set forth therein other than the obligation to pay principal and interest on the Notes.

“Exchange Offer” means the offer by the Company to exchange 44,247,677 shares of Common Stock in the event the Restructuring is consummated without commencing the Prepackaged Proceeding and 49,219,326 shares of Common Stock in the event the Restructuring is consummated through the Prepackaged Proceeding, which may be adjusted pursuant to a reverse stock split, for the outstanding Notes, such consideration to be ratably adjusted in the event the Restructuring is consummated without commencing the Prepackaged Proceeding and the offer is not fully subscribed.

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“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations of the Federal Trade Commission promulgated thereunder.

“Indenture” means the Indenture (as amended, modified or supplemented from time to time), dated as of October 30, 2001, among InSight, as issuer, the Company and the subsidiaries listed in the preamble thereto, as guarantors, and U.S. Bank Trust National Association, as trustee or any successor trustee.

“Indenture Amendment” means an amendment to the Indenture, which, among other things, deletes substantially all material affirmative and negative covenants other than the obligation to pay principal and interest on the Notes contained in the Indenture.

“InSight” means InSight Health Services Corp., a Delaware corporation and a wholly-owned subsidiary of the Company.

“Material Adverse Change” means any change, event or effect that is materially adverse to the operations or financial condition of the Company and its subsidiaries (taken as a whole); provided that the filing of the Prepackaged Proceeding shall not constitute a Material Adverse Change; and provided further that a change shall not be considered to be a Material Adverse Change if (x) its effect is not likely to last beyond the term of this Agreement; or (y) it arises from actions required to be taken by the Company pursuant to this Agreement.

“Minimum Tender Condition” means the condition to the consummation of the Exchange Offer that there be validly tendered and not withdrawn not less than 97% in aggregate principal amount of the Notes; provided, however, that the Minimum Tender Condition may be amended with the mutual consent of the Company, Bennett Management Corporation and JP Morgan.

“Noteholder” means any beneficial owner of Notes.

“Notes” means the 9 7/8% Senior Subordinated Notes due 2011 in the aggregate principal amount at maturity of $194.5 million, issued by InSight pursuant to the Indenture.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.

“Original Concurring Noteholders” means those Noteholders who executed and delivered an Original Lockup Agreement before the date of this Agreement.

“Original Lockup Agreement” means a lockup agreement with the Company, substantially in the form included as Exhibit A to the Company’s prospectus dated March 21, 2007 relating to the Restructuring.

“Prepackaged Plan” means a prepackaged plan of bankruptcy under Chapter 11 of the United States Bankruptcy Code prepared by the Company to be implemented in the event that insufficient tenders of Notes and consents have been received from the Noteholders to satisfy or cause the Company to waive the Minimum Tender Condition, but sufficient votes of an accepting class under section 1126 of the United States Bankruptcy Code have been received.

“Required Noteholders” means Concurring Noteholders and Original Concurring Noteholders holding a majority in aggregate principal amount of and accrued interest on the Notes held by all Concurring Noteholders and Original Concurring Noteholders.

“Securities Act” means the Securities Act of 1933, as amended.

“Term Sheet” means that certain Term Sheet attached hereto as Annex A which sets forth the material terms and conditions of the Restructuring.

“Transfer” means to directly or indirectly (i) sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in or (ii) enter into an agreement, commitment or other arrangement to sell, pledge, assign, encumber, grant an option with respect to, transfer or dispose of any participation or interest (voting or otherwise) in, or the act thereof.

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2. Agreement to Complete the Restructuring. Subject to the terms and conditions of this Agreement and so long as this Agreement remains in effect as between the Company and a Concurring Noteholder, the Company and such Concurring Noteholder agree to use commercially reasonable best efforts to complete the Restructuring through the Exchange Offer and the Consent Solicitation, as each is described in the Term Sheet; or, alternatively, if the Minimum Tender Condition is not satisfied or waived or the Company is otherwise not able to consummate the Exchange Offer but the required consents of holders of the Notes are received to confirm the Prepackaged Plan, then through the Prepackaged Plan in accordance with the terms of the Term Sheet. The obligations of the parties hereunder are several and not joint and no party hereto shall be responsible for the failure of any other party hereto to perform its obligations hereunder.

3. The Company’s Obligations to Support the Restructuring. (a) The Company agrees to use its commercially reasonable best efforts to modify the Exchange Offer and the Consent Solicitation as promptly as practicable, to do all things reasonably necessary and appropriate in furtherance thereof, including filing any related documents that it is required to file with the Securities and Exchange Commission (the “Commission”), and to use its commercially reasonable best efforts to complete the same within 120 days of the date of modification of the Exchange Offer.

(b) If all of the conditions to the Exchange Offer are not satisfied or waived by May 18, 2007, but the required consents of holders of the Notes are received to confirm the Prepackaged Plan, then on such date (or such earlier or later date as the Company may determine), the Company shall file the Prepackaged Proceeding and seek confirmation of the Prepackaged Plan.

(c) Subject to the terms and conditions of this Agreement, the Company shall use its best efforts to take all necessary action to effect a restructuring of its board of directors concurrently and in connection with and conditioned upon the consummation of the Restructuring on the terms set forth in the Term Sheet.

(d) The Company further agrees that it will not object to, or otherwise commence any proceeding to oppose the Restructuring and shall not take any action that is inconsistent with, or that would unreasonably delay the consummation of, the Restructuring.

(e) Nothing in this Agreement shall be deemed to prevent the Company from taking, or failing to take, any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which the Company owes to any other Person; it being understood and agreed that if any such action (or failure to act) results in (i) an alteration of the terms of the Restructuring not permitted by Section 6 or (ii) the Company giving written notice of its intent to terminate this Agreement pursuant to Section 7(a)(v), this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement, other than the obligations of the Company contained in Section 9, shall terminate and expire.

4. Concurring Noteholders’ Obligations to Support the Restructuring. Subject to the terms and conditions of this Agreement and so long as this Agreement remains in effect as between the Company and a Concurring Noteholder:

(a) Concurring Noteholder agrees, in connection with and conditioned upon consummation of the Restructuring upon the terms set forth in the Term Sheet, to: (i) tender its Notes pursuant to and in accordance with the Exchange Offer and the other terms and conditions of the Term Sheet within ten (10) days following the date hereof; (ii) grant its consent pursuant to the Consent Solicitation and agree to the Indenture Amendment; (iii) withdraw its ballot rejecting the Prepackaged Plan and, if necessary, file a pleading to evidence such withdrawal (in any event, Concurring Noteholder’s signature to this agreement shall be deemed to be conclusive evidence of Concurring Noteholder’s withdrawal of such ballot); (iv) vote to reject any plan of reorganization for the Company that does not contain the terms of the Restructuring substantially as set forth in the Term Sheet; and (v) subject to the terms of the Term Sheet, not to withdraw or revoke any of the foregoing unless and until this Agreement is terminated in accordance with its terms. Each Concurring Noteholder acknowledges that by tendering its Notes in the Exchange Offer, it will be deemed to have (A) delivered the consents required in the Consent Solicitation for the Indenture Amendment and (B) accepted the Prepackaged Plan.

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(b) Each Concurring Noteholder agrees, so long as this Agreement remains in effect, not to Transfer any of the Notes held by it, in whole or in part, unless the Transferee agrees in writing to be bound by the terms of this Agreement. In the event that any Concurring Noteholder Transfers any of the Notes, as a condition precedent to such Transfer, such Concurring Noteholder agrees to cause the Transferee to execute and deliver a joinder agreement in customary form confirming the agreement of such Transferee to be bound by the terms of this Agreement for so long as this Agreement shall remain in effect. In the event that the Company’s consent is required for any Transfer of the Notes, the Company hereby agrees to grant such consent promptly in accordance with the requirements of this Agreement. Any Transfer of the Notes in violation of the foregoing shall be deemed ineffective to Transfer any right to accept or reject the Exchange Offer, to consent to or reject the Indenture Amendment, or to accept or reject the Prepackaged Plan, which right shall remain with and be exercised only by the purported transferor.

(c) Each Concurring Noteholder agrees that it will (i) not vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer; and (ii) permit public disclosure, including in a press release, of the contents of this Agreement, including, but not limited to, the commitments contained in this Section 4 and the Term Sheet, but not including information with respect to such Concurring Noteholder’s specific ownership of Notes.

(d) Each Concurring Noteholder further agrees that it will not object to, or otherwise commence any proceeding to oppose, the Restructuring and shall not take any action that is materially inconsistent with, or that would unreasonably delay the consummation of, the Restructuring in accordance with the terms of the Term Sheet. Accordingly, so long as this Agreement is in effect, each Concurring Noteholder agrees that it shall not (i) object to confirmation of the Prepackaged Plan or otherwise commence any action or proceeding to alter, oppose or add any other provision to the Prepackaged Plan or any other documents or agreements consistent with the Prepackaged Plan; (ii) object to the approval of any disclosure statement that describes the Prepackaged Plan; (iii) vote for, consent to, support, intentionally induce or participate directly or indirectly in the formation of any other plan of reorganization or liquidation proposed or filed, or to be proposed or filed, in any Chapter 11 case for the Company; (iv) commence or support any action or proceeding to shorten or terminate the period during which only the Company may propose and/or seek confirmation of a plan of reorganization for the Company; (v) directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of winding up, liquidation,reorganization, merger, consolidation, dissolution or restructuring of the Company; or (vi) commence or support any action filed by the Company or any other party in interest to appoint a trustee, conservator, receiver or examiner for the Company, or to dismiss any Chapter 11 case, or to convert such Chapter 11 case to one under Chapter 7.

(e) Nothing in this Agreement shall be deemed to prevent any Concurring Noteholder from taking, or failing to take, any action that it is obligated to take (or fail to take) in the performance of any fiduciary or similar duty which the Concurring Noteholder owes to any other Person, including any duties that may arise as a result of any Concurring Noteholder’s appointment to any committee in the Prepackaged Proceeding or any other bankruptcy or insolvency proceeding.

(f) Each Concurring Noteholder further agrees that any Notes acquired by such Concurring Noteholder following the date of this Agreement shall be subject to the terms and conditions of this Agreement and shall be subject to the same treatment in the Restructuring as the Notes held by such Concurring Noteholder as of the date hereof. For the avoidance of doubt, this shall not include any acquired Notes beneficially owned by non-affiliated customers of the undersigned Concurring Noteholder.

(g) Subject to Section 2 of this Agreement, each Concurring Noteholder agrees that so long as it is the legal owner or beneficial owner of all or any portion of either a referenced “claim” or referenced “interest” within the meaning of 11 U.S.C. §§ 101, et seq. (each a “Claim”), it will: (i) take all reasonable steps to support the Prepackaged Plan, use its commercially reasonable best efforts to defend the adequacy of pre-petition disclosure and solicitation procedures in connection with the Prepackaged Plan and the Exchange Offer and, to the extent necessary, support the adequacy of any post-petition disclosure

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statement that may be required by the bankruptcy court and circulated in connection herewith or therewith; (ii) from and after the date hereof, not agree to, consent to, provide any support to, participate in the formulation of, or vote for any plan of reorganization or liquidation of the Company, other than the Prepackaged Plan; and (iii) agree to permit disclosure in the Prepackaged Plan or any document ancillary thereto (hereinafter a “Reorganization Document”) or any necessary filings by the Company with the Commission of the contents of this Agreement (excluding information with respect to any Concurring Noteholder’s specific ownership of Notes, except to the extent such information is required to be included in any filings with the Commission).

(h) Each Concurring Noteholder agrees that so long as it is a holder of all or any portion of a Claim, it shall not object to, or otherwise commence any proceeding to oppose or alter, the Prepackaged Plan or any other Reorganization Document and shall not take any action which is inconsistent with, or that would unreasonably delay or impede approval or confirmation of the Prepackaged Plan or any of the Reorganization Documents. Without limiting the generality of the foregoing, no Concurring Noteholder may directly or indirectly seek, solicit, support or encourage any other plan, sale, proposal or offer of dissolution, winding up, liquidation, reorganization, merger, consolidation, liquidation or restructuring of the Company that could reasonably be expected to prevent, delay or impede the confirmation of the Prepackaged Plan or approval of any Reorganization Document.

(i) Each of the Concurring Noteholders agrees to waive its respective rights and remedies under the Indenture and related documents or applicable law in respect of or arising out of any “Default” (as defined in such documents) or “Event of Default” (as defined in such documents) arising under the Indenture, until this Agreement is terminated as provided in Section 7. If this Agreement is terminated as provided in Section 7, the agreement of the Concurring Noteholders to waive shall automatically and without further action terminate and be of no force and effect, it being expressly agreed that the effect of such termination shall be to permit each of them to exercise any rights and remedies immediately; provided that nothing herein shall be construed as a waiver by the Company of any right it may have as a “debtor” under the Prepackaged Proceeding or other bankruptcy proceeding or by any Noteholder to seek adequate protection retroactive to the date of filing of the Prepackaged Proceeding or other bankruptcy proceeding.

5. Extension of Confidentiality Agreement. Concurring Noteholder agrees that it will concurrently with the execution hereof enter into an amendment to that certain Confidentiality Agreement dated April 13, 2007 by and between Concurring Noteholder and InSight Health Services Corp., as amended, amending the date in Section 3 thereof from May 4, 2007 to May 18, 2007.

6. Amendments to the Restructuring. The Company shall not alter the terms of the Restructuring in a manner that adversely affects any Concurring Noteholder without the prior written consent of such adversely affected Concurring Noteholder, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the Company may extend the expiration date of the Exchange Offer to any date not later than September 30, 2007 if at the time of any such extension, the conditions to closing set forth in the Exchange Offer shall not have been satisfied or waived as provided in this Agreement, provided, however, that no such extension of the Expiration Date shall impair or limit the otherwise applicable rights of a Concurring Noteholder to withdraw from and terminate this Agreement pursuant to the terms of Section 7 (b) of this Agreement.

7. Termination of Agreement. Notwithstanding anything to the contrary set forth in this Agreement:

(a) Unless the Restructuring has been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire upon the earliest to occur of:

(i) May 31, 2007, (provided that if a Prepackaged Proceeding is filed as set forth in Section 3(b), such date shall be September 30, 2007), unless extended pursuant to Section 6;

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(ii) receipt of written notice from the Required Noteholders of their intent to terminate this Agreement or the Original Lockup Agreement, as the case may be, upon the occurrence of a Material Adverse Change;

(iii) a material alteration by the Company of the terms of the Restructuring not permitted under Section 6;

(iv) receipt by the Company of written notice from the Required Noteholders of their intent to terminate this Agreement or the Original Lockup Agreement, as the case may be, upon the occurrence of a material breach by the Company of its obligations, representations or warranties under this Agreement or the Original Lockup Agreement, as the case may be, that is incurable or that is curable and is not cured within 30 days after notice of such breach;

(v) receipt by each Concurring Noteholder of written notice from the Company of its intent to terminate this Agreement upon a determination by the Board that such termination is in the best interests of the Company;

(vi) the sixtieth day following the filing of any involuntary bankruptcy or other insolvency proceeding involving the Company, other than the Prepackaged Proceeding contemplated by this Agreement, if such proceeding has not been dismissed by such day;

(vii) the Prepackaged Proceeding being dismissed or converted to chapter 7; and

(viii) receipt by the Company of written notice from the Required Noteholders to terminate this Agreement or the Original Lockup Agreement, as the case may be, due to the Company’s failure to pay the fees and expenses incurred by such parties in connection with the Restructuring;

(b) Any individual Concurring Noteholder shall have the right to withdraw from and terminate this Agreement as between said Concurring Noteholder and the Company by giving written notice to the Company of its election to withdraw and terminate at any time following the failure of the Company to commence the Prepackaged Proceeding on or before May 31, 2007 in the event the Minimum Tender Condition is not satisfied as of said date;

provided however that the obligations of the Company contained in Section 9 shall survive any termination pursuant to this Section 7.

8. Representations and Warranties. (a) Each of the signatories to this Agreement represents and warrants to the other signatories to this Agreement that:

(i) if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

(ii) the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary corporate, partnership or other action on its part;

(iii) the execution, delivery and performance by it of this Agreement do not and shall not (A) violate any provision of law, rule or regulation applicable to it (and, in the case of the Company, any of its affiliates) or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it (and, in the case of the Company, any of its affiliates) is a party or under its certificate of incorporation, bylaws or other governing instruments;

(iv) the execution, delivery and performance by it of this Agreement do not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) the registration under the Securities Act of the shares of the Common Stock to be issued in the Exchange Offer and such

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consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of those shares, (B) such other filings as may be necessary or required by the Commission, and (C) any filings required under the HSR Act;

(v) in the case of each of the Concurring Noteholders, assuming the execution and delivery of this Agreement by the Company, and in the case of the Company, assuming the due execution and delivery of this Agreement by each of the Concurring Noteholders, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, or similar laws, or by equitable principles relating to or limiting creditors’ rights generally; and

(vi) it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.

(b) Each of the Concurring Noteholders further represents and warrants to the other signatories to this Agreement that:

(i) as of the date of this Agreement, such Concurring Noteholder is the beneficial owner of, or the investment adviser or manager for the beneficial owners of, the principal amount at maturity of the Notes, set forth opposite such Concurring Noteholder’s name on Schedule B hereto, with the power and authority to vote and dispose of such Notes;

(ii) such Concurring Noteholder has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for such Concurring Noteholder to decide to tender its Notes pursuant to the Exchange Offer and to accept the proposed terms of the Prepackaged Plan as set forth in the Term Sheet; and

(iii) as of the date of this Agreement, such Concurring Noteholder is not aware of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement.

9. [Intentionally Omitted.]

10. Preparation of Restructuring Documents. Notwithstanding anything to the contrary contained in this Agreement, the obligations of the signatories to this Agreement shall be subject to the preparation of definitive documents (in form and substance reasonably satisfactory to each of the parties hereto and their respective counsel) relating to the transactions contemplated by this Agreement, including, without limitation, the documents relating to the Exchange Offer, the Prepackaged Plan, the Consent Solicitation and each Reorganization Document, which documents shall be in all respects materially consistent with this Agreement (including the Term Sheet) and shall include appropriate releases.

11. Good Faith. Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement. Each of the signatories to this Agreement further agrees to review and comment upon the definitive documents in good faith and, in any event, in all respects consistent with the Term Sheet.

12. Amendments and Modifications. Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, modified or supplemented, except in writing signed by the Company and the Required Noteholders.

13. No Waiver. Each of the signatories to this Agreement expressly acknowledges and agrees that, except as expressly provided in this Agreement, nothing in this Agreement is intended to, or does, in any manner waive, limit, impair or restrict the ability of any party to this Agreement to protect and preserve all of its rights, remedies and interests, including, without limitation, with respect to its claims against and interests in the Company.

14. Further Assurances. Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be reasonably

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necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement.

15. Complete Agreement. This Agreement, including the Schedules and Annexes hereto, constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

16. Notices. All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, or (b) mailed by first class, registered or certified mail, postage prepaid, or (c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

InSight Health Services Holdings Corp.
26250 Enterprise Court
Suite 100
Lake Forest, CA 92630
Attention: General Counsel

with a copy to:

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Telephone: (212) 836-8019
Fax: (212) 836-6419
Attention: Stephen C. Koval

if to a Noteholder, to the address set forth on the signature pages to this Agreement, with a copy to:

Telephone: _ _
Fax: _ _
Attention: _ _

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.

17. Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, without reference to its conflicts of law principles, except to the extent such law is preempted by the Federal Bankruptcy Code.

18. Jurisdiction. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought (a) in the United States Bankruptcy Court for the district in which the Company has commenced a case under Chapter 11 of the Bankruptcy Code or (b) in a federal or state court of competent jurisdiction in the State of New York, located in the Borough of Manhattan if the Company has not commenced a case under Chapter 11 of the Bankruptcy Code. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably accepts and submits itself to the jurisdiction of the United States Bankruptcy Court for the district

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in which the Company has commenced a case under Chapter 11 of the Bankruptcy Code, or a court of competent jurisdiction in the State of New York, as applicable under the preceding sentence, with respect to any such action, suit or proceeding.

19. Consent to Service of Process. Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement.

20. Specific Performance. It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.

21. Headings. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

22. Successors and Assigns. This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

23. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be effective as delivery of a manually executed counterpart. Any Noteholder may become party to this Agreement on or after the date of this Agreement by executing a signature page to this Agreement.

24. No Third-Party Beneficiaries. Unless expressly stated in this Agreement, this Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.

25. No Solicitations. This Agreement is not intended to be, and each signatory to this Agreement acknowledges that it is not, a solicitation of the acceptance or rejection of any prepackaged plan of reorganization for the Company pursuant to Section 1125 of the Bankruptcy Code.

26. Consideration. It is hereby acknowledged by each of the signatories to this Agreement that no consideration (other than the obligations of the other parties under this Agreement) shall be due or paid to the parties for their agreement to support the Prepackaged Plan in accordance with the terms and conditions of this Agreement.

[SIGNATURES BEGIN ON NEXT PAGE]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

INSIGHT HEALTH SERVICES HOLDINGS CORP.

By: _ _

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[SIGNATURE PAGE TO LOCKUP AGREEMENT DATED AS OF [          ]

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SCHEDULE A

NOTEHOLDERS AND AGGREGATE PRINCIPAL AMOUNT OF NOTES HELD

[List Noteholders]

Aggregate Principal Amount of Senior Subordinated Notes held by Noteholders:

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SCHEDULE B

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ANNEX A

SUMMARY OF TERMS AND CONDITIONS

This term sheet (the “Term Sheet”) contains the material terms of the proposed financial restructuring of InSight Health Services Corp. and its affiliates (together, the “Company”). This Term Sheet does not constitute an offer to sell or a solicitation of an offer to buy any securities. This Term Sheet contemplates that the Company will negotiate with a committee of Noteholders (which, for purposes of this term sheet, shall include                and their advisors (the “Committee”).

The Existing Notes:	$194.5 million 9.875% Senior Subordinated Notes due 2011 (the “Notes”).

The Transaction:	On the effective date (the “Effective Date”), the holders of the outstanding principal amount of the Notes (the “Noteholders”) will receive newly-issued shares of common stock (“Common Stock”) of InSight Health Services Holdings Corp. (“Holdings”) representing either 89% (if the Transaction is implemented pursuant to an out-of-court exchange) or 90% (if the Transaction is implemented pursuant to a pre-packaged chapter 11 bankruptcy filing) of all issued and outstanding shares of Common Stock as of the Effective Date in exchange for their Notes (assuming 100% participation) in a registered exchange offer subject to dilution resulting from the issuance of equity under the Management Incentive Plan. To the extent that less than 100% of the Notes are tendered, the aggregate amount of shares allocable to the Noteholders shall be reduced by the percentage of the Notes that are not tendered. The Company’s Board and Existing Equity Holders (as defined below) will adopt the necessary resolutions and amend Holdings’ Certificate of Incorporation to increase the authorized share capital of Holdings and to issue and allot the Common Stock to the Noteholders.

The Company will take necessary actions to comply with applicable public company requirements, including eligibility for quotation on the OTC Bulletin Board.

On the Effective Date, the holders of existing shares of Common Stock of Holdings (the “Existing Equity Holders”) will retain equity representing (i) 11% of all issued and outstanding shares of Common Stock as of the Effective Date if the Transaction is implemented pursuant to an out-of-court exchange; or (ii) 10% of all issued and outstanding shares of Common Stock as of the Effective Date if the Transaction is implemented pursuant to a pre-packaged chapter 11 bankruptcy filing, subject to dilution resulting from the issuance of equity under the Management Incentive Plan.

Transaction Terms

Consent Fee	If the Transaction is implemented pursuant to an out-of-court exchange, a 5.0% consent fee will be paid to all Noteholders who consent to the proposed amendments to the indenture governing the Notes (see “Exit Consents” below). If the Transaction is implemented pursuant to a pre-packaged chapter 11 bankruptcy filing, no consent fee will be paid.

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Minimum Acceptance Ratio	If the Transaction is implemented pursuant to an out-of-court exchange, a minimum acceptance level of 97.0% is required to consummate the Transaction, however, the acceptance level may be amended (but not to a level below 93%) upon mutual consent from Holdings and so long as they remain Noteholders.

Financing Component Tack-On to Existing Senior Secured Floating Rate Notes due 2011 (the “FRNs”)	Each Noteholder listed on Schedule A hereto will commit to purchase their pro rata portion of $9.9 million face amount of newly issued FRNs at a price of 80% as set forth next to such Noteholder’s name on Schedule A, provided that the Transaction is completed pursuant to an out-of-court exchange; provided, further, that commit to purchase (based on their respective pro rata ownership of the Notes) 100% of the newly issued FRNs committed to and not purchased by the other Noteholders listed on Schedule A. The financing is at the option of the Company; provided, that the Company shall notify the Noteholders whether it will access the financing under the commitment on or before the Effective Date. In the event the Company so notifies the Noteholders that it will access such financing, the Company will use commercially reasonable efforts to close the financing within 30 days following the Effective Date. While the commitment is outstanding, the Company has the option to draw down on the commitment in whole, but not in part. Unless the Company files a case under chapter 11 of the Bankruptcy Code, for the period from the date hereof until six months following the Effective Date, in the event that the Company has not accessed the financing under the commitment and shall seek FRN financing, it shall offer to the Noteholders listed on Schedule A, pro rata as set forth therein, the option to provide up to the first $9.9 million of such financing by purchasing FRNs at the same price and on the same terms as set forth herein. Normal and customary rules apply to the FRN tack-on-the Company will use commercially reasonable efforts to file a registration statement covering the Notes within 60 days from first issue date of the Notes, commercially reasonable efforts to make registration effective as soon as practicable thereafter, other terms consistent with prior FRN deal terms. All offers and sales of FRNs will be subject to compliance with applicable securities laws. The right of any Noteholder listed on Schedule A to participate in any issuance of FRNs shall be conditioned on such Noteholder providing the Company with customary representations that it is an “accredited investor”.

Exit Consents:	Noteholders exchanging the Notes shall be deemed to have agreed to certain to-be-determined modifications and amendments to the Notes and the indenture governing the Notes.

Management Incentive Plan	A management incentive plan will be implemented by the Company to provide equity incentives to its management. Any equity issued under the Management Incentive Plan will dilute all holders of Common Stock, including the Noteholders and the Existing Equity Holders, on a pro rata basis.

Conditions:	Closing of the transaction shall be conditioned upon, among other things, (i) confirmation that the proposed Transaction does not

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create any materially adverse tax consequences for the Company, and (ii) there not having occurred an event or condition, except for the filing of a bankruptcy case, that has had or reasonably could have a material adverse effect on the business, assets or financial performance of the Company.

Professional Fees:	The Company will pay the reasonable fees and expenses of professional advisors to the Committee in accordance with fee reimbursement letter agreements to be negotiated.

Board of Directors:	Composition of the board of directors (the “Board”) of Holdings to be as follows upon the Effective Date: (i) five (5) directors designated by the Committee, (ii) one (1) director designated by the Existing Equity Holders and (iii) one (1) management-appointed director, who shall be the Company’s CEO. The directors designated by the Committee shall be reasonably acceptable to the current Board and shall consist of persons that permit the Company to comply with the director independence requirements that are imposed on public companies.

Lock-up Agreements:	Upon agreement among the Company and the Committee regarding the terms of this Term Sheet, each member of the Committee will enter into a formal Lock-Up Agreement, which will (i) indicate Noteholder support for the transaction, the principal terms of which shall be incorporated into the Lock-Up Agreement, (ii) indicate Noteholder consent for a prepackaged plan of reorganization under chapter 11 of the United States Bankruptcy Code as an alternative if the requisite consents to the transaction are not obtained and (iii) ensure that if a Note is sold or conveyed in any way (a “Sale Transaction”), the Sale Transaction will be conditioned upon the assumption of the Lock-Up Agreement by the transferee of the Note.

Registration Rights:	Holders of 5% or more of Common Stock to receive one demand and two piggy-back registration rights.

Existing Options:	Existing options are currently out-of-the-money and are expected to remain outstanding.

Releases:	Usual and customary for comparable transactions, as described in the Registration Statement filed with the SEC.

Indemnification:	Usual and customary for comparable transactions, as described in the Registration Statement filed with the SEC. Indemnification of directors to extend to the maximum allowable under Delaware law.

D & O Insurance:	Usual and customary for comparable transactions.

A-2-16

SCHEDULE A

The following Noteholders who have signed Lockup Agreements shall be entitled to participate in the $9.9 Million FRN commitment on a pro rata basis in accordance with the respective principal amount on Notes held by each:

Principal Amount of FRNs
Name of Noteholder	to be Purchased($)

A-2-17

Exhibit B

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

_ _ x

In re::	Chapter 11
:

InSight Health Services Holdings Corp., et al.	Case No. 07-____________

Debtors:

_ _ x

FIRST AMENDED JOINT PREPACKAGED PLAN OF REORGANIZATION OF
INSIGHT HEALTH SERVICES HOLDINGS CORP., ET AL.

Mark D. Collins
Daniel J. DeFranceschi
RICHARDS LAYTON & FINGER
One Rodney Square
920 North King Street
Wilmington, DE 19801
Telephone: (302) 651-7700
Facsimile: (302) 498-7701

- and -

Michael B. Solow
Harold D. Israel
KAYE SCHOLER LLC
70 West Madison Street
Suite 4100
Chicago, IL 60602
Telephone: (312) 583-2300
Facsimile: (312) 583-2360

Attorneys for InSight Health Services
Holdings Corp., et al.

NO CHAPTER 11 CASE HAS BEEN COMMENCED AT THIS TIME. THE SOLICITATION MATERIALS ACCOMPANYING THIS PLAN OF REORGANIZATION HAVE NOT BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING “ADEQUATE INFORMATION” WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THEIR CHAPTER 11 CASES, THE DEBTORS EXPECT TO PROMPTLY SEEK AN ORDER OF THE BANKRUPTCY COURT (1) APPROVING THE SOLICITATION OF VOTES AS HAVING BEEN IN COMPLIANCE WITH SECTIONS 1126(b) and 1125(g) OF THE BANKRUPTCY CODE; AND (2) CONFIRMING THE PLAN OF REORGANIZATION PURSUANT TO SECTION 1129 OF THE BANKRUPTCY CODE.

Dated:	Wilmington, Delaware
May   , 2007

ARTICLE I.	DEFINITIONS, RULES OF INTERPRETATION, AND COMPUTATION OF TIME			B-8
	A.	Scope Of Definitions; Rules Of Construction		B-8
	B.	Definitions		B-8
		1.1	“Ad Hoc Committee”	B-8
		1.2	“Administrative Claim”	B-8
		1.3	“Allowed”	B-8
		1.4	“Allowed Claim”	B-8
		1.5	“Allowed Class ... Claim”	B-9
		1.6	“Allowed Class ... Interest”	B-9
		1.7	“Amended Prospectus and Solicitation Statement”	B-9
		1.8	“Bankruptcy Code”	B-9
		1.9	“Bankruptcy Court”	B-9
		1.10	“Bankruptcy Rules”	B-9
		1.11	“Bar Date(s)”	B-9
		1.12	“Business Day”	B-9
		1.13	“Cash”	B-9
		1.14	“Certificate”	B-9
		1.15	“Chapter 11 Cases”	B-9
		1.16	“Claim”	B-9
		1.17	“Class”	B-9
		1.18	“Collateral”	B-9
		1.19	“Committee”	B-9
		1.20	“Confirmation”	B-9
		1.21	“Confirmation Date”	B-9
		1.22	“Confirmation Order”	B-9
		1.23	“Corporate Documents”	B-9
		1.24	“Creditor”	B-10
		1.25	“Debtors”	B-10
		1.26	“DIP Facility”	B-10
		1.27	“DIP Facility Claim”	B-10
		1.28	“DIP Lender”	B-10
		1.29	“DIP Loan Documents”	B-10
		1.30	“Disbursing Agent”	B-10
		1.31	“Disputed Claim”	B-10
		1.32	“Distribution Date”	B-10
		1.33	“Distribution Notification Date”	B-10
		1.34	“Distribution Reserve”	B-11
		1.35	“Effective Date”	B-11
		1.36	“Equity Securities”	B-11
		1.37	“Estates”	B-11
		1.38	“Exchange Offer”	B-11
		1.39	“Existing Equity”	B-11
		1.40	“Exit Lenders”	B-11
		1.41	“Face Amount”	B-11
		1.42	“Final Order”	B-11
		1.43	“FRN Claim”	B-11
		1.44	“FRN Documents”	B-11
		1.45	“FRN Holder”	B-11
		1.46	“FRN Indenture”	B-11

1.47	“FRN Indenture Trustee”	B-11
1.48	“FRNs”	B-11
1.49	“General Unsecured Claim”	B-12
1.50	“Holder”	B-12
1.51	“Holdings”	B-12
1.52	“Impaired”	B-12
1.53	“Indentures”	B-12
1.54	“InSight”	B-12
1.55	“Intercompany Claims”	B-12
1.56	“Interest”	B-12
1.57	“Lender”	B-12
1.58	“Lender Secured Claims”	B-12
1.59	“Lien”	B-12
1.60	“Litigation Claims”	B-12
1.61	“Loan and Security Agreements”	B-12
1.62	“Loan Documents”	B-12
1.63	“Loan Parties”	B-12
1.64	“Lockup Agreement”	B-12
1.65	“Management Incentive Plan”	B-13
1.66	“New Common Stock”	B-13
1.67	“New Revolving Loan Facility”	B-13
1.68	“Old Common Stock”	B-13
1.69	“Original Lockup Agreement”	B-13
1.70	“Original Signing Noteholders”	B-13
1.71	“Other Interests”	B-13
1.72	“Other Priority Claims”	B-13
1.73	“Other Secured Claim”	B-13
1.74	“Person”	B-13
1.75	“Petition Date”	B-13
1.76	“Plan”	B-13
1.77	“Plan Supplement”	B-13
1.78	“Priority Tax Claim”	B-13
1.79	“Professional”	B-13
1.80	“Professional Fee Claim”	B-13
1.81	“Pro Rata”	B-14
1.82	“Prospectus and Solicitation Statement”	B-14
1.83	“Registration Rights Agreement”	B-14
1.84	“Reinstated” or “Reinstatement”	B-14
1.85	“Reorganized Debtors”	B-14
1.86	“Reorganized Holdings”	B-14
1.87	“Reorganized InSight”	B-14
1.88	“Restated Corporate Documents”	B-14
1.89	“Restructuring”	B-14
1.90	“Schedules”	B-14
1.91	“Second Lockup Agreement”	B-14
1.92	“Secured Claim”	B-14
1.93	“Securities Act”	B-15
1.94	“Setoff Claim”	B-15
1.95	“SSN Claim”	B-15
1.96	“SSN Holder”	B-15
1.97	“SSN Indenture”	B-15
1.98	“SSN Indenture Trustee”	B-15

		1.99	“SSNs”	B-15
		1.100	“Stock Certificate”	B-15
		1.101	“Stock Options”	B-15
		1.102	“Subsequent Signing Noteholders”	B-15
		1.103	“Subsidiary Equity Interests”	B-15
		1.104	“Substantial Contribution Claim”	B-15
		1.105	“Unimpaired Claim”	B-15
		1.106	“Unsecured Claim”	B-15
	C.	Rules of Interpretation		B-15
		1.	General	B-15
		2.	Rule of “Contra Proferentum”	B-15
	D.	Computation of Time		B-15

ARTICLE II.	CLASSIFICATION OF CLAIMS AND INTERESTS			B-16
	A.	Introduction		B-16
	B.	Unclassified Claims (not entitled to vote on the Plan)		B-16
		1.	DIP Facility Claims	B-16
		2.	Administrative Claims	B-16
		3.	Priority Tax Claims	B-16
	C.	Unimpaired Classes of Claims (deemed to have accepted the Plan and, therefore, not entitled to vote)		B-16
		1.	Class 1: Other Priority Claims	B-16
		2.	Class 2: Lender Secured Claims	B-16
		3.	Class 3: FRN Claims	B-16
		4.	Class 4: Other Secured Claims	B-16
		5.	Class 6: General Unsecured Claims	B-16
		6.	Class 7: Intercompany Claims	B-17
	D.	Impaired Classes Of Claims And Interests (Classes 5 and 8 are entitled to vote on the Plan)		B-17
		1.	Class 5: SSN Claims	B-17
		2.	Class 8: Old Common Stock Interests	B-17
		3.	Class 9: Other Interests	B-17

ARTICLE III.	TREATMENT OF CLAIMS AND INTERESTS			B-17
	A.	Unclassified Claims		B-17
		1.	DIP Facility Claims	B-17
		2.	Administrative Claims	B-17
		3.	Priority Tax Claims	B-17
	B.	Unimpaired Classes Of Claims		B-18
		1.	Class 1: Other Priority Claims	B-18
		2.	Class 2: Lender Secured Claims	B-18
		3.	Class 3: FRN Claims	B-18
		4.	Class 4: Other Secured Claims	B-18
		5.	Class 6: General Unsecured Claims	B-18
		6.	Class 7: Intercompany Claims	B-18
	C.	Impaired Classes of Claims		B-18
		1.	Class 5: SSN Claims	B-18
		2.	Class 8: Old Common Stock Interests	B-19
		3.	Class 9: Other Interests	B-19
	D.	Special Provision Regarding Unimpaired Claims		B-19

ARTICLE IV.	MEANS FOR IMPLEMENTATION OF THE PLAN			B-19
	A.	Continued Corporate Existence		B-19
	B.	Corporate Action		B-19
		1.	Cancellation of the Equity Securities, SSNs and SSN Indenture	B-19
		2.	Restated Corporate Documents	B-20
		3.	Other General Corporate Matters	B-20
	C.	Restructuring Transactions		B-20
		1.	Implementation of Settlement/Lockup Agreement	B-20
		2.	New Securities	B-20
		3.	New Revolving Loan Facility	B-21
	D.	Directors And Officers		B-21
	E.	Revesting Of Assets		B-21
	F.	Preservation Of Rights Of Action; Settlement Of Litigation Claims		B-22
		1.	Retention of Causes of Action	B-22
	G.	Exclusivity Period		B-22
	H.	Termination of DIP Facility		B-22
	I.	Effectuating Documents; Further Reorganization Transactions		B-22
	J.	Exemption From Certain Transfer Taxes		B-23

ARTICLE V	ACCEPTANCE OR REJECTION OF THE PLAN			B-23
	A.	Classes Entitled To Vote		B-23
	B.	Acceptance By Impaired Classes		B-23

ARTICLE VI.	SECURITIES TO BE ISSUED IN CONNECTION WITH THE PLAN			B-23

ARTICLE VII.	PROVISIONS GOVERNING DISTRIBUTIONS			B-23
	A.	Distributions For Claims And Interests Allowed As Of The Effective Date		B-23
	B.	Interest On Claims		B-24
	C.	Disbursing Agent		B-24
	D.	Surrender Of Securities Or Instruments		B-24
	E.	Instructions To Disbursing Agent		B-24
	F.	Services Of Indenture Trustees, Agents, And Servicers		B-25
	G.	Notification Date For Distributions To Holders Of Debt and Equity Securities		B-25
	H.	Means Of Cash Payment		B-25
	I.	Delivery Of Distributions		B-25
	J.	Fractional Dollars; De Minimis Distributions		B-25
	K.	Withholding And Reporting Requirements		B-26
	L.	Calculation of Distribution Amounts of New Common Stock		B-26
	M.	Setoffs		B-26
	N.	Change of Control		B-26

ARTICLE VIII.	EXECUTORY CONTRACTS AND UNEXPIRED LEASES			B-26
	A.	Assumption		B-26
	B.	Pass-Through		B-27
	C.	Assumed Executory Contracts and Unexpired Leases Related to Real Property		B-27
	D.	Cure Costs and Bar Dates		B-27
		1.	Cure	B-27
		2.	Bar Date for Filing Claims for Rejection Damages	B-27
	E.	Survival of Indemnification and Corporation Contribution		B-28

ARTICLE IX.	PROCEDURES FOR RESOLVING DISPUTED, CONTINGENT, AND UNLIQUIDATED CLAIMS			B-28
	A.	Objection Deadline; Prosecution Of Objections		B-28
	B.	No Distributions Pending Allowance		B-28

	C.	Distribution Reserve		B-28
	D.	Distributions After Allowance		B-28
	E.	General Unsecured Claims		B-29

ARTICLE X.	CONDITIONS PRECEDENT TO CONFIRMATION AND CONSUMMATION OF THE PLAN			B-29
	A.	Conditions To Confirmation		B-29
	B.	Conditions To Consummation		B-29
	C.	Substantial Consummation		B-31
	D.	Waiver Of Conditions		B-31

ARTICLE XI.	MODIFICATIONS AND AMENDMENTS			B-31

ARTICLE XII.	RETENTION OF JURISDICTION			B-32

ARTICLE XIII.	COMPROMISES AND SETTLEMENTS			B-33

ARTICLE XIV.	MISCELLANEOUS PROVISIONS			B-33
	A.	Bar Dates For Certain Claims		B-33
		1.	Administrative Claims: Substantial Contribution Claims	B-33
		2.	Administrative Ordinary Course Liabilities	B-33
		3.	Administrative Tax Claims	B-33
		4.	Professional Fee Claims	B-34
	B.	Payment Of Statutory Fees		B-34
	C.	Severability Of Plan Provisions		B-34
	D.	Successors And Assigns		B-34
	E.	Discharge Of The Debtors		B-34
	F.	Exculpation And Limitation Of Liability		B-35
	G.	Permanent Injunction		B-35
	H.	Debtors’ Releases		B-35
	I.	Releases by Holders of Claims and Interests		B-36
	J.	Binding Effect		B-36
	K.	Revocation, Withdrawal, Or Non-Consummation		B-36
	L.	Plan Supplement		B-37
	M.	Notices		B-37
	N.	Indemnification Obligations		B-38
	O.	Prepayment		B-38
	P.	Term Of Injunctions Or Stay		B-38
	Q.	Registration Rights Agreement		B-38
	R.	Hart-Scott-Rodino Compliance		B-38
	S.	Allocation of Plan Distributions Between Principal and Interest		B-38
	T.	Dissolution of Committee		B-39
	U.	No Admissions		B-39
	V.	Governing Law		B-40

ARTICLE XV.	CONFIRMATION REQUEST			B-40

INTENTIONALLY LEFT BLANK

INTRODUCTION

InSight Health Services Holdings Corp., a Delaware corporation, and all of its wholly-owned United States subsidiaries (the “Debtors”) hereby propose the following first amended joint prepackaged plan of reorganization (the “Plan”) for the resolution of its outstanding creditor Claims (hereinafter defined) and equity Interests (hereinafter defined). All holders of Claims and Interests are encouraged to read the Plan and the accompanying solicitation materials in their entirety before voting to accept or reject the Plan. No materials other than the accompanying solicitation materials and any exhibits and schedules attached thereto or referenced therein have been authorized by the Debtors for use in soliciting acceptances or rejections of the Plan. The Debtors are the proponents of this Plan within the meaning of section 1129 of the Bankruptcy Code (hereinafter defined).

Subject to certain restrictions and requirements set forth in section 1127 of the Bankruptcy Code and Fed. R. Bankr. P. 3019 and those restrictions on modifications set forth in Article X of this Plan, the Debtors reserve the right to alter, amend, modify, revoke or withdraw this Plan prior to its substantial consummation.

ARTICLE I.

DEFINITIONS, RULES OF INTERPRETATION,
AND COMPUTATION OF TIME

A.	Scope Of Definitions; Rules Of Construction

For purposes of this Plan, except as expressly provided or unless the context otherwise requires, all capitalized terms not otherwise defined shall have the meanings ascribed to them in Article 1 of this Plan. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules. Whenever the context requires, such terms shall include the plural as well as the singular number. The masculine gender shall include the feminine, and the feminine gender shall include the masculine.

B.	Definitions

1.1    “Ad Hoc Committee” means the informal committee of certain holders of the SSNs that was formed prior to the Petition Date who, among other things, negotiated the terms and conditions of this Plan and certain other related documents and pleadings with the Debtors prior to the Petition Date.

1.2    “Administrative Claim” means a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and entitled to priority pursuant to section 507(a)(1) of the Bankruptcy Code and incurred prior to the Effective Date, including, but not limited to (a) Professional Fee Claims and (b) all fees and charges assessed against the Estates under chapter 123 of title 28, United States Code.

1.3    “Allowed” means when used in reference to a Claim or Interest within a particular Class, an Allowed Claim or Allowed Interest of the type described in such Class.

1.4    “Allowed Claim” means a Claim or any portion thereof (a) as to which no objection to allowance or request for estimation has been interposed on or before the Effective Date or the expiration of such other applicable period of limitation fixed by the Bankruptcy Code, Bankruptcy Rules, or the Bankruptcy Court or is listed on the Schedules as liquidated, non-contingent and undisputed, (b) as to which any objection to its allowance has been settled, waived through payment, or withdrawn, or has been denied by a Final Order, (c) that has been allowed by a Final Order, (d) as to which the liability of the Debtors, and the amount thereof are determined by final order of a court of competent jurisdiction other than the Bankruptcy Court, or (e) that is expressly allowed in a liquidated amount in the Plan; provided, however, that with respect to an Administrative Claim, “Allowed Claim” means an Administrative Claim as to which a timely request for payment has been made in accordance with Article XIV.A of this Plan (if such written request is required) or other Administrative Claim, in each case as to which the Debtors (1) have not interposed a timely objection or

(2) have interposed a timely objection and such objection has been settled, waived through payment or withdrawn, or has been denied by a Final Order.

1.5    “Allowed Class ... Claim” means an Allowed Claim in the particular Class described.

1.6    “Allowed Class ... Interest” means an Interest in the particular Class described (a) that has been allowed by a Final Order, (b) for which (i) no objection to its allowance has been filed within the periods of limitation fixed by the Bankruptcy Code or by any Final Order of the Bankruptcy Court or is listed on the Schedules as liquidated, non-contingent and undisputed, or (ii) any objection to its allowance has been settled or withdrawn, or (c) that is expressly allowed in the Plan.

1.7    “Amended Prospectus and Solicitation Statement” means the Amended Prospectus and Solicitation Statement for solicitation of the Exchange Offer filed under Rule 424(b) under the Securities and Exchange Act of 1933 with the United States Securities and Exchange Commission on May 2, 2007.

1.8    “Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as codified in title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as now in effect or hereafter amended.

1.9    “Bankruptcy Court” means the United States Bankruptcy Court for the District of Delaware or such other court as may have jurisdiction over the Chapter 11 Cases.

1.10  “Bankruptcy Rules” means, collectively, the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases or proceedings therein, and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

1.11  “Bar Date(s)” means the date(s), if any, designated by the Bankruptcy Court as the last dates for filing proofs of Claim or Interest against the Debtors.

1.12  “Business Day” means any day, excluding Saturdays, Sundays or “legal holidays” (as defined in Fed. R. Bankr. P. 9006(a)), on which commercial banks are open for business in New York, New York.

1.13  “Cash” means legal tender of the United States or equivalents thereof.

1.14  “Certificate” shall have the meaning set forth in Article VII.D of the Plan.

1.15  “Chapter 11 Cases” means the bankruptcy cases of the Debtors commenced under chapter 11 of the Bankruptcy Code, captioned “In re InSight Health Services Holdings Corp.,” et al.  (Case No. 07          ).

1.16  “Claim” means a claim against the Debtors, whether or not asserted, as defined in section 101(5) of the Bankruptcy Code.

1.17  “Class” means a category of Holders of Claims or Interests, as described in Article II below.

1.18  “Collateral” means any property or interest in property of the Debtors’ Estates subject to a Lien to secure the payment or performance of a Claim, which Lien is not subject to avoidance under the Bankruptcy Code or otherwise invalid under the Bankruptcy Code or applicable state law.

1.19  “Committee” means the committee of unsecured Creditors, if any, appointed pursuant to section 1102(a) of the Bankruptcy Code in the Chapter 11 Cases.

1.20  “Confirmation” means entry by the Bankruptcy Court of the Confirmation Order.

1.21  “Confirmation Date” means the date of entry by the clerk of the Bankruptcy Court of the Confirmation Order.

1.22  “Confirmation Order” means the order entered by the Bankruptcy Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.

1.23  “Corporate Documents” means, as applicable, the certificate of incorporation and bylaws (or any other applicable organizational documents) of the Debtors in effect as of the Petition Date.

1.24  “Creditor” means any Person who holds a Claim against any Debtor.

1.25  “Debtors” means Holdings, and the following direct and indirect wholly-owned subsidiaries of Holdings, including in their capacity as debtors-in-possession pursuant to sections 1107 and 1108 of the Bankruptcy Code, and as reorganized hereunder: InSight, Comprehensive Medical Imaging Centers, Inc., Comprehensive Medical Imaging, Inc., Comprehensive Medical Imaging-Bakersfield, Inc., Comprehensive Medical Imaging-Biltmore, Inc., Comprehensive Medical Imaging-Fairfax, Inc., Comprehensive Medical Imaging-Fremont, Inc., Comprehensive Medical Imaging-San Francisco, Inc., Comprehensive OPEN MRI-Garland, Inc., Comprehensive OPEN MRI-Carmichael/Folsom, LLC, Comprehensive OPEN MRI-East Mesa, Inc., Diagnostic Solutions Corp., IMI of Arlington, Inc., IMI of Kansas City, Inc., InSight Health Corp., InSight Imaging Services Corp., Jefferson MRI, Jefferson MRI-Bala, Los Gatos Imaging Center, Maxum Health Corp., Maxum Health Services Corp., Maxum Health Services of Dallas, Inc., Maxum Health Services of North Texas, Inc., Mesa MRI, Mountain View MRI, MRI Associates, L.P., NDDC, Inc., Open MRI, Inc., Orange County Regional PET Center-Irvine, LLC, Parkway Imaging Center, LLC, Phoenix Regional PET Center-Thunderbird, LLC, Radiosurgery Centers, Inc., San Fernando Valley Regional PET Center, LLC, Signal Medical Services, Inc., Syncor Diagnostics Bakersfield, LLC, Syncor Diagnostics Sacramento, LLC, TME Arizona, Inc., Valencia MRI, LLC, Wilkes-Barre Imaging, L.L.C., and Woodbridge MRI.

1.26  “DIP Facility” means the debtor-in-possession credit facility to be provided to the Debtors during the Chapter 11 Cases in the principal amount of $30,000,000, pursuant to the DIP Loan Documents.

1.27  “DIP Facility Claim” means a Claim arising under or as a result of the DIP Facility.

1.28  “DIP Lender” means Bank of America, N.A.

1.29  “DIP Loan Documents” means the (i) Postpetition Loan and Security Agreement, together with all schedules, exhibits, and annexes thereto, and as any time amended, restated or modified among the Debtors (except Holdings) and DIP Lender, and (ii) Postpetition Continuing Guaranty Agreement and a Postpetition General Security Agreement, each executed by Holdings in favor of the DIP Lender.

1.30  “Disbursing Agent” means the Reorganized Debtors or any party designated by the Reorganized Debtors, in their sole discretion, to serve as a disbursing agent under the Plan.

1.31  “Disputed Claim” or “Disputed Interest” means any Claim or Interest not otherwise Allowed or paid pursuant to the Plan or an order of the Bankruptcy Court (a) which has been or hereafter is listed on the Schedules as unliquidated, contingent, or disputed, and which has not been resolved by written agreement of the parties or an order of the Bankruptcy Court, (b) proof of which was required to be filed by order of the Bankruptcy Court but as to which a proof of Claim or Interest was not timely or properly filed, (c) proof of which was timely and properly filed and which has been or hereafter is listed on the Schedules as unliquidated, disputed or contingent, (d) that is disputed in accordance with the provisions of this Plan, or (e) as to which the Debtors have interposed a timely objection or request for estimation in accordance with the Bankruptcy Code, the Bankruptcy Rules, and any orders of the Bankruptcy Court, or is otherwise disputed by the Debtors in accordance with applicable law, which objection, request for estimation, or dispute has not been withdrawn or determined by a Final Order; provided, however, that for purposes of determining whether a particular Claim or Interest is a Disputed Claim or Disputed Interest prior to the expiration of any period of limitation fixed for the interposition by the Debtors of objections to the allowance of Claims or Interests, any Claim or Interest that is not identified by the Debtors as an Allowed Claim or Allowed Interest shall be deemed a Disputed Claim or Disputed Interest, respectively.

1.32  “Distribution Date” means the date, occurring as soon as practicable after the Effective Date, upon which distributions are made by the Reorganized Debtors to Holders of Allowed DIP Facility, Administrative, Priority Tax, and Class 1, 2, 4, 5 and 6 Claims and Class 8 Interests.

1.33  “Distribution Notification Date” means the notification date for purposes of making distributions under the Plan on account of Allowed Claims, which date shall be the fifth (5th) Business Day following the Effective Date.

1.34  “Distribution Reserve” means the reserve, if any, established and maintained by the Reorganized Debtors, into which the Reorganized Debtors shall deposit the amount of Cash or other property that would have been distributed by the Reorganized Debtors on the Distribution Date to Holders of (a) Disputed Claims, (b) contingent liquidated Claims, if such Claims had been undisputed or noncontingent Claims on the Distribution Date, pending (i) the allowance of such Claims, (ii) the estimation of such Claims for purposes of allowance, or (iii) the realization of the contingencies, and (c) unliquidated Claims, if such Claims had been liquidated on the Distribution Date, such amount to be estimated by the Bankruptcy Court or agreed upon by the Debtors or Reorganized Debtors, as the case may be, and the Holders thereof as sufficient to satisfy such unliquidated Claim upon such Claim’s (x) allowance, (y) estimation for purposes of allowance, or (z) liquidation, pending the occurrence of such estimation or liquidation.

1.35  “Effective Date” means the Business Day on which all conditions to the consummation of the Plan as set forth in Article X.B hereof have been satisfied or waived as provided in Article X.D hereof.

1.36  “Equity Securities” means, collectively, the Old Common Stock and Stock Options, together with any options, warrants, or rights, contractual or otherwise, to acquire or receive any such stock or ownership interests, including, but not limited to, the Stock Options and any contracts or agreements pursuant to which the non-debtor party was or could have been entitled to receive shares of stock or other ownership interests in Holdings.

1.37 “Estates” means the estates of the Debtors in the Chapter 11 Cases, created pursuant to section 541 of the Bankruptcy Code.

1.38  “Exchange Offer” means the exchange offer defined in the Amended Prospectus and Solicitation Statement.

1.39  “Existing Equity” means the holders of the Equity Securities as of the Petition Date.

1.40  “Exit Lenders” means the lender(s) under the New Revolving Loan Facility.

1.41  “Face Amount” means (a) when used in reference to a Disputed Claim, the full stated amount claimed by the Holder of such Claim in any proof of Claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law, and (b) when used in reference to an Allowed Claim, the allowed amount of such Claim.

1.42  “Final Order” means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, as entered on the docket in the Chapter 11 Cases, the operation or effect of which has not been stayed, reversed, or amended and as to which order or judgment (or any revision, modification, or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending.

1.43  “FRN Claim” means a Claim of a FRN Holder arising under or on account of the FRNs.

1.44  “FRN Documents” means, collectively, (a) the FRN Indenture, (b) each other security agreement or pledge agreement entered into pursuant to the FRN Indenture or other documents designated as a “Security Document” in the FRN Indenture and (c) each other agreement that creates or purports to create or perfect a Lien in favor of the FRN Indenture Trustee.

1.45  “FRN Holder” means a Holder of the FRNs.

1.46  “FRN Indenture” means the indenture dated September 22, 2005, among InSight, Holdings and each other subsidiary guarantor a signatory thereto and the FRN Indenture Trustee, as amended, pursuant to which the FRNs were issued.

1.47  “FRN Indenture Trustee” means U.S. Bank National Association or its successor, in either case in its capacity as indenture trustee pursuant to the FRN Indenture.

1.48  “FRNs” means the Senior Secured Floating Rate Notes due 2011 of InSight issued and outstanding under the FRN Indenture.

1.49  “General Unsecured Claim” means any Unsecured Claim against the Debtors that is not (a) included in Classes 1 through 5, inclusive, (b) a DIP Facility Claim, (c) an Administrative Claim, (d) a Priority Tax Claim, or (e) an Intercompany Claim.

1.50  “Holder” means the beneficial holder of any Claim or Interest.

1.51  “Holdings” means InSight Health Services Holdings Corp.

1.52  “Impaired” means, when used with reference to a Claim or Interest, a Claim or Interest that is impaired within the meaning of section 1124 of the Bankruptcy Code.

1.53  “Indentures” shall mean the FRN Indenture and the SSN Indenture.

1.54  “InSight” means InSight Health Services Corp.

1.55  “Intercompany Claims” means any Claims by a Debtor or an affiliate of a Debtor against another Debtor or an affiliate of a Debtor.

1.56  “Interest” means (a) the legal, equitable, contractual and other rights of any Person with respect to Old Common Stock, Stock Options, or any other Equity Securities of Holdings and (b) the legal, equitable, contractual or other rights of any Person to acquire or receive any of the foregoing.

1.57  “Lender” means Bank of America, N.A.

1.58  “Lender Secured Claims” means the Secured Claims of the Lender under the Loan and Security Agreement.

1.59  “Lien” means a charge against or interest in property to secure payment of a debt or performance of an obligation.

1.60  “Litigation Claims” means the claims, rights of action, suits, or proceedings, whether in law or in equity, whether known or unknown, that the Debtors or the Estates may hold against any Person, which are to be retained by the Reorganized Debtors pursuant to Article IV.F of this Plan.

1.61  “Loan and Security Agreement” means that certain Amended and Restated Loan and Security Agreement, dated as of September 22, 2005, among the Loan Parties and the Lender, as amended, modified, or supplemented from time to time thereafter.

1.62  “Loan Documents” means, collectively (a) the Loan and Security Agreement, (b) each other security agreement or pledge agreement entered into pursuant to the Loan and Security Agreement or other documents designated as a “Loan Document” in the Loan and Security Agreement, and (c) each other agreement that creates or purports to create or perfect a Lien in favor of the Lender.

1.63  “Loan Parties” means Holdings, and the following direct and indirect wholly-owned subsidiaries of Holdings: InSight, Comprehensive Medical Imaging Centers, Inc., Comprehensive Medical Imaging, Inc., Comprehensive Medical Imaging-Bakersfield, Inc., Comprehensive Medical Imaging-Biltmore, Inc., Comprehensive Medical Imaging-Fairfax, Inc., Comprehensive Medical Imaging-Fremont, Inc., Comprehensive Medical Imaging-San Francisco, Inc., Comprehensive OPEN MRI-Garland, Inc., Comprehensive OPEN MRI-Carmichael/Folsom, LLC, Comprehensive OPEN MRI-East Mesa, Inc., Diagnostic Solutions Corp., IMI of Arlington, Inc., IMI of Kansas City, Inc., InSight Health Corp., InSight Imaging Services Corp., Jefferson MRI, Jefferson MRI-Bala, Los Gatos Imaging Center, Maxum Health Corp., Maxum Health Services Corp., Maxum Health Services of Dallas, Inc., Maxum Health Services of North Texas, Inc., Mesa MRI, Mountain View MRI, MRI Associates, L.P., NDDC, Inc., Open MRI, Inc., Orange County Regional PET Center-Irvine, LLC, Parkway Imaging Center, LLC, Phoenix Regional PET Center-Thunderbird, LLC, Radiosurgery Centers, Inc., San Fernando Valley Regional PET Center, LLC, Signal Medical Services, Inc., Syncor Diagnostics Bakersfield, LLC, Syncor Diagnostics Sacramento, LLC, TME Arizona, Inc., Valencia MRI, LLC, Wilkes-Barre Imaging, L.L.C., and Woodbridge MRI.

1.64  “Lockup Agreement” means the Original Lockup Agreement and the Second Lockup Agreement.

1.65  “Management Incentive Plan” means the management incentive plan that will be implemented by the Reorganized Debtors to provide equity incentives to the Reorganized Debtors’ management; provided that any equity issued under the Management Incentive Plan will dilute all holders of New Common Stock, including the Holders of SSN Claims and Old Common Stock Interests, on a pro rata basis.

1.66  “New Common Stock” means 8,644,444 registered shares of common shares of Reorganized Holdings authorized under Article IV of the Plan and issued pursuant to the Plan or the Exchange Offer, as the case may be.

1.67  “New Revolving Loan Facility” means the new senior secured credit facilit(ies) in an aggregate principal amount that is not anticipated to be more than $30 million, which the Reorganized Debtors will enter into as a condition to the consummation of the Plan.

1.68  “Old Common Stock” means the common stock of Holdings issued and outstanding as of the Petition Date with a par value $0.0001 per share.

1.69  “Original Lockup Agreement” means the Lockup Agreement, dated as of February 16, 2007, among the Debtors and the Original Signing Noteholders who have agreed to tender all of their SSNs to the Debtors in the Exchange Offer, as amended.

1.70  “Original Signing Noteholders” means the holders of the SSNs that are signatories to the Original Lockup Agreement.

1.71  “Other Interests” means all Interests in the Debtors as of the Petition Date that are not included in Class 8. Other Interests shall include the Interests of Holders of Stock Options to purchase Old Common Stock issued and outstanding on the Petition Date.

1.72  “Other Priority Claims” means a Claim entitled to priority under sections 507(a)(2), (3), (4), (5), (6), (7) and/or (9) of the Bankruptcy Code.

1.73  “Other Secured Claim” means any Secured Claim against Debtors, other than Claims in Classes 2 and 3.

1.74  “Person” means an individual, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agreed or political subdivision thereof) or other entity of any kind.

1.75  “Petition Date” means the date or dates on which each of the respective Debtors file their voluntary petitions for reorganization relief under chapter 11 of the Bankruptcy Code commencing the Chapter 11 Cases.

1.76  “Plan” means this chapter 11 reorganization plan for the Debtors and all exhibits annexed hereto or referenced herein, as the same may be amended, modified or supplemented from time to time.

1.77  “Plan Supplement” means the compilation of documents and forms of documents specified in the Plan which will be filed with the Bankruptcy Court not later than ten (10) days prior to the Confirmation Date.

1.78  “Priority Tax Claim” means a Claim that is entitled to priority pursuant to section 507(a)(8) of the Bankruptcy Code.

1.79  “Professional” means any professional employed (i) by the Ad Hoc Committee in the event that the Ad Hoc Committee does not disband after the Commencement of the Chapter 11 Cases and (ii) in the Chapter 11 Cases pursuant to sections 327, 328 or 1103 of the Bankruptcy Code or otherwise and the professionals seeking compensation or reimbursement of expenses in connection with the Chapter 11 Cases pursuant to section 503(b)(4) of the Bankruptcy Code.

1.80  “Professional Fee Claim” means a Claim of a Professional for compensation or reimbursement of costs and expenses relating to services incurred after the Petition Date and prior to and including the Effective Date.

1.81  “Pro Rata” means, at any time, the proportion that the Face Amount of a Claim or Interest, as applicable in a particular Class bears to the aggregate Face Amount of all Claims (including Disputed Claims) in such Class or all Interests (including Disputed Interests), as applicable, unless the Plan provides otherwise.

1.82  “Prospectus and Solicitation Statement” means the Prospectus and Solicitation Statement for solicitation and approval of this Plan set forth in the Registration Statement on Form S-4, dated as of March 21, 2007, Registration No 333 - 140754.

1.83  “Registration Rights Agreement” means an agreement to be entered into by the Reorganized Debtors and certain holders of the New Common Stock with respect to the New Common Stock, a copy of which will be filed as a Plan Supplement.

1.84  “Reinstated” or “Reinstatement” means (i) leaving unaltered the legal, equitable, and contractual rights to which a Claim entitles the holder of such Claim so as to leave such Claim unimpaired in accordance with section 1124 of the Bankruptcy Code or (ii) notwithstanding any contractual provision or applicable law that entitles the holder of such Claim to demand or receive accelerated payment of such Claim after the occurrence of a default (a) curing any such default that occurred before or after the Petition Date, other than a default of a kind specified in section 365(b)(2) of the Bankruptcy Code; (b) reinstating the maturity of such Claim as such maturity existed before such default; (c) compensating the holder of such Claim for any damages incurred as a result of any reasonable reliance by such holder on such contractual provision or such applicable law; and (d) not otherwise altering the legal, equitable, or contractual rights to which such Claim entitles the holder of such Claim; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be required to be reinstated in order to accomplish Reinstatement.

1.85  “Reorganized Debtors” means the Debtors as revested with the property of the Estates on and after the Effective Date.

1.86  “Reorganized Holdings” means Holdings as revested with the property of its Estate on and after the Effective Date.

1.87  “Reorganized InSight” means InSight as revested with the property of its Estate on and after the Effective Date.

1.88  “Restated Corporate Documents” means as applicable, the amended and restated certificate of incorporation and bylaws (or any other applicable organizational documents) of the Reorganized Debtors in effect on the Effective Date, a copy of which will be filed as a Plan Supplement.

1.89  “Restructuring” means, collectively, the transactions and transfers described in Article IV of this Plan.

1.90  “Schedules” means the schedules of assets and liabilities and the statements of financial affairs, if any, filed in the Bankruptcy Court pursuant to section 521 of the Bankruptcy Code and Bankruptcy Rule 1007(b) by the Debtors as such schedules or statements may be amended or supplemented from time to time in accordance with Fed. R. Bankr. P. 1009 or orders of the Bankruptcy Court.

1.91  “Second Lockup Agreement” means the Lockup Agreement, dated as of May 1, 2007, among the Debtors and the Subsequent Signing Noteholders who have agreed to tender all of their SSNs to the Debtors in the Exchange Offer.

1.92  “Secured Claim” means a Claim that is secured by a security interest in or lien upon property, or the proceeds of the sale of such property, in which the Debtors have an interest, to the extent of the value, as of the Effective Date or such later date as is established by the Bankruptcy Court, of such interest or lien as determined by a Final Order of the Bankruptcy Court pursuant to section 506 of the Bankruptcy Code or as otherwise agreed upon in writing by the Debtors or Reorganized Debtors and the Holder of such Claim.

1.93  “Securities Act” means the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa, as now in effect or hereafter amended.

1.94  “Setoff Claim” means a Claim, against the Debtors, of a Holder that has a valid right of setoff with respect to such Claim, which right is enforceable under section 553 of the Bankruptcy Code as determined by a Final Order or as otherwise agreed in writing by the Debtors, to the extent of the amount subject to such right of setoff.

1.95  “SSN Claim” means a Claim of a SSN Holder arising under or on an account of the SSNs.

1.96  “SSN Holder” means a holder of the SSNs.

1.97  “SSN Indenture” means the indenture, dated as of October 30, 2001, among InSight, Holdings and each other subsidiary guarantor a signatory thereto and the SSN Indenture Trustee, as amended, pursuant to which the SSNs were issued.

1.98  “SSN Indenture Trustee” means U.S. Bank Trust National Association (as successor to State Street Bank and Trust Company, N.A.) or its successor, in either case in its capacity as indenture trustee pursuant to the SSN Indenture.

1.99  “SSNs” means the 9.875% Senior Subordinated Notes Due 2011 of InSight, issued and outstanding under the SSN Indenture.

1.100 “Stock Certificate” shall have the meaning set forth in Article VII.D of the Plan.

1.101 “Stock Options” means the outstanding options to purchase Old Common Stock, as of the Petition Date, if any.

1.102 “Subsequent Signing Noteholders” means the holders of the SSNs that are signatories to the Second Lockup Agreement.

1.103 “Subsidiary Equity Interests” means any Interest of a Debtor in another Debtor.

1.104 “Substantial Contribution Claim” means a claim for compensation or reimbursement of expenses incurred in making a substantial contribution in the Chapter 11 Cases pursuant to sections 503(b)(3), (4), or (5) of the Bankruptcy Code.

1.105 “Unimpaired Claim” means a Claim that is not an Impaired Claim.

1.106 “Unsecured Claim” means any claim against the Debtors that is not an Other Priority Claim, Other Secured Claim, Priority Tax Claim or Secured Claim.

C.	Rules of Interpretation

1.  General

For purposes of the Plan (a) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (b) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented, (c) unless otherwise specified, all references in the Plan to Sections, Articles, Schedules, and Exhibits are references to Sections, Articles, Schedules, and Exhibits of or to the Plan, (d) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan, (e) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (f) the rules of construction set forth in section 102 of the Bankruptcy Code and in the Bankruptcy Rules shall apply.

2.  Rule of “Contra Proferentum” Not Applicable

This Plan is the product of extensive discussions and negotiations between and among, inter alia, the Debtors, the Ad Hoc Committee, and certain other creditors and constituencies. Each of the foregoing was represented by counsel who either (a) participated in the formulation and documentation of or (b) was afforded the opportunity to review and provide comments on, the Plan, the Lockup Agreements, the Prospectus and Solicitation Statement, and the documents ancillary thereto. Accordingly, unless explicitly indicated otherwise, the general rule of contract construction known as “contra proferentum” shall not apply to the construction or interpretation of any provision of this Plan, the Lockup Agreements, the Prospectus and Solicitation Statement, or any contract, instrument, release, indenture, or other agreement or document generated in connection therewith.

D.	Computation of Time

In computing any period of time prescribed or allowed by the Plan, the provisions of Fed. R. Bankr. P. 9006(a) shall apply.

ARTICLE II.

CLASSIFICATION OF CLAIMS AND INTERESTS

A.	Introduction

All Claims and Interests, DIP Facility Claims, Administrative Claims and Priority Tax Claims, are placed in the Classes set forth below. In accordance with section 1123(a)(1) of the Bankruptcy Code, DIP Facility Claims, Administrative Claims and Priority Tax Claims, as described below, have not been classified.

A Claim or Interest is placed in a particular Class only to the extent that a Claim or Interest falls within the description of that Class, and is classified in other Classes to the extent that any portion of the Claim or Interest falls within the description of such other Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan only to the extent that such Claim is an Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled prior to the Effective Date.

B.	Unclassified Claims (not entitled to vote on the Plan)

1.  DIP Facility Claims

2.  Administrative Claims

3.  Priority Tax Claims

C.	Unimpaired Classes of Claims (deemed to have accepted the Plan and, therefore, not entitled to vote)

1.  Class 1: Other Priority Claims

Class 1 consists of all Other Priority Claims. These Claims are primarily for employee wages, vacation pay, severance pay, contributions to benefit plans and other similar amounts. The Debtors estimate that the aggregate amount of Allowed Other Priority Claims will be approximately $4.2 million on the Effective Date.

2.  Class 2: Lender Secured Claims

Class 2 consists of all Claims against Debtors, secured by and to the extent of the value (as of the Petition Date), if any, of the Collateral securing such Claims directly or indirectly arising from or under, or relating in any way to, the Loan Documents. The Debtors’ records reflect that there were no borrowings outstanding under the Loan and Security Agreement on          , 2007 and approximately $      million of standby letters of credit outstanding thereunder. As of that date, the Debtors had $      million in additional effective borrowing availability under the Loan and Security Agreement as of that date.

3.  Class 3: FRN Claims

Class 3 consists of all Claims against the Debtors, secured by and to the extent of the value (as of the Petition Date), if any, of the Collateral securing such Claims directly or indirectly arising from, or relating in any way to the FRN Documents. The Class 3 FRN Claims shall be deemed Allowed Class 3 FRN Claims in the aggregate amount of $300 million.

4.  Class 4: Other Secured Claims

Class 4 consists of all Secured Claims against the Debtors other than those claims in Classes 2 and 3. For purposes of the Plan, each such Allowed Other Secured Claim will be deemed a separate subclass.

5.  Class 6: General Unsecured Claims

Class 6 consists of all General Unsecured Claims. General Unsecured Claims include trade and vendor claims, lease rejection Claims filed in accordance with Article VIII.D.2 and all other Unsecured Claims. The Debtors records indicate approximately $      in Unsecured Claims claims that would be included in Class 6 as of          , 2007.

6.  Class 7: Intercompany Claims

Class 7 consists of all Intercompany Claims.

D.	Impaired Classes Of Claims And Interests (Classes 5 and 8 are entitled to vote on the Plan)

1.  Class 5: SSN Claims

Class 5 consists of all SSN Claims against the Debtors. The Class 5 SSN Claims shall be deemed Allowed Class 5 SSN Claims in the aggregate amount of $194.5 million.

2.  Class 8: Old Common Stock Interests

Class 8 consists of all Interests in Holdings directly or indirectly arising from or under, or relating in any way to, any of the Old Common Stock of Holdings.

3.  Class 9: Other Interests

Class 9 Consists of all Other Interests of Holdings.

ARTICLE III.

TREATMENT OF CLAIMS AND INTERESTS

A.	Unclassified Claims

1.  DIP Facility Claims

On, or one Business Day after, the Effective Date or the date such DIP Facility Claim becomes payable pursuant to any agreement between the Debtors and the Holder of such DIP Facility Claim, the Holder of an Allowed DIP Facility Claim shall, in full satisfaction, settlement, release, and discharge of such Allowed DIP Facility Claim, (a) be paid in full in Cash equal to the unpaid portion of such Allowed DIP Facility Claim or (b) be treated on such other terms as are acceptable to the Debtors and the Holder of such Claim.

2.  Administrative Claims

Except as otherwise provided for herein, and subject to the requirements of Article XIV.A.1 hereof, each Holder of an Allowed Administrative Claim shall, in full satisfaction, release, settlement and discharge of such Allowed Administrative Claim: (i) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (ii) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtors and such

Holder, or as may be due and owning under applicable non-bankruptcy law or in the ordinary course of business; or (iii) be treated on such other terms and conditions as are acceptable to the Debtors and the Holder of such Claim.

3.  Priority Tax Claims

Each Holder of an Allowed Priority Tax Claim shall, in full satisfaction, release, and discharge of such Allowed Priority Tax Claim: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the Debtors and such Holder, or as may be due and owing under applicable non-bankruptcy law, or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the Debtors and the Holder of such Claim.

B.	Unimpaired Classes Of Claims

1.  Class 1: Other Priority Claims

The Debtors intend to seek an order approving the payment of Other Priority Claims in the ordinary course during the pendency of the Chapter 11 Cases. To the extent such an order is not entered or such claims are not paid prior to the Effective Date, pursuant to the Plan, the legal, equitable and contractual rights of the Holders of Allowed Class 1 Claims are unaltered by the Plan. Each Holder of an Allowed Class 1 Claim, will, in full satisfaction of and in exchange for such Allowed Class 1 Claim: (a) to the extent such claim is due and owing on the Effective Date, be paid in full, in Cash, on the Distribution Date; (b) to the extent such claim is not due and owing on the Effective Date, be paid in full, in Cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable non-bankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

2.  Class 2: Lender Secured Claims

On the Effective Date, the Holder of the Allowed Class 2 Lender Secured Claims shall, to the extent any Allowed Class 2 Lender Secured Claim has not been paid or satisfied by performance in full prior to the Effective Date, be paid in full, in Cash, on the Distribution Date.

3.  Class 3: FRN Claims

On the Effective Date, each Holder of an Allowed Class 3 FRN Claim shall have its Claim Reinstated.

4.  Class 4: Other Secured Claims

At the Debtors’ option, each Holder of an Allowed Class 4 Claim will either (a) have the property that serves as collateral for its claim returned, or (b) have its claim cured and Reinstated, within the meaning of section 1124(2) of the Bankruptcy Code.

5.  Class 6: General Unsecured Claims

To the extent any Allowed General Unsecured Claim has not been paid or satisfied by performance in full prior to the Effective Date, the legal, equitable and contractual rights of the Holders of the Allowed Class 6 Claims are unaltered by the Plan. In full satisfaction of and in exchange for each Allowed Class 6 Claim, the Holder will: (a) to the extent such Claim is due and owing on the Effective Date, be paid in full, in cash, on the Distribution Date; (b) to the extent such Claim is not due and owing on the Effective Date, be paid in full, in cash, in accordance with the terms of any agreement between the parties, or as may be due and owing under applicable nonbankruptcy law or in the ordinary course of business; or (c) be treated on such other terms and conditions as are acceptable to the parties.

6.  Class 7: Intercompany Claims

On the Effective Date, each Holder of an Allowed Class 7 Intercompany Claim shall have its Claim Reinstated.

C.	Impaired Classes of Claims

1.  Class 5: SSN Claims

On, or as soon as reasonably practicable after, the Distribution Date, the Debtors or the Reorganized Debtors, as the case may be, shall distribute to the SSN Indenture Trustee, for the ratable benefit of the Holders of Allowed Class 5 SSN Claims, and in full satisfaction, settlement, release, and discharge of and in exchange for all such Allowed Class 5 SSN Claims, 90% of the aggregate New Common Stock, subject to dilution resulting from the issuance of equity pursuant to the Management Incentive Plan. The SSN Indenture Trustee shall, in accordance with the terms of the SSN Indenture, promptly distribute to each Holder of an Allowed Class 5 SSN Claim, as of the Distribution Notification Date, such Holder’s Pro Rata share of 90% of the aggregate New Common Stock, subject to dilution resulting from the issuance of equity pursuant to the Management Incentive Plan. As of the Effective Date, the SSNs will be cancelled as set forth in Article IV.B.1 hereof.

2.  Class 8: Old Common Stock Interests

On, or as soon as reasonably practicable after, the Distribution Date, the Debtors or the Reorganized Debtors, as the case may be, shall distribute to each Holder of an Allowed Class 8 Old Common Stock Interest, such Holder’s Pro Rata share of 10% of the aggregate New Common Stock, subject to dilution resulting from the issuance of equity pursuant to the Management Incentive Plan. As of the Effective Date, all of the Equity Securities will be cancelled as set forth in Article IV.B.1 hereof.

3.  Class 9: Other Interests

On the Effective Date, the Holders of Allowed Other Interests shall not receive a Distribution on or on account of such Other Interests and such Other Interests shall be cancelled. Each Holder of a Class 9 Other Interest is deemed to reject the Plan.

D.	Special Provision Regarding Unimpaired Claims

Except as otherwise provided in the Plan, nothing shall affect the Debtors’ or Reorganized Debtors’ rights and defenses, both legal and equitable, with respect to any Unimpaired Claims, including, but not limited to, all rights with respect to legal and equitable defenses to Setoff Claims or recoupments against Unimpaired Claims.

ARTICLE IV.

MEANS FOR IMPLEMENTATION OF THE PLAN

A.	Continued Corporate Existence

The Debtors shall continue to exist after the Effective Date as separate corporate entities, in accordance with applicable non-bankruptcy law, and pursuant to their Corporate Documents in effect prior to the Effective Date, except to the extent such Corporate Documents are amended by the Restated Corporate Documents pursuant to this Plan.

B.	Corporate Action

1.  Cancellation of the Equity Securities, SSNs and SSN Indenture

On the Effective Date, except as otherwise provided for herein, (i) the SSNs, the Equity Securities and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the SSNs and the Equity Securities, shall be canceled, and (ii) the obligations of the Debtors under any agreements, indentures or certificates of designation governing the SSNs, the Equity Securities and any other note, bond, indenture or other instrument or document evidencing or creating any indebtedness or obligation of the Debtors related to the SSNs, the Equity Securities, shall be discharged; provided, however, that each indenture or other agreement that governs the rights of the Holder of a SSN Claim and that is administered by an indenture trustee, an agent, or a servicer shall continue in effect solely for the purposes of (a) allowing such indenture trustee, agent, or servicer to make the distributions to be made on account of such Claims under the Plan as provided in Article III hereof and (b) permitting such indenture trustee, agent, or servicer to maintain any rights or liens it may have for fees, costs and expenses under such indenture or other agreement; provided, further, that the provisions of clause (ii) of this paragraph shall not affect the discharge of the Debtors’ liabilities under the Bankruptcy Code and the Confirmation Order or result in any expense or liability to the Reorganized Debtors. The Reorganized Debtors shall not have any obligations to any indenture trustee, agent or servicer (or to any Disbursing Agent replacing such indenture trustee, agent or servicer) for any fees, costs or expenses related to the SSNs; provided, however, that nothing herein shall preclude such indenture trustee, agent or servicer (or any Disbursing Agent replacing such indenture trustee, agent or servicer) from being paid or reimbursed for pre-petition and post-petition fees, costs and expenses from the distributions until payment in full of such fees, costs or expenses related to the SSNs that are governed by the respective indenture or other agreement in accordance with the provisions set forth therein.

Any actions taken by an indenture trustee, an agent, or a servicer that are not for the purposes authorized in this Article IV.B.1 of the Plan shall not be binding upon the Debtors. Notwithstanding the foregoing, the Debtors may terminate any indenture or other governing agreement related to the SSNs and the authority of any indenture trustee, agent, or servicer to act thereunder at any time, with or without cause, by giving five (5) days written notice of termination to the indenture trustee, agent, or servicer. If distributions under the Plan have not been completed at the time of termination of the indenture or other governing agreement, the Debtors shall designate a Disbursing Agent to act in place of the indenture trustee, agent, or servicer, and the provisions of this Article IV.B.1 shall be deemed to apply to the new distribution agent.

For the avoidance of doubt, none of the foregoing shall be applicable to the FRN Indenture and the FRN Indenture Trustee. The FRN Notes and the FRN Indenture Trustee shall continue to be governed by the FRN Indenture, which shall be assumed and Reinstated.

2.  Restated Corporate Documents

The Corporate Documents of Holdings shall be amended as necessary to satisfy the provisions of the Plan and the Bankruptcy Code and shall include, among other things, pursuant to section 1123(a)(6) of the Bankruptcy Code, (x) a provision prohibiting the issuance of non-voting equity securities, and if applicable (y) a provision as to the classes of securities issued pursuant to the Plan or thereafter possessing voting power, for an appropriate distribution of such power among such classes, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends. On the Effective Date or as soon thereafter as is practicable, Reorganized Holdings shall file with the Secretary of the State of Delaware in accordance with sections 103 and 303 of the Delaware General Corporation Law, the applicable amended certificate of incorporation.

3.  Other General Corporate Matters

On or after the Effective Date, the Reorganized Debtors will be authorized to take such action as is necessary under the laws of the State of Delaware, federal law and other applicable law to effect the terms and provisions of the Plan. Without limiting the foregoing, the issuance of the New Common Stock, the election and the appointment of directors or officers, entry into the Stockholders Agreement, the Management Incentive Plan, and any other matter involving the corporate structure of the Reorganized Debtors shall be deemed to have occurred and shall be in effect from and after the Effective Date pursuant to section 303 of the Delaware General Corporation Law without any requirement of further action by the stockholders or directors of the Debtors or the Reorganized Debtors.

C.	Restructuring Transactions

1.  Implementation of Settlement/Lockup Agreements

The Plan incorporates and implements a compromise and settlement with certain Holders of the SSN Claims, as set forth in the Lockup Agreements. The distributions provided for herein to Holders of Claims and Interests represent the negotiated distributions as set forth in the Lockup Agreements.

2.  New Securities

(a) Authorization

As of the Effective Date, the issuance by Reorganized Holdings of the New Common Stock is hereby authorized without further act or action under applicable law, regulation, order or rule.

(b)	Issuance

The New Common Stock authorized pursuant to Article IV.C.2 hereof shall be issued by Reorganized Holdings pursuant to the Plan and the Amended Prospectus and Solicitation Statement without further act or action under applicable law, regulation, order or rule. The holders thereof will have no preemptive or other rights to subscribe for additional shares. The Confirmation Order shall provide that the issuance of the New Common Stock shall be exempt from the registration requirements of the Securities Act of 1933, as amended, in accordance with section 1145 of the Bankruptcy Code. The Confirmation Order shall provide that the issuance of the New Common Stock was in compliance with the registration requirements of the Securities Act of 1933, as amended.

3.  New Revolving Loan Facility

The Debtors or the Reorganized Debtors, as the case may be, expect to enter into one or more post-confirmation loan facilities, which may be the New Revolving Loan Facility, in order to (a) refinance amounts outstanding on the Effective Date under that DIP Facility, (b) make other payments required to be made on the Effective Date or the Distribution Date, and (c) provide the additional borrowing capacity required by the Reorganized Debtors and their subsidiaries following the Effective Date to maintain their operations.

D.	Directors And Officers

The initial directors and officers of Reorganized Holdings and Reorganized InSight shall each consist of the identical seven members, five designated by the Ad Hoc Committee, all of whom shall be reasonably acceptable to the Holdings’ board of directors as of the Petition Date and shall comply with the director independence requirements that are imposed on public companies, one designated by the Holders of the Old Common Stock, and Reorganized Holdings’ Chief Executive Officer. Reorganized Holdings’ Chief Executive Officer will serve as the sole member of the board of directors of each Reorganized Debtor other than Reorganized Holdings and Reorganized InSight. Those directors and officers of the Debtors, if any, who continue to serve after the Effective Date shall not be liable to any Person for any Claim that arose prior to the Effective Date in connection with such directors’ or officers’ service to the Debtors, in their capacity as director or officer. On or before the deadline for filing the Plan Supplement, the Debtors shall file with the Bankruptcy Court (i) a schedule setting forth the names of the persons to be appointed by the board of directors of the Reorganized Debtors pursuant to this section and (ii) a schedule disclosing such additional information as is necessary to satisfy section 1129(a)(5) of the Bankruptcy Code including (1) the identity and affiliation of any other individual who is proposed to serve as an officer or director of the Reorganization Debtors; (2) the identity of any other insider who will be employed or retained by the Reorganized Debtors; and (3) the compensation for each such individual. The initial board of directors of Reorganized Holdings and Reorganized InSight shall serve until the first annual meeting of the holders of the New Common Stock. Thereafter, the board of directors of Reorganized Holdings and Reorganized InSight will be elected in accordance with the Restated Corporate Documents set forth in Article IV.B.2 above and applicable non-bankruptcy law. The boards of directors of the Reorganized Debtors shall have the responsibility for the management, control, and operation of the Reorganized Debtors on and after the Effective Date.

E.	Revesting Of Assets

Except as otherwise set forth herein or in the Confirmation Order, as of the Effective Date, all property of the Estates shall revest in the Reorganized Debtors free and clear of all Claims, Liens, encumbrances and other Interests of the Holders of Claims or Interests. Subsidiary Equity Interests shall be retained, and the legal, equitable and contractual rights to which the Holders of such Allowed Subsidiary Equity Interests are entitled shall remain unaltered. From and after the Effective Date, the Reorganized Debtors may operate their businesses and use, acquire and dispose of property and settle and compromise Claims or Interests without supervision by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order. Without limiting the generality of the foregoing, the Debtors may, without application to or approval by the Bankruptcy Court, pay fees that it incurs after the Effective Date for professional fees and expenses.

F.	Preservation Of Rights Of Action; Settlement Of Litigation Claims

1. Retention of Causes of Action

Except to the extent such rights, Claims, causes of action, defenses, and counterclaims are expressly and specifically released in connection with the Plan, the Confirmation Order or in any settlement agreement approved during the Chapter 11 Cases, or otherwise provided in the Confirmation Order or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code: (1) any and all rights, Claims, causes of action (including avoidance actions or recovery actions under Chapter 5 of the Bankruptcy Code), defenses, and counterclaims of or accruing to the Debtors or their Estates shall remain assets of and vest in the Reorganized Debtors, whether or not litigation relating thereto is pending on the Effective Date, and whether or not any such rights, claims, causes of action, defenses and counterclaims have been listed or referred to in the Plan, the Schedules, or any other document filed with the Bankruptcy Court, and (2) neither the Debtors nor the Reorganized Debtors waive, relinquish, or abandon (nor shall they be estopped or otherwise precluded from asserting) any right, Claim, cause of action, defense, or counterclaim that constitutes property of the Estates: (a) whether or not such right, Claim, cause of action, defense, or counterclaim has been listed or referred to in the Plan or the Schedules, or any other document filed with the Bankruptcy Court, (b) whether or not such right, Claim, cause of action, defense, or counterclaim is currently known to the Debtors, and (c) whether or not a defendant in any litigation relating to such right, Claim, cause of action, defense or counterclaim filed a proof of Claim in the Chapter 11 Cases, filed a notice of appearance or any other pleading or notice in the Chapter 11 Cases, voted for or against the Plan, or received or retained any consideration under the Plan. Without in any manner limiting the generality of the foregoing, notwithstanding any otherwise applicable principal of law or equity, without limitation, any principals of judicial estoppel, res judicata, collateral estoppel, issue preclusion, or any similar doctrine, the failure to list, disclose, describe, identify, or refer to a right, Claim, cause of action, defense, or counterclaim, or potential right, Claim, cause of action, defense, or counterclaim, in the Plan, the Schedules, or any other document filed with the Bankruptcy Court shall in no manner waive, eliminate, modify, release, or alter the Reorganized Debtors’ right to commence, prosecute, defend against, settle, and realize upon any rights, Claims, causes of action, defenses, or counterclaims that the Debtors or the Reorganized Debtors have, or may have, as of the Confirmation Date. The Reorganized Debtors may commence, prosecute, defend against, settle, and realize upon any rights, Claims, causes of action, defenses, and counterclaims in their sole discretion, in accordance with what is in the best interests, and for the benefit, of the Reorganized Debtors.

G.	Exclusivity Period

The Debtors shall retain the exclusive right to amend or modify the Plan, and to solicit acceptances of any amendments to or modifications of the Plan, through and until the earlier of (i) the Effective Date, or (ii) the expiration of the Debtors’ exclusive period to solicit acceptances of the Plan under section 1121(d) of the Bankruptcy Code.

H.  Termination Of DIP Facility

The DIP Facility shall be terminated and be of no further force and effect upon payment in full on or one Business Day after the Effective Date, provided, however, that the liens and security interests securing the DIP Facility shall remain in full force and effect until the DIP Facility is repaid in full in Cash.

I.	Effectuating Documents; Further Reorganization Transactions

The chairman of the board of directors, president, chief financial officer, manager, or any other appropriate officer of the Debtors, or, after the Effective Date, the Reorganized Debtors, shall be authorized to execute, deliver, file, or record such contracts, instruments, releases, indentures, and other agreements or documents, and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. The secretary or assistant secretary of the Debtors, or, after the Effective Date, the Reorganized Debtors, shall be authorized to certify or attest to any of the foregoing actions.

J.	Exemption From Certain Transfer Taxes

Pursuant to section 1146(c) of the Bankruptcy Code, the issuance, transfer, or exchange of a security, or the making of delivery of an instrument of transfer from the Debtors to the Reorganized Debtors or any other Person or entity pursuant to the Plan may not be taxed under any law imposing a stamp tax or similar tax, and the Confirmation Order shall direct the appropriate state or local governmental officials or agents to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

ARTICLE V.

ACCEPTANCE OR REJECTION OF THE PLAN

A.	Classes Entitled To Vote

Each Impaired Class of Claims that will (or may) receive or retain property or any interest in property under the Plan, shall be entitled to vote to accept or reject the Plan. By operation of law, each Unimpaired Class of Claims is deemed to have accepted the Plan and, therefore, is not entitled to vote to accept or reject the Plan.

B.	Acceptance By Impaired Classes

An Impaired Class of Claims shall have accepted the Plan if (i) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan. An Impaired Class of Interests shall have accepted the Plan if (i) the Holders (other than any Holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

ARTICLE VI.

SECURITIES TO BE ISSUED
IN CONNECTION WITH THE PLAN

On or before the Distribution Date, the Reorganized Holdings shall issue for distribution in accordance with the provisions of the Plan the New Common Stock. All securities to be issued will be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed.

ARTICLE VII.

PROVISIONS GOVERNING DISTRIBUTIONS

A.	Distributions For Claims And Interests Allowed As Of The Effective Date

Except as otherwise provided herein or as ordered by the Bankruptcy Court, distributions to be made on account of Claims that are Allowed Claims and Interests that are Allowed Interests as of the Effective Date shall be made on the Distribution Date, or as soon thereafter as practicable. The New Common Stock to be issued under this Plan shall be deemed issued as of the Distribution Date regardless of the date on which they are actually distributed. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made pursuant to Articles III, VII, and IX of this Plan.

B.	Interest On Claims

Except for interest, fees and expenses owed and owing to the Lender pursuant to the Loan Documents, to the FRN Holders pursuant to the FRN Documents, or to capital lessors pursuant to capital leases, unless otherwise specifically provided by this Plan or the Confirmation Order, or by applicable bankruptcy law, post-petition interest shall not accrue and not be paid on Allowed Claims when due under the contract, agreement, or other instrument governing the terms and conditions of the obligation comprising such Allowed Claim. Post-petition interest shall accrue and be paid upon, and to the extent, any Disputed Claim in respect of the period from the Effective Date to the date a final distribution is made thereon, if and after such Disputed Claim becomes an Allowed Claim.

C.	Disbursing Agent

The Disbursing Agent shall make all distributions required under this Plan (subject to the provisions of Articles III and IX hereof) except distributions to the Holders of Allowed Class 5 SSN Claims, which distributions shall be deposited with the SSN Indenture Trustee, who shall deliver such distributions to the Holders of such Claims in accordance with the provisions of this Plan and the terms of the SSN Indenture.

If the Disbursing Agent is an independent third party designated by the Reorganized Debtors to serve in such capacity, such Disbursing Agent shall receive, without further Bankruptcy Court approval, reasonable compensation for distribution services rendered pursuant to the Plan and reimbursement of reasonable out-of-pocket expenses incurred in connection with such services from the Reorganized Debtors on terms acceptable to the Reorganized Debtors. No Disbursing Agent shall be required to give any bond or surety or other security for the performance of its duties unless otherwise ordered by the Bankruptcy Court. If otherwise so ordered, all costs and expenses of procuring any such bond shall be paid by the Reorganized Debtors.

D.	Surrender Of Securities Or Instruments

On or before the Distribution Date, or as soon as practicable thereafter, each holder of an instrument evidencing (i) a Claim on account of SSNs (a “Certificate”) shall surrender such Certificate to the SSN Indenture Trustee and such Certificate shall be cancelled and (ii) an Equity Security Interest (a “Stock Certificate”) shall surrender such Stock Certificate to the Disbursing Agent and such Stock Certificate shall be cancelled. No distribution of property hereunder shall be made by the SSN Indenture Trustee or the Disbursing Agent, as the case may be, to any such holder unless and until such Certificate or Stock Certificate is received by the SSN Indenture Trustee or the Disbursing Agent, as applicable, or the unavailability of such Certificate or Stock Certificate is reasonably established to the satisfaction of the SSN Indenture Trustee or the Disbursing Agent, as applicable. Any such holder who fails to surrender or cause to be surrendered such Certificate or Stock Certificate or fails to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to the SSN Indenture Trustee or the Disbursing Agent, as applicable, prior to the second (2nd) anniversary of the Effective Date, shall be deemed to have forfeited all rights and Claims in respect of such Certificate or all rights and Interests in respect of such Stock Certificate, as applicable, and shall not participate in any distribution hereunder, and all property in respect of such forfeited distribution, including interest accrued thereon, shall revert to the Reorganized Debtors notwithstanding any federal or state escheat laws to the contrary.

E.	Instructions To Disbursing Agent

Prior to any distribution on account of an Allowed Class 5 SSN Claim, the SSN Indenture Trustee shall instruct the Disbursing Agent, in a form and manner that the Disbursing Agent reasonably determines to be acceptable, of the names of the Holders of Allowed Class 5 SSN Claims, and the New Common Stock to be issued and distributed to or on behalf of such Holders of Allowed Class 5 SSN Claims in exchange for properly surrendered SSNs.

F.	Services Of Indenture Trustees, Agents, And Servicers

The services, with respect to consummation of the Plan, of indenture trustees, agents, and servicers under indentures and other agreements that govern the rights of Holders of Claims, shall be as set forth in Article IV.B.1 and elsewhere in the Plan.

G.	Notification Date For Distributions To Holders Of Debt and Equity Securities

At the close of business on the Distribution Notification Date, the transfer ledgers for the SSNs and the Old Common Stock shall be closed, the Claims register for transfer of Claims and Interests pursuant to Bankruptcy Rule 3001(e) will also be closed and there shall be no further changes in the record holders of the SSNs and the Old Common Stock. The Reorganized Debtors and the Disbursing Agent, if any, shall have no obligation to recognize any transfer of such SSNs or Old Common Stock occurring after the Distribution Notification Date and shall be entitled instead to recognize and deal for all purposes hereunder with only those holders stated on the applicable transfer ledgers as of the close of business on the Distribution Notification Date.

H.	Means Of Cash Payment

Cash payments made pursuant to this Plan shall be in U.S. funds, by the means agreed to by the payor and the payee, including by check or wire transfer, or, in the absence of an agreement, such commercially reasonable manner as the payor shall determine in its sole discretion.

I.	Delivery Of Distributions

Distributions to Holders of Allowed Claims and Allowed Interests shall be made by the Disbursing Agent or the SSN Indenture Trustee, as the case may be, (a) at the addresses set forth on the proofs of Claim or Interest filed by such Holders (or at the last known addresses of such Holders if no proof of Claim or Interest is filed or if the Debtors have been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Disbursing Agent after the date of any related proof of Claim or Interest, (c) at the addresses reflected in the Schedules if no proof of Claim or Interest has been filed and the Disbursing Agent has not received a written notice of a change of address, (d) in the case of the Holder of a Claim that is governed by an indenture or other agreement and is administered by an indenture trustee, agent, or servicer, at the addresses contained in the official records of such indenture trustee, agent, or servicer, or (e) at the addresses set forth in a properly completed letter of transmittal accompanying securities properly remitted to the Debtors. If any Holder’s distribution is returned as undeliverable, no further distributions to such Holder shall be made unless and until the Disbursing Agent or the appropriate indenture trustee, agent, or servicer is notified of such Holder’s then current address, at which time all missed distributions shall be made to such Holder without interest. Amounts in respect of undeliverable distributions made through the Disbursing Agent or the indenture trustee, agent, or servicer, shall be returned to the Reorganized Debtors until such distributions are claimed. All claims for undeliverable distributions must be made on or before the second (2nd) anniversary of the Effective Date, after which date all unclaimed property shall revert to the Reorganized Debtors free of any restrictions thereon and the claim of any holder or successor to such holder with respect to such property shall be discharged and forever barred, notwithstanding any federal or state escheat laws to the contrary.

J.	Fractional Dollars; De Minimis Distributions

Any other provision of the Plan notwithstanding, payments of fractions of dollars shall not be made. Whenever any payment of a fraction of a dollar under the Plan would otherwise be called for, the actual payment made shall reflect a rounding of such fraction to the nearest whole dollar (up or down), with half dollars being rounded down. The Disbursing Agent, or any indenture trustee, agent, or servicer, as the case may be, shall not make any payment of less than twenty-five dollars ($25.00) with respect to any Claim unless a request therefor is made in writing to such Disbursing Agent, indenture trustee, agent, or servicer, as the case may be.

K.	Withholding And Reporting Requirements

In connection with this Plan and all distributions hereunder, the Disbursing Agent shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements. The Disbursing Agent shall be authorized to take any and all actions that may be necessary or appropriate to comply with such withholding and reporting requirements.

L.	Calculation of Distribution Amounts of New Common Stock

No fractional shares of New Common Stock shall be issued or distributed under the Plan by the Reorganized Debtors, the Disbursing Agent, or the SSN Indenture Trustee. Each Person entitled to receive New Common Stock will receive the total number of whole shares of New Common Stock to which such Person is entitled. Whenever any distribution to a particular Person would otherwise call for distribution of a fraction of a share of New Common Stock, the actual distribution of shares of such New Common Stock shall be rounded to the next higher or lower whole number as follows: (a) fractions1/2 or greater shall be rounded to the next higher whole number, and (b) fractions of less than1/2 shall be rounded to the next lower whole number. The total number of shares of New Common Stock to be distributed to the holder of a Class 5 SSN Claim shall be adjusted as necessary to account for the rounding provided for in this Article VII.L. No consideration shall be provided in lieu of fractional shares that are rounded down.

M.	Setoffs

The Reorganized Debtors may, but shall not be required to, set off against any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtors or Reorganized Debtors may have against the holder of such Claim; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtors of any such claim that the Debtors or Reorganized Debtors may have against such holder.

N.	Change of Control

Notwithstanding anything to the contrary contained in this Plan, the Loan and Security Agreement, the Indentures, or any executory contract to which any of the Debtors is a party, the transactions to be consummated in accordance with the Plan shall not create, or be deemed to create, (a) any right on the part of the Holder of an SSN or FRN to require that any of the Debtors or the Reorganized Debtors repurchase such Holder’s SSNs or FRNs, respectively or (b) any other claim in connection therewith, upon a “Change of Control,” as such term may be defined in any of the Indentures, the Loan and Security Agreement or in any executory contract being assumed pursuant to the Plan.

ARTICLE VIII.

EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A.	Assumption

On the Effective Date, and to the extent permitted by applicable law, all of the Debtors’ executory contracts and unexpired leases will be assumed by the Debtors, unless such executory contract or unexpired lease:

(a) was previously assumed or rejected by the Debtors and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $     ;

(b) previously expired or terminated pursuant to its own terms;

(c) is filed as part of the Plan Supplement as a contract or lease that is being rejected pursuant to the Plan, and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $     ;

(d) is the subject of a motion to reject filed on or before the Confirmation Date and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $     ; or

(e) is otherwise expressly provided for in this Plan or any contract, instrument or agreement entered into in contemplation of this Plan and with respect to such contracts and leases that have outstanding obligations on the part of the Debtors of $     .

B.	Pass-Through

Any rights or arrangements necessary or useful to the operation of the Debtors’ business but not otherwise addressed as a claim or equity interest, including non-exclusive or exclusive patent, trademark, copyright, maskwork or other intellectual property licenses and other executory contracts not assumable under section 365(c) of the Bankruptcy Code, shall, in the absence of any other treatment, be passed through the bankruptcy proceedings for the Debtors and the Debtors’ counterparty’s benefit, unaltered and unaffected by the bankruptcy filings or the Chapter 11 Cases.

C.	Assumed Executory Contracts and Unexpired Leases Related to Real Property

Each executory contract and unexpired lease that is assumed and relates to the use, ability to acquire, or occupancy of real property will include (a) all modifications, amendments, supplements, restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affect such executory contract or unexpired lease, and (b) all executory contracts or unexpired leases and other rights appurtenant to the property, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, reciprocal easement agreements, vaults, tunnel or bridge agreements or franchises, and any other equity interests in real estate or rights in rem related to such premises, unless any of the foregoing agreements has been rejected pursuant to an order of the Bankruptcy Court or is the subject of a motion to reject filed on or before the Confirmation Date.

D.	Cure Costs and Bar Dates

1.  Cure

Except to the extent different treatment is agreed to among the parties, any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Plan is in default will be satisfied, under section 365(b)(1) of the Bankruptcy Code, at the Debtors’ option, by the payment of Cash or distribution of other property as necessary to cure any defaults. If there is a dispute regarding (i) the nature or amount of any cure, (ii) the Debtors’ ability or the ability of the Debtors’ assignees to provide “adequate assurance of future performance” (within the meaning of section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (iii) any other matter pertaining to assumption, cure will occur following the entry of a

Final Order resolving the dispute and approving the assumption or assumption and assignment, as the case may be.

2.  Bar Date for Filing Claims for Rejection Damages

If the rejection of an executory contract or unexpired lease gives rise to a Claim, a proof of Claim must be served upon the Debtors and the Debtors’ counsel within 30 days after the later of:

(a) notice of entry of the Confirmation; or

(b) other notice that the executory contract or unexpired lease has been rejected.

Any claim not served within such time period will be forever barred. Each such Claim will constitute a Class 6 Claim, to the extent such Claim is Allowed by the Bankruptcy Court.

E.	Survival of Indemnification and Corporation Contribution

Notwithstanding anything to the contrary contained in the Plan, the obligations of the Debtors, if any, to indemnify and/or provide contribution to its directors, officers, agents, employees and representatives who are serving in such capacity on the Petition Date, pursuant to the Corporate Documents applicable statutes, or contractual obligations, in respect of all past, present and future actions, suits and proceedings against any of such directors, officers, agents, employees and representatives, based on any act or omission related to the service with, for or on behalf of the Debtors will be deemed and treated as executory contracts that are assumed by the applicable Debtor or Reorganized Debtor pursuant to the Plan and section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations will not be discharged, but will instead survive and be unaffected by entry of the Confirmation Date.

ARTICLE IX.

PROCEDURES FOR RESOLVING DISPUTED,
CONTINGENT, AND UNLIQUIDATED CLAIMS

A.	Objection Deadline; Prosecution Of Objections

As soon as practicable, but in no event after the later (i) than sixty (60) days after the Effective Date (unless extended by an order of the Bankruptcy Court) and (ii) the date any Claim is filed and served upon the Debtors, the Reorganized Debtors shall file objections to Claims with the Bankruptcy Court and serve such objections upon the holders of each of the Claims to which objections are made. Nothing contained herein, however, shall limit the Reorganized Debtors’ right to object to Claims, if any, filed or amended more than sixty (60) days after the Effective Date.

B.	No Distributions Pending Allowance

Notwithstanding any other provision of the Plan, no payments or distributions shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim, or some portion thereof, has become an Allowed Claim.

C.	Distribution Reserve

The Disbursing Agent shall withhold the Distribution Reserve from the Cash or other property (other than the New Common Stock to be distributed to the SSN Indenture Trustee for the ratable benefit of the holders of Allowed Class 5 SSN Claims) to be distributed under the Plan. As to any Disputed Claim, upon a request for estimation by the Debtors, the Bankruptcy Court shall determine what amount is sufficient to withhold as the Distribution Reserve. The Debtors may request estimation for every Disputed Claim that is unliquidated and the Disbursing Agent shall withhold the Distribution Reserve based upon the estimated amount of such Claim as set forth in a Final Order. In no event shall the holder of a Disputed Claim be entitled to a distribution in excess of the Debtors’ estimate of such Disputed Claim. If the Debtors elect not to request such an estimation from the Bankruptcy Court with respect to a Disputed Claim that is liquidated, the Disbursing Agent shall withhold the Distribution Reserve based upon the Face Amount of such Claim.

D.	Distributions After Allowance

The Reorganized Debtors or the Disbursing Agent, as the case may be, shall make payments and distributions from the Distribution Reserve to each holder of a Disputed Claim that has become an Allowed Claim in accordance with the provisions of the Plan governing the class of Claims to which such holder belongs. On the next succeeding interim distribution date after the date that the order or judgment of the Bankruptcy Court allowing all or part of such Claim becomes a Final Order, the Disbursing Agent shall distribute to the holder of such Claim any Cash or other property in the Distribution Reserve that would have been distributed on the Distribution Date had such Allowed Claim been allowed on the Distribution Date. After a Final Order has been entered, or other final resolution has been reached, with respect to each Disputed Claim, any Cash or other property remaining in the Distribution Reserve shall become property of the Reorganized Debtors. All distributions made under Article IX.D of the Plan on account of an Allowed Claim shall be made together with any dividends, payments, or other distributions made on account of, as well as any obligations arising from, the distributed property, as if such Allowed Claim had been an Allowed Claim on the Distribution Date. Notwithstanding the foregoing, the Disbursing Agent shall not be required to make distributions under Article IX.D more frequently than once every 180 days or to make any individual payments in an amount less than $25.00.

E.	General Unsecured Claims

Notwithstanding the contents of the Schedules, Claims listed therein as undisputed, liquidated and not contingent shall be reduced by the amount, if any, that was paid by the Debtors prior to the Effective Date including pursuant to orders of the Bankruptcy Court. To the extent such payments are not reflected in the Schedules, such Schedules will be deemed amended and reduced to reflect that such payments were made. Nothing in the Plan shall preclude the Reorganized Debtors from paying Claims that the Debtors were authorized to pay pursuant to any Final Order entered by the Bankruptcy Court prior to the Confirmation Date.

ARTICLE X.

CONDITIONS PRECEDENT TO CONFIRMATION AND
CONSUMMATION OF THE PLAN

A.	Conditions To Confirmation

1. The Bankruptcy Court shall not enter the Confirmation Order unless and until (i) the Confirmation Order shall be reasonably acceptable in form and substance to the Debtors and the Exit Lenders and (ii) the Confirmation Order includes a finding of fact that the Debtors, the Reorganized Debtors, the Ad Hoc Committee, and their respective present and former members plan, officers, directors, employees, advisors, attorneys, and agents acted in good faith within the meaning of and with respect to all of the actions described in section 1125(e) of the Bankruptcy Code and are therefore not liable for the violation of any applicable law, rule, or regulation governing such actions.

2. The Debtors shall have arranged for credit availability under the New Revolving Loan Facility, in amount, form and substance acceptable to the Debtors or Reorganized Debtors, as the case may be, to provide the Reorganized Debtors and their subsidiaries with their working capital needs.

B.	Conditions To Consummation

The following are conditions precedent to the occurrence of the Effective Date, each of which must be (i) satisfied or (ii) waived in accordance with Article X.D. below:

1. The Confirmation Order, in form and substance reasonably acceptable to the Debtors and the Exit Lenders, confirming the Plan, as the same may have been modified, must, among other things, provide that:

(a) the Debtors and Reorganized Debtors are authorized and directed to take all actions necessary or appropriate to enter into, implement and consummate the contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Restructuring;

(b) the provisions of the Confirmation Order are nonseverable and mutually dependent;

(c) the transfers of property by the Debtors (a) to the Reorganized Debtors (i) are or will be legal, valid, and effective transfers of property, (ii) vest or will vest the Reorganized Debtors with good title to such property free and clear of all Liens, charges, Claims, encumbrances, or Interests, except as expressly provided in the Plan or Confirmation Order, (iii) do not and will not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, and (iv) do not and will not subject the Reorganized Debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability, and (b) to holders of Claims under the Plan are for good consideration and value and are in the ordinary course of the Debtors’ businesses;

(d) except as expressly provided in the Plan, the Debtors are discharged effective upon the Confirmation Date from any “debt” (as that term is defined in section 101(12) of the Bankruptcy Code), and the Debtors’ liability in respect thereof is extinguished completely, whether reduced to judgment or not, liquidated or unliquidated, contingent or noncontingent, asserted or unasserted, fixed or unfixed, matured or unmatured, disputed or undisputed, legal or equitable, or known or unknown, or obligation of the Debtors incurred before the Confirmation Date, or from any conduct of the Debtors prior to the Confirmation Date, or that otherwise arose before the Confirmation Date, including, without limitation, all interest, if any, on any such debts, whether such interest accrued before or after the Petition Date;

(e) the Plan does not provide for the liquidation of all or substantially all of the property of the Debtors and its confirmation is not likely to be followed by the liquidation of the Reorganized Debtors or the need for further financial reorganization;

(f) the New Common Stock, issued under the Plan in exchange for the SSN Claims against the Debtors are exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, except to the extent that holders of the New Common Stock are “underwriters,” as that term is defined in section 1145 of the Bankruptcy Code. The issuance of the New Common Stock pursuant to the Exchange Offer was in compliance with the registration requirements of the Securities Act of 1933, as amended;

(g) no beneficial owner of an SSN Claim shall receive a distribution of New Common Stock for 35% or more of the shares of the New Common Stock that will be outstanding on the Effective Date; and

(h) all executory contracts or unexpired leases assumed or assumed and assigned by the Debtors during the Chapter 11 Cases or hereunder shall remain in full force and effect for the benefit of the Debtors or their assignees notwithstanding any provision in such contract or lease (including those described in sections 365(b)(2) and (f) of the Bankruptcy Code) that prohibits such assignment or transfer or that enables, permits, or requires termination of such contract or lease.

2. The Reorganized Debtors shall have credit availability under the New Revolving Loan Facility, in amount, form and substance acceptable to the Debtors or Reorganized Debtors, as the case may be, to provide the Reorganized Debtors and their subsidiaries with their working capital needs.

3. The following agreements, in form reasonably satisfactory to the Debtors or Reorganized Debtors, shall have been executed and delivered, and all conditions precedent thereto shall have been satisfied:

(a) Restated Corporate Documents.

(b) The Registration Rights Agreement.

(c) New Revolving Loan Facility.

4. All authorizations, consents, and regulatory approvals required, if any, in connection with the consummation of this Plan shall have been obtained.

5. The Amended Prospectus and Solicitation Statement shall remain effective and no “stop order” is in effect.

6. The Debtors shall have executed and delivered all documents necessary to effectuate the issuance of the New Common Stock.

7. Confirmation shall have occurred and the Confirmation Order shall have been entered by the Bankruptcy Court.

8. The Confirmation Order shall have become a Final Order.

9. There shall not be in effect on the Effective Date any (i) order entered by a U.S. court or (ii) any order, opinion, ruling or other decision entered by any other court or governmental entity or (iii) United States or other applicable law staying, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by the Plan.

10. No request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall remain pending.

11. None of the Lockup Agreements shall have been terminated.

12. All definitive documentation relating to the Plan and the transactions contemplated thereby shall be consistent in all material respects with the Lockup Agreement and all other documents material to the consummation of the transactions contemplated under the Plan shall be reasonably acceptable to the Debtors and in form and substance.

13. All actions, documents and agreements necessary to implement the Plan shall have been effected or executed.

C.	Substantial Consummation

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

D.	Waiver Of Conditions

Each of the conditions set forth in Article X. may be waived in whole or in part by the Debtors or Reorganized Debtors, without any notice to parties in interest or the Bankruptcy Court (except to the Ad Hoc Committee) and without a hearing. The failure to satisfy or waive any condition to the Effective Date may be asserted by the Debtors or the Reorganized Debtors, regardless of the circumstances giving rise to the failure of such condition to be satisfied (including any action or inaction by the Debtors or Reorganized Debtors). The failure of the Debtors or the Reorganized Debtors to exercise any of the foregoing rights shall not be deemed a waiver of any other rights, and each such right shall be deemed an ongoing right that may be asserted at any time.

ARTICLE XI.

MODIFICATIONS AND AMENDMENTS

The Debtors may alter, amend, or modify the Plan or any Exhibits thereto under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Date. After the Confirmation Date and prior to substantial consummation of the Plan, as defined in section 1101(2) of the Bankruptcy Code, the Debtors may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan so long as such Proceedings do not materially adversely affect the treatment of Holders of Claims or Interests under the Plan; provided, however, that prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or order of the Bankruptcy Court.

ARTICLE XII.

RETENTION OF JURISDICTION

Under sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Chapter 11 Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

A. Allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim or Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any objections to the allowance or priority of Claims or Interests;

B. Hear and determine all applications for compensation and reimbursement of expenses of Professionals under the Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code; provided, however, that from and after the Effective Date, the payment of the fees and expenses of the retained professionals of the Reorganized Debtors shall be made in the ordinary course of business and shall not be subject to the approval of the Bankruptcy Court;

C. Hear and determine all matters with respect to the assumption or rejection of any executory contract or unexpired lease to which one or more of the Debtors are parties or with respect to which one or more of the Debtors may be liable, including, if necessary, the nature or amount of any required cure or the liquidation of any claims arising therefrom;

D. Hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters arising out of, under, or related to, the Chapter 11 Cases;

E. Enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection with the Plan, or the Confirmation Order;

F. Hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan, including disputes arising under agreements, documents or instruments executed in connection with the Plan;

G. Consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

H. Issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with implementation, consummation, or enforcement of the Plan or the Confirmation Order;

I. Enter and implement such orders as may be necessary or appropriate if the Confirmation Order is for any reason reversed, stayed, revoked, modified, or vacated;

J. Hear and determine any matters arising in connection with or relating to the Plan, the Confirmation Order, or any contract, instrument, release, or other agreement or document created in connection with the Plan, or the Confirmation Order;

K. Enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Chapter 11 Cases;

L. Recover all assets of the Debtors and property of the Debtors’ Estates, wherever located;

M. Hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;

N. Hear and determine all disputes involving the existence, nature, or scope of the Debtors’ discharge;

O. Hear and determine such other matters as may be provided in the Confirmation Order or as may be authorized under, or not inconsistent with, provisions of the Bankruptcy Code; and

P. Enter a final decree closing the Chapter 11 Cases.

ARTICLE XIII.

COMPROMISES AND SETTLEMENTS

Pursuant to Bankruptcy Rule 9019, and in consideration for the classification, distribution and other benefits provided under the Plan, the provisions of the Plan shall constitute a good faith compromise and settlement of all Claims and controversies resolved pursuant to the Plan, including, without limitation, all Claims arising prior to the Petition Date, whether known or unknown, foreseen or unforeseen, asserted or unasserted, arising out of, relating to or in connection with the business or affairs of, or transactions with, the Debtors. The entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval of each of the foregoing compromises or settlements, and all other compromises and settlements provided for in the Plan, and the Bankruptcy Court’s findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, the Estate, Creditors and other parties in interest, and are fair, equitable and within the range of reasonableness.

ARTICLE XIV.

MISCELLANEOUS PROVISIONS

A.	Bar Dates For Certain Claims

1.  Administrative Claims: Substantial Contribution Claims

The Confirmation Order will establish an Administrative Claims Bar Date for filing of all Administrative Claims, including Substantial Contribution Claims (but not including Professional Fee Claims or claims for the expenses of the members of the Committee (if one has been appointed)), which date will be 45 days after the Effective Date. Holders of asserted Administrative Claims, other than Professional Fee Claims, claims for U.S. Trustee fees under 28 U.S.C. §1930, administrative tax claims and administrative ordinary case liabilities, must submit proofs of Administrative Claim on or before such Administrative Claims Bar Date or forever be barred from doing so. A notice prepared by the Reorganized Debtors will set forth such date and constitute notice of this Administrative Claims Bar Date. The Debtors or Reorganized Debtors, as the case may be, shall have 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) following the Administrative Claims Bar Date to review and object to such Administrative Claims before a hearing for determination of allowance of such Administrative Claims.

2.  Administrative Ordinary Course Liabilities

Holders of Administrative Claims that are based on liabilities incurred in the ordinary course of the Debtors’ businesses (other than Claims of governmental units for taxes (and for interest and/or penalties related to such taxes)) shall not be required to file any request for payment of such Claims. Such Administrative Claims, unless objected to by the Debtors, shall be assumed and paid by the Debtors, in Cash, pursuant to the terms and conditions of the particular transaction giving rise to such Administrative Claim.

3.  Administrative Tax Claims

All requests for payment of Administrative Claims by a governmental unit for taxes (and for interest and/or penalties related to such taxes) for any tax year or period, all or any portion of which occurs or falls within the period from and including the Petition Date through and including the Effective Date, and for which no bar date has otherwise been previously established, must be filed and served on the Reorganized Debtors and any other party specifically requesting a copy in writing on or before the later of (a) thirty (30) days following the Effective Date; and (b) one hundred and twenty (120) days following the filing of the tax return for such taxes for such tax year or period with the applicable governmental unit. Any Holder of any such Claim that is required to file a request for payment of such taxes and does not file and properly serve such a claim by the applicable bar date shall be forever barred from asserting any such claim against the Debtors, the Reorganized Debtors or their property, regardless of whether any such Claim is deemed to arise prior to, on, or subsequent to the Effective Date. Any interested party desiring to object to an Administrative Claim for taxes must file and serve its objection on counsel to the Debtors and the relevant taxing authority no later than ninety (90) days after the taxing authority files and serves its application.

4.  Professional Fee Claims

All final requests for compensation or reimbursement of Professional Fees pursuant to sections 327, 328, 330, 331, 503(b) or 1103 of the Bankruptcy Code for services rendered to the Debtors or the Committee (if one has been appointed) prior to the Effective Date (other than Substantial Contribution Claims under section 503(b)(4) of the Bankruptcy Code) must be filed and served on the Reorganized Debtors and their counsel no later than 45 days after the Effective Date, unless otherwise ordered by the Bankruptcy Court. Objections to applications of such Professionals or other entities for compensation or reimbursement of expenses must be filed and served on the Reorganized Debtors and their counsel and the requesting Professional or other entity no later than 45 days (or such longer period as may be allowed by order of the Bankruptcy Court) after the date on which the applicable application for compensation or reimbursement was served.

B.	Payment Of Statutory Fees

All fees payable pursuant to section 1930 of title 28 of the United States Code, as determined by the Bankruptcy Court at Confirmation shall be paid on or before the Effective Date.

C.	Severability Of Plan Provisions

If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

D.	Successors And Assigns

The rights, benefits and obligations of any entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such entity.

E.	Discharge Of The Debtors

All consideration distributed under the Plan shall be in exchange for, and in complete satisfaction, settlement, discharge, and release of, all Claims of any nature whatsoever against the Debtors or any of their assets or properties, and, except as otherwise provided herein or in the Confirmation Order, and regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims, upon the Effective Date, (a) the Debtors, shall be deemed discharged and released under section 1141(d)(l)(A) of the Bankruptcy Code from any and all Claims, including, but not limited to, demands and liabilities that arose before the Confirmation Date, and all debts of the kind specified in sections 502(g), 502(h) or 502(i) of the Bankruptcy Code, whether or not (i) a proof of Claim based upon such debt is filed or deemed filed under section 501 of the Bankruptcy Code, (ii) a Claim based upon such debt is Allowed under section 502 of the Bankruptcy Code, or (iii) the Holder of a Claim based upon such debt accepted the Plan; and (b) all Interests and other rights of the equity security holders in the Debtors shall be terminated. The Confirmation Order shall be a judicial determination of discharge of all liabilities of the Debtors, subject to the Effective Date occurring.

F.	Exculpation And Limitation Of Liability

Neither the Reorganized Debtors nor the Ad Hoc Committee, or any of their respective present or former members, equity holders, partners, officers, directors, employees, advisors, attorneys, or agents, shall have or incur any liability to any Holder of a Claim or an Interest, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to, or arising out of, the Chapter 11 Cases, negotiation of the Plan, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

Notwithstanding any other provision of this Plan, no Holder of a Claim or Interest, no other party in interest, none of their respective agents, employees, representatives, financial advisors, attorneys, or affiliates, and no successors or assigns of the foregoing, shall have any right of action against the Reorganized Debtors, the Estates, the Ad Hoc Committee, any official committee appointed in the Chapter 11 Cases, or any of their respective present or former members, equity holders, partners, officers, directors, employees, advisors, attorneys, or agents, for any act or omission in connection with, relating to, or arising out of, the Exchange Offer, the Chapter 11 Cases, the solicitation of acceptances of the Plan, the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for their gross negligence or willful misconduct.

The foregoing exculpation and limitation on liability shall not, however, limit, abridge, or otherwise affect the rights, if any, of the Reorganized Debtors to enforce, sue on, settle, or compromise the Litigation Claims retained pursuant to Article IV.F hereof.

G.	Permanent Injunction

Except as otherwise expressly provided in the Plan or the Confirmation Order, all entities who have held, hold or may hold Claims against, or Interests in, the Debtors will be permanently enjoined, on and after the Effective Date, from (i) commencing or continuing in any manner any action or other proceeding of any kind with respect to any such Claim or Interest, (ii) the enforcement, attachment, collection, or recovery by any manner or means of judgment, award, decree or order against the Debtors on account of any such Claim or Interest, (iii) creating, perfecting, or enforcing any encumbrance of any kind against the Debtors or against the property or interests in property of the Debtors on account of any such Claim or Interest, and (iv) asserting any right of setoff or subrogation of any kind against any obligation due from the Debtors or against the property or interests in property of the Debtors on account of any such Claim or Interest. The foregoing injunction will extend to successors of the Debtors (including, without limitation, the Reorganized Debtors) and their respective properties and interests in property.

H.	Debtors’ Releases

As of the Effective Date, the Debtors, the Reorganized Debtors and any successors shall be deemed, to the maximum extent permitted by applicable law, to forever release, waive and discharge all claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the Debtors or the Reorganized Debtors, the Chapter 11 Cases or the Plan (other than the rights of the Debtors and Reorganized Debtors and any successors to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such plan) and whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date and in any way relating to the Debtors, Reorganized Debtors or any successors or their property, the Chapter 11 Cases, the Plan, or the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee), any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee) and that may be asserted by or on behalf of the Debtors, the Reorganized Debtors, the Holders of the SSN Claims (including the Ad Hoc Committee and its present and former members), the SSN Indenture Trustee, any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee) and any successors or their property and against each of their directors, officers, employees, agents, financial advisors, representatives, affiliates, attorneys and professionals as of the Effective Date; provided, however, that such releases shall not operate as a waiver or release of any causes of action arising out of (x) any express contractual obligation owing by any such director, officer, or employee agent, financial advisor, representative, affiliate, attorney or professional, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, employee, agent, financial advisor, representative, affiliate or professional.

I.	Releases by Holders of Claims and Interests

As of the Effective Date, for good and valuable consideration, the adequacy of which is hereby confirmed, each Holder of a Claim (including a SSN Claim) or Interest that votes in favor of the Plan (or is deemed to accept the Plan), and to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, each Holder of a Claim or Interest that does not vote to accept the Plan, shall be deemed to unconditionally, forever release, waive and discharge all Claims, Interests, suits, judgments, damages, demands, debts, rights, causes of action and liabilities whatsoever in connection with or related to the recapitalization and restructuring efforts undertaken by the Debtors, the Chapter 11 Cases, the Plan (other than the rights to enforce the Plan and the contracts, instruments, releases, indentures, and other agreements or documents assumed, passed through or delivered in connection with such Plan) whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising, in law, equity or otherwise that are based in whole or in part on any act, omission, transaction, event or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganized Debtors and any successors, the Chapter 11 Cases, the Plan, the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee), or any official committee appointed in the Chapter 11 Cases (and its present and former members solely in their capacity as present or former members of such committee) against (i) the Debtors, the Reorganized Debtors and any successors, (ii) the Debtors’ present and former directors, officers, employees, agents, financial advisors, attorneys and professionals, (iii) the Ad Hoc Committee and its present and former members (solely in their capacity as present or former members of such committee) and advisors, and (iv) any official committee appointed in the Chapter 11 Cases and its present and former members (solely in their capacity as present or former members of such committee) and advisors ; provided, however, that the foregoing shall not waive or release any causes of action arising out of (x) any express contractual obligations owing by any such director, officer, employee, agent, financial advisor, attorney or professional of the Debtors, the Reorganized Debtors and any successors, or (y) the willful misconduct, gross negligence, intentional fraud or criminal conduct of such director, officer, employee, agent, financial advisor, representative or professional of the Debtors.

J.	Binding Effect

The Plan shall be binding upon and inure to the benefit of the Debtors, all present and former Holders of Claims against and Interests in the Debtors, their respective successors and assigns, including, but not limited to, the Reorganized Debtors, and all other parties-in-interest in these Chapter 11 Cases.

K.	Revocation, Withdrawal, Or Non-Consummation

The Debtors reserve the right to revoke or withdraw the Plan at any time prior to the Confirmation Date and to file subsequent plans of reorganization. If the Debtors revoke or withdraw the Plan, or if Confirmation or consummation of the Plan does not occur, then (i) the Plan shall be null and void in all respects, (ii) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Class of Claims), and any document or agreement executed pursuant to the Plan shall be deemed null and void, and (iii) nothing contained in the Plan, and no acts taken in preparation for consummation of the Plan, shall (a) constitute or be deemed to constitute a waiver or release of any Claims by or against, or any Interests in, the Debtors or any other Person, (b) prejudice in any manner the rights of the Debtors or any Person in any further proceedings involving the Debtors, or (c) constitute an admission of any sort by the Debtors or any other Person.

L.	Plan Supplement

Any and all exhibits, lists, or schedules not filed with the Plan shall be contained in the Plan Supplement and filed with the Clerk of the Bankruptcy Court not later than the tenth (10th) day prior to the Effective Date. Upon filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours. Holders of Claims or Interests may obtain a copy of the Plan Supplement upon written request to the Debtors in accordance with Article XIV.M of the Plan.

M.	Notices

Any notice, request, or demand required or permitted to be made or provided to or upon a Debtors, Reorganized Debtors or the Ad Hoc Committee under the Plan shall be (i) in writing, (ii) served by (a) certified mail, return receipt requested, (b) hand delivery, (c) overnight delivery service, (d) first class mail, or (e) facsimile transmission, and (iii) deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

INSIGHT HEALTH SERVICES HOLDINGS CORP.
26250 Enterprise Court
Suite 100
Lake Forest, CA 92630
Attn: General Counsel
Telephone: (949) 282-6000
Facsimile: (949) 462-3703

with a copy to:

Mark D. Collins
Daniel J. DeFranceschi
RICHARDS LAYTON & FINGER
One Rodney Square
920 North King Street
Wilmington, DE 19801
Telephone: (302) 651-7700
Facsimile: (302) 498-7701

and

Michael B. Solow
Harold D. Israel
KAYE SCHOLER LLC
70 West Madison Street
Suite 4100
Chicago, IL 60602
Telephone: (312) 583-2300
Facsimile: (312) 583-2360

and

AD HOC COMMITTEE OF HOLDERS OF
INSIGHT’S SENIOR SUBORDINATED NOTES
c/o Robert J. Stark
Brown Rudnick Berlack Israels LLP
7 Times Square
New York, New York 10036
Telephone: (212) 704-0100
Facsimile: (212) 704-0196

N.	Indemnification Obligations

Except as otherwise specifically limited in this Plan, any obligations or rights of the Debtors to indemnify its present and former directors, officers, or employees pursuant to the Debtors’ Corporate Documents, policy of providing employee indemnification, applicable state law, or specific agreement in respect of any claims, demands, suits, causes of action, or proceedings against such directors, officers, or employees based upon any act or omission related to such present and former directors’, officers’, or employees’ service with, for, or on behalf of the Debtors, shall survive confirmation of this Plan and remain unaffected thereby, irrespective of whether indemnification is owed in connection with an occurrence before or after the Petition Date.

O.	Prepayment

Except as otherwise provided in this Plan or the Confirmation Order, the Debtors shall have the right to prepay, without penalty, all or any portion of an Allowed Claim at any time; provided, however, that any such prepayment shall not be violative of, or otherwise prejudice, the relative priorities among the Classes of Claims.

P.	Term Of Injunctions Or Stay

Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date (excluding any injunctions or stays contained in this Plan or the Confirmation Order), shall remain in full force and effect until the Effective Date.

Q.	Registration Rights Agreement

Without limiting the effect of section 1145 of the Bankruptcy Code, on the Effective Date, to certain holders of New Common Stock shall have the option to become a party to a Registration Rights Agreement and, accordingly, will be afforded the rights thereby and will be subject to the obligations provided therein. The Registration Rights Agreement will provide, among other things, for demand and piggyback registration rights for the benefit of the signatories thereto.

R.	Hart-Scott-Rodino Compliance

Any shares of New Common Stock distributed to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity shall have expired or been terminated. Any filing fees associated with any such filing shall be paid by the Reorganized Debtors.

S.	Allocation of Plan Distributions Between Principal and Interest

To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, the value of such distribution shall be allocated to the principal amount of the Claim first and then, to the extent consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

T.	Dissolution of Committee

On the Effective Date, the Committee shall dissolve and the members of the Committee shall be released and discharged from all authority, duties, responsibilities and obligations related to and arising from and in connection with the Chapter 11 Cases.

U.	No Admissions

Notwithstanding anything herein to the contrary, nothing contained in the Plan shall be deemed as an admission by the Debtors with respect to any matter set forth herein including, without limitation, liability on any Claim.

[Remainder of Page Intentionally Left Blank]

V.	Governing Law

Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of (i) the State of Delaware shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan and (ii) the laws of the state of incorporation of the Debtors shall govern corporate governance matters with respect to such Debtors, in either case without giving effect to the principles of conflicts of law thereof.

ARTICLE XV.

CONFIRMATION REQUEST

The Debtors request Confirmation of the Plan under section 1129 of the Bankruptcy Code. If any Impaired Class does not accept the Plan pursuant to section 1126 of the Bankruptcy Code, the Debtors request Confirmation pursuant to section 1129(b) of the Bankruptcy Code. In that event, the Debtors reserve the right to modify the Plan to the extent (if any) that Confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.

Dated:	Wilmington, Delaware

May   , 2007

INSIGHT HEALTH SERVICES
HOLDINGS CORP., ET AL.

By:
Name: Mitch C. Hill

Title:	Executive Vice President and Chief Financial Officer

Mark D. Collins
Daniel J. DeFranceschi
RICHARDS LAYTON & FINGER
One Rodney Square
920 North King Street
Wilmington, DE 19801
Telephone: (302) 651-7700
Facsimile: (302) 498-7701

and

Michael B. Solow
Harold D. Israel
KAYE SCHOLER LLC
70 West Madison Street
Suite 4100
Chicago, IL 60602
Telephone:  (312) 583-2300
Facsimile:   (212) 836-8689
Facsimile:   (312) 583-2360

InSight Health Services Holdings Corp.

OFFER TO EXCHANGE

7,780,000 post 1 for 5.687362 reverse stock split shares of common stock	OR	7,780,000 post 1 for 6.326392 reverse stock split shares of common stock in either case
for the entire outstanding aggregate principal amount of
9 7/8% senior subordinated notes due 2011

and

CONSENT SOLICITATION

The dealer manager for this exchange offer is:

Lazard Capital Markets LLC

The exchange agent for this exchange offer is:

U.S. Bank Trust National Association

The solicitation and information agent for this exchange offer is:

CapitalBridge